

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 2
TO
FORM 1-A /A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

1- THE ESTRIDGE GROUP, INC.
2- ESTRIDGE DEVELOPMENT COMPANY, INC.
3- PAUL E. ESTRIDGE CORP.
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Paul J. Hayes
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Messaglia, Esq.
Karen Ball Woods, Esq.
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204

(Primary standard industrial Classification Code Number)		(I.R.S. Employer Identification Number)
236110	The Estridge Group, Inc.	35-1571489
531390	Estridge Development Company, Inc.	35-1787341
236110	Paul E. Estridge Corp.	35-1387708

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

ITEM 1. **Significant Parties**

(a) Director of Issuers

Paul E. Estridge, Jr.
Business:
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence:
15747 Oak Road
Carmel, Indiana 46033

(b) Executive Officers of Issuers

The business and affairs of the Issuers are ultimately directed by Paul E. Estridge, Jr., as principal shareholder and sole director, pursuant to applicable state law. Paul E. Estridge, Jr. is the President of each of the Issuers. Michael J. Keller is the Treasurer and Secretary of each of the Issuers. Mr. Estridge's business and residential address is set forth above in Item 1(a). Mr. Keller's business address is 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032. His residential address is 1531 Redwood Drive, Carmel, Indiana 46032.

(c) Not applicable

(d) Paul E. Estridge, Jr.
Business
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence
15747 Oak Road
Carmel, Indiana 46033

(e) Paul E. Estridge, Jr.
Business
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence
15747 Oak Road
Carmel, Indiana 46033

(f) Paul E. Estridge, Jr.
Business
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence
15747 Oak Road
Carmel, Indiana 46033

(g) Subsidiaries of The Estridge Group, Inc.

Ameritage Homes, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Estridge Design Services, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Entertainment, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Capital, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Services, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Investments, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Affiliates
BCE Associates, I, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

BCE Associates II, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

BCE Associates III, LLC

14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

BCE Associates IV, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

FirstSource Capital, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Estridge Investments, LLP
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

(h) Michael J. Messaglia Esq.
Business
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204
Residence
9453 North State Road 267
Brownsburg, Indiana 46112

(i) Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(j) Frank D. Neese
Business
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Residence
4343 Manning Road
Indianapolis, Indiana 46228

Dawn Barringer
Business
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202
Residence
3620 Katelyn Court
Indianapolis, Indiana 46228

(k) Frank D. Neese
Business
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202
Residence
4343 Manning Road
Indianapolis, Indiana 46228

(l) Not applicable

(m) Karen Ball Woods, Esq.
Business
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204
Residence
3942 Channing Circle
Indianapolis, Indiana 46240

ITEM 2. **Application of Rule 262**

(a) No

(b) Not applicable

ITEM 3. **Affiliate Sales**

Not applicable

ITEM 4. **Jurisdictions in which Securities are to be offered**

(a) The securities will be registered in the following jurisdictions: Illinois, Indiana, Ohio and Tennessee. The securities will be offered by a registered broker-dealer, Indiana Securities, LLC, by direct telephone call and mail.

(b) None

ITEM 5. **Unregistered Securities issued or sold within one year**

None

ITEM 6. **Other Present or Proposed Offerings**

None

ITEM 7. **Marketing Arrangements**

None

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement**

None

ITEM 9. **Use of a Solicitation of Interest Document**

None

KD_IM-847489_4.DOC

OFFERING CIRCULAR

THE ESTRIDGE GROUP, INC.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311

GUARANTEED BY:
ESTRIDGE DEVELOPMENT COMPANY, INC.
PAUL E. ESTRIDGE CORP.

SERIES 2007 SUBORDINATED NOTES DUE 2010
($1,000,000 Aggregate Principal Amount)
SERIES 2007 SUBORDINATED NOTES DUE 2012
($2,000,000 Aggregate Principal Amount)
SERIES 2007 SUBORDINATED NOTES DUE 2015
($2,000,000 Aggregate Principal Amount)
$2,650,000 Minimum
$5,000,000 Maximum
Minimum Initial Purchase: $5,000

The Estridge Group, Inc. (the "Company") is offering a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2007 Subordinated Notes Due 2010, Series 2007 Subordinated Notes Due 2012, and Series 2007 Subordinated Notes Due 2015 (collectively, the "Notes") with an interest rate of 10.5%, 11% and 11.5% per annum, respectively, and a maturity date of ___________, 2010, ___________, 2012, and ___________, 2015, respectively.

The Notes will bear interest from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year commencing on July 1, 2007 (for the period from the date of issuance through June 30, 2007). The Notes will be issued only in denominations of $1,000 and integral multiples thereof, subject to a minimum initial purchase of $5,000.

The Notes are redeemable at any time on or after January 1, 2008, at the option of the Company, in whole or in part at 100% of the principal amount, together with accrued and unpaid interest to the redemption date. The Notes do not provide for any sinking fund payments or principal payments prior to maturity and have no conversion features.

The Notes are guaranteed, as described herein, by Estridge Development Company, Inc. and Paul E. Estridge Corp. (collectively, the "Guarantors").

The Notes and Guaranties will be subordinated to all Senior Indebtedness (as defined herein). As of December 31, 2006, the total Senior Indebtedness was approximately $92.1 million. There is no limit on the amount of Senior Indebtedness that may be incurred. See **"Risk Factors" beginning on page 6 for a discussion of material risks that should be considered in connection with the purchase of the Notes offered hereby, and "Description of the Subordinated Notes--Subordination of the Notes and Guarantees."**

The Company has been advised by the Placement Agent in the Offering, Indiana Securities, LLC (the "Placement Agent") that it does not intend to make a market in the Notes and the Notes will not be listed on any securities exchange. It is unlikely that an active public market for the Notes will develop or be maintained after this Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERING SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	**Placement Agent Discounts and Commissions[1]**	**Proceeds to Company[2]**
Per Note	$1,000	$75	$925
Total Minimum	$2,650,000	$198,750	$2,451,250
Total Maximum	$5,000,000	$375,000	$4,625,000

[1] The Placement Agent Commissions are equal to 5.5% of the aggregate principal amount of the Notes plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold.

[2] Before deducting expenses payable by the Company estimated at $200,000 (including Placement Agent's attorneys fees which the Company has agreed to reimburse to the Placement Agent).

The Notes are offered by Indiana Securities, LLC, on a best efforts, minimum-maximum basis. As a result of its participation in the distribution of the Notes, Indiana Securities, LLC is deemed to be an "underwriter" as defined in the Securities Act of 1933. However, because Indiana Securities, LLC is offering the Notes pursuant to a Placement Agent Agreement, Indiana Securities, LLC is referred to herein as the "Placement Agent," unless the context requires otherwise.

If at least $2,650,000 in any combination of Notes are not sold within sixty (60) days of the date of this Offering Circular, or within an additional thirty (30) days upon the agreement of the Company and the Placement Agent (the "Termination Date"), then this Offering will not be consummated. Any Notes purchased by officers or directors of the Company will not be counted in determining whether the Offering minimum has been satisfied. Pending the closing of the sale of the Notes, all funds received from subscribers will be held in escrow by the Escrow Agent, MainSource Bank, Greensburg, Indiana. If this Offering is not consummated by the Termination Date, subscribers' funds will be returned promptly with a pro rata share of any net interest earned while in escrow. **See "Plan of Distribution."** This offering will commence promptly following qualification of the Form 1-A and will terminate six (6) months following the Offering Circular Date set forth below.

INDIANA SECURITIES, LLC
Underwriter/Placement Agent

Offering Circular Date: _____________, 2007

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary information is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Offering Circular. Prospective subscribers are urged to read this Offering Circular in its entirety.

The Estridge Companies

The Estridge Companies build single family homes and develop residential communities in the Indianapolis, Indiana metropolitan area. The companies were founded in 1967, when Paul E. Estridge, Sr. started building custom homes. In 1983, Paul E. Estridge, Jr. joined the family business and started The Estridge Group, Inc. to build family homes in neighborhoods it develops. In 1992, Paul E. Estridge, Jr. purchased his father's interest in these companies. In 2006, the Estridge Companies delivered 285 homes in the Indianapolis area. Additionally, the Estridge Companies are currently operating sales offices in 20 communities in the Indianapolis area. Several additional communities are in the planning and development stages.

For financial reporting purposes the Company combines entities in which it has a significant ownership interest and exercises management control. Accordingly, the Consolidated Summary Financial Data and the discussion of the financial condition and results of operations of the Company contained in this Offering Document include the Company and the subsidiaries of the Company, Ameritage Homes, LLC (a builder of single family homes), First Mile Services, LLC (a provider of telecommunications, security monitoring, data and cable television services) and Estridge Design Services, LLC (a design study home décor retail operation); and the affiliates of the Company: the Guarantors, FirstSource Capital, LLC (a mortgage brokerage operation); BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC BCE Associates IV, LLC (each, a provider of development financing for specific residential developments), and Estridge Investment Co., LLP (a commercial real estate leasing company), (collectively, the "Estridge Companies"). References in this Offering Circular to "we," "us" or "our" means the Estridge Companies. The Estridge Companies' most recent fiscal year ended September 30, 2006. Each of the Estridge Companies were incorporated or organized, as appropriate, in the State of Indiana.

For 2006, the Estridge Companies (which includes the Company, its subsidiaries and its variable interest entities) experienced a net loss of $2.0 million compared to a net income of $5.3 million for 2005. Without the effect variable interest entities the net loss and net income would have been $3.0 million and $2.8 million, respectively, for those same periods. The loss experienced by the Estridge Companies in 2006 results primarily from market conditions, development delays and investments in start-up operations. Prior to 2006, the Company had not incurred a loss since 1986.

For the three months ended December 31, 2006, the Estridge Companies experienced a net loss of $1.3 million, compared to a net loss of $1.1 million for the same period of the prior year. Without the effect of the variable interest entities net loss for the three months ended December 31, 2006 and 2005 would have been $1.3 million and $1.1 million, respectively. Due to the seasonal nature of its business, the Company has historically reported losses or made a small portion of its annual earnings during the first two quarters of its fiscal year. The seasonality results from the sales cycle for new homes, which peaks in the spring and early summer and troughs in the fall and early winter. Revenues from the peak sales season are recognized with the deliveries of completed homes, which occur in the summer months, or the third and fourth quarters of the Company's fiscal year.

The Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission in connection with this Offering, of which this Offering Circular is a part. The Offering Statement contained various exhibits, many of which are referenced in this Offering Circular. Copies of these exhibits are available upon request by any prospective purchaser of the Notes.

Consolidated Summary Financial Data
(unaudited)
(in thousands)

	Fiscal Year Ended September 30,		Three Months Ended December 31,	
	2006	2005	2006	2005
Consolidated Balance Sheets				
Homes, land and construction in progress	$ 114,940	$ 85,493	$127,053	$104,202
Total assets	181,965	146,481	184,288	162,597
Notes payable	87,184	66,761	92,055	78,552
Total liabilities	155,911	127,908	156,764	137,790
Minority interest in variable interest entries	12,748	2,253	15,492	9,580
Total stockholders' equity	13,305	16,320	12,031	15,227
Consolidated Statements of Operations				
Net revenues	$ 109,732	$ 143,329	$ 22,517	$ 20,826
Cost of revenues	88,483	111,901	18,657	17,227
Gross profit	21,249	31,428	3,860	3,599
Operating expenses	25,249	24,010	5,882	5,310
Income (loss) from operations	(4,000)	7,418	(2,022)	(1,711)
Other income (expense)	71	(109)	(19)	7
Net income (loss) before taxes and minority interest in variable interest entities	(3,928)	7,310	(2,041)	(1,703)
Income tax expense (benefit)	(1,907)	2,050	(781)	(669)
Net income (loss) before minority interest in variable interest entities[1]	(2,021)	5,259	(1,260)	(1,033)
Minority interest in variable interest entities[2]	993	2,503	15	69
Net income (Loss)[3]	(3,014)	2,756	(1,275)	(1,092)

See the Financial Statements and accompanying footnotes beginning on Page F-1 of this Offering Circular.

[1] Represents the net income (loss) of the Estridge Companies consisting of the Company consolidated with its subsidiaries and its variable interest entities.
[2] Represents the net income (loss) of the Estridge Companies excluding the Company consolidated with its subsidiaries.
[3] Represents the net income (loss) of the Company consolidated with its subsidiaries.

The Offering

Issue	A maximum of $5,000,000 of Notes will be sold. Notes will mature __________, 2010, _________, 2012, and ________, 2015, and will bear interest from the date of issuance. At least $2,650,000 in Notes must be sold before this Offering will be consummated. The minimum initial purchase is $5,000.
Guarantees	The Notes are guaranteed by Estridge Development Company, Inc. and Paul E. Estridge Corp. See **"Description of the Subordinated Notes--Guarantees of the Notes."**
Consideration for Purchase of Notes	The Company will accept readily available funds for purchase of the Notes.
Payment of Interest	Semi-annually on January 1 and July 1 of each year, commencing July 1, 2007 (for the period from date of issuance through June 30, 2007).
Interest Rate	10.5% per annum for 2007 Subordinated Notes due 2010 11% per annum for 2007 Subordinated Notes due 2012 11.5% per annum for 2007 Subordinated Notes due 2015 Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Redemption at the Company's Option	Redeemable at any time on or after January 1, 2008, at the option of the Company, subject to specified limitations set forth herein, in whole or in part, at 100% of the principal amount, together with accrued interest.
Sinking Fund	No sinking fund payments.
Ranking	The Notes and Guarantees will be unsecured general obligations of the Company and the Guarantors and will be subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture. As of December 31, 2006, the Senior Indebtedness of the Estridge Companies was approximately $92.1 million. There is no limit on the amount of Senior Indebtedness that may be incurred.

	See "**Description of the Subordinated Notes--Subordination of the Notes and Guarantees.**"
Offer to Purchase	The Company will be obligated to make an offer to purchase Notes in certain circumstances described herein. See **"Description of the Subordinated Notes--Certain Covenants."**
Change of Control	Upon the occurrence of a Change of Control (as defined in the Indenture), each holder of Notes will have the option to cause the Company to repurchase such holder's Notes, in whole or in part, at par plus accrued but unpaid interest to the date of repurchase. See **"Description of the Subordinated Notes--Certain Covenants--Offer to Purchase on Change of Control.**"
Redemption on Death	Upon the death of a noteholder, Notes held by the deceased noteholder may be tendered to the Company for redemption at a price of par plus accrued but unpaid interest; however, the Company will only be obligated to redeem up to $100,000 in Notes pursuant to such requests during any twelve-month period. See **"Description of the Subordinated Notes--Redemption at Death.**"
Debt Service Reserve Fund	The Company will create a debt service reserve fund (the "Reserve Fund") equal to six (6) months interest on the Notes. See **"Description of the Subordinated Notes--Debt Service Reserve Fund.**"
Use of Proceeds	The Company intends to use the net proceeds from the sale of the Notes to repay a short-term loan from Bally Creek Associates, LLC, and to create the Reserve Fund. See "**Use of Proceeds.**"
Certain Covenants	The Indenture under which the Notes will be issued contains certain restrictive covenants that will, among other things, limit the Company's ability to make certain Restricted Payments (as defined in the Indenture). The Indenture also restricts the Company's ability to consolidate or merge with or into, or transfer all or substantially all of its assets to, another

	person and requires the Company in certain circumstances to make an offer to purchase Notes at 100% of the principal amount plus accrued but unpaid interest. These restrictions and requirements are subject to a number of important qualifications and exceptions. See **"Description of the Subordinated Notes--Certain Covenants."**
Risk Factors	An investment in the Notes involves a significant degree of risk. The Notes and Guarantees are unsecured general obligations of the Company and the Guarantors, are subordinate in right of payment to all existing and future Senior Indebtedness, which is not limited in amount, and do not contain provisions for sinking fund payments. See "**Risk Factors**" for a discussion of material risks that should be considered in connection with an investment in the Notes.

RISK FACTORS

In analyzing this offering, prospective subscribers should carefully consider certain risks entailed in an investment in the Notes as set forth below, as well as the other information contained in this Offering Circular.

Caution Regarding Forward Looking Statements

This Offering Circular contains statements that constitute forward-looking statements. Those statements appear in a number of places in this Offering Circular and include projections of financial condition, cash flow or operating performance and statements regarding the intent, belief or current expectations of the Estridge Companies or management with respect to (i) the Estridge Companies' strategic plans, (ii) the policies of the Estridge Companies regarding capital expenditures, financing or other matters, and (iii) industry trends affecting the Estridge Companies' financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors, including the Risk Factors below.

The Notes are unsecured and subordinated to any Senior Indebtedness. In the event of the bankruptcy or liquidation of the Company and the Guarantors, the Note holders will recover, if at all, only after the Senior Indebtedness has been paid.

The payment of principal and interest on the Notes and Guarantees will be unsecured general obligations of the Company and the Guarantors, subordinated in right of payment to all present and future Senior Indebtedness. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company and the Guarantors to any of their Insiders (as defined in the Indenture), (iii) indebtedness of the Company to any of the other Estridge Companies (or from one subsidiary or affiliate to another) or (iv) indebtedness for amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limitation on the amount of Senior Indebtedness that may be incurred. See **"Description of the Subordinated Notes--Subordination of the Notes and Guarantees."**

The Company's substantial indebtedness could adversely affect the Company's financial condition, limit the Company's growth and make it more difficult for the Company to obtain additional financing on acceptable terms and to satisfy the Company's debt obligations.

The Company's business is capital intensive and often involves significant up-front expenditures including the cost of acquiring land. To fund the Company's ongoing operations, the Company uses cash flow from operations, bank borrowings, and project based joint ventures. As of December 31, 2006, the Company had shareholders' equity of approximately $12.0 million and total indebtedness of approximately $92.1 million, which is secured by substantially all of the Company's interest in real estate. The Company's business and earnings are substantially dependent on the continuing ability of the Company to obtain bank or other financing on acceptable terms. Lenders generally require substantial equity commitments by borrowers in connection with loans secured by real estate. Additionally, such loans generally contain restrictive covenants related to the operation of the Company. Although the Company believes that cash flow from operations and its ability to borrow from various lenders will provide adequate cash to satisfy its capital requirements for the foreseeable future, there can be no assurance that additional sources of financing will not be required or that, if required, such financing will be available on terms acceptable to it. If the Company is unable to obtain additional financing on acceptable terms it will limit its growth and we may have difficulties satisfying our existing debt obligations.

The Estridge Companies have experienced losses, may continue to do so and may have difficulty generating sufficient cash to make payments on the Notes when due.

During the fiscal year ended September 30, 2006, the Estridge Companies experienced a net loss of $2.0 million. Without the positive effect of $993,000 net income of the variable interest entities the net loss would have been $3.0 million. The losses in 2006 resulted primarily from market conditions, delays in the development of new communities and investments in several startup operations in 2006, including Ameritage Homes and the HomExperience.

For the three months ended December 31, 2006, the Estridge Companies experienced a net loss of $1.3 million. Unless the Company is able to increase the sale of homes and thereby generate increased revenues, losses to the Company and the Estridge Companies will likely continue. In light of the uncertainties relating the housing market, the ability to generate these additional sales is also uncertain. If losses continue for the Company and the Estridge

Companies, the Company may have difficulty discharging its obligations with respect to the Notes.

The Company is not required to make any payments to a sinking fund and may need to obtain additional financing to retire the Notes.

No principal payments are due with respect to the Notes prior to their maturity nor is there any requirement for the Company to make payments to a sinking fund or otherwise periodically set aside funds for the retirement of the Notes, other than the Reserve Fund. Retirement of the Notes will, therefore, be dependent upon the Company generating sufficient excess cash flow or obtaining other financing at the time the Notes mature, neither of which can be assured. See "**Description of the Subordinated Notes.**"

The Company's home sales and revenues could decline due to general and local economic factors outside of its control.

The industry in which the Company operates is cyclical and is significantly affected by changes in general and local economic conditions such as interest rates, employment levels, consumer confidence and income and availability of financing, as well as changes in government regulation. Homebuilders such as the Company are also subject to various risks including conditions of supply and demand in local markets, availability and cost of land, materials and labor, adverse weather conditions, delays in construction schedules caused by strikes and other factors not within the control of the Company, the government approval and permit process, the effects of moratoriums and environmental controls and increases in real estate taxes and other local government fees.

An increase in mortgage interest rates or unavailability of mortgage financing may reduce the ability of the Company to sell homes.

The Company's business depends in part upon the availability and cost of mortgage financing. Any limitations or restrictions on the availability of mortgage financing could adversely affect the Company's operations. Housing demand is also affected by mortgage interest rate levels. The recent increase in interest rates has adversely impacted the number of homes sold by us and our results of operations. See "**Business.**"

Because the Company is subject to extensive governmental and environmental regulation, it may incur significant liabilities or restrictions on its business activities.

Home building operations are subject to federal, state and local statutes and rules regulating environmental and developmental matters, wetland preservation, zoning, building design and density requirements. These requirements can limit the number of homes built within a particular community and can delay the progress of developing a particular community.

The Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Such regulation affects construction activities and may result in delays or cause the Company to incur substantial compliance costs.

The Company may be subject to additional costs or delays or may be precluded entirely from developing our communities because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. See "**Business--Government Regulation and Environmental Matters**" and "**Land Acquisition and Development.**"

Fluctuations in the availability and price of the raw materials upon which the Company depends may negatively affect the ability of the Company to profitably operate.

Although the principal raw materials used in the home-building industry, including lumber, drywall, brick and concrete, generally are available from a variety of sources, those materials are subject to periodic shortages and price fluctuations. This volatility may adversely affect profitability to the extent that any increases in material costs cannot be offset by corresponding home price increases. The costs of these raw materials may also increase as the result of natural disasters, such as hurricanes, and increases in oil prices. See "**Business--Construction.**" While labor shortages have not had a material effect on our operations, there is no assurance that such shortages will not adversely affect us in the future.

If the Company is unsuccessful in competing against its competitors, many of which are larger and have greater resources, its market share could decline and financial results could suffer.

Homebuilders compete for desirable properties, financing, raw materials and skilled labor. The Company competes for home sales with national, regional and local homebuilders, individual resales of existing homes and condominiums and available rental housing. Most of the Company's competitors have greater financial and other resources than the Company. If the Company is unsuccessful in competing against its competitors, its market share and financial results may suffer. See "**Business--Competition and Market Factors.**"

Because the operations of the Company are concentrated in one geographic area, the Company may be negatively effected by changes in the local economic conditions.

The operations of the Company are currently concentrated in the Indianapolis metropolitan area. Because of this lack of geographic diversification, adverse general economic, weather or home-building conditions in the Indianapolis market could have a material adverse impact on the Company.

The Company is subject to construction defect, product liability and home warranty claims.

As a homebuilder, the Company has been, and continues to be, subject to construction defect, product liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly.

The Company has been, and continues to be, named as a defendant in various construction defect claims, product liability claims, complaints and other legal actions that include claims related to moisture intrusion and mold. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if the Company were to lose any class action suit, it could result in substantial liability for the Company.

Although the Company has obtained insurance for construction defect claims, such policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

The Company and the Guarantors may not be able to satisfy their repurchase or payment obligations under the Notes and Guarantees.

While the Indenture contains certain covenants which obligate the Company to repurchase or offer to repurchase the Notes upon the occurrence of certain events, there can be no assurance that the Company and the Guarantors will have sufficient funds available at any given time to discharge such obligations. Further, the ability of the Trustee or holders of the Notes to effect collection should an Event of Default (as defined in the Indenture) occur will be adversely affected by the subordination provisions of the Indenture and the existence of substantial Senior Indebtedness, as well as other indebtedness of the Company and the Guarantors. See "**Capitalization**" and "**Description of the Subordinated Notes.**"

If a court voids the guarantees or finds them unenforceable, Note holders will not have a claim against the Guarantor and will only be a creditor of the Company.

The Notes are guaranteed by the Guarantors. The Guarantees may be subject to review and possible avoidance under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance and fraudulent transfer laws if a bankruptcy or reorganization case is commenced by or against such Guarantor or a lawsuit is commenced or a judgment is obtained by an unpaid creditor of such Guarantor. If a Guarantee is voided as a fraudulent conveyance or fraudulent transfer or found to be unenforceable for any other reason, you will not have a claim against that Guarantor and will only be a creditor of the Company or any Guarantor whose obligation was not set aside or found to be unenforceable.

The loss of the services of Paul E. Estridge Jr. and the senior management team would negatively effect the ability of the Company to operate.

The success of the Company is highly dependent upon the performance of Paul E. Estridge, Jr. and the senior management team. See "**Management**" for information concerning the senior management team. Neither the Company nor the Guarantors have "key-man" insurance for or employment agreements with any of their senior management. The loss of key personnel or an inability to attract, retain and motivate key personnel could have a material adverse effect on our business.

If the Company is unable to sell at least $2,650,000 of Notes, the offering will be terminated.

This Offering is being made on a best efforts, minimum-maximum basis by the Placement Agent as agent for and at the risk of the Company. Accordingly, there can be no assurance that all or any portion of the Notes will be sold. All proceeds from subscribers will be deposited into an escrow account and should the minimum amount of Notes not be sold by the Termination Date, subscribers will lose the use of their funds until they are returned following the Termination Date. See **"Plan of Distribution."**

Subscribers may encounter difficulties reselling the Notes.

The Notes are being offered for sale only in Indiana, Illinois, Ohio and Tennessee. Only subscribers residing in those states may purchase the Notes. Further, the Notes will not be listed with any securities exchange. Accordingly, it is unlikely that there will be an active secondary market for the Notes. The absence of such a market will render it difficult for a holder to resell the Notes, or a holder may be able to do so only at discounted prices.

THE ESTRIDGE COMPANIES

We build single family homes in the Indianapolis, Indiana metropolitan area with a primary emphasis on Hamilton County, Boone County and Hendricks County, Indiana. We also develop residential communities through Estridge Development Company, Inc. (the "Development Company"). The Company offers high-quality homes, many with custom features, designed principally for First and Second Time Move-up Buyers as well as First Time Homebuyers (see **"Glossary of Terms"**). The Company's homes range in size from approximately 1,500 to 4,500 square feet and range in price from approximately $170,000 to over $500,000. Paul E. Estridge Corp. (the "Custom Company") is a custom builder of single family homes with sizes from 3,000 to 25,000 square feet and prices from $600,000 to over $5 million.

We also originate and broker residential mortgages, primarily for homes sold to our customers, generating income from yield spread premiums.

For additional information regarding the ownership and management of the Estridge Companies, see **"Management--Security Ownership of Management and Certain Securityholders."**

The Estridge Companies' principal executive offices are located at 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032, and the telephone number is (317) 846-7311.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Notes offered hereby after deducting placement agent commissions, structuring fees and expenses payable by the Company ("Offering Expenses"), are estimated to be approximately $2,251,250 million if the minimum amount of Notes is sold and $4,425,000 million if the maximum amount of Notes is sold.

The Company will use $147,075 at the minimum (assuming the sale of a pro rata portion of each of the three-year, five-year and eight-year Notes at each maturity date), and $277,500 at the maximum to create the Debt Reserve Fund as required by the Indenture. The Company intends to use the remainder of the net proceeds to repay a portion of a short-term loan from Billy Creek Associates, LLC in the amount of $4,500,000. This short-term loan was used by the Company to pay land development expenses, expenses related to construction in process and general and administrative expenses incurred by the Company in the development of its various subdivisions.

The following table summarizes the anticipated use of proceeds from this Offering, assuming sale of both the minimum and maximum amounts and the order in which those proceeds will be applied:

	Minimum[11]	Maximum
Placement Agent Commissions, Structuring Fees and Offering Expenses	$ 398,750	$ 575,000
Debt Service Reserve Fund	147,075	277,500
Discharge of Short-Term Loan	2,104,175	4,147,500
Total	$ 2,650,000	$ 5,000,000

[1] Assumes the sale of $530,000 of Notes due 2010, $1,060,000 of Notes due 2012 and $1,060,000 of Notes due 2015.

CAPITALIZATION

The following sets forth, at December 31, 2006, the consolidated capitalization of the Company and the pro forma capitalization of the Company, as adjusted, to give effect to this Offering, assuming sale of only the minimum amount and the anticipated use of the proceeds from this Offering. See "**Use of Proceeds.**"

	As of December 31, 2006	As Adjusted for Minimum[1]
	(in thousands)	
Notes payable and other debt	$ 92,055	$ 92,055
Subordinated notes offered hereby		2,650
Total debt	92,055	94,705
Stockholders' Equity	12,031	12,031
Total capitalization	$104,086	$106,736

[1] Pro forma capitalization of the Company assumes the sale of $2,650,000 of the Notes.

BUSINESS

General. We build single family homes in the Indianapolis, Indiana metropolitan area, with a focus on Hamilton County, Boone County, Marion County and Hendricks County. Our business is primarily operated through the Company which is the builder of single family homes in residential communities developed by the Development Company. The Company sold 253 and 379 homes in its fiscal years ended September 30, 2006 and 2005, respectively. The Custom Company builds custom homes in residential communities other than those developed by the Development Company. The Custom Company sold 32 and 30 homes in its fiscal years ended September 30, 2006 and 2005, respectively. The other companies within the Estridge Companies compliment the businesses of the Company and Custom Company but do not materially contribute to our financial results. The combined revenues of the other companies represented less than 3% of the total revenues of the Estridge Companies for the fiscal years ended September 30, 2006 and 2005.

The key elements of our business strategy are:

Customer-Experience. We strive to make the home building process an experience our customers will enjoy. All through the process we keep the customer informed and hold orientation meetings to better educate them and set expectations. This continues into the warranty period as we offer our exclusive HomeLife Maintenance and Reliability Program that provides nearly maintenance free living for three full years from completion of the house.

Product Design and Quality. The design of our homes incorporates spacious floor plans and includes the luxurious amenities that customers demand. We offer numerous distinct designs and specification levels geared to specific buyer profiles. Through our attention to detail and our building process we strive to deliver a superior end product. Based upon the results of customer satisfaction surveys conducted by an independent consulting company retained by the Company, this has resulted in satisfaction ratings by our customers over 95% and referral rates of over 40%.

Customization of Home Designs. We are prepared to customize our designs to meet the individual preferences and tastes of homebuyers. Upon request, we will make a variety of modifications that are important to the homebuyer. Such modifications might include changes to dimensions, floor plans, exterior and interior finish materials, fixtures and appliances. We are able to offer this level of customization while maintaining the efficiencies of a volume builder, which management believes provides us with a competitive advantage in our target market. During 2006, we moved into our new design studio that houses over 7,000 feet of space devoted to the personalization of the home. A customer can choose from hundreds of cabinet samples, kitchen lay outs, flooring, bath options, audio and video selections and many other features.

Land Acquisition and Development. One of our most important strategies involves the development of unique neighborhoods. We carefully research our new locations to ensure we are marketing our homes in the high demand areas. The land is selected based on a variety of factors including (1) demographic and marketing studies; (ii) proximity to concentrated job markets, quality school districts, retail centers and local traffic corridors; (iii) infrastructure requirements for grading, drainage, utilities, sanitary and storm sewers and streets; (iv) competition for the proposed community; (v) ability to obtain zoning, platting and other government approvals; and (vi) projected profitability of the project.

After control of a parcel of raw land has been obtained, our development staff oversees the preparation of preliminary and final plans for the community, providing for infrastructure, wetland preservation, recreational facilities and open space. Once preliminary plans have been prepared, we must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. For a description of the government approval and permit process, see "**Government Regulation and Environmental Matters**."

Through the creative land planning process within each development, we seek to create a sense of community. The management team works with consultants to create the best possible land plan that includes sweeping entry ways and lush landscaping. We also incorporate a variety of complementary front elevations and architectural designs in our communities. We seek to create continuity within each community by coordinating the exterior colors and trim of neighboring homes. The homes offered in a particular community depend upon many factors including the housing alternatives generally available in the area, the needs of the target buyers in the community and our cost per lot in the community.

In a few communities, we acquire our finished lots from other independent land developers. We will generally enter into an agreement with the developer pursuant to which we agree to purchase a specified number of lots per month or per quarter. We are generally required to provide an initial cash deposit or letter of credit that generally constitutes the developer's sole remedy in the event of a default. In this way we are able to secure access to attractive communities without taking on all the risks of developing the communities internally.

Integrated Operations. Our vertically integrated operations generate operating efficiencies and enhance profitability. These operations begin with the acquisition of land and the development of our residential communities by the Development Company. Next, the Company constructs and sells the single family homes within the residential communities developed by the Development Company. Finally, we provide our customers with the additional products and services that they desire through Estridge Design Services, LLC which provides design studio services, FirstSource Capital, LLC which provides mortgage brokerage services and First Mile Services, LLC which provides technology services.

For communities we develop, we rely on the substantial land acquisition and development experience of our management team to acquire unimproved land in central Indiana locations where management perceives buyer demand. As our own general contractor, we select subcontractors with which we have substantial experience and which comply with our strict quality standards. We train our sales staff to communicate the distinct features of each of our home collections to potential customers, and our mortgage affiliate provides added convenience and value to homebuyers by offering "one-stop" financing of home purchases.

Strict Cost Controls. We strictly control the cost of developing our communities by: (i) utilizing our internal land development staff to develop a significant percentage of our lots; (ii) pricing our homes at competitive levels in order to sell out our communities quickly; (iii) adhering to strict construction schedules; and (iv) obtaining favorable pricing on construction materials from our suppliers and labor from our subcontractors as a result of long-standing relationships and our position as a leading homebuilder in the Indianapolis area.

We intend to focus our future operations on: (i) continuing to open new communities in the Indianapolis area; (ii) improving operating efficiencies to reduce costs and enhance earnings; and (iii) increasing sales by improving marketing and advertising and increasing training of our sales consultants. We are not currently considering any expansions through merger or acquisition or expansion into different marketplaces; rather, we intend to continue our incremental growth within our current marketplace.

Home Design. In most of our communities we offer homebuyers a choice of homes from one or more of our five distinct collections, each of which offers a variety of floor plans, exterior elevations and features targeted to a specific buyer profile.

- The Springmill Collection contains seven two-story floor plans ranging from 2,200 to 2,800 square feet and is designed primarily for First Time Move-up Buyers.
- The Meridian Collection contains seven two-story floor plans ranging from 2,800 to 3,300 square feet and is designed primarily for Second Time Move-up Buyers.
- The Designer Gallery Collection contains four floor plans ranging from 3,600 to 4,500 square feet and is designed primarily for Second Time Move-up Buyers.
- The Irvington Collection contains seven ranch floor plans ranging from 1,500 to 2,150 square feet and is designed primarily for Empty Nesters.
- The Lockerbie Collection contains five town home floor plans ranging from 1,400 to 2,200 square feet and is designed primarily for Empty Nesters.

In addition to the aforementioned collections we offer a wide range of custom home designs through the Custom Company. The Architectural Galleries homes are traditional custom homes ranging from 5,000 to 8,000 square feet. The Renaissance Galleries homes are marketed to Empty Nesters and range from 2,500 to 4,000 square feet. The Paul E. Estridge Corp. homes are one-of-a-kind designs that range from 10,000 to 25,000 square feet.

We continually review customer preferences and reports from our sales personnel to ensure that our home designs and features address the preferences of our targeted customers. We closely monitor the designs and features chosen by buyers of our homes as well as those offered by competitors in our market and by homebuilders in other markets. Our architectural team and in-house draftsmen use this information in a continuing effort to make our home designs more attractive to homebuyers.

Construction. We act as the general contractor for the development and construction of our communities. We employ full-time construction superintendents, each of whom supervises construction within one specific community. Each superintendent is responsible for coordinating the activities of the subcontractors, suppliers and building inspectors and for ensuring that the homes conform to our quality control standards.

Subcontractors typically are retained on a community-by-community basis to complete construction at a fixed price per house plan for a term of one year. Agreements with our subcontractors are generally entered into on an individual community basis after competitive bidding. We have long-standing relationships with many of our subcontractors. We sometimes negotiate price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of our production volume.

Although we currently purchase materials and supplies from a limited number of suppliers on a regular basis, those materials are generally available from a number of suppliers, and therefore we are not dependent upon a single supplier for any of our materials. Similarly, we are dependent upon services performed by our subcontractors, particularly our mechanical (plumbing, heating and electrical) and drywall subcontractors; however, we do not rely on any single subcontractor whose services, if withdrawn, could not be replaced.

We generally develop and build our communities in phases in order to create efficiencies in land development and construction and improve customer satisfaction by reducing the number of vacant lots and other homes under construction in the immediate vicinity of a completed home. We typically complete the construction of a home within five months from commencement of construction, although the custom homes generally take longer.

Marketing and Sales. We place a strong emphasis on effectively marketing our homes to our target buyers.

We attract initial interest in our communities through an advertising program using media such as newspapers, direct mail, billboards, radio and television. We believe that we have a reputation for developing high quality homes, which helps generate interest in our communities.

Management believes that the effective use of model homes demonstrates the advantages of our home designs and features to prospective homebuyers. We first create a buyer profile for each community. We then select one or more model homes representative of the product line for that community and designed to appeal to the preferences of target buyers. Based on the buyer profile, we then complete the model home with furniture, fixtures and amenities that generally appeal to the target buyers.

In February, 2006, we opened the HomExperience, a design studio and home decor retail operation in a leased retail facility comprised of over 7,400 square feet. With our new HomExperience, we are able to guide our customers through the selection and decision making process with experienced design consultants in an atmosphere that enables buyers to customize their new home with creativity, taste and personal style. In the HomExperience, customers can see, touch and feel large sized samples of everything from exterior materials, such as paint, siding, brick and roof shingles, to interior items, such as cabinets, countertops, carpet, tile, trim, lighting, plumbing fixtures and other special features, options and upgrades that go into a home.

Substantially all of our homes are sold by full-time commissioned sales personnel who work from the on-site sales offices (open seven days a week) of each community. We conduct continuous training for our sales personnel so that they are prepared to direct each customer to the appropriate model home and explain the features and benefits of each model. Sales personnel assist prospective buyers by providing them with information on the available home type, pricing, options and upgrades, mortgage financing (including qualifying criteria), construction and warranties. We survey all buyers at closing as part of our effort to continuously monitor and adapt to customer preferences. Management believes that maintaining such relations also contributes to our reputation for customer satisfaction and loyalty.

Generally, construction of a home is begun only after a sales contract has been executed and the customer has received preliminary mortgage approval. The sales contract requires a cash deposit of 2% of the purchase price which is refundable only if the contingencies in the sales contract (such as mortgage financing or the sale of an existing home) are not met. Once the contingencies in the sales contract are satisfied, we typically require an additional, nonrefundable cash deposit (which ranges from 1 to 3%, depending on the type of financing being used by the purchaser) as a condition to starting construction of the home.

Customer Relations and Quality Control. We recognize that for many customers, the purchase of a home represents the single largest investment they will ever make. We strive to ensure the soundness of this investment through the delivery of quality homes located in attractive communities. Accordingly, through every phase of our operation from the beginning of the sales process through construction, closing and post-closing service, we strive to educate and involve the customer in the home-building process.

Each community under development has one or two sales representatives who assist the customer from the initial meeting through the closing. Initially, the sales representative helps the customer select a floor plan from the appropriate home collection that meets the customer's desires. Thereafter, the sales representative is available throughout the entire building process to answer questions and direct concerns to the appropriate persons.

We inspect the home with the customer several times prior to the closing. We also require the home pass an internal quality assurance inspection before the home is delivered to the customer. In addition, customers are asked to complete customer satisfaction surveys at the time of the closing. The results of these surveys are used to monitor the preferences of our customers and modify our home designs as necessary to meet these preferences.

Each home is covered by our three year HomeLife Maintenance and Reliability Program. This program includes a three year warranty covering workmanship and materials and provides, at no cost to the homeowner, warranty insurance from Residential Warranty Corporation. The Residential Warranty Corporation provides coverage for ten years for structural matters, four years for the roof of the home and two years for other specified items. We are ultimately responsible for all repairs covered under the HomeLife program and the Residential Warranty Corporation insurance policy.

Mortgage Origination. We have an affiliated mortgage brokerage operation, FirstSource Capital, LLC. We are approved by the Federal Department of Housing and Urban Development and are qualified to process FHA, VA and conventional loans and sell the servicing rights. We originate and broker residential mortgages, primarily for homes sold to our customers. We generate income from yield spread premiums paid by the institutions which purchase the loans. The loans are sold without recourse, and FirstSource Capital does not warehouse, package or service the loans. We will not commit to make a loan without a guaranteed firm commitment in place, with a set interest rate and price from the lender who will purchase the loan. As a result, FirstSource Capital does not incur any credit risk or market risk associated with loans that it originates.

Competition and Market Factors. The home-building industry is highly competitive and fragmented. We compete for home sales with national, regional and local developers and homebuilders, individual resales of existing homes and condominiums and available rental housing. We also compete for the acquisition of developed and undeveloped land on which to build homes or from which to sell lots. Our primary competitors are Pulte Homes, Drees Homes, and Centex Homes, one of which is privately owned and two of which are publicly owned entities. We are one of the leading builders in the Indianapolis area, and management believes we compete favorably as a result of quality construction and features, land development expertise, knowledge of the local real estate market and governmental permitting and approval process, and a favorable reputation in the Indianapolis area.

Government Regulation and Environmental Matters. In order to develop land in the Indianapolis area, we must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. Obtaining the many necessary government approvals and permits for residential developments in the Indianapolis area is an extended process that generally takes approximately nine to twelve months and can involve a number of different governmental jurisdictions and agencies and considerable expense. We generally do not have any rights to develop a community until after we have received all required government approvals and permits. As with many other states throughout the country, Indiana has recently adopted legislation that allows municipalities to impose impact fees as a means of defraying the costs of providing certain governmental services and improvements to developing areas.

Additionally, we, through our mortgage broker affiliate, FirstSource Capital, LLC, are subject to the rules and regulations of the Federal Department of Housing and Urban Development's insured mortgage program. FirstSource Capital is also subject to the Indiana Department of Financial Institution's rules relating to mortgage brokers as it is a licensed mortgage broker under, and subject to the rules and regulations of the Indiana Loan Brokers Act, Ind. Code Sec. 23-2-5 *et seq.* Although FirstSource Capital originates mortgage loans, neither it nor we are required to be licensed as a financial institution, thus neither is subject to federal or state laws for the regulation of financial institutions.

We are also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning protection of health, worker safety and the environment. These laws may result in delays, cause us to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to purchasing a parcel of land, we generally evaluate such land for the presence of hazardous or toxic materials, wastes or substances. To date, we have not experienced any material delays as a result of these laws, and our operations have not been materially affected by the presence or potential presence of such materials.

Employees. Within the Estridge Companies, all employees are employed by the Company. As of December 31, 2006, the Company had 141 full-time employees. These employees were assigned to the Estridge Companies as follows: the Company and subsidiaries Ameritage Homes, LLC and Estridge Design Services LLC, 105; the Custom Company, 23; the Development Company, 5; First Mile Services, LLC, 6; and, FirstSource Capital, LLC, 3. None of our employees are covered by collective bargaining agreements, and management believes that few of the subcontractors that we engage are represented by labor unions or are subject to collective bargaining arrangements. Management believes that our relations with our employees and subcontractors are good.

Legal Proceedings. From time to time the Company and its affiliated entities become involved in legal proceedings. Such proceedings generally consist of construction defects, products liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. The Company is generally successful in reaching an amicable resolution of these claims with the affected homeowners. Further, the

Company does not believe that these claims have a material adverse impact on its financial condition or results of operations.

2006 Financial Results. During the fiscal year ended September 30, 2006, the Company and its subsidiaries experienced a net loss of approximately $3.0 million and the Estridge Companies experienced a net loss of approximately $2.0 million, compared to net income of approximately $2.8 million and $5.3 million in 2005, respectively. Our operating results in 2006 were adversely affected by three factors: (i) softening of the residential real estate market, (ii) delays in opening new developments, and (iii) investment in start-up operations.

Housing Market. The Indianapolis housing market has experienced a slow down since the summer of 2005. Permits for new home construction were off by approximately 16% for the first nine months of calendar 2006. These market conditions have adversely affected sales in our existing communities. Our closings and backlog through September 30, 2006, in communities open in both of the last two years are down by approximately 18%, which is indicative of the market.

Development Delays. In fiscal 2006, we opened seven new communities. Six of these communities represented replacements of existing communities and one was a new community. We had planned to open models in all of these locations in time for the spring 2006 selling season. However, the openings of all of these models were delayed due to development issues, including weather, delays caused by municipalities and construction delays. Much of the spring sales season in these communities was spent in temporary sales trailers and models in nearby communities. We believe these delays cost us approximately 30 sales in these new communities. By the end of our third quarter in 2006, these new communities were fully opened.

Start-up Operations. In 2006, Ameritage Homes and The HomExperience (our design studio) began operations, and we began the planning and development of Estridge Designer Gallery (a new product line). As a result of start-up expenses, each contributed to a higher loss experienced by the Company. Ameritage Homes, offering homes in the low to mid $200,000s, is open in its first community and had seven closings in fiscal year 2006. Estridge Designer Gallery, offering homes in the $600,000 to $800,000 range, will open for sales in January, 2007 and is expected to begin closing home sales in the fourth quarter of fiscal year 2007. The HomExperience began operating in February 2006. As a result of the HomExperience, options and upgrades to Estridge Collections homes have increased by an average of over $10,000 per home. Few home sales closed in fiscal year 2006 that were fully integrated into the new design studio process.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Estridge Companies build single family homes and develop residential communities in the Indianapolis, Indiana metropolitan area with a primary emphasis on Hamilton County, Boone County and Hendricks County, Indiana. The Estridge Companies have been in operation for 40 years. In 2006, the Estridge Companies delivered 285 homes in the Indianapolis area, making it one of the largest homebuilders in the area. The Estridge Companies are currently operating sales offices in 20 communities in the Indianapolis area. Several additional communities are in the planning and development stages.

Results of Operations

For the year ended September 30, 2006, the Company and its subsidiaries reported a consolidated net loss of $3,014,141 on revenues of $109,731,946. For the year ended September 30, 2005, the Company and its subsidiaries reported consolidated net income of $2,756,333 on revenues of $143,329,298. Prior to fiscal 2006, the Estridge Companies had not incurred a loss in 20 years. The loss experienced by the Estridge Companies in fiscal 2006 resulted primarily from the lower volume of homes delivered.

Homes delivered declined in fiscal 2006 compared to fiscal 2005, from 409 in 2005 to 285 in 2006. The decline in homes delivered was due to due to: i) the Estridge Companies experienced a 20% decrease in homes delivered in communities operating in both fiscal 2005 and fiscal 2006. We believe that this decrease is primarily attributable to market conditions. At average margins per home, the impact from market conditions is estimated to be a decrease in contribution margin of approximately $2,280,000; ii) the second major factor affecting volume and fiscal 2006 operating results is delays in opening new communities. We believe these delays negatively impacted our contribution margins by approximately $2,100,000; and, iii) the third major factor negatively impacting volume and fiscal 2006 operating results is approximately $1,750,000 of contribution margin received from communities operating in fiscal 2005 that were completed and closed in fiscal 2006.

The Estridge Companies' homes are offered for sale in advance of their construction, except for a program under which the Estridge Companies builds a limited number of speculative homes per community to market to buyers who need a home to be available immediately (e.g., relocations.) The Estridge Companies' backlog represents the number of homes for which a purchase contract has been executed and an initial deposit received. Backlog can be considered to reflect the number of in-process homes sold at a given point in time. The backlog of homes declined from 72 at September 30, 2005 to 69 at September 30, 2006. This is reflective of market conditions. Challenging market conditions in the housing industry have placed downward pressure on the Estridge Companies new home contract sales. The major factors contributing to these challenging market conditions include increasing levels of existing and new home inventory, decreasing consumer confidence as reluctant homebuyers delay their purchase decisions, and rising interest rates.

For the three months ended December 31, 2006, the Company and its subsidiaries reported a consolidated net loss of $1,274,555 on revenues of $22,517,233, compared to a loss of $1,092,475 on revenues of $20,826,126 for the same period of the prior year. Revenues increased for the period due to an increase in homes delivered from 50 in 2005 to 57 in 2006. The increased net loss was a result of higher operating expenses related to operation of the HomExperience design studio, which was not open during the same period last year. The number of homes in backlog decreased from 63 at December 31, 2005 to 56 at December 31, 2006, reflecting a continuation of challenging market conditions.

Gross Margin for fiscal 2006 was $21,249,012 or 19.4%, compared to $31,428,286 or 21.9% for 2005. The primary factor driving this decrease on a percentage basis was increased concessions and discounts incurred during fiscal 2006 in response to market conditions. These concessions and discounts primarily took the form of increased customer specifications and upgrade allowances as well as paying certain finance and closing related costs. It is the policy of the Estridge Companies not to discount base retail home prices in response to market conditions. This policy of including additional customer specifications instead of reducing base home prices maintains home sales prices within a community, providing some protection against future decreases in home values caused by the effect that homes sold at reduced prices have when used as comparable sales for future appraisals within a community. Management believes this increases both the long-term value proposition to the purchaser of an Estridge home as well as allowing the Estridge Companies to maintain pricing position for its homes in the market.

For the three months ended December 31, 2006, gross margin was $3,859,661, or 17.1%, compared to $3,598,899, or 17.3% for the same period of the prior year. Although the gross margin percentage could continue to deteriorate slightly for the remainder of fiscal 2007, this deterioration is expected to reverse when market conditions improve.

Operating Expenses (including Selling and General and Administrative expenses) increased from $24,009,917 during fiscal 2005 to $25,248,550 in 2006. There were no significant shifts in the composition of these expenses between the two periods. The increase in operating expenses of $1,238,633, or 5% of fiscal 2005 expenses, was primarily due to annual wage increases and expenses related to operating The HomExperience, the Estridge Companies' new and expanded design studio that opened during fiscal 2006.

For the three months ended December 31, 2006, operating expenses were $5,881,631, compared to $5,309,791 for the three months ended December 31, 2005. This increase in 2006 was primarily related to operating costs of the HomExperience design studio, which was not yet open in 2005. During fiscal 2007, management has restructured the sales management, construction, and general and administrative areas of the Company in order to reduce operating expenses. We believe this restructuring will amount to savings in excess of $1 million in fiscal 2007.

Income Tax Expense for fiscal 2005 was $2,050,247 or 39.1% of income related to taxable entities before minority interest entities. For 2006, the income tax benefit on the loss from taxable entities before minority interest entities was $1,907,425 or 42%. The Estridge Companies' net deferred tax asset increased to $2,726,814 as of September 30, 2006 from $870,609 at September 30, 2005 related primarily to net operating losses. Statement of Financial Accounting Standards 109, "Accounting for Income Taxes," requires a valuation allowance to reduce the deferred tax assets reported if the Estridge Companies had federal tax operating loss. Based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of the evidence, both positive and negative, management has determined that no valuation allowance is necessary to reduce the deferred tax assets.

For the three months ended December 31, 2006, the estimated income tax benefit was $781,179, or 38% of the net loss, compared to $669,583, or 38% of the net loss, for the same period in the prior year. The Company's deferred tax asset increased to $3,507,933 at December 31, 2006 from $2,726,814 at September 30, 2006.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a more-likely than not recognition threshold as well as a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management has determined that no valuation allowance is necessary to reduce the deferred tax asset. See notes A and J of Notes to Consolidated Financial Statements for additional disclosure and discussion regarding income taxes.

Minority interest in variable interest entities decreased to $993,464 for fiscal 2006 from $2,502,968 for fiscal 2005. Minority interest represents the net income of consolidated variable interest entities. Variable interest entities are entities controlled by another entity through means other than voting rights. Net income of the Custom Company decreased by $532,963 to $1,017,287 for fiscal 2006, primarily due to increased sales and marketing expenses related to operating in additional communities in fiscal 2006. The Development Company net income decreased by $849,045 to a net loss of $598,068 for fiscal 2006 and FirstSource Capital net income decreased by $280,983 to $332,314 for fiscal 2006. These decreases are related to the decreased business activity generated by the Company in fiscal 2006. For the three months ended December 31, 2006, minority interest in variable interest entities was $15,010, compared to $58,646 for the same period in the prior year.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 ("FIN 46-R") in December 2003 which modifies and clarifies various aspects of the original interpretations. We have fully implemented Fin 46-R in the presentation of the accompanying financial statements. See note S in Notes to Consolidated Financial Statements for additional disclosure and discussion regarding the implementation of FIN 46-R.

Inflation. Our business is significantly affected by general economic conditions of the Indianapolis metropolitan area and, particularly, by the impact of interest rates. Higher interest rates may decrease our potential market by making it more difficult for homebuyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to them.

In recent years, we have generally been able to raise prices by amounts at least equal to our cost increases and, accordingly, have not experienced any detrimental effect from inflation. As we develop lots for our own use, inflation may increase our profits because land costs are fixed well in advance of sales efforts. We are generally able to maintain costs with subcontractors from the date construction is started on a home through the delivery date. However, in certain situations, unanticipated costs may occur between the time of start and the delivery date,

Critical Accounting Policies

The preparation of the Estridge Companies' Consolidated Financial Statements requires the Estridge Companies to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Estridge Companies evaluates its estimates, including those related to revenue recognition, impairment of real estate assets, capitalization of costs, environmental liability exposure, miscellaneous litigation reserves, and income taxes. The Estridge Companies bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Estridge Companies believes the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the Consolidated Financial Statements.

Estimates. Reserves for the estimated cost of homes under warranty are recorded in the period in which the related home is closed and are based on historical experience and trends. Should actual warranty experience change, revisions to the estimated warranty liability would be required.

Estimates for the costs to complete land development are recorded upon completion of the related land development project. Estimates for land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each subdivision and are based on detailed budgets for the land development project and historical experience and trends. If actual costs or the total number of lots developed changes, significant variances may be encountered.

Revenue Recognition. Revenues for the Estridge Group and Ameritage are recognized in accordance with Statement of Financial Accounting Standard 66 (SFAS 66). Revenues are recognized when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Estridge Companies have no continuing involvement with the property.

Revenues for Paul E. Estridge Corp. are recognized in accordance with SFAS 66: (a) when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Estridge Companies have no continuing involvement with the property, or (b) under the percentage of completion method based on the costs incurred relative to total estimated costs where Paul E. Estridge Corp. is a general contractor.

Estridge Development Company, BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC and BCE Associates IV, LLC recognize revenues upon the sale of completed lots. All revenues are from companies included in The Estridge Group's consolidated financial statements. Accordingly, all of these revenues have been eliminated in consolidation. Completed lots generally include site acquisitions, surveys, land development and other items necessary prior to commencement of residential building.

Capitalization of Costs. Capitalized costs are stated at the lower of cost or estimated net realizable value. Home construction costs consist of materials, subcontracts, and certain indirect costs associated with the construction of a residential unit. Capitalized interest is included as a component of construction in process and lot inventory and land development costs on the Estridge Companies' consolidated balance sheets.

Lot Inventory, Land Development Costs and Construction in Progress. The Estridge Companies use the specific identification method for the purpose of accumulating costs associated with home construction. Lot inventories and land development costs are recorded at cost, unless they are determined to be impaired, in which case the impaired assets are written down to fair value less cost to sell in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). In addition to the costs of direct land acquisition, land development and related costs (both incurred and estimated to be incurred) and home construction costs, inventories include capitalized interest, real estate taxes and certain indirect costs incurred during land development and home construction. Such costs are charged to cost of sales simultaneous with revenue recognition. Land Development Costs are allocated to individual lots on a pro-rata basis. Home construction costs are also recorded at cost and are included in construction in process. When a home is closed, all incurred costs necessary to complete the home may have not been paid. As homes close, home construction budgets and contracts are compared to actual recorded costs to date to estimate the additional costs to be paid to subcontractors related to the home. A liability is recorded and a corresponding charge to cost of sales is recognized for the amount estimated to be ultimately paid related to that home. The accuracy of this estimate is monitored by comparing actual costs incurred in subsequent months to the estimate. Although actual costs to complete in the future could differ from the estimate, this method has historically produced consistently accurate estimates of actual costs to complete closed homes.

Consolidated Land Inventory Not Owned. In order to ensure the future availability of land for homebuilding, the Estridge Companies enter into option purchase agreements (agreements) for undeveloped land and developed lots with unaffiliated third parties and variable interest entities described in Note A under Nature of Operations. Under these agreements, the Estridge Companies pay stated deposits or provide letters of credit in consideration for the right to purchase land at a future time at predetermined prices. These options generally do not contain performance requirements from the Estridge Companies nor obligate the Estridge Companies to purchase the land. Deposits related to these agreements are included in the consolidated balance sheet in other assets. To the extent the Estridge Companies do not exercise the option to purchase such land, the amount of the land option deposit, any letters of credit, as well as development costs incurred to date, generally represent the Estridge Companies maximum exposure to loss.

Consolidation of Variable Interest Entities. In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 ("FIN 46-R") in December 2003 which modifies and clarifies various aspects of the original interpretations. Variable interest entities are entities controlled by another entity through means other than voting rights. FIN 46-R provides guidance on determining whether and how a business enterprise should consolidate a variable interest entity. FIN 46-R requires significant use of judgment and estimates in determining its application.

Environmental Liability Exposure. Development and sale of real property creates a potential for environmental liability on the Estridge Companies' part as owner and developer, for its own acts as well as the acts of prior owners of the subject property or owners or past owners of adjacent parcels. If hazardous substances are discovered on or emanating from any of its properties, the Estridge Companies and prior owners may be held liable for costs and liabilities relating to those hazardous substances. The Estridge Companies generally undertake environmental studies in connection with property acquisitions. In the event the Estridge Companies incur environmental remediation costs, including clean up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean up, litigation defense, and the pursuit of responsible third parties, if these costs are incurred in connection with properties the Estridge Companies previously sold, then they are expensed. The Estridge Companies capitalize costs relating to land under development and undeveloped land as part of development costs. Costs incurred for properties to be sold are deferred and charged to cost of sales when the properties are sold. Should a previously undetected, substantial environmental hazard be found on the Estridge Companies' properties, significant liquidity could be consumed by the resulting clean up requirements and a material expense may be recorded. Further, governmental regulation on environmental matters affecting residential development could impose substantial additional expense on the Estridge Companies, which could adversely affect results of operations or the value of properties owned under contract, or purchased by the Estridge Companies.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to fixed assets (use of different depreciation methods and lives for financial statement and income tax purposes), and certain accrued expenses (use of accrual method for financial statement purposes and cash method for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards, and tax credit carryforwards that are available to offset future income taxes. Adjustments may be required by a change in assessment of deferred tax assets and liabilities, changes due to audit adjustments by Federal and State tax authorities, and changes in tax laws. To the extent adjustments are required in any given period, the adjustments would be included within the tax provision in the statement of operations and/or balance sheet. These adjustments could materially impact our financial position and results of operations and liquidity.

Liquidity and Capital Resources

Our financing needs depend on sales volume, asset turnover, land acquisition, inventory balances and growth targets. We have incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of our land development and homebuilding activities. A detailed summary of the Estridge Companies' indebtedness as of fiscal years ending September 30, 2005 and 2006 is set forth in Note D on pages F-23 through F-29 of this Offering Circular. During fiscal 2007, we currently intend to purchase additional land, funded by secured borrowings. We continue to purchase some lots from outside developers under agreements. Principal payments due on outstanding indebtedness of $85,298,428 as of September 30, 2006 are as follows:

Year Ending September 30	
2007	$ 52,051,776
2008	21,180,306
2009	9,836,404
2010	1,466,492
2011	72,012
Thereafter	691,438

On an ongoing basis, the Estridge Companies require capital to purchase and develop land, to construct units, to fund related carrying costs and overhead and to fund various advertising and marketing programs to facilitate sales. These expenditures include site preparation, roads, water and sewer lines, impact fees and earthwork, as well as the construction costs of the homes and amenities. The Estridge Companies sources of capital include funds derived from operations, various bank borrowings, most of which are secured, and limited liability partnerships.

The Estridge Companies obtain land acquisition and development funding on a project-by-project basis. Land acquisition and development loans are secured by the related project's real property. The annual interest rate on each of these loans ranges from prime to prime plus 1%. These loans are scheduled to mature at various times through June 2008. The loan agreements contain customary representations and covenants, including loan to value limitations and limitations on the maximum principal amount that can be outstanding at any time.

The Estridge Companies' current construction loans are revolving credit arrangements provided by established commercial lenders in the Indianapolis area. These loans are secured by the homes under construction. The Estridge Companies draw down available funds from these credit facilities from time to time throughout the construction process, generally up to 80% of the value of the new home. The credit facilities are repaid in the normal course of business as each home closes with the amount of the repayment equal to 100% of the construction loan attributable to that home. Annual interest rates on these credit facilities range from LIBOR plus 300 basis points to prime plus 1% and are scheduled to mature in increments from time to time between April 2007 and February 2009. The loan agreements contain customary representations and covenants, including loan to value limitations, limitations on the maximum principal amount that can be outstanding at any time and limits on the number of speculative and model homes at any one time. As of December 31, 2006, the total amount of credit available under construction loans was $59,750,000; outstanding balances were $34,706,577; and available credit was $25,043,423.

The Estridge Companies have no planned or committed material capital expenditures or future material funding requirements outside the normal course of business. Consistent with the historical results of the company, current obligations will be funded through ongoing operations, including proceeds from future home closings and borrowings under available credit facilities. The Estridge Companies believe that funds generated from these sources will provide sufficient capital for the Estridge Companies to meet existing operating needs.

As of December 31, 2006, net working capital on the consolidated balance sheet was $22,212,502. This amount consists of cash, accounts and related party receivables, costs and estimated earnings in excess of billings, lot and land inventory and construction in progress, less notes payable, accounts payable, due to stockholder, estimated completion costs, billings in excess of costs and estimated earnings, customer deposits, and estimated warranty costs.

Cash Flow Statement. Net cash used in operating activities for the year ended September 30, 2006 was $28,456,013, compared to net cash used in operating activities for the year ended September 30, 2005 of $14,657,091. This increase was primarily attributable to the swing in net income of ($5,770,415), the change in net income attributable to minority interests in variable interest entities of ($1,509,504), the change in construction in process of ($3,902,167), and the change in the deferred tax asset of ($3,656,554). Construction in process increased due to the homes in backlog and speculative homes at September 30, 2006 being generally more complete on a percentage of cost basis than were the homes in backlog and speculative homes at September 30, 2005.

For the three months ended December 31, 2006, net cash used in operating activities was $7,762,469, compared to $18,586,772 for the same period in the prior year. This decrease was primarily attributable to the change in construction in progress of ($5,367,688), and the change in accounts payable of $5,278,633. The decrease in construction in progress reflects a decrease in inventory of speculative homes compared to the previous year. The increase in accounts payable relates to the timing of payments to sub contractors as those payments relate to the timing of borrowings under construction lines of credit.

Net cash used in investing activities for the year ended September 30, 2006 was $2,749,142, compared to $1,979,731 for the year ended September 30, 2005. This decrease was attributable to the purchase of property and equipment.

For the three months ended December 31, 2006, net cash used in investing activities was $332,813, compared to $904,817 for the same period of the prior year. For both periods, these amounts represented purchases of property and equipment.

Net cash provided by financing activities for the year ended September 30, 2006 was $29,506,929, compared to $17,690,743 for the year ended September 30, 2005. The increase in net cash provided by financing activities in 2006 was primarily attributable to capital contributions in minority equity in variable interest entities during the year ended September 30, 2006. Borrowings on notes payable decreased from $118,073,803 for fiscal 2005 to $110,773,455 for fiscal 2006, while payments on notes payable also decreased from $97,879,702 for fiscal 2005 to $91,449,692 for fiscal 2006. The operating activities of the Estridge Companies are principally financed through notes payable. These decreases in notes payable relate primarily to the decrease in business activity as reflected by reduced revenues in fiscal 2006, as well as to a decrease in re-finance activity on land holdings.

For the three months ended December 31, 2006, net cash provided by financing activities was $7,542,287, compared to $18,840,752 for the same period of the prior year. This decrease is attributable to a decrease in net borrowings on notes payable of $5,821,088, and a decrease in contributions from minority interest in variable interest entities of $4,270,000. Borrowings and payments on notes payable decreased by $10,363,542 and $4,542,454 due to reduced financing and re-financing activities related to land holdings.

Lot Positions

Building Lots Controlled. As of December 31, 2006, the Estridge Companies owned or controlled approximately 1,097 building lots with an aggregate purchase price of approximately $83,822,000. This total is comprised of 677 building lots with a total approximate purchase price of $50,184,000 which are controlled through consolidated variable interest entities, as well as 420 building lots with a total approximate purchase price of $33,638,000 which are controlled through unrelated developers.

Undeveloped Land Acquisitions. As of December 31, 2006, the Estridge Companies have agreements to purchase undeveloped land expected to yield approximately 420 building lots for an aggregate purchase price of $7,015,000. The Estridge Companies have the right to cancel these agreements and forfeit its deposits. In addition to undeveloped land under purchase agreements, the Estridge Companies own undeveloped land expected to yield 1,591 building lots with a total cost of approximately $29,652,000.

The approximate purchase price of building lots controlled through unrelated developers of $33,638,000 plus undeveloped land under contract of $7,015,000 comprise "consolidated land inventory not owned" of $40,653,000 reported on the consolidated balance sheet as of December 31, 2006. Land acquisition and development costs incurred to date related to the 677 building lots controlled by consolidated variable interest entities and undeveloped land owned by the Estridge Companies of $29,652,000 are included in "lot inventory and land development costs" on the consolidated balance sheet as of December 31, 2006.

DESCRIPTION OF PROPERTY

Facilities. We currently lease approximately 21,000 square feet of office space for our headquarters in Carmel, Indiana, pursuant to a lease with Clay Terrace Partners, LLC, an unrelated third party, for an aggregate annual rent of approximately $400,000. The term of this lease ends on November 30, 2015, subject to certain extensions.

We also entered into a lease with Clay Terrace Partners, LLC, for the HomExperience, our design studio. The HomExperience is a retail facility which contains approximately 7,400 square feet. The term of this lease ends on May 31, 2015, subject to certain extensions.

Though the facilities used for our headquarters and for the design studio are fully utilized, management believes that these facilities are suitable and adequate for the conduct of our business for the foreseeable future.

Copies of the Company's leases with Clay Terrace Partners, LLC, are attached as Exhibits 6.1, 6.2 and 6.3 to the Offering Statement of which this Offering Circular is a part.

MANAGEMENT

Executive Officers and Managers

Our business and affairs are ultimately directed by Paul E. Estridge, Jr. who is the sole shareholder and the sole director of the Development Company and the Custom Company. Additionally, he is the sole director and owns 95% of the capital stock of the Company.

The Estridge Group, Inc.

Board of Directors –	Paul E. Estridge, Jr. is the sole director of the Company (since 1983)
Officers –	Paul E. Estridge, Jr. is the President of the Company (since 1983)
	Michael Keller is the Treasurer and Secretary of the Company (since 1989)

Estridge Development Company, Inc.
(the "Development Company")

Board of Directors –	Paul E. Estridge, Jr. is the sole director of Estridge Development Company, Inc. (since 1983)
Officers –	Paul E. Estridge, Jr. is the President of Estridge Development Company, Inc. (since 1983)
	Michael Keller is the Treasurer and Secretary of Estridge Development Company, Inc. (since 1989)

Paul E. Estridge Corp.
(the "Custom Company")

Board of Directors –	Paul E. Estridge, Jr. is the sole director of Paul E. Estridge Corp. (since 1983)

Officers – Paul E. Estridge, Jr. is the President of Paul E. Estridge Corp.(since 1983)

Michael Keller is the Treasurer and Secretary of Paul E. Estridge Corp. (since 1989)

The following is a list of the Senior Management Team of the Estridge Companies:

Paul E. Estridge, Jr., age 49 – President and Chief Servant (since 1983)
Mr. Estridge founded the Company in 1983, the Development Company in 1989, First Mile Technologies in 1999, Lockerbie Townhomes in 2000, FirstSource Capital in 2001, and Ameritage Homes in 2004. He purchased the Custom Company from his father in 1992. He is active in the Young President's Organization, Grace Community Church, and many charitable and civic organizations. He is a graduate of the University of Evansville with a degree in Business Administration – Real Estate. Mr. Estridge is the brother-in-law of Gary McNutt.

Michael Keller, age 45 – Managing Partner, General Manager and CFO (since 1989)
Mr. Keller has been with the Estridge Companies for 17 years, previously serving in the position of Controller of the Company. He is a graduate of the University of Evansville with a degree in business administration.

Randy McNutt, age 48 – Executive VP Sales (since 1985)
Mr. McNutt is responsible for sales management. He has been with the Estridge Companies for 21 years, previously serving in the roles of sales consultant, sales manager, marketing, and general management of the Company. He has a business degree from Indiana University. Mr. McNutt is the brother of Gary McNutt.

Paul Hayes, age 44 – VP Finance and Controller (since 1997)
Mr. Hayes is responsible for corporate finance, as well as all accounting functions of the Company. He holds an accounting degree from Ball State University and is a CPA. He has been with the Estridge Companies for nine years. Prior to joining the Estridge Companies, Mr. Hayes was financial reporting controller for Simon Property Group.

Todd Fenoglio, age 43 – VP Product Development and Internal Production (since 2005)
Mr. Fenoglio is responsible for product development, internal production, and architectural services. He has a degree in architecture from Ball State University and is a registered architect and member of AIA. Todd has been with the Estridge Companies for five years. He also served as President of Precedent Homes in Indianapolis.

Gary McNutt, age 49 – Executive VP Paul E. Estridge Corp. (since 1983)
Mr. McNutt has been employed by the Estridge Companies for 22 years. He is responsible for the sales and marketing of Paul E. Estridge Corp. Gary graduated from Indiana University with a degree in business. Mr. McNutt is the brother-in law of Paul E. Estridge and the brother of Randy McNutt.

Brad Love, age 47 – Executive VP Paul E. Estridge Corp. (since 1987)
Mr. Love is responsible for the external and internal operations of the Estridge Companies. He has been with the Estridge Companies for 18 years, also serving in management of internal production for the Company. Brad holds a degree in civil engineering from the University of Evansville.

Remuneration of Officers and Directors

The following table sets forth information with respect to the aggregate annual remuneration paid by the Estridge Companies for services rendered during the fiscal year ended September 30, 2006 to the three most highly compensated executive officers of the Estridge Companies. The Estridge Companies are not a party to an employment agreement with any of the executive officers of the Estridge Companies.

Summary Compensation Table

Name of Individual and Principal Capacities in Which Served	Year	Annual Remuneration
Paul E. Estridge, Jr. President and Chief Servant	2006	$600,000
Gary McNutt Executive Vice President, Paul E. Estridge Corp.	2006	$241,194
Brad Love Executive Vice President, Paul E. Estridge Corp.	2006	$236,194

Description of Companies and Security Ownership of Management and Certain Securityholders[1]

The Estridge Group, Inc.

The Estridge Group, Inc. (also referred to herein as the "Company") is an Indiana corporation engaged in the business of constructing single family homes.

The following table sets forth the names and addresses of each of the shareholders of the Company and their respective ownership interests:

[1] Copies of the Organizational Documents of Paul E. Estridge Corp. (Exhibits 2.2 and 2.3), The Estridge Group, Inc. (Exhibits 2.4 and 2.5) and Estridge Development Company, Inc. (Exhibits 2.6 and 2.7) are attached to the Offering Statement of which this Offering Circular is a part.

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 15747 Oak Road Carmel, Indiana 46033	1,512,014	95%
Common Stock	Michael J. Keller **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 1531 Redwood Drive Carmel, Indiana 46032	15,501	1%
Common Stock	Randy McNutt **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 3093 West 166th Street Westfield, Indiana 46074	15,501	1%
Common Stock	Gary McNutt **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 856 Wedgewood Lane Carmel, Indiana 46033	15,501	1%
Common Stock	Brad Love **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 15925 Oak Park Court Westfield, Indiana 46074	15,501	1%

Common Stock	Charlie Scott **Residence** 12040 Durbin Drive Carmel, Indiana 46032	15,501	1%
Common Stock	Officers and Directors as a Group (6 persons)	1,589,519	100%

There are no outstanding options, warrants or rights to purchase capital stock of the Company.

The Company has the following wholly-owned subsidiaries: Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC. The officers and directors of the Company serve in the same capacities as the officers and directors of Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC.

Estridge Development Company, Inc.

Estridge Development Company, Inc. (also referred to herein as the "Development Company") is an Indiana corporation engaged in the business of land acquisition and the development of residential communities in which the Company will be the home builder.

The following table sets forth the name and address of the sole shareholder of Estridge Development Company, Inc. and his ownership interest:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	100	100%

There are no outstanding options, warrants or rights to purchase capital stock of Estridge Development Company, Inc.

Paul E. Estridge Corp.

Paul E. Estridge Corp. (also referred to herein as the "Custom Company") is an Indiana corporation engaged in the business of building custom homes generally outside of communities developed by the Development Company.

The following table sets forth the name and address of the sole shareholder of Paul E. Estridge Corp. and his ownership interest:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	100	100%

There are no outstanding options, warrants or rights to purchase capital stock of Paul E. Estridge Corp.

The following is a summary of the ownership, management and description of the remaining Estridge Companies:

BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC, BCE Associates IV, LLC

These Indiana limited liability companies are each managed by their manager, the Development Company. The Development Company and third-party equity investors are the only members of these companies. The purpose of these companies is to provide development financing for specific residential developments in which the Company is the exclusive builder. These companies own and develop the real estate and sell finished lots to the Company pursuant to lot sales agreements. Each development is financed through a loan from a financial institution which is guaranteed by the Company, the Guarantors and Mr. Estridge. The Development Company expects no distributions or returns from the limited liability companies. The limited liability companies and the lot sales agreements are structured so that the third-party equity investors are paid a fixed priority return of 19.5% per annum with no cash flow remaining for the Development Company. The Company through the lot sales agreements and the Development Company through the operating agreement are obligated to provide the funds necessary for the equity investors to receive the priority return. Further, Mr. Estridge has guaranteed substantially all of the priority return. During the first quarter of fiscal 2007, the Development Company and a third-party equity investor established BCE Associates IV, LLC to finance the acquisition of real estate to be held for development. The Development Company is the manager of BCE Associates IV, LLC. The third-party equity investor will receive a fixed priority return of 19.5% per annum from BCE Associates IV, LLC with no cash flow remaining for the Development Company. Copies of the Operating Agreements for each of BCE I, BCE II, BCE III, and BCE IV are attached as Exhibits 2.8, 2.9, 2.10 and 2.11, respectively, to the Offering Statement of which this Offering Circular is a part.

Estridge Investment Co., LLP

Estridge Investment Co., LLP is an Indiana limited liability company engaged in the business of holding a single parcel of commercial real estate. This real estate formerly housed the headquarters of the Estridge Companies and is now being subleased by the Company to third-parties.

This company is currently owned 50% by Paul E. Estridge, Sr. and 50% by Paul E. Estridge, Jr. The Company currently leases its former headquarters from Estridge Investment Co., LLP and guarantees the borrowing of Estridge Investments.

FirstSource Capital, LLC

FirstSource Capital, LLC is an Indiana limited liability company engaged in the business of providing mortgage brokerage services to the customers of the Company.

This company is owned and managed by Paul E. Estridge, Jr.

Subsidiaries of The Estridge Group, Inc.

The subsidiaries of the Company are their related business are provided below.

Ameritage Homes, LLC

Ameritage Homes, LLC is an Indiana limited liability company engaged in the business of single family home construction in the low to mid $200,000s which is a lower price point from the homes built by the Company. Ameritage Homes, LLC is wholly-owned by the Company and managed by the officers of the Company.

Estridge Design Services, LLC

Estridge Design Services, LLC is an Indiana limited liability company engaged in the business of operating a design studio for our customers and related retail operation. Estridge Design Services, LLC is wholly-owned by the Company and managed by the officers of the Company.

First Mile Services, LLC

First Mile Services, LLC is an Indiana limited liability company engaged in providing phone, internet, cable television and security monitoring services to a limited number of the communities developed by us. First Mile Services, LLC is wholly-owned by the Company and operates its business through its subsidiaries: First Mile Entertainment, LLC, First Mile Capital, LLC, and First Mile Investments, LLC. The First Mile entities are managed by the officers of the Company.

CERTAIN TRANSACTIONS

Affiliate Transactions

It has been the policy of the Company and the Guarantors that any transaction between the Company or the Guarantors and an officer, director or affiliate, including any future loans between the Company or the Guarantors and an officer, director or affiliate, be on terms no less favorable to the Estridge Companies than could be obtained from an unaffiliated third party. Future loans to officers, directors and shareholders who hold greater than 5% of the outstanding stock of the Company will be for bona fide business purposes and will be approved by a majority of the directors including a majority of the disinterested members of the Board of Directors of the Company. Because Paul E. Estridge is currently the sole director of the Company, the Company will not be able to enter into a loan with him unless an additional director is added.

Paul E. Estridge Corp. has various notes payable to related parties accruing interest at rates from prime to prime plus 2% that expired in December 1996. The notes are payable on demand after thirty days notice from the related parties. The balance of this related party debt was $785,865 as of December 31, 2006, and consists of the following:

Note Holder	Relationship	Amount	Interest Rate
Robert and Dorothy Hindman	Aunt/Uncle of Paul Estridge Jr.	115,000	Prime
Carol Estridge	Mother of Paul Estridge Jr.	32,000	Prime + 2%
Paul Estridge, Sr.	Father of Paul Estridge Jr.	80,000	Prime + 2%
Lou Ann Estridge	Aunt of Paul Estridge Jr.	7,500	Prime
Don Estridge	Uncle of Paul Estridge Jr.	500,000	Prime + 2%
Jack and Lucille McNutt	Parents of Gary and Randy McNutt	50,000	Prime
Judy Estridge	Wife of Paul Estridge Jr.	1,365	Prime
		785,865	

Estridge Development Company, Inc. has a note payable to Paul E. Estridge, Jr., the President, sole director and sole shareholder of the Estridge Development Company, Inc., at a rate of prime plus 1.75% with annual principal payments of $220,000. The balance on this stockholder note payable amounted to $1,100,000 at December 31, 2006.

DESCRIPTION OF THE SUBORDINATED NOTES

The Notes will be issued under an indenture (the "Indenture") dated __________, 2007, between the Company and MainSource Bank, as Trustee, a copy of which is filed as Exhibit 9.1 to the Offering Statement of which this Offering Circular is a part. The Indenture will not be qualified under the Trust Indenture Act under claim of exemption for issuances of $10,000,000 or less. The Trustee will also act as Paying Agent with respect to the Notes. The following statements are brief summaries of the material provisions of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to in this Offering Circular, it is intended that such provisions or defined terms be incorporated herein by reference. Article or section references in parentheses indicate the particular locations in the Indenture in which additional or more specific information can be found.

General

The Notes will be issued in an aggregate principal amount limited to $5,000,000. The interest rates and maturity dates are as follows:

2007 Subordinated Notes Due 2010 - interest rate of 10.5% per annum and a maturity date of __________, 2010

2007 Subordinated Notes Due 2012 - interest rate of 11% per annum and a maturity date of __________, 2012

2007 Subordinated Notes Due 2015 - interest rate of 11.5% per annum and a maturity date of __________, 2015

The Notes will bear interest from the date of issuance payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 2007 (for the period from the date of issuance through June 30, 2007) to the holders of record on the day preceding the interest payment date. (Sections 2.01, 2.02 and 4.01) The Notes are not convertible into common stock or other securities of the Company or any of the Guarantors.

Principal (and premium, if any) and interest will be payable at the office or agency maintained by the Company for such purpose in Carmel, Indiana, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register maintained by the Trustee. (Sections 2.03, 2.12 and 4.01)

The Notes will be issued only in registered form in denominations of $1,000, subject to a minimum initial purchase of $5,000, and any integral multiple thereof. (Section 2.02). At any time after the execution and delivery of the Indenture and upon the request of the Company, the Trustee shall authenticate and deliver Notes executed by the Company as provided in the Indenture. No Note shall be valid or obligatory for any purpose unless so authenticated. (Section 2.02). The Company may charge a reasonable fee for registering transfers of the Notes and the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

Subordination of the Notes and Guarantees

The Notes and Guarantees represent unsecured general obligations of the Company and the Guarantors. The Notes and Guarantees are subordinated in right of payment to all Senior Indebtedness, whether outstanding as of the date of this Offering or thereafter incurred. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company or the Guarantors for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, (iii) indebtedness of the Company to any of its subsidiaries or affiliates (or from one subsidiary or affiliate to another), or (iv) indebtedness or amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limit on the amount of Senior Indebtedness the Company or the Guarantors may incur or have outstanding at any given time. (Article 6)

Guarantees of the Notes

The Notes will be guaranteed by the Guarantors (the "Guarantees"). The Guarantees will be unsecured obligations of the Guarantors and will be subordinated in right of payment to all existing and future Senior Indebtedness. Except for the Guarantors, no other of the Estridge Companies will guarantee the Notes.

Under the Guaranty Agreements the Guarantors irrevocably and unconditionally guarantee to each Noteholder the due and punctual payment in full of (i) the principal and interest on, and any other amounts due under, the Notes when and as the same shall become due and payable and (ii) any other sums which may become due under the terms and provisions of the Offering Circular, the Indenture or the Notes. Further, the Guarantors agree to pay and to indemnify and save each Noteholder harmless from and against any damage, loss, cost or expense which such Noteholder may incur or be subject to as a consequence, direct or indirect, of (i) any breach by the Guarantors or the Issuer of any warranty, covenant, term or condition in, or the occurrence of any default under the Guaranty Agreements, the Indenture or the Notes, and (ii) any legal action commenced to challenge the validity or enforceability of the Guaranty Agreements, the Indenture or the Notes. The form of the Guaranty Agreements was filed as Exhibit 3.3 to the Offering Statement of which this Offering Circular is a part.

Paul E. Estridge, Jr. has entered into a Reimbursement Agreement with each of the Guarantors of the Notes. Under the terms of the Reimbursement Agreement, Paul E. Estridge, Jr. has agreed to reimburse the Guarantors for all losses, claims, damages, penalties, liabilities, judgments, costs and expenses which the Guarantors may incur arising out of or relating to the Guaranty Agreements and which the Guarantor is unable or unwilling to satisfy for any reason. In the event that the Guarantors are unable to satisfy their obligations under the Guaranty Agreements, Paul E. Estridge, Jr. shall assume and satisfy such obligations as if he were primarily liable for such obligations under the Guaranty Agreements. The form of the Reimbursement Agreement was filed as Exhibit 3.4 to the Offering Statement of which this Offering Circular is a part.

Redemption at the Estridge Companies' Option

The Notes will not be redeemable prior to January 1, 2008. Thereafter, the Notes will be redeemable at the Estridge Companies' option as a whole or from time to time in part on not less than 60 nor more than 90 days' notice by mail at 100% of the principal amount plus accrued interest to the date fixed for redemption (Section 3.01).

No Sinking Fund

No principal payments will be due with respect to the Notes prior to their maturity. The Indenture does not require, and the Company does not plan to, make any payments to a sinking fund for either principal or interest other than the Debt Service Reserve Fund described below.

Redemption at Death

Upon the death of a noteholder, Notes owned by the deceased noteholder may be tendered to the Company for redemption within sixty (60) days after the date of death. Notes tendered for redemption under this provision will be redeemed at par plus accrued interest, provided the Company shall not be obligated to redeem more than $100,000 in Notes in the aggregate from the noteholders under this provision in any twelve-month period. The Company shall have sixty (60) days to redeem the Notes. (Section 3.02)

Debt Service Reserve Fund

The Company will establish the Reserve Fund under the Indenture with cash equal to six (6) months interest on the Notes. The Reserve Fund shall be used to pay principal and interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. The Reserve Fund shall be maintained by the Trustee as a separate and distinct trust fund to be held, managed, invested, disbursed and administered as provided in the Indenture. The Trustee shall keep and maintain adequate records pertaining to the Reserve Fund, and all disbursements therefrom. If the amount in the Reserve Fund is at any time less than six (6) months interest on the Notes, the Company is required to deposit sufficient monies with the Trustee to bring the balance equal to six (6) months interest within ninety (90) days. (Section 4.02)

Upon deposit with the Trustee of monies sufficient to pay all principal of, premium, if any, and interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under the Indenture, or upon making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Reserve Fund, except monies necessary to pay principal of, premium, if any, and interest on the outstanding Notes, shall be remitted to the Company. (Section 4.02)

Certain Covenants

Maintenance of Total Shareholders' Equity. If the total consolidated shareholders' equity ("Equity") of the Estridge Companies is less than $20.0 million for two (2) consecutive quarters, the Indenture provides for the engagement of a consultant or financial advisor to assist in increasing Equity. If, after the consultant's engagement, the Equity then drops to less than $13.0 million for four (4) consecutive quarters, the Indenture requires the Company to offer to repurchase ten percent (10%) of the aggregate principal amount of the Notes then outstanding per fiscal quarter until such time as the Equity is equal to or greater than $13.0 million.

Offers to repurchase will be at 100% of principal plus interest accrued and unpaid to the repurchase date. The Notes to be repurchased will be selected by lot and will be repurchased on the last day of each fiscal quarter the Company is required to redeem such Notes. (Section 3.03)

Other than with respect to shareholders' equity as described above, the Indenture does not contain any provisions requiring the maintenance of any financial ratios; provided, however, that to the extent any documents evidencing Senior Indebtedness require the maintenance of financial ratios, and to the extent the Estridge Companies fail to maintain those ratios resulting in a default in the Senior Indebtedness and the acceleration of the maturity of the Senior Indebtedness, such failure to maintain the financial ratios will also be an Event of Default under the Indenture.

Restricted Payments. The Indenture provides that the Company may not make any distribution or payment on its common stock or to its shareholders (other than distributions to shareholders to the extent necessary to pay the shareholders' respective income tax liabilities associated with the Company and distributions payable in additional shares of common stock), or purchase, redeem or otherwise acquire or retire for value any shares of common stock of the Company (collectively, "Restricted Payments") if, at the time of such Restricted Payment, or after giving effect thereto, a Default or an Event of Default under the Indenture shall have occurred and be continuing.

Offer to Purchase on Change of Control. Upon the occurrence of a Change of Control (as defined in the Indenture), the Company must make an offer to repurchase all of the then outstanding Notes in multiples of $1,000 within thirty (30) days of the Change of Control. This offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the holders of the Notes. The offer shall remain open from the time of mailing until five (5) days before the Redemption Date. (Section 3.04)

Annual Reports. The Company must file with the Trustee and the Placement Agent audited financial statements no later than 120 days from the end of its fiscal year. Holders of the Notes may receive copies of such financial statements upon written request by such Holders to the Placement Agent. (Section 4.03)

Payment of Taxes and Other Claims. The Company must pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property, unless the same is being contested in good faith by appropriate proceedings. (Section 4.05)

Maintenance of Properties. The Company must cause all of its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and must cause to be made all necessary repairs, renewals, replacements and improvements thereof, as in the judgment of the Company may be necessary to carry on its business. However, the Company is not prevented from discontinuing the maintenance and operation of its properties if the discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Notes. (Section 4.06)

Transactions with Affiliates. Neither the Company nor any Subsidiary may enter into a transaction, loan, advance, capital contribution or transfer with any Affiliate of the Company unless such transaction is reasonably determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of a Holder (as defined in the Indenture). (Section 4.10)

Transfer of Material Assets. Neither the Company nor any Subsidiary may sell or otherwise dispose of any material portion of its property or assets outside the ordinary course of business unless such transaction is reasonably determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary (including interest in its Subsidiaries). (Section 4.11)

Restrictions on Merger or Sale. The Indenture provides that the Company may not merge into or consolidate with another entity or transfer substantially all of its assets to another entity unless (i) the surviving Company is a U.S. entity, (ii) the surviving Company is bound by all the terms of the Indenture, (iii) no default (as defined below) or Event of Default would exist as a result of the transaction, and (iv) the consolidated net worth of the surviving entity is at least equal to the consolidated net worth of the Company immediately prior to such transaction. (Section 5.01)

Events of Default

Events of default are defined in the Indenture as being: (a) default in payment of any interest installment due on the Notes; (b) default in payment of principal, or premium, if any; (c) default in performance of any other covenant in the Indenture that continues for thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in principal amount of the outstanding Notes; (d) certain events of bankruptcy, insolvency and reorganization of the Company; (e) a default under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000; and (f) a judgment in excess of $25,000 (or judgments aggregating $250,000 or more) is entered against the Company and such judgment is not satisfied or appealed (and execution stayed) within sixty (60) days. (Section 7.01)

The Indenture provides that, if an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding may declare the principal of all the Notes to be due and payable immediately. Upon certain conditions, such declaration may be annulled and past defaults (except, unless theretofore cured, a default in the payment of principal or premium, if any, or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. (Sections 7.02 and 7.04)

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Note holders before proceeding to exercise any right or power under the Indenture at the request of the Note holders. (Section 8.06). The Indenture also provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that proceeding in the manner directed would be illegal or would involve it in personal liability or would be unjustly prejudicial to the holders of the Notes not consenting. (Section 7.05)

The Indenture provides that no Note holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal, interest or any premium) unless such Note holder previously shall have given to the Trustee written notice of default and continuance thereof, and unless the holders of at least 25% in principal amount of Notes then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received directions inconsistent with such written request by the holders of not less than 50% in aggregate principal amount of the Notes then outstanding. (Section 7.06)

The Indenture requires the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and deliver to the Trustee within ten (10) days of the occurrence thereof, notice of any default described in clause (c) of the events of Default above. (Section 4.03). The Indenture provides that the Trustee shall, within sixty (60) days after the occurrence of a default, give to the holders of the Notes notices of all uncured defaults known to it; provided that, except in the case of a default in the payment of principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that withholding such notice is in the interest of the holders of the Notes. The term "Default" for the purpose of this provision shall mean the happening of any Events of Default specified above excluding any grace periods. (Section 8.05)

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Note holders, except that, without the consent of the holders of all outstanding Notes, no such supplemental indenture may (i) extend the stated maturity of any Note, or reduce the rate or extend the time of payment of interest thereon or reduce the principal amount thereof or premium thereon, or the amount payable thereon in the event of acceleration or the amount thereof payable in bankruptcy, or (ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture. (Section 10.02)

Satisfaction and Discharge of Indenture

The Company may terminate its obligations, with certain exceptions, under the Indenture: (i) if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) if the Notes not already delivered to the Trustee for cancellation have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption and the Company irrevocably deposits in trust with the Trustee money or United States government obligations sufficient to pay principal of and interest on the Notes to maturity or redemption, as the case may be, and to pay all sums payable to the Trustee under the Indenture. (Section 9.01)

Defeasance

If the Company shall deposit with the Trustee, in trust, at or before maturity, money or United States government obligations in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will be sufficient, in the opinion of the Trustee, to pay the principal of and interest to maturity, or to the redemption date, as the case may be, with respect to the outstanding Notes to be paid or redeemed, as such principal and interest become due (provided that, if the Notes are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in the Indenture or provisions satisfactory to the Trustee shall have been made for the giving of such notice), then all liability of the Company under the Indenture and in respect of the Notes (other than certain specified provisions such as those relating to transfers and exchanges, registrars and paying agents and payment of the Trustee's fees and expenses) shall cease to be of further effect, and the holders thereof shall thereafter be entitled to payment out of the money or securities deposited with the Trustee as aforesaid, unless the Estridge Companies' obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 9.01, 9.02, and 9.04)

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Notes is the Trustee.

PLAN OF DISTRIBUTION

Because of its participation in the distribution of the Notes, Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202, is deemed to be an "Underwriter" as defined in the Securities Act of 1933. Indiana Securities, LLC (the "Placement Agent") has agreed, subject to the terms and conditions of the Placement Agent Agreement (a copy of which is filed as Exhibit 2.1 to the Offering Statement of which this Offering Circular is a part), to place the Notes for the Company on a best efforts, minimum-maximum basis. The Placement Agent has the right, pursuant to the Placement Agent Agreement, to establish co-agency relationships with other placement agents or dealers for purposes of obtaining subscriptions for the Notes and may allow a commission equal to up to 5.0% of the aggregate principal amount of the Notes sold by such co-agents. No placement agent intends to sell Notes to any discretionary accounts.

Proceeds from this offering will be deposited by noon of the next business day after receipt in an escrow account established with MainSource Bank, for the benefit of the subscribers. If the minimum number of Notes (at least $2,650,000 in Notes) has not been sold on or before the Termination Date, subscribers will promptly receive a refund of their subscription. In addition, subscribers will receive a pro rata share of any interest earned on the escrow account less a pro rata share of the fees and expenses of the escrow agent (such fees and expenses may only be deducted from interest). The escrow agent may invest the proceeds received by it in short term United States Government obligations or short-term certificates of deposit issued by any bank, including the escrow agent if competitive. The Company has agreed to hold the escrow agent harmless from any and all liability regarding the administration of the escrow account and, if the interest earned thereon is insufficient, to pay the fees and expenses of the escrow agent.

If subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering may be continued until all of the Notes are sold or the Company decides to terminate the Offering. The Company will pay the Placement Agent a commission equal to 5.5% of the aggregate principal amount of the Notes sold, plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold. The Company has also agreed to reimburse the Placement Agent for certain accountable out-of-pocket expenses incurred by the Placement Agent in connection with this offering up to a maximum of $50,000, and fees of Placement Agent's legal counsel up to a maximum of $100,000.

The offer and sale of the Notes are being registered in Indiana and certain other states. Only residents of states in which the Notes have been registered will be permitted to purchase the Notes. Purchases of Notes by persons affiliated with the Company will not be counted for purposes of determining whether the minimum contingency has been met. Further, any purchases by affiliated persons must be made for investment purposes only, and not with the view toward the redistribution of the Notes.

The Placement Agent Agreement provides for reciprocal indemnification and contribution between the Company and the Placement Agent and their respective controlling persons against certain liabilities in connection with the Offering Statement of which the Offering Circular is a part, including liabilities under the Securities Act of 1933 (the "Act"), as amended.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Notes, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The issuance of the Notes is subject to certain conditions, including the conditions that no stop order suspending the qualification of this Offering Statement is in effect, no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission, that there has been no material adverse change in the condition of the Company from that set forth in the Offering Statement and that subscriptions for the minimum number of Notes have been received by the Termination Date.

LEGAL MATTERS

Certain legal matters relating to the Notes being offered hereby are being passed upon for the Company and for the Placement Agent by Krieg DeVault LLP, Indianapolis, Indiana. Krieg DeVault LLP also generally provides legal services to MainSource Bank which will serve as both Trustee and Escrow Agent, but is not doing so in connection with this Offering. Krieg DeVault LLP also provides legal services to Indiana Securities, LLC.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company as of September 30, 2006, and 2005 and for each of the two years ended September 30, 2006 and 2005, and the consolidated financial statements of the Company as of and for the three month periods ended December 31, 2006 and 2005, included in this Offering Circular are unaudited. Such financial statements were, in the view of the Company, prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission an Offering Statement under Regulation A of the Act, with respect to securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Offering Statement and the exhibits filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.

The Offering Statement may be inspected without charge at the Commission's principal office at 100 F Street, NE, Washington, D.C. 20549.

GLOSSARY OF TERMS

"Affiliate" means a person who, directly or indirectly, controls, is controlled by, or is under common control with the person specified herein.

"Cash Flow" means the Estridge Companies' earnings that are derived from our normal operations, exclusive of extraordinary and nonrecurring items, less interest and dividends, plus certain noncash charges against earnings such as depreciation, depletion and amortization, determined according to generally accepted accounting principles.

"Company" means The Estridge Group, Inc.

"Control" means the power to direct or influence the direction of the management or policies of a person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

"Custom Company" means Paul E. Estridge Corp.

"Development Company" means Estridge Development Company, Inc.

“Empty Nester” means a person whose children are no longer living in the home.

“Equity Securities” means shares of common stock or similar securities and convertible securities, warrants, options or rights that may be converted into, or exercised to purchase, shares of common stock or similar securities.

“Estridge Companies” means the Company, its subsidiaries and its affiliates.

“First Time Home Buyer” means a person who has not previously owned a home.

“First and Second Time Move-up Buyer” means a person who has previously owned a home (or more than one home) who is seeking a new, more expensive and generally larger home.

“Person” means an individual, corporation, limited liability Company, partnership, association, joint-stock Company, trust, unincorporated organization, government or political subdivision of government, or any other legal entity.

“Placement Agent” means Indiana Securities, LLC.

“Underwriter” means Indiana Securities, LLC.

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the offer made by this Offering Circular; and, if given or made, such information or representation must not be relied upon as having been authorized by the Estridge Companies or any placement agent. This Offering Circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful.

KD_IM-846779_7.DOC

The Estridge Group, Inc.
Consolidated Financial Statements
For the Three Months Ended December 31, 2006 and 2005
(Unaudited)

The Estridge Group, Inc.
Consolidated Financial Statements
For the Three Months Ended December 31, 2006 and 2005
(Unaudited)

Table of Contents

Financial Statements

The Estridge Group, Inc.
Consolidated Balance Sheets
(Unaudited)

	December 31, 2006	September 30, 2006
ASSETS		
Cash and cash equivalents	$ 250,876	$ 803,871
Accounts receivable, net	618,756	552,821
Related party receivables	430,818	515,202
Costs and estimated earnings in excess of billings	1,549,610	1,790,099
Lot inventory and land development costs	100,329,578	89,522,613
Construction in process	24,151,850	25,416,939
Consolidated land inventory not owned	40,652,916	50,423,360
Property and Equipment		
Land	356,000	356,000
Building	1,130,394	1,128,921
Leasehold improvements	2,041,472	1,981,972
Office furniture, fixtures and equipment	2,738,378	2,707,878
Model home furniture, fixtures and equipment	4,663,538	4,390,089
Motor vehicles	157,735	239,293
Telecommunications equipment	5,354,566	5,305,117
Construction in progress	-	-
Accumulated depreciation	(7,478,579)	(7,082,607)
Total Property and Equipment, net	8,963,504	9,026,663
Deferred tax assets	3,507,993	2,726,814
Other assets	1,260,275	1,186,715
Total Assets	$ 181,716,176	$ 181,965,097

See accompanying notes

The Estridge Group, Inc.
Consolidated Balance Sheets
(Unaudited)

	December 31, 2006	September 30, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$ 90,168,743	$ 85,298,428
Capital lease obligations	901,031	957,712
Obligations related to consolidated land inventory not owned	40,012,916	49,728,360
Notes payable to related parties	785,865	785,865
Note payable to stockholder	1,100,000	1,100,000
Accounts payable	8,578,675	5,298,235
Due to stockholder	175,000	175,000
Estimated completion costs	1,100,593	1,069,800
Billings in excess of costs and estimated earnings	1,144,656	881,391
Customer deposits	549,693	648,496
Estimated warranty costs	1,515,761	1,566,560
Other liabilities	8,160,202	8,401,317
Total Liabilities	154,193,135	155,911,164
Minority interest in variable interest entities	15,492,117	12,748,454
Common stock	1,000	1,000
Additional paid-in capital	9,550,100	9,550,100
Retained earnings	2,479,824	3,754,379
Total Stockholders' Equity	12,030,924	13,305,479
Total Liabilities and Stockholders' Equity	$ 181,716,176	$ 181,965,097

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Operations
(Unaudited)

	For the Three Months Ended	
	December 31, 2006	December 31, 2005
Net revenues	22,517,233	20,826,126
Cost of revenues	18,657,572	17,227,227
Gross profit	3,859,661	3,598,899
Operating expenses	5,881,631	5,309,791
Income (loss) from operations	(2,021,970)	(1,710,892)
Other income (expense)	(18,754)	7,480
Net income (loss) before taxes and minority interest in variable interest entities	(2,040,724)	(1,703,412)
Income tax expense (benefit)	(781,179)	(669,583)
Net income (loss) before minority interest in variable interest entities	(1,259,545)	(1,033,829)
Minority interest in variable interest entities	15,010	58,646
Net Income (Loss)	(1,274,555)	(1,092,475)

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	For the Three Months Ended	
	December 31, 2006	December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,274,555)	$ (1,092,475)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Net income attributable to minority interest in variable interest entities	15,010	58,646
Depreciation and amortization	395,972	303,677
Deferred income taxes	(781,179)	(669,583)
Changes in certain assets and liabilities:		
Accounts receivable	(65,935)	(891,051)
Related party receivables	84,384	(2,542)
Costs and estimated earnings in excess of billings	240,489	834,830
Lot inventory and land development costs	(10,806,965)	(11,935,254)
Construction in progress	1,265,089	(4,068,412)
Consolidated land inventory not owned	55,000	-
Other assets	(73,560)	296,795
Accounts payable	3,280,440	(1,998,193)
Estimated completion costs	30,793	944,501
Billings in excess of costs and estimated earnings	263,265	(1,105,154)
Customer deposits	(98,803)	144,182
Estimated warranty costs	(50,799)	-
Other liabilities	(241,115)	593,261
Net cash used in operating activities	(7,762,469)	(18,586,772)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(332,813)	(904,817)
Net cash used in investing activities	(332,813)	(904,817)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on notes payable	20,971,407	31,334,949
Payments on notes payable	(16,101,092)	(20,643,546)
Principal payments on capital lease obligations	(56,681)	(18,791)
Distributions paid	-	-
Capital contributions	-	-
Shareholder advance	-	900,000
Distributions to minority interest	(601,347)	(331,860)
Contributions from minority interest	3,330,000	7,600,000
Net cash provided by financing activities	7,542,287	18,840,752
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(552,995)	(650,837)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	803,871	2,502,097
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 250,876	$ 1,851,260
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest paid	$ 1,798,930	$ 1,189,056
Income taxes paid	$ -	$ -

See accompanying notes

Note A - Basis of Presentation

The consolidated financial statements include the accounts of the The Estridge Group, Inc. (the Company), and its wholly owned subsidiaries: Ameritage Homes, LLC; First Mile Services, LLC (and its wholly owned subsidiaries, First Mile Entertainment, LLC, First Mile Capital, LLC, and First Mile Investments, LLC); and, Estride Design Services, LLC. The consolidated financial statements also include the accounts of variable interest entities: Paul E. Estridge Corp.; Estridge Development Company; BCE Associates I, LLC; BCE Associates II, LLC; BCE Associates II, LLC; BCE Associates IV, LLC; Estridge Investments, LLP; and, FirstSource Capital, LLC. Intercompany transactions have been eliminated in consolidation. See Note A, Nature of Operations and Summary of Significant Accounting Policies," in the Company's Consolidated Financial Statements for the Years Ended September 30, 2006 and 2005 for a complete description of consolidated companies and a summary of significant accounting policies.

The consolidated balance sheet at December 31, 2006 and the consolidated statements of operations and cash flows for the three months ended December 31, 2006 and 2005 have been prepared by the Company without audit. In the opinion of Management, all adjustments, all adjustments, including normally recurring adjustments necessary to present fairly the Company's financial position, results of operations and cash flows at December 31, 2006, and for all periods presented, have been made. Certain information and footnote disclosures normally included in the financial statements have been omitted. These financial statements should be read in conjunction with the Company's Consolidated Financial Statements for the Years Ended September 31, 2006 and 2005.

The Company has historically experienced, and expects to continue to experience, variability in quarterly results. Accordingly, the results of operations for the three months ended December 31, 2006, are not necessarily indicative of the operating results expected for the year ended September 30, 2007.

The Estridge Group, Inc.
Consolidated Financial Statements
For the Years Ended September 30, 2006 and 2005
(Unaudited)

The Estridge Group, Inc.
Consolidated Financial Statements
For the Years Ended September 30, 2006 and 2005
(Unaudited)

Table of Contents

Financial Statements

The Estridge Group, Inc.
Consolidated Balance Sheets
September 30, 2006 and 2005
(Unaudited)

	2006	2005
ASSETS		
Cash and cash equivalents	$ 803,871	$ 2,502,097
Accounts receivable, net	552,821	739,881
Related party receivables	515,202	27,121
Costs and estimated earnings in excess of billings	1,790,099	3,449,866
Lot inventory and land development costs	89,522,613	66,191,343
Construction in process	25,416,939	19,401,791
Consolidated land inventory not owned	50,423,360	44,814,809
Property and Equipment		
Land	356,000	356,000
Building	1,128,921	1,096,211
Leasehold improvements	1,981,972	653,414
Office furniture, fixtures and equipment	2,707,878	2,342,884
Model home furniture, fixtures and equipment	4,390,089	4,369,679
Motor vehicles	239,293	275,118
Telecommunications equipment	5,305,117	4,642,651
Construction in progress	-	810,457
Accumulated depreciation	(7,082,607)	(7,732,399)
Total Property and Equipment, net	9,026,663	6,814,015
Deferred tax assets	2,726,814	870,609
Other assets	1,186,715	1,669,594
Total Assets	$ 181,965,097	$ 146,481,126

See accompanying notes

The Estridge Group, Inc.
Consolidated Balance Sheets
September 30, 2006 and 2005
(Unaudited)

	2006	2005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$ 85,298,428	$ 65,974,665
Capital lease obligations	957,712	129,364
Obligations related to consolidated land inventory not owned	49,728,360	44,124,809
Notes payable to related parties	785,865	785,865
Note payable to stockholder	1,100,000	-
Accounts payable	5,298,235	5,783,586
Due to stockholder	175,000	375,000
Estimated completion costs	1,069,800	1,167,061
Billings in excess of costs and estimated earnings	881,391	1,105,154
Customer deposits	648,496	486,651
Estimated warranty costs	1,566,560	1,723,595
Other liabilities	8,401,317	6,252,728
Total Liabilities	155,911,164	127,908,478
Minority interest in variable interest entities	12,748,454	2,253,027
Common stock	1,000	1,000
Additional paid-in capital	9,550,100	9,550,100
Retained earnings	3,754,379	6,768,521
Total Stockholders' Equity	13,305,479	16,319,621
Total Liabilities and Stockholders' Equity	$ 181,965,097	$ 146,481,126

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Operations
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	2006	2005
Net revenues	109,731,946	143,329,298
Cost of revenues	88,482,934	111,901,012
Gross profit	21,249,012	31,428,286
Operating expenses	25,248,550	24,009,917
Income (loss) from operations	(3,999,538)	7,418,369
Other income (expense)	71,436	(108,821)
Net income (loss) before taxes and minority interest in variable interest entities	(3,928,102)	7,309,548
Income tax expense (benefit)	(1,907,425)	2,050,247
Net income (loss) before minority interest in variable interest entities	(2,020,677)	5,259,301
Minority interest in variable interest entities	993,464	2,502,968
Net Income (Loss)	(3,014,141)	2,756,333

See accompanying notes

The Estridge Group. Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances as of September 30, 2004	1,100,320	1,000	-	14,405,897	14,406,897
Equity Contributions	491,274	-	9,550,100	-	9,550,100
Equity Distributions	-	-	-	(10,393,709)	(10,393,709)
Net Income (Loss)	-	-	-	2,756,333	2,756,333
Balances as of September 30, 2005	1,591,594	1,000	9,550,100	6,768,521	16,319,621
Equity Contributions	-	-	-	-	-
Equity Distributions	-	-	-	-	-
Net Income (Loss)	-	-	-	(3,014,142)	(3,014,142)
Balances as of September 30, 2006	1,591,594	1,000	9,550,100	3,754,379	13,305,479

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (3,014,142)	$ 2,756,333
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Net income attributable to minority interest in variable interest entities	993,464	2,502,968
Depreciation and amortization	1,583,639	1,482,079
Deferred income taxes	(1,856,205)	1,800,349
Changes in certain assets and liabilities:		
Accounts receivable	187,060	(77,285)
Related party receivables	(488,081)	3,809
Costs and estimated earnings in excess of billings	1,659,767	(1,784,305)
Lot inventory and land development costs	(23,331,270)	(23,783,319)
Construction in progress	(6,015,148)	(2,112,981)
Consolidated land inventory not owned	(5,000)	361,600
Other assets	482,879	708,244
Accounts payable	(485,351)	(246,790)
Estimated completion costs	(97,261)	214,185
Billings in excess of costs and estimated earnings	(223,763)	576,187
Customer deposits	161,845	124,132
Estimated warranty costs	(157,035)	193,512
Other liabilities	2,148,589	2,624,191
Net cash used in operating activities	(28,456,013)	(14,657,091)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,749,142)	(1,979,731)
Net cash used in investing activities	(2,749,142)	(1,979,731)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on notes payable	110,773,455	118,073,803
Payments on notes payable	(91,449,692)	(97,879,702)
Principal payments on capital lease obligations	(218,797)	(91,895)
Distributions paid	-	(10,393,709)
Capital contributions	-	9,550,100
Shareholder advance	900,000	375,000
Distributions to minority interest	(1,598,037)	(1,942,854)
Contributions from minority interest	11,100,000	-
Net cash provided by financing activities	29,506,929	17,690,743
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,698,226)	1,053,921
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,502,097	1,448,176
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 803,871	$ 2,502,097
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest paid	$ 7,188,653	$ 4,687,853
Income taxes paid	$ -	$ 137,458

See accompanying notes

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

The Estridge Group, Inc. (TEG), was incorporated under the laws of the State of Indiana in July 1983. TEG, its subsidiaries and consolidated variable interest entities, collectively (the Companies) are primarily engaged in the homebuilding industry in Indianapolis, Indiana and surrounding communities. TEG, Ameritage Homes, LLC (Ameritage), a wholly owned subsidiary of TEG and Paul E. Estridge Corp. (PEEC), a consolidated variable interest entity all build residential homes in Central Indiana. First Mile Services and its wholly owned subsidiaries, First Mile Entertainment, LLC, First Mile Capital, LLC and First Mile Investments, LLC (First Mile), collectively an additional wholly-owned subsidiary of TEG, telecommunication services, including cable television, internet, and phone service to certain homeowners in the same geographical region as TEG. Estridge Design Services, LLC (EDS), a third wholly-owned subsidiary of TEG, is a retail store and design studio serving TEG, Ameritage and PEEC customers. In addition to PEEC, the following entities are related parties of TEG and are included in the consolidated financial statements of the Companies in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46): BCE Associates I, LLC (BCE I), BCE Associates II, LLC (BCE II), BCE Associates III, LLC (BCE III), and Estridge Development Company (EDC) acquire and develop land specifically for use by TEG, Ameritage and PEEC; Estridge Investments, LLP (EIP) owns an office building in Carmel, Indiana and rents space to unrelated tenants. Firstsource Capital, LLC (FSC), provides mortgage and lending services specifically for customers of TEG, Ameritage and PEEC. See note S for additional information regarding consolidation of PEEC, EDC, BCE I, BCE II, BCE III, EIP, and FSC in accordance with FIN 46.

Consolidation

The accompanying consolidated financial statements include the accounts of TEG and its wholly owned subsidiaries Ameritage and First Mile; and its variable interest entities, BCE I, BCE II, BCE III, EDC, PEEC, EIP, and FSC (the Companies). All significant intercompany transactions have been eliminated in consolidation. Certain entities above have been consolidated due to implementation of FIN 46 as further described in Note S.

Entity

These consolidated financial statements contain only the assets, liabilities, revenues, and expenses specifically related to the business activities of the Companies. They do not include the personal assets, liabilities, revenues, or expenses of the stockholders or partners.

Revenue and Cost Recognition

Revenues for TEG and Ameritage are recognized in accordance with Statement of Financial Accounting Standard 66, "Accounting for Sales of Real Estate" (SFAS 66). Revenues are recognized when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Companies have no continuing involvement with the property. Cash received from buyers pursuant to sales contracts is included in the consolidated balance sheets under "Customer deposits".

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Revenue and Cost Recognition (Continued)

Revenues for PEEC are recognized in accordance with SFAS 66: (a) when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Companies have no continuing involvement with the property, or (b) under the percentage of completion method based on the costs incurred relative to total estimated costs where PEEC is acting as general contractor.

EDC, BCE I, BCE II, and BCE III recognize revenues upon the sale of completed lots. All revenues are from companies included in TEG's consolidated financial statements. Accordingly, all of these revenues have been eliminated in consolidation. Completed lots generally include site acquisitions, surveys, land development and other items necessary prior to commencement of residential building.

Lot Inventory, Land Development Costs and Construction in Progress

The Companies use the specific identification method for the purpose of accumulating costs associated with home construction. Lot inventories and land development costs are recorded at cost, unless they are determined to be impaired, in which case the impaired assets are written down to fair value less cost to sell in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). In addition to the costs of direct land acquisition, land development and related costs (both incurred and estimated to be incurred) and home construction costs, inventories include capitalized interest, real estate taxes and certain indirect costs incurred during land development and home construction. Such costs are charged to cost of sales simultaneous with revenue recognition. Land Development Costs are allocated to individual lots on a pro-rata basis. Home construction costs are also recorded at cost and are included in construction in process. When a home is closed, all incurred costs necessary to complete the home may have not been paid. As homes close, home construction budgets and contracts are compared to actual recorded costs to date to estimate the additional costs to be paid to subcontractors related to the home. A liability is recorded and a corresponding charge to cost of sales is recognized for the amount estimated to be ultimately paid related to that home. The accuracy of this estimate is monitored by comparing actual costs incurred in subsequent months to the estimate. Although actual costs to complete in the future could differ from the estimate, this method has historically produced consistently accurate estimates of actual costs to complete closed homes.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Lot Inventory, Land Development Costs and Construction in Progress (Continued):

Lot inventory and construction in process include 92 and 101 properties subject to sales contracts at September 30, 2006 and 2005, respectively. Amounts related to these properties subject to these sales contracts are as follows:

	September 30, 2006	September 30, 2005
Lot inventory	$ 4,397,793	$ 3,827,364
Construction in process	6,627,576	5,461,654
Totat Subject to Sales Contracts	$ 11,025,369	$ 9,289,018

Consolidated Land Inventory Not Owned

In order to ensure the future availability of land for homebuilding, the Companies enter into option purchase agreements (agreements) for undeveloped land and developed lots with unaffiliated third parties and variable interest entities. Under these agreements, the Companies pay stated deposits or provide letters of credit in consideration for the right to purchase land at a future time at predetermined prices. These options generally do not contain performance requirements from the Companies nor obligate the Companies to purchase the land. Deposits related to these agreements are included in the consolidated balance sheet in other assets. To the extent the Companies do not exercise the option to purchase such land, the amount of the land option deposit, any letters of credit, as well as development costs incurred to date, generally represent the Companies maximum exposure to loss.

The Companies have evaluated those entities with which the Companies enter into land option agreements in accordance with the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46). The provisions of FIN 46 require the Companies to consolidate the financial results of a variable interest entity if the Companies are the primary beneficiary of the variable interest entity. Variable interest entities are entities in which (1) equity investors do not have a controlling financial interest and/or (2) the entity is unable to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the owner or investor that absorbs a majority of the variable interest entity's expected losses and/or receives a majority of the variable interest entity's expected residual returns.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Consolidated Land Inventory Not Owned (Continued)

The Companies determine if it is the primary beneficiary of variable interest entities based upon analysis of the variability of the expected gains and losses of the variable interest entity. Expected gains and losses of the variable interest entity are highly dependent on management's estimates of the variability and probabilities of future land prices, the probabilities of expected cash flows, and the entitlement risks related to the underlying land, among other factors. Based on this evaluation, if the Companies are the primary beneficiary of those entities with which the Companies have entered into land option agreements, the variable interest entity is consolidated. For purposes of consolidation, to the extent financial statements are available, the Companies consolidate the assets and liabilities of the variable interest entity. If financial statements for the variable interest entity are not available, the Companies record the remaining purchase price of land in the Consolidated Balance Sheets under the caption, "Consolidated land inventory not owned", with a corresponding liability in "Obligations related to consolidated land inventory not owned".

Under agreements without specific performance obligations, the Companies' liability is generally limited to forfeiture of the non-refundable deposits, letters of credit and other non-refundable amounts incurred, which aggregated approximately $1,250,000 and $1,545,000 at September 30, 2006 and 2005, respectively. This amount includes non-refundable letters of credit of approximately $555,000 and $555,000 at September 30, 2006 and 2005, respectively. The total remaining purchase price, net of cash deposits, committed under all agreements was $101,403,324 and $95,026,845 at September 30, 2006 and 2005, respectively. Of this total remaining purchase price, $51,674,964 and $50,902,036 are obligations to consolidated variable interest entities and are eliminated in the Companies' Consolidated Financial Statements. The balance of this total remaining purchase price of $49,728,360 and $44,124,809 at September 30, 2006 and 2005, respectively, is included in "Consolidated land inventory not owned". Although the Companies do not have legal title to the optioned land, for those agreements for which the Companies are the primary beneficiary, the Companies are required to consolidate the land under option at fair value. The Companies believe that the exercise prices of these option contracts approximate their fair value.

Capitalized Costs and Interest Expense

Capitalized costs are stated at the lower of cost or estimated net realizable value. Home construction costs consist of materials, subcontracts, and certain indirect costs associated with the construction of a residential unit. Interest costs charged to expense amounted to $4,734,647 and $3,148,375 for the years ended September 30, 2006 and 2005, respectively. Capitalized interest is included as a component of "Construction in process" and "Lot inventory and land development costs" on the Companies' consolidated balance sheets at September 30, 2006 and 2005, and amounted to $5,806,217 and $2,619,911, respectively.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Property, Equipment, and Depreciation

Property and equipment is carried at cost and includes expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method and certain accelerated methods over the estimated useful lives of the assets, generally ranging from 3 to 15 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal, with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $1,659,204 and $1,632,592 for the years ended September 30, 2006 and 2005, respectively.

Advertising

The Companies charge advertising costs to expense as incurred. Advertising expenses amounted to $1,728,220 and $2,302,825 for the years ended September 30, 2006 and 2005, respectively.

Reserve for Warranty Costs

The Companies have established a reserve for accrued warranty and inspection costs incurred on homes closed. The Companies provide customers with warranty coverage on the home and lot (excluding landscaping) for a period of three years from the closing date. This warranty coverage includes a provision which requires the Companies to provide customers with home inspections, as defined in the warranty plan. The Companies also provide customers with supplemental coverage purchased from an independent warranty corporation which covers structural matters for ten years, roof matters for four years, and other specified items for two years. The Companies are ultimately responsible for all costs incurred under the three year warranty and the supplemental coverage, and, accordingly have established warranty reserves by charging cost of sales and crediting a warranty liability. The amounts charged are estimated by management to be adequate to cover expected warranty-related costs under all unexpired warranty obligation periods. Warranty cost accruals are based upon historical warranty cost experience and are adjusted as appropriate to reflect qualitative risks associated with the types of homes built.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Reserve for Warranty Costs (Continued)

The following table presents the activity in the Companies' warranty liability account:

	For the Years Ended September 30,	
	2006	2005
Estimated warranty costs, beginning of year	$ 1,723,595	$ 1,530,083
Warranty costs accrued and incurred	441,655	707,400
Warranty costs paid	598,690	513,888
Estimated warranty costs, end of year	$ 1,566,560	$ 1,723,595

Estimated Completion Costs

Home contracts under the deposit method use a purchase order system, which indicate costs yet to be billed by vendors for materials and services provided. Estimated completion costs represent those costs incurred that have not yet been billed by vendors. Estimated completion costs amounted to $1,069,800 and $1,167,061 at September 30, 2006 and 2005, respectively and is included in the Companies' consolidated balance sheet in Liabilities.

Accounts Receivable

The Companies carry accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Companies evaluate accounts receivable and establish allowances for doubtful accounts, based on history of past write-offs and collections and current credit conditions. Management has established an allowance for doubtful accounts of approximately $40,000 as of September 30, 2006 and 2005. The Companies' policy is not to accrue interest on past due trade receivables.

Cash Flows

For purposes of the Statements of Cash Flows, the Companies consider all highly liquid instruments that are purchased within three months or less of an instrument's maturity date to be cash equivalents.

Non-cash transactions consist of the following at September 30, 2006 and 2005:

The Companies entered into agreements to purchase approximately $1,047,000 of equipment under capital lease obligations during the year ended September 30, 2006.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows (Continued)

The Companies entered into agreements to purchase approximately $179,000 of equipment under capital lease obligations during the year ended September 30, 2005.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to fixed assets (use of different depreciation methods and lives for financial statement and income tax purposes), and certain accrued expenses (use of accrual method for financial statement purposes and cash method for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards, and tax credit carryforwards that are available to offset future income taxes.

TEG and its wholly owned subsidiaries are Corporations and subject to federal and state income taxes. All variable interest entities included in the consolidated financial statements are pass-through entities and are taxed at the stockholder or partner level.

Segment Information

The Companies design, construct and sell a wide range of homes designed to meet the specific needs of each of its markets. TEG, Ameritage, PEEC, EDC, BCE I, BCE II, and BCE III operates in a single geographic and land region. Accordingly, the Companies operating results have been aggregated into a single segment in accordance with SFAS 131, "Disclosure About Segments of an Enterprise and Related Information." Other entities including First Mile, EDS, EIP, and FSC combined represent less than 3% of consolidated revenues.

All revenues are from external customers and are of origin in the United States. There were no customers that contributed 10% or more of the Companies total revenues during the year ended September 30, 2006. All of the Companies assets are in Indiana, United States.

Note B - Deposits:

Deposits intended to be applied to the future purchase price of lots in certain housing developments amounted to $450,000 for both years ended September 30, 2006 and 2005, and is included as a component of "Consolidated land inventory not owned" in the Companies' consolidated balance sheets.

Note C - Contracts in Progress:

Information with respect to contracts in progress is summarized as follows:

	2006	2005
Costs incurred	$ 10,042,162	$ 12,764,310
Estimated earnings thereon	2,494,538	2,848,383
	12,536,700	15,612,693
Less applicable billings	(11,627,992)	(13,267,981)
	$ 908,708	$ 2,344,712
Included in the accompanying consolidated balance sheets under the following captions:		
Costs and estimated earnings in excess of billings	$ 1,790,099	$ 3,449,866
Billings in excess of costs and estimated earnings	(881,391)	(1,105,154)
	$ 908,708	$ 2,344,712

Note D - Debt and Credit Arrangements:

The Companies have various loans available from several sources, which allow the Companies to finance land acquisition and development and home construction. These notes are secured by land and land development costs, residential lots and homes in various stages of completion.

	2006	2005
Landmark Savings Bank: Due at various dates through October 2007. Interest at the Bank's prime rate plus 1%. Available draws limited to a combined total of approximately $1,000,000 between TEG and PEEC.	$ 734,259	$ 666,126
Fifth Third Bank: Due June 2008. Interest at the Bank's prime rate. Available draws limited to a combined total of $5,000,000 between TEG, PEEC, and EDC. Further secured by personal guarantee of the majority stockholder.	1,403,656	468,095
National City Bank: Due May 2007. Interest at the Bank's prime rate plus .75%. Available draws limited to a maximum of $16,000,000 between TEG and PEEC. Further secured by corporate guarantee of EDC and personal guarantee of the majority stockholder.	3,503,939	4,040,644
First Indiana Bank: Due June 2007. Interest at the Bank's prime rate. Available draws limited to a combined total of $17,000,000, among TEG and PEEC. Further secured by corporate guarantee of EDC and personal guarantee of the majority stockholder.	13,444,186	11,732,685
Star Financial Bank: Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to a combined total of $5,000,000 among TEG, EDC, and PEEC. Further secured by personal guarantee of the majority stockholder.	2,842,150	1,474,011

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Salin Bank: Due February 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to a combined total of $5,000,000 between TEG and PEEC.	3,665,432	611,800
Shelby County Bank: Due March 2008. Interest at the Bank's prime rate plus 1.5%. Further secured by guarantee of the majority stockholder.	925,000	1,063,630
Royal Bank of Canada: Due May 2008. Interest at 30 day LIBOR + 300 basis points. Available draws limited to a combined total of $15,000,000 between TEG, EDC, and PEEC. The loan is further secured by a personal guarantee of the majority stockholder.	11,725,268	9,860,282
High Grove Capital: Due April 2007. Interest at the Wall Street Journal published prime rate plus .5%. Available draws are limited to $1,750,000. The loan is further secured by a corporate guarantee of PEEC.	1,326,548	1,750,000
Charter One: Due September 2005. Interest at bank prime rate plus .5%. Available draws limited to a combined total of $5,000,000 between TEG and PEEC. The loan is further secured by a personal guarantee of the majority stockholder.	130,393	570,393
First Indiana Bank: Due February 2009. Interest at the Bank's prime rate plus 1%. Available draws are limited to $600,000. Further guaranteed by the majority stockholder.	516,665	-
Old National Bank: Due March 2007. Interest charged at 5.5%. Secured by equipment.	7,583	22,132

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Convertible Note Payable, Brookfield, Inc.:		
Due April 2009. Interest at 6%. Available draws are limited to $300,000. Convertible to First Mile preferred stock at a strike price of $10 per share.	172,001	172,001
Community Bank:		
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,693,000. Further secured by the majority stockholder.	628,790	628,790
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $486,150. Further secured by the majority stockholder.	486,150	-
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,137,548. Further guaranteed by the majority stockholder.	508,758	508,758
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,693,000. Further guaranteed by the majority stockholder.	2,693,000	-
Due February 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $3,058,000. Further guaranteed by the majority stockholder.	-	3,058,000
First Merchants Bank:		
Due October 2007. Interest at the Bank's prime rate plus .25%. Available draws limited to $3,200,000. Further guaranteed by the majority stockholder.	2,720,790	-
High Grove Capital Partners, LLC:		
Due October 2008. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,672,650, among TEG and EDC.	1,672,650	-
Due December 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,000,000 among TEG and EDC.	1,000,000	-

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
House Investments Real Estate Opportunity Fund III, L.P.: Due July 2010. Interest at a rate of 15%. Available draws limited to $1,400,000.	1,400,000	1,400,000
TriCapital, LLC: Due January 2007. Interest at the Bank's prime rate plus 1%. Available draws limited to $2,450,000.	2,397,888	896,990
255 Associates, LLC: Due February 2007. Interest at the Bank's prime rate plus 6%. Available draws limited to $280,000. Further guaranteed by the majority stockholder.	280,000	280,000
Third Party: Due February 2007. Interest at prime rate plus 6%. Available draws limited $1,325,000. Further guaranteed by the majority stockholder.	1,325,000	1,325,000
First Indiana Bank: Due June 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,000,000. Further guaranteed by the majority stockholder.	2,000,000	2,000,000
Due October 2008. Interest at the Bank's prime rate plus .25%. Available draws limited to $7,350,000. Further guaranteed by the majority stockholder.	7,350,000	-
First Indiana Bank: Due October 2008. Interest at the Bank's prime rate plus 1%. Available draws limited to a total of $650,000. Monthly payments of $2,500 principal plus interest, with the remaining principal due at maturity. Further guaranteed by the majority stockholder.	650,000	-

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Salin Bank: Due November 2007. Interest at the Bank's prime rate plus .75%. Available draws limited to $3,683,200. Further guaranteed by the majority stockholder.	3,563,186	863,977
Third Party: Due August 2007. Interest at a rate of 2%. Available draws limited to $2,240,549. Annual variable principal payments, with balance due at maturity.	1,524,858	2,220,549
Third Party: Due August 2007. Interest at a rate of 2%. Available draws limited to $2,405,426. Annual variable principal payments, with balance due at maturity.	1,649,858	2,405,426
Shelby County Bank: Due May 2007. Interest at the Bank's prime rate plus 1.5%. Available draws limited to $3,556,180.	3,390,000	2,500,000
Busey Bank: Due August 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,950,000.	-	1,950,000
Foudray Farms Estates, LLC: Due May 2006. Interest at the prime rate. Available draws limited to $550,375.	-	550,325
Third Party: Due August 2007. Interest at the prime rate. Available draws limited to $1,297,600.	1,297,600	1,297,600
Fifth Third: Due December 2005. Interest at the Bank's prime rate. Available draws limited to $3,240,000. Further guaranteed by the majority stockholder.	-	3,240,000

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Silver Birch Investments I, LLC: Due October 2005. Interest at a rate of 20%. Available draws limited to $1,000,000. Further guaranteed by the majority stockholder.	-	1,000,000
Third Party: Due October 2005. Interest at a rate of 20%. Available draws limited to $500,000. Further guaranteed by the majority stockholder.	-	500,000
Irwin Union: Due March 2007. Interest at the Bank's prime rate. Available draws limited to $1,393,600.	-	1,393,600
Irwin Union: Due March 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,393,600.	-	1,393,600
Provident Bank: Due March 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $7,500,000.	-	590,039
Fifth Third Bank: Due December 2007. Interest at the Bank's prime rate. Available draws limited to $4,400,000. Further secured by guarantee of TEG.	3,345,996	-
Busey Bank: Due December 2007. Interest at the Bank's prime rate plus .25%. Available draws limited to $3,500,000. Further secured by guarantee of EDC and personal guarantee by the majority stockholder.	2,905,446	2,216,500
Third Party: Due December 2006. Interest at a rate of 13%. Available draws limited to $275,000.	275,000	275,000

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Sun Life: Due August 2018. Interest at a rate of 8%. Available draws limited to $1,300,000. Further secured by guarantee of TEG.	1,000,378	1,048,712
Wawasee Real Estate Development, LLC: Due October 2007. Interest at the prime rate plus 2%. Available draws limited to $836,000. Further guaranteed by the majority stockholder.	836,000	-
Total Debt Obligations	$ 85,298,428	$ 65,986,695

Covenants under the First Indiana Bank, National City Bank, Salin Bank and Royal Bank of Canada credit agreements require TEG (independently and together with related parties) to meet certain financial covenants.

Subsequent to September 30, 2006, the Companies were notified by a financial institution of a covenant default for advances on certain new and spec homes. This default has since been cured by the financial institution's removal of the covenant.

Principal payments due on debt outstanding at September 30, 2006, are as follows:

Year Ending September 30,	
2007	$ 52,051,776
2008	21,180,306
2009	9,836,404
2010	1,466,492
2011	72,012
Thereafter	691,438
	$ 85,298,428

Note E - Notes Payable to Related Parties:

PEEC has various notes payable to related parties accruing interest at rates from prime to prime plus 1% that expired in December 1996. The notes are payable on demand after thirty days notice from the related parties. The balance of this related party debt was $785,865 for both years ended September 30, 2006 and 2005.

Note F - Notes Payable to Stockholder:

EDC has a note payable to EDC's stockholder at a rate of prime plus 1.75% with annual principal payments of $220,000. The balance on this stockholder note payable amounted to $1,100,000 and $0 at September 30, 2006 and 2005, respectively.

Note G - Capital Leases:

Long-term leases relating to the financing of certain furniture and equipment are accounted for as installment purchases. The capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in the lease and a corresponding amount is capitalized as the cost of the furniture and equipment. The furniture and equipment is being depreciated over a period of five years.

The following is an analysis of furniture and fixtures under capital leases for the years ended September 30, 2006 and 2005:

	2006	2005
Furniture and fixtures	$ 1,083,814	$ 291,907
Accumulated depreciation	(176,841)	(87,418)
	$ 906,973	$ 204,489

Note G - Capital Leases (Continued):

Following is a schedule of future minimum lease payments due under the capital lease obligations together with the present value of net minimum lease payments as of September 30, 2006:

Year Ending September 30,	
2007	$ 279,533
2008	272,736
2009	250,200
2010	250,200
2010	48,322
Total minimal lease payments	1,100,991
Less amounts representing interest	143,279
Present value of net minimum lease payments	$ 957,712

Note H - Retirement Plans:

The Companies maintain a profit-sharing plan that covers all employees who meet the eligibility requirements set forth in the plan. The Companies' contributions are made at management's discretion and are allocated based upon each participant's eligible compensation.

The plan includes a 401(k) savings plan whereby employees can contribute and defer taxes on compensation contributed to the plan. The Companies' match, within prescribed limits, the contributions made by employees.

The following summarizes the Companies' contributions for the years ended September 30, 2006 and 2005:

	2006	2005
Profit-sharing contribution	$ -	$ -
401(k) matching contribution	125,015	117,935
	$ 125,015	$ 117,935

Note H - Retirement Plans (Continued):

The Companies also have an employee stock ownership plan (ESOP). Although labeled as an ESOP, the plan is currently operating as a profit-sharing plan. At some date in the future to be determined by management, the plan shall be converted from a profit-sharing plan into an ESOP. Funds in the plan at the time of conversion to an ESOP may be used to purchase stock. Contributions to the Plan were $0 for both years ended September 30, 2006 and 2005.

Note I - Stockholder and Variable Interest Entities Equity:

Common Stock

TEG has voting stock with equal voting rights. All of the stock is no par value.

The following summarizes the TEG's shares of common stock at September 30, 2006 and 2005:

	2006	2005
Authorized	2,000,000	2,000,000
Issued	1,591,594	1,591,594
Outstanding	1,591,594	1,591,594

During the year ended September 30, 2005, the Companies issued 491,274 shares of stock in exchange for $9,550,100 of cash to fund an equal distribution of $9,550,100 related to a change in tax status from a subchapter "S" Indiana Corporation to an Indiana corporation. This distribution is included in the $10,393,709 of distributions declared in 2005. The difference represents distributions to owners necessary to pay shareholder personal income taxes as 2004 represents the final year in which the Companies was a pass through S-Corporation entity. The transaction did not affect the ownership structure of the Companies as the new shares issues were allocated to existing shareholders based on their respective ownership. Management estimated no additional value was received from the issued shares since there was no trading market for the Companies' stock and the transaction did not change the ownership percentages of the current shareholders.

Equity of Variable Interest Entities

TEG and its wholly owned subsidiaries are corporations. All other entities included in the consolidated financial statements are pass-through entities. Refer to Notes A and S for disclosures required for variable interest entities.

Note J - Income Taxes:

Federal and state income tax expense (benefit) for the years ended September 30, 2006 and 2005, is summarized as follows:

	2006	2005
Federal		
Current expense	$ (15,741)	$ 1,182,960
Deferred expense (benefit)	(1,446,332)	455,857
	(1,462,073)	1,638,817
State		
Current expense	(35,479)	283,163
Deferred expense (benefit)	(409,873)	128,267
	(445,352)	411,430
	$ (1,907,425)	$ 2,050,247

The Companies' deferred tax assets and liabilities as of September 30, 2006 and 2005, are summarized as follows:

	2006	2005
Federal:		
Deferred tax assets	$ 2,390,685	$ 949,153
Deferred tax liabilities	(252,225)	(257,015)
	2,138,460	692,138
State:		
Deferred tax assets	603,864	201,156
Deferred tax liabilities	(15,510)	(22,685)
	588,354	178,471
Net deferred tax asset included in the Companies consolidated balance sheets	$ 2,726,814	$ 870,609

Note J - Income Taxes (Continued):

The Companies have an alternative minimum tax credit of approximately $213,000 to offset future federal tax liabilities. The life of the credit is indefinite. The Companies also have charitable contribution carryforwards of approximately $148,000, of which $84,000 expire in 2010 and the remaining $64,000 expire in 2011. At September 30, 2006, the Companies have federal net operating loss carryforwards of approximately $5,200,000 and state tax operating loss carryforwards of approximately $5,300,000. Other components of the Companies' tax assets include accrued warranty costs, accrued health insurance, and accrued executive bonuses. Depreciation timing differences constitute the majority of the Companies' tax liabilities. SFAS 109, "Accounting for income Taxes," requires a valuation allowance to reduce the deferred tax assets reported if, at September 30, 2006, the Companies had federal tax operating loss and based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of the evidence, both positive and negative, management has determined that no valuation allowance is considered necessary to reduce the deferred tax assets.

Note K - Leasing Commitments:

The Companies lease office facilities, certain vehicles, model homes, and computer hardware and software and related peripheral equipment under operating leases expiring at various dates through December 2015. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of September 30, 2006, are summarized as follows:

Year Ended September 30,	
2007	$ 1,161,077
2008	963,837
2009	800,304
2010	588,639
2011	554,040
Thereafter	2,501,210
	$ 6,569,107

Rent expense with respect to all operating leases amounted to approximately $1,589,189 and $1,500,234 for the years ended September 30, 2006 and 2005, respectively.

Note L - Self-Funded Health Insurance:

The Companies' Employee Benefit Plan provides employees and their dependents with comprehensive health care coverage. A portion of that coverage is self-funded by the Companies. Under the insurance policy with the Plan's underwriter, the Companies' self-funded liability is limited for each plan year to $45,000 per employee, with an aggregate liability limit of approximately $1,000,000. The liability limitations are adjusted on an annual basis. For this purpose, the plan year runs on a calendar year basis, and the $45,000/$1,000,000 limits apply through December 31, 2006.

Note L - Self-Funded Health Insurance (Continued):

In addition, the Companies pay a monthly fee to provide for administrative, cost containment, prescription card, and preferred provider organization fees.

Note M - Related Party Transactions:

The Companies are related to various entities not consolidated in these financial statements as a result of common ownership. Transactions with these entities are minimal and immaterial to the consolidated financial statements.

Note N - Concentration of Credit Risk:

The Companies' financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Companies place cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit. The Companies routinely assess the financial strength of customers and, as a consequence, believe that accounts receivable credit risk exposure is limited.

Note O - BCE I, BCE II, BCE III Operating Agreements:

The BCE I, BCE II, and BCE III partnerships were formed as joint ventures between EDC, Billy Creek Associates, LP (BCA I), Billy Creek Associates II, LP, (BCA II) and Billy Creek Associates III, LP (BCA III). The purpose of these entities is to serve as land holding and development companies to supply TEG with lots for future home construction. The agreements outline the original capital contributions of the Billy Creek entities (BCA I - $4,000,000, BCA II - $3,600,000, and BCA III - $3,500,000). All agreements state that BCA I, BCA II, and BCA III will receive a guaranteed 19.5% internal rate of return on these capital contributions over the life of the project. TEG and EDC have guaranteed payment of these amounts and have guaranteed certain debt obligations included in Note E. The Estridge Group, Inc. has agreed to purchase lots at specified prices from the BCE partnerships within a specified time interval. In addition, TEG's majority stockholder has personally guaranteed an internal rate of return of 18% for the BCA entities.

Note P - Business Concentration:

The Companies' revenues are substantially derived from construction of residential homes in Indianapolis, Indiana and surrounding communities.

Note Q - Commitments and Contingencies:

EIP has entered into a Voluntary Remediation Agreement with the Indiana Department of Environmental Management with respect to ground water contamination caused by a former tenant of the building under a prior owner. A remediation study completed by an independent environmental consultant estimated remediation costs to be within a range from $800,000 to $915,000. EIP accrued the maximum amount of this range, together with estimated administrative and legal expenses. This accrual amounts to $854,261 and $935,629 at September 30, 2006 and 2005, respectively, and is included in "Other liabilities." It is reasonably possible that EIP's recorded estimate of its obligation may change in the near term. With respect to this obligation, insurance providers for the former tenant and prior building owner reimbursed EIP for the entire amount of the estimated obligation. The Companies have no other accrued liabilities for environmental remediation issues and are not aware of any potential environmental remediation obligations.

The Companies are also parties to various non-environmental legal proceedings and administrative actions, all arising from the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding, the Companies believe any liability that may finally be determined with respect to such legal proceedings would not have a material effect on the Companies' consolidated financial position, results of operations, or cash flows, although resolution in any year or quarter could be material to the consolidated results of operations for that period. SFAS 5, "Accounting for Contingencies," requires that loss contingencies be accrued if both of the following conditions are met: 1) it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and, 2) the amount of the loss can be reasonable estimated. The Companies have no legal proceedings that meet these conditions.

Note R - Contingent Convertible Securities:

TEG has outstanding debt, the terms of which enable the holder, under certain conditions, to convert such securities into shares of the Company subsidiary's (First Mile) preferred stock at a fixed conversion price of $10 per share. See Note D for further description of debt instrument.

Note S - Implementation of Financial Accounting Standards Board Interpretation No. 46:

In December 2003, the FASB issued FIN 46(R), "Consolidation of Variable Interest Entities." FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after December 31, 2003, and applies in the first year or interim period beginning after December 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before December 31, 2003. Due to the presence of cross guarantees of debt between related entities and guarantees of debt by TEG and its majority stockholder of other related entities, TEG believes certain related entities are variable interest entities (See Notes E and M for description of related party arrangements and debt guaranteed by TEG and its majority stockholder). Specifically, TEG considers BCE I, BCE II, BEC III, EDC, PEEC, EIP, and FSC to be variable interest entities. FIN 46 is implemented in these financial statements and therefore these entities have been consolidated for the years ended September 30, 2006 and 2005.

Based on the provisions of FIN 46, the Companies have concluded that under certain conditions when the Companies (i) enter into option agreements for the purchase of land or lots from an entity and pays a non-refundable deposit, (ii) enters into certain leasing arrangements with related parties, or (iii) guarantees debt of related party entities or enters into co-borrowing arrangements with related parties, a variable interest entity may be created. Under condition (i) above, the Companies reported land under option agreements and the related liabilities in its consolidated balance sheet, as described in Note A. Under condition (ii and iii) above, the Companies may be deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected losses if they occur. For each variable interest entity created, the Companies have computed expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46. If the Companies are determined to be the primary beneficiary of the variable interest entity, the assets, liabilities and operations are consolidated in the Companies' financial statements.

Accordingly, the assets, liabilities and operations of (ii and iii) have been consolidated with the Companies consolidated financial statements as of September 30, 2006 and 2005 and for the periods then ended. Supplemental consolidating financial information of the Companies, specifically including information for (ii and iii) and just the lot option arrangements from (i) are consolidated under FIN 46. The variable interest entities analysis is presented below to allow investors to determine the nature of assets held and the operations of the consolidated entities.

Amounts included in "Consolidated land inventory not owned" are excluded from the analysis below and include land deposits under option agreements or land banking arrangements of $695,000 and $690,000 at September 30, 2006 and 2005, respectively. The Companies' remaining total contractual obligations for land purchases and option commitments was approximately $49,728,360 and $44,124,809 at September 30, 2006 and 2005, respectively.

THE ESTRIDGE GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2006 and 2005
(Unaudited)

Note S - Implementation of Financial Accounting Standards Board Interpretation No. 46 (Continued):

Condensed financial information for the variable interest entities, before eliminating entries, is as follows:

	September 30, 2006	September 30, 2005
Assets		
Lot inventory and land development costs	$ 79,391,497	$ 57,093,599
Construction in process	4,691,471	4,156,542
Property and equipment, net	1,948,352	1,997,181
Other assets	10,929,037	9,354,179
Total Assets	$ 96,960,357	$ 72,601,501
Liabilities and Equity		
Notes payable	$ 57,510,673	$ 44,416,975
Related party payables	16,818,872	18,638,368
Other liabilities	8,970,971	6,686,155
Total Liabilities	83,300,516	69,741,498
Total Stockholders' Equity	13,659,841	2,860,005
Total Liabilities and Equity	$ 96,960,357	$ 72,601,503
Revenue and Expenses		
Revenue	$ 40,195,179	$ 42,922,794
Expenses	38,897,302	40,176,995
Net income of variable interest entities	$ 1,297,877	$ 2,745,799

The equity related to consolidation of these variable interest entities is included in the Companies consolidated balance sheet as "Minority equity in variable interest entities" as a separate line item in Stockholders' Equity, consistent with the FASB Exposure Draft dated June 30, 2005, *"Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries"*, a replacement of ARB No. 51; which provides for the accounting and reporting in equity interests of noncontrolling stockholders to be accounted and reported as equity separately from the primary beneficiary's equity. The Companies implemented the exposure draft during the year ended September 30, 2006, as management believes classification of "Minority equity in variable interest entities" as a separate component to Stockholders' Equity is the most accurate representation of its interests in these variable interest entities.

Exhibit Index

Exhibit No.	Document
2.1	Form of Placement Agent Agreement
2.2	Articles of Incorporation of Paul E. Estridge Corp.*
2.3	Code of By-laws of Paul E. Estridge Corp. and the First Amendment to Code of By-Laws*
2.4	Articles of Incorporation of The Estridge Group, Inc.*
2.5	Code of By-laws of The Estridge Group, Inc. and the First Amendment to the Code of By-Laws*
2.6	Articles of Incorporation of Estridge Development Company, Inc.*
2.7	Code of By-laws of Estridge Development Company, Inc. and the First Amendment to the Code of By-Laws*
2.8	Operating Agreement of BCE Associates I, LLC
2.9	Operating Agreement of BCE Associates II, LLC
2.10	Operating Agreement of BCE Associates III, LLC
2.11	Operating Agreement of BCE Associates IV, LLC
3.1	Form of Note
3.2	Form of Indenture of Trust
3.3	Form of Corporate Guarantee
3.4	Form of Reimbursement Agreement*
6.1	Lease By and Between Clay Terrace Partners, LLC, and Estridge Design Services, LLC, dated November 9, 2004*
6.2	First Amendment to Lease between Clay Terrace Partners, LLC and the Estridge Group, Inc., dated March 24, 2005*
6.3	Lease By and Between Clay Terrace Partners, LLC, and The Estridge Group, Inc., dated November 17, 2004*
6.4	Loan Agreement between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002*
6.5	Revolving Note between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002*
6.6	Modification of Loan Documents between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Centura Bank, dated June 2005*

6.7	Master Revolving Credit Disbursement and Security Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated August 23, 2001*
6.8	Modification Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated June 23, 2004*
6.9	Promissory Note Modification Agreement between The Estridge Group, Inc. and National City Bank of Indiana, dated June 28, 2006*
6.10	Loan Agreement Between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated March 20, 2002*
6.11	Eleventh Loan Modification Agreement between The Estridge Group Inc., Paul E. Estridge Corp., Paul E. Estridge, Jr., Estridge Development Company, Inc., and First Indiana Bank, N.A., dated 2006*
6.12	First Indiana Bank, N.A. Second Amended and Restated Revolver Promissory Note between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated July 2006*
6.13	Form of Lot Sales Agreement*
9.1	Form of Escrow Agreement*
10.1	Consent of Krieg DeVault LLP (contained in 11.1)
10.2	Consent and Certification of Indiana Securities, LLC
11.1	Opinion of Krieg DeVault LLP

* previously filed

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carmel, State of Indiana, on May 2, 2007.

(Issuer)
The Estridge Group, Inc.

By (Signature and Title)



Paul E. Estridge, Jr., Chief Executive Officer and Sole Director



Michael Keller, Chief Financial Officer

(Issuer)
Estridge Development Company, Inc.

By (Signature and Title)



Paul E. Estridge, Jr., Chief Executive Officer and Sole Director



Michael Keller, Chief Financial Officer

(Issuer)
Paul E. Estridge Corp.

By (Signature and Title)



Paul E. Estridge, Jr., Chief Executive Officer and Sole Director



Michael Keller, Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, DC


RECD S.E.O.
MAY - 3 2007
1080

EXHIBITS

To

AMENDMENT NO. 2

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

THE ESTRIDGE GROUP, INC.

VOLUME I

109479

Exhibit Index

Exhibit No.	Document
2.1	Form of Placement Agent Agreement
2.2	Articles of Incorporation of Paul E. Estridge Corp.*
2.3	Code of By-laws of Paul E. Estridge Corp. and the First Amendment to Code of By-Laws*
2.4	Articles of Incorporation of The Estridge Group, Inc.*
2.5	Code of By-laws of The Estridge Group, Inc. and the First Amendment to the Code of By-Laws*
2.6	Articles of Incorporation of Estridge Development Company, Inc.*
2.7	Code of By-laws of Estridge Development Company, Inc. and the First Amendment to the Code of By-Laws*
2.8	Operating Agreement of BCE Associates I, LLC
2.9	Operating Agreement of BCE Associates II, LLC
2.10	Operating Agreement of BCE Associates III, LLC
2.11	Operating Agreement of BCE Associates IV, LLC
3.1	Form of Note
3.2	Form of Indenture of Trust
3.3	Form of Corporate Guarantee
3.4	Form of Reimbursement Agreement*
6.1	Lease By and Between Clay Terrace Partners, LLC, and Estridge Design Services, LLC, dated November 9, 2004*
6.2	First Amendment to Lease between Clay Terrace Partners, LLC and the Estridge Group, Inc., dated March 24, 2005*
6.3	Lease By and Between Clay Terrace Partners, LLC, and The Estridge Group, Inc., dated November 17, 2004*
6.4	Loan Agreement between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002*
6.5	Revolving Note between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002*
6.6	Modification of Loan Documents between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Centura Bank, dated June 2005*

6.7	Master Revolving Credit Disbursement and Security Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated August 23, 2001*
6.8	Modification Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated June 23, 2004*
6.9	Promissory Note Modification Agreement between The Estridge Group, Inc. and National City Bank of Indiana, dated June 28, 2006*
6.10	Loan Agreement Between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated March 20, 2002*
6.11	Eleventh Loan Modification Agreement between The Estridge Group Inc., Paul E. Estridge Corp., Paul E. Estridge, Jr., Estridge Development Company, Inc., and First Indiana Bank, N.A., dated 2006*
6.12	First Indiana Bank, N.A. Second Amended and Restated Revolver Promissory Note between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated July 2006*
6.13	Form of Lot Sales Agreement*
9.1	Form of Escrow Agreement*
10.1	Consent of Krieg DeVault LLP (contained in 11.1)
10.2	Consent and Certification of Indiana Securities, LLC
11.1	Opinion of Krieg DeVault LLP

* previously filed

Exhibit 2.1

Form of Placement Agent Agreement

THE ESTRIDGE GROUP, INC.
$5,000,000
10.5% Subordinated Notes Due _________, 2010
11% Subordinated Notes Due _________, 2012
11.5% Subordinated Notes Due _________, 2015

PLACEMENT AGENT AGREEMENT

_________, 2007

Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Dear Sirs:

The Estridge Group, Inc., a corporation organized in Indiana (the "Company"), hereby confirms its agreement with you whereby the Company proposes to offer for sale a minimum of $2,650,000 and a maximum of $5,000,000 of subordinated notes (the "Notes") of the Company with the following interest rates and maturities:

Subordinated Notes	Interest Rate	Maturity
"Three Year Notes"	10.5%	________, 2010
"Five Year Notes"	11%	________, 2012
"Eight Year Notes"	11.5%	________, 2015

to be sold by you on a best efforts basis, as placement agent (the "Placement Agent") of the Company, as set forth in Section 1 hereof.

The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") an offering statement on Form 1-A (File Nos. 24-10168, 24-10169, 24-10170) and a related offering circular for the qualification of the Notes under Regulation A promulgated by the Commission under the Securities Act of 1933 (the "1933 Act"), and has filed such amendments thereto, if any, and such amended offering circulars as may have been required to the date hereof. The offering statement as it may be amended and the offering circular on file with the Commission as it may be amended at the time the offering statement becomes qualified are hereinafter called the "Offering Statement" and the "Offering Circular," respectively.

SECTION 1. Appointment of Placement Agent; Offering Period. On the basis of the representations, warranties and covenants herein contained, but subject to the terms and conditions herein set forth, you are hereby appointed the principal agent of the Company during the Offering Period (as hereinafter defined) for the purpose of obtaining subscribers for the Notes from public subscribers ("Subscribers") for the account and at the risk of the Company through the offering herein contemplated. The Placement Agent may establish Co-agency relationships with other registered broker-dealers for purposes of obtaining subscriptions for the Notes, subject to the reasonable approval by the Company. Subject to the performance by the Company of all of its obligations to be performed hereunder, and to the completeness and accuracy of all of the representations and warranties contained herein, you hereby accept such agency and agree to use your best efforts, in light of the aggregate offering price and the commissions and fees payable to the Placement Agent hereunder, during the Offering Period to obtain subscriptions for the Notes from suitable Subscribers.

The Offering Period shall commence on the day that the Offering Statement is qualified by the Commission and an Offering Circular is first made available to you by the Company for delivery in connection with the offering for sale of the Notes and shall continue until the earlier of the Closing Time (as hereinafter defined), and the close of business on [ ], 2007, or such later date, not later than [ ], 2007, as you and the Company shall agree upon (such termination date being hereinafter referred to as the "Offering Termination Date").

Your agency hereunder, which is coupled with an interest and, therefore, is not terminable by the Company without your permission, except as otherwise expressly so provided in this Agreement, shall continue until the Offering Termination Date. Any termination of your agency or of this Agreement shall be without obligation on your part or on the part of the Company, except that the provisions of Sections 6, 9 and 10 hereof shall survive any such termination of this Agreement.

SECTION 2. Representations and Warranties of the Company.

(a) The Company represents and warrants to the Placement Agent that:

(i) At the time the Offering Statement initially becomes qualified and at the time any post-qualification amendment thereto becomes qualified, the Offering Statement (including the Offering Circular) will comply with the requirements of the 1933 Act and the regulations promulgated thereunder (the "1933 Act Regulations") (including but not limited to Regulation A) and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and at the time the Offering Statement becomes qualified and at the Closing Time referred to in Section 3, the

Offering Circular will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Offering Statement or Offering Circular made in reliance upon and in conformity with information contained in the section of the Offering Circular captioned "Plan of Distribution" furnished to the Company by or on behalf of the Placement Agent expressly for use in the Offering Statement or Offering Circular.

(ii) Each accounting firm, if any, that certifies financial statements included in the Offering Statement is an independent public accountant as required by the 1933 Act and the 1933 Act Regulations.

(iii) The financial statements (including the notes thereto) included in the Offering Statement and the Offering Circular comply with the requirements of the 1933 Act and the 1933 Act Regulations and present fairly the financial position, the results of operations and cash flows of the respective entity or entities presented therein at the respective dates and for the respective periods indicated therein, all in conformity with generally accepted accounting principles applied on a consistent basis and present fairly the information required to be stated therein. Except as reflected in such financial statements, there exists no material liabilities of the respective entity or entities presented therein, contingent or absolute, matured or unmatured for the periods covered by the financial statements.

(iv) The financial information and data included in the Offering Statement and the Offering Circular present fairly the information shown therein and have been prepared on a basis consistent with that of the financial statements included in the Offering Statement and Offering Circular and the books and records of the respective entity or entities presented therein.

(v) The Company has been duly organized and is validly existing as a corporation under the laws of Indiana with full power and authority to conduct the business in which it is engaged as described in the Offering Circular and to enter into the Operative Documents (as hereinafter defined) to which it is a party and to perform its obligations hereunder and thereunder.

The Company is duly qualified or registered as a foreign corporation in each jurisdiction in which the ownership of its properties or the conduct of its business makes such qualification or registration necessary.

(vi) Each of the subsidiaries of the Company or other entities that are consolidated with the Company in its financial statements attached to the Offering Circular (collectively, the "Subsidiaries") has to the extent described in the Offering Circular been duly organized and is validly existing as a corporation, limited liability company or partnership under the laws of the jurisdiction in which it has been organized with full power and authority to conduct the business in which it is engaged and is duly qualified or registered as a foreign corporation, limited liability company or partnership in each jurisdiction in which the ownership of its properties or the conduct of its business makes such qualification or registration necessary.

(vii) The Company has an authorized capital as set forth in the Offering Circular, and all of the shares of capital stock in the Company have been duly and validly authorized and issued, are fully paid and nonassessable, and conform to the descriptions thereof in the Offering Circular.

(viii) There are not now outstanding and at the Closing Time there will be no options, warrants, or other agreements or preemptive, conversion, or other preferential purchase rights granted or issued by or binding upon the Company for the purchase or acquisition of any of the Notes other than as described in the Offering Circular or pursuant to this Agreement.

(ix) The Notes conform to the description thereof contained in the Offering Circular and such description conforms to the rights set forth in the instruments defining such rights. The certificates issued to evidence the Notes will be in due and proper form at the Closing Time.

(x) Each of this Agreement, the escrow agreement among the Company, the Placement Agent and MainSource Bank, Greensburg, Indiana (the "Escrow Agent") in the form attached hereto as Exhibit A (the "Escrow Agreement") and the Indenture of Trust among the Company and MainSource Bank (the "Trustee") has been duly and validly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties thereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(xi) The execution and delivery of this Agreement, the Indenture of Trust and the Escrow Agreement (collectively, the "Operative Documents"), the performance of the obligations set forth herein or therein, and the consummation of the transactions contemplated hereby or thereby or in the Offering Circular do not and will not conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under or result in a violation of, (A) any of the Operative Documents; (B) the articles of incorporation, by-laws or other charter or organizational documents of the Company or any Subsidiary; (C) any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties; or (D) any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which the Company or any Subsidiary is a party or by which they or any of them or any of their respective assets or properties are bound, which conflict, breach, default, or violation described in this clause (xi) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or the Offering Circular, or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or any Subsidiary except as described in or contemplated by the Offering Statement and Offering Circular.

(xii) No consent, approval, authorization, or order of any court or governmental agency or body is required in connection with the issuance, sale, or delivery of the Notes pursuant to this Agreement or the consummation of the transactions contemplated by the Operative Documents or the Offering Circular except such as may be required under the 1933 Act or the 1933 Act Regulations, state securities or "blue sky" laws, and as described in the Offering Circular.

(xiii) Since the respective dates as of which information is given in the Offering Statement and the Offering Circular, except as may otherwise be stated therein or contemplated thereby: (A) there has been no material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries, whether or not arising in the ordinary course of business; (B) no material casualty loss or material condemnation has occurred; (C) there have been no transactions entered into by the Company or any Subsidiary, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries; (D) there has been no dividend or distribution of any kind declared, paid, or made by the Company except as allowed under Section 4.07 of the Indenture; and (E) there has been no material change in the ownership of the equity of the Company or any Subsidiary.

(xiv) The Company and the Subsidiaries have good and marketable title to all real and personal property owned by them, free and clear of all liens, security interests, encumbrances, restrictions, equities, and claims except such as are described in the Offering Circular or such as do not materially adversely affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and improvements thereon and any personal property material to the business of the Company and the Subsidiaries held under lease by the Company and the Subsidiaries are held by them under a valid, subsisting, and enforceable lease with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries.

(xv) The Company and the Subsidiaries have all franchises, grants, authorizations, licenses, permits, consents, certificates, and orders ("licenses") necessary for each of them to conduct the business in which it is engaged, as described in the Offering Circular, except for any license the absence of which would not have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or the absence of which is described or contemplated in the Offering Circular. All such licenses are valid and in full force and effect and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license.

(xvi) The Company and the Subsidiaries own, possess, or have the legal right to use all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unprotected or unpatentable proprietary or confidential information, systems, or procedures), trademarks, service marks, trade names, and other rights ("rights") necessary for or now employed by them in the conduct of their respective businesses as now operated by them, and none of them has received any notice of and, to the best knowledge of the Company and the Subsidiaries, there is no basis for any action for, alleged infringement of or conflict with asserted rights of others with respect to any of such rights.

(xvii) No labor dispute with the employees of the Company or any Subsidiary exists or, to the best knowledge of the Company and the Subsidiaries, is imminent; neither the Company nor any Subsidiary is aware of any existing or imminent labor disturbance by the employees of the Company or any Subsidiary that might be expected to result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and its Subsidiaries.

(xviii) Neither the Company nor any Subsidiary (A) is in violation of its articles of incorporation, by-laws or other charter or organizational document, or (B) is in violation of any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties, or (C) is in default in the performance or observance of any other obligation, agreement, covenant, or condition contained in any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which it is a party or by which any of its respective properties are bound, which default described in this clause (C) has had or could reasonably be expected to have a material adverse effect upon any of the transactions contemplated by the Operative Documents or the Offering Circular or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries.

(xix) There is no action, suit, proceeding, or, to the best knowledge of the Company and the Subsidiaries, investigation before or by any court or governmental agency or body, domestic or foreign, now pending or, to the best knowledge of the Company and the Subsidiaries, threatened against or affecting the Company or any Subsidiary or any director or officer of the Company or any Subsidiary or to which any of their respective assets or properties are subject, that is required to be disclosed in the Offering Statement (other than as disclosed therein), or if determined adversely to the Company or any Subsidiary or any such director or officer would have a material adverse effect on the purchase and sale of the Notes or would result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or would have a material adverse effect on the properties or assets of any of them; no pending legal or governmental proceeding or, to the best knowledge of the Company and the Subsidiaries, investigation to which the Company or any Subsidiary or any of their directors or officers is a party or to which any of their property is subject that is not described in the Offering Statement, including ordinary routine litigation incidental to their business, is, considered in the aggregate, material to any of them or their respective properties or assets; and there are no contracts or documents that are required to be described in the Offering Statement or the Offering Circular or to be filed as exhibits to the Offering Statement by the 1933 Act or by the 1933 Act Regulations that have not been so described or filed.

(xx) The Company and each of the Subsidiaries of the Company has not, within five (5) years prior to the filing of the Offering Statement and the Offering Circular (i) been convicted of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; (ii) filed a registration statement which is subject to any pending proceeding or examination under Section 8 of the 1933 Act or has been the subject of any refusal order or stop order thereunder; (iii) been subject to any pending proceeding under Rule 258 or any similar rule adopted under Section 3(b) of the 1933 Act or to an order entered thereunder; (iv) been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminary restraining or enjoining, or been subject to any order, judgment or decree of any court of competent jurisdiction permanently restraining or enjoining such person from engaging or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; or (v) been subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 or been subject to a temporary restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005

(xxi) No director, officer or beneficial owner of ten percent (10%) or more of the Company has:

(a) been convicted within ten (10) years prior to the filing of the Offering Statement or Offering Circular of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(b) within the past five (5) years been subject to any order, judgment or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(c) been subject to an order of the Commission pursuant to Section 15(b), 15B(a) or 15B(c) of the 1934 Securities Exchange Act of 1934 (the "1934 Act") or Section 203(e) or (f) of the Investment Advisors Act of 1940;

(d) been suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities association registered under Section 15A of the 1934 Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or

(e) been subject to a United States Postal Service false representation order entered under 39 U.S.C. § 3005 within five (5) years prior to the filing of the Offering Statement or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. § 3007 with respect to conduct alleged to have violated 39 U.S.C. § 3005

(xxii) The Company has not within the twelve (12) months before the start of and during this Offering received, and will not within the six (6) months subsequent to the completion of this Offering receive, cash or other consideration for the issuance of any securities in reliance upon Regulation A other than in connection with this Offering.

(b) Any certificate signed by any officer of the Company, and delivered to you or your counsel, shall be deemed a representation and warranty by the Company to you as to the matters covered thereby.

SECTION 3. Representations and Warranties and Certain Covenants of the Placement Agent. The Placement Agent represents and warrants and covenants with the Company that:

(a) It has not and will not offer the Notes for sale, or solicit any offers to buy any Notes, on the basis of any communications or documents relating to the Company or the Notes, other than the Offering Circular, including the appendices attached thereto, or any other document approved in writing as to form and substance by the Company and its counsel.

(b) It will offer the Notes for sale, or solicit offers to buy the Notes, only in such manner and in such circumstances as will, assuming the accuracy of the representations and warranties set forth in Section 2 hereof, (A) comply with all applicable provisions of the 1933 Act and the 1934 Act, and (B) as its counsel advises be in compliance with the securities or "blue sky" laws of each jurisdiction designated by the Company in accordance with the provisions of Section 5(g) hereof, which advice of such counsel (which shall be understood not to constitute an opinion of law) may be based upon an examination of the statutes and regulations, if any, of such jurisdictions as reported in standard compilations and upon interpretive advice obtained from representatives of certain securities commissions.

(c) It has been duly organized and is validly existing as a limited liability company under the laws of the state Indiana with full power and authority to enter into the Operative Documents and to perform its obligations hereunder and thereunder.

(d) This Agreement, when confirmed and accepted by it, will be duly authorized and executed and will be a valid and binding agreement and will be enforceable in accordance with its terms.

(e) It is a broker-dealer duly registered pursuant to the provisions of the 1934 Act, a member in good standing of the NASD, and a registered broker-dealer under the applicable statutes and regulations of the State of Indiana; and it will maintain such registration in good standing throughout the Offering Period and it will comply with all statutes and other requirements applicable to it with respect to its brokerage activities within such jurisdiction.

(f) Neither the Placement Agent nor any member, director, director or officer of the Placement Agent has:

(i) been convicted within ten (10) years prior to the filing of the Offering Statement or Offering Circular of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(ii) within the past five (5) years been subject to any order, judgment or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(iii) been subject to an order of the Commission pursuant to Section 15(b), 15B(a) or 15B(c) of the 1934 Act or Section 203(e) or (f) of the Investment Advisors Act of 1940;

(iv) been suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities association registered under Section 15A of the 1934 Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(v) been subject to a United States Postal Service false representation order entered under 39 U.S.C. § 3005 within five (5) years prior to the filing of the Offering Statement or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. § 3007 with respect to conduct alleged to have violated 39 U.S.C. § 3005;

(vi) been covered by any registration statement which is the subject of any pending proceeding or examination under Section 8 of the 1933 Act or is the subject of any refusal order or stop order within five (5) years prior to the filing of the Offering Statement of Offering Circular; or

(vii) been covered by any filing which is subject to any pending proceeding under Rule 258 or any similar rule adopted under Section 3(b) of the 1933 Act, or to an order entered thereunder within five (5) years prior to the filing of the Offering Statement.

SECTION 4. Offering and Sale of Notes; Closing; Placement Agent Fee.

(a) Each Subscriber desiring to purchase Notes shall be required after the Offering Statement becomes qualified, to deliver a check in full payment for the Notes subscribed for by such Subscriber payable to the Estridge Group, Inc. Escrow Account, to the Placement Agent.

(b) Promptly after the Placement Agent has determined that a Subscriber's payment has been completed and delivered in accordance with the requirements therefor, and in any event not later than 12 o'clock noon on the first business day following receipt, such Subscriber's payment shall be deposited in the escrow account established pursuant to the Escrow Agreement (the "Escrow Account") to be held in accordance with the Escrow Agreement; provided, however, that the Company or the Placement Agent may elect not to accept all or part of a Subscriber's payment in which case the Company shall notify the Subscriber in writing of such fact, promptly after such election, and (i) if the Company has determined to reject all of a Subscriber's payment, the Placement Agent or the Escrow Agent, as the case may be, shall promptly return the Subscriber's funds for payment of the investment price, or (ii) if the Company has determined to reject part of an Subscriber's payment, the Placement Agent shall deposit such Subscriber's payment in the Escrow Account and instruct the Escrow Agent to issue a check to the Subscriber to return the portion of the Subscriber's payment attributable to the rejected portion of such investment.

(c) Interest, if any, earned on funds deposited in the Escrow Account will be distributed to Subscribers in accordance with the Escrow Agreement, as soon as practicable after the Closing or return of such Subscribers' funds, as the case may be.

(d) Subscribers may terminate their subscriptions or withdraw their funds from the Escrow Account up and until the Closing Date upon their written notification of the Placement Agent.

(e) If, on or prior to the Offering Termination Date, a minimum of $2,650,000 in Notes have been subscribed for and all other conditions specified in Sections 7 and 8 hereof have been satisfied or waived and all other conditions for disbursement of funds set forth in the Escrow Agreement have been satisfied, then, prior to [ ], 2007 and on or before the earlier to occur of (i) the fifteenth full business day after the Offering

Termination Date and (ii) any date agreed upon by the Company and you as the date for the closing of the sale of the Notes (the "Closing"), payment shall be made to the Company of the purchase price for the Notes for which you have obtained Subscribers, and the Company shall deliver, promptly after the Closing, to each such Subscriber a certificate evidencing the Notes purchased by such Subscriber. The Closing shall take place at such place and time (the "Closing Time") as shall be agreed upon between you and the Company.

(f) If, on or prior to the Offering Termination Date, a minimum of $2,650,000 in Notes have not been subscribed for, or all of the conditions specified in Sections 7 and 8 hereof have not been satisfied or waived or the conditions for disbursement of funds set forth in the Escrow Agreement have not been satisfied or waived, all funds received from subscribers shall be promptly returned to them as specified in the Escrow Agreement.

(g) The amount of Subscribers' funds in the Escrow Account attributable to the purchase price of the Notes shall be released to the Company if, and only if, all of the conditions to Closing set forth in Sections 7 and 8 hereof shall have been satisfied or waived and all other conditions for disbursement of such funds set forth in the Escrow Agreement have been satisfied. Any funds received with respect to subscriptions that are rejected in whole or in part shall be returned (to the extent any such subscription has been rejected) to the Subscriber, together with interest earned thereon, if any, as soon as practicable as provided in the Escrow Agreement and, in any event, within ten (10) business days after rejection of such subscription.

(h) Upon consummation of the offering, the Company shall pay or cause to be paid to you as compensation for your services a commission equal to (i) a structuring fee for the sale of Notes computed at the rate of $20,000 per $1,000,000 in Notes sold ($53,000 at the minimum and $100,000 at the maximum) plus (ii) 5.5% of the gross proceeds of the sale of the Notes. Such payment shall be made at the Closing Time by certified or official bank check in immediately available funds payable to your order.

SECTION 5. Certain Covenants. The Company covenants with you as follows:

(a) The Company will use its best efforts to cause the Offering Statement to become qualified as promptly as possible and will notify you immediately and confirm the notice in writing (i) of the qualification of the Offering Statement and any amendment thereto, (ii) of the receipt of any comments from the Commission after the date hereof, (iii) of any request by the Commission for any amendment to the Offering Statement or any amendment or supplement to the Offering Circular or for additional information after the date hereof, and (iv) of the issuance by the Commission of any stop order suspending the qualification of the Offering Statement or of any order preventing or suspending the use of the Offering Circular, or of the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening by the Commission or other governmental authority of any proceeding or investigation for any of such purposes. The Company will use its best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use and, if any such order shall at any time be issued, to obtain the lifting thereof at the earliest possible moment.

(b) The Company will give you notice of its intention to file any amendment to the Offering Statement or any amendment or supplement to the Offering Circular and will not file any such amendment or supplement to which you or your counsel shall object.

(c) The Company will deliver to you, as soon as available, as many signed copies of the offering statement as originally filed and of each amendment thereto (including exhibits and documents filed therewith and signed copies of all consents and certificates of experts) as you may reasonably request, and will also deliver to you as many conformed copies of the offering statement as originally filed and of each amendment thereto as you may reasonably request.

(d) The Company will deliver to you, from time to time, before the offering statement becomes qualified, as many copies of the preliminary offering circular and any amended preliminary offering circular as you may reasonably request, and as soon as the Offering Statement becomes qualified and thereafter from time to time during the period when the Offering Circular is required to be delivered under the 1933 Act, such number of copies of the Offering Circular (as amended or supplemented) as you may reasonably request for the purposes contemplated by the 1933 Act or the 1933 Act Regulations.

(e) During the period when the Offering Circular is required to be delivered under the 1933 Act, the Company will comply, at its own expense, with all requirements imposed upon it by the 1933 Act and the 1933 Act Regulations, the 1934 Act, and the rules and regulations of the Commission under the 1934 Act, as from time to time in force, so far as necessary to permit the completion of the offering of the Notes as contemplated hereby and in the Offering Circular.

(f) If any event shall occur as a result of which it is necessary, in the opinion of either counsel for the Company or your counsel, to amend or supplement the Offering Circular in order to make the Offering Circular not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time the Offering Circular is delivered to a Subscriber, not misleading or in order to otherwise comply with the 1933 Act, 1993 Act Regulations or the 1934 Act, or if, during the period when the Offering Circular is required to be delivered under the 1933 Act, it is necessary to amend the Offering Statement or to amend or supplement the Offering Circular to comply with the 1933 Act or the 1933 Act Regulations, the Company will notify you promptly thereof and will forthwith amend or supplement the Offering Circular (in form and substance satisfactory to your counsel) so that, as amended or supplemented, the Offering Circular or Offering Statement, as the case may be, will comply with the 1933 Act and the 1933 Act Regulations and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to a Subscriber, not misleading, and will use its best efforts to cause any such amendment or supplement to become qualified, and the Company will furnish to you copies of such amendment or supplement pursuant to Section 5(c) hereof. For the purposes of this subsection, the Company will furnish such information with respect to itself as you may from time to time reasonably request.

(g) The Company will endeavor in good faith, in cooperation with you, to qualify the Notes for offering and sale under the applicable securities or "blue sky" laws of Indiana and each other jurisdiction agreed upon by you and the Company, to the extent required under the laws of such jurisdiction. In each jurisdiction where the Notes shall be so qualified, the Company will make and file such statements and reports as are or may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the qualified date of the Offering Statement.

(h) Subject to the terms hereof and thereof, the Company will do and perform all things required to be done or performed by it prior to the Closing Time pursuant to the Operative Documents.

(i) The Company will use the proceeds from the sale of the Notes in the manner specified in the Offering Circular under the caption "Use of Proceeds."

(j) The Company will make generally available to the Trustee and the Placement Agent as soon as practicable, but not later than 45 days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Section 11(a) of the 1933 Act and Rule 158 under the 1933 Act Regulations) covering a period of twelve (12) months beginning not later than the first day of the Company's fiscal quarter next following the qualification date of the Offering Statement. The Placement Agent will deliver such earnings statement to the holders of the Notes upon written request by the individual holders.

(k) The Company will make generally available to the Placement Agent as soon as practicable, but not later than the 15th day after the close of the month covered thereby, internally prepared monthly financial statements in such form as are normally prepared and utilized by the management of the Company in reviewing the financial performance and condition of the Company, which form shall be in substantial compliance with generally accepted accounting standards provided that footnotes shall not be required other than as may be necessary, in the reasonable opinion of the Company officer responsible for preparation of such statements, for the understanding of the financial statements. The Placement Agent shall not deliver or make available to the holders of the Notes the monthly financial statements.

(l) The Company will file with the Commission such reports on Form 2-A as may be required pursuant to Rule 463 under the 1933 Act and the 1933 Act Regulations and will submit to you, as soon as practicable after the filing thereof, sufficient copies of such reports.

SECTION 6. Expenses. Whether or not the transactions contemplated by this Agreement are consummated or this Agreement subsequently is terminated, the Company shall pay all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, all costs and expenses in connection with (a) the issuance, sale, and delivery of the Notes pursuant to this Agreement (including all transfer and other taxes, if any, payable thereon); (b) the filing, printing, duplication, and delivery of the offering statement as originally filed and each amendment thereto (including all exhibits thereto), each preliminary Offering Circular, the Offering Circular and any amendments thereof and supplements thereto, the "blue sky" memorandum, this Agreement, and other documents supplied to the Placement Agent in connection with the offering; (c) the fees and disbursements of counsel and accountants for the Company; and (d) the filing fees and expenses incurred in connection with qualifying the Notes under the laws of certain jurisdictions as aforesaid and in connection with the review of the terms of the offering by the NASD, including the fees and disbursements of your counsel in connection therewith and in connection with any "blue sky" survey or memorandum.

Whether or not the transactions contemplated by this Agreement are consummated or this Agreement subsequently is terminated, the Company also shall reimburse the Placement Agent, on an actual, accountable, out-of-pocket basis (and exclusive of the fees and commissions provided for in Section 4) for (i) the Placement Agent's expenses, up to a maximum of $50,000; and (ii) the cost of Placement Agent's legal counsel, up to a maximum of $100,000. Notwithstanding the foregoing, nothing herein shall be construed to require the Company to pay any compensation to the Placement Agent that is prohibited by Rule 2710(f)(2)(D) of the NASD Conduct Rules.

SECTION 7. **Conditions of Placement Agent Obligations**. The obligations of the Placement Agent hereunder and the occurrence of the Closing hereunder, are subject to the accuracy, as of the date hereof and the Closing Time (as if made at the Closing Time), of the representations and warranties of the Company herein contained, to the performance by the Company of its obligations hereunder, and to the following further conditions:

(a) The Offering Statement shall initially become qualified by the Commission not later than 5:00 P.M., Indianapolis, Indiana time on May 31, 2007, or at such later time and date as may be agreed to in writing between you and the Company; and, at the Closing Time, (i) no stop order suspending the qualification of the Offering Statement shall have been issued under the 1933 Act, (ii) no proceeding relating to the accuracy or completeness of the Offering Statement or the Offering Circular or that might result in suspension of the use of the Offering Statement or Offering Circular shall have been initiated or threatened by the Commission, and (iii) all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction.

(b) At Closing Time the Placement Agent shall have received:

(i) The favorable opinion of Krieg DeVault LLP, counsel for the Company, dated as of the Closing Time, in form and substance satisfactory to the Placement Agent, to the effect that:

(A) The Company has been duly organized and is validly existing under the laws of Indiana with full power and authority to conduct the business in which it is engaged as described in the Offering Circular and to enter into the Operative Documents to which it is a party and to perform its obligations hereunder and thereunder.

(B) The Company is duly qualified or registered as a foreign corporation in each jurisdiction in which the ownership of its properties or the conduct of its business make such qualification or registration necessary.

(C) Each Subsidiary has been duly organized and is validly existing under the laws of the jurisdiction in which it has been organized with full power and authority to conduct the business in which it is engaged as described in the Offering Circular.

(D) Each Subsidiary is duly qualified or registered as a foreign corporation or entity in each jurisdiction in which the ownership of its properties or the conduct of its business make such qualification or registration necessary.

(E) There are no options, warrants, or other agreements or preemptive, conversion, or other preferential purchase rights granted or issued by or binding upon the Company for the purchase or acquisition of any of the Notes other than as described in the Offering Circular or pursuant to this Agreement.

(F) The Notes conform to the description thereof contained in the Offering Circular and Indenture of Trust and the certificates to be issued to evidence the Notes are in due and proper form.

(G) This Agreement has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties hereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(H) The Escrow Agreement has been duly and validly authorized, executed, and delivered by the

Company and, assuming due authorization, execution and delivery by the other party or parties thereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(I) The Indenture of Trust has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties thereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(J) The execution and delivery of the Operative Documents, the performance of the obligations set forth herein or therein, and the consummation of the transactions contemplated hereby or thereby or in the Offering Circular do not and will not conflict with or result in a breach of any of the terms, conditions, or provisions of, or constitute a default under or result in a violation of, (i) any of the Operative Documents; (ii) the articles of incorporation, by-laws, or other charter or organizational documents of the Company or any Subsidiary; (iii) any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties; or (iv) to the best knowledge of such counsel, any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which the Company or any Subsidiary is a party or by which they or any of them or any of their respective assets or properties are bound, which conflict, breach, default, or violation described in this clause (iv) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or in the Offering Circular, or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or any Subsidiary.

(K) No consent, approval, authorization, or order of any court or governmental agency or body is required in connection with the issuance, sale, or delivery of the Notes pursuant to this Agreement or the consummation of the transactions contemplated by the

Operative Documents or the Offering Circular except such as may be required under the 1933 Act, the 1933 Act Regulations, state securities or "blue sky" laws, and as described in the Offering Circular.

(L) To the best knowledge of such counsel, the Company and the Subsidiaries have all franchises, grants, authorizations, licenses, permits, consents, certificates, and orders ("licenses") necessary for each of them to conduct the business in which it is engaged, as described in the Offering Circular, except for any license the absence of which would not have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries and except as described in the Offering Statement and the Offering Circular. To the best knowledge of such counsel, all such licenses are valid and in full force and effect.

(M) Neither the Company nor any Subsidiary (i) is in violation of its articles of incorporation, by-laws or other charter or organizational documents, or, to the best knowledge of such counsel, (ii) is in violation of any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties, or (iii) is in default in the performance or observance of any other obligation, agreement, covenant, or condition contained in any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which it is a party or by which any of its respective properties are bound, which default described in this clause (iii) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or in the Offering Circular or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries.

(N) There is no action, suit, proceeding, or, to the best knowledge of such counsel, investigation before or by any court or governmental agency or body, domestic or foreign, now pending or, to the best knowledge of such counsel, threatened against or affecting the Company or any Subsidiary or any director or officer of the Company or any Subsidiary or to which any of their respective assets or properties are subject, that is required to be disclosed in the Offering Statement (other than as disclosed therein), or if determined adversely to the Company or any Subsidiary or any such director or officer would have a material adverse effect on the purchase and sale of the Notes or would result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or would have a material adverse effect on the properties or assets of any of them.

(O) There is no pending legal or governmental proceeding or, to the best knowledge of such counsel, investigation to which the Company or any Subsidiary or any of their directors or officers is a party or to which any of their property is subject that is not described in the Offering Statement, including ordinary routine litigation incidental to their business, that is, considered in the aggregate, material to any of them or their respective properties or assets.

(P) There are no contracts or documents that are required to be described in the Offering Statement or the Offering Circular or to be filed as exhibits to the Offering Statement by the 1933 Act or by the 1933 Act Regulations that have not been so described or filed.

(Q) Neither the Company nor any Subsidiary is an "investment company," as that term is defined in the Investment Company Act of 1940, as amended, or is subject to regulation under such Act.

(R) The Offering Statement is qualified under the 1933 Act Regulations and, to the best knowledge of such counsel, no stop order suspending the qualification of the Offering Statement has been issued under the 1933 Act or proceedings for that purpose initiated or threatened by the Commission.

(S) At the time the Offering Statement initially became qualified and at the time any post-qualification amendment thereto became qualified, the Offering Statement and the Offering Circular (except as to the financial statements and other financial and statistical information included therein, as to which no opinion need be rendered) complied as to form in all material respects with the requirements of the 1933 Act Regulations, Form 1-A under the 1933 Act Regulations and the 1933 Act.

(T) The provisions of the articles of incorporation and by-laws of the Company, as in effect on the date of the Offering Circular, are valid and enforceable under the laws of Indiana.

(U) Such counsel has reviewed the statements in the Offering Circular under the caption "Description of the Subordinated Notes" and such statements are correct and complete in all material respects and constitute a fair presentation of all information purported to be set forth therein.

In addition, such counsel shall state that such counsel has participated in the preparation of the Offering Statement and the Offering Circular and each amendment or supplement thereto and that no facts have come to such counsel's attention that lead such counsel to believe that the Offering Statement (other than the financial statements and other financial and statistical information included therein, as to which such counsel need express no belief), at the time the Offering Statement initially became qualified or at the time any post-qualified amendment thereto became qualified, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Offering Circular (other than the financial statements and other financial and statistical information included therein, as to which such counsel need express no belief), at the time the Offering Statement initially became qualified or at the time any post-qualified amendment thereto became qualified or at the Closing Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

In giving its opinion, such counsel may rely as to matters of law other than federal law and the laws of Indiana upon an opinion or opinions of other counsel satisfactory to you and addressed and delivered to you at the Closing Time, which opinion or opinions shall be in form and substance satisfactory to you or to your counsel.

The opinions expressed in paragraphs ((G), (H), (I) and (J) above as to the enforceability of the documents referred to therein may be qualified to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium, and other similar laws affecting the rights and remedies of creditors generally. Moreover, such counsel may state in its opinion that the enforceability of such documents is subject to general principles of equity (regardless of whether such enforceability is considered in proceedings in equity or at law).

(ii) The favorable opinion of your counsel, dated as of Closing Time, with respect to the Offering Statement, the Offering Circular, and such other matters as you may reasonably require. In giving their opinion, such counsel may rely (without making other investigations with respect thereto) upon the opinion delivered pursuant to Section 7(b)(i) hereof.

(c) At the time the Offering Statement initially became qualified, you shall have received from Somerset CPAs, P.C. a comfort letter regarding the financial statements of the Company contained the Offering Circular in form and substance satisfactory to you.

(d) At Closing Time you shall have received from Somerset CPAs, P.C. a letter, dated as of Closing Time, in form and substance satisfactory to you, to the effect that it reaffirms the statements made in the letter furnished by it pursuant to subsection (c) of this Section, except that the specified date referred to shall be a date not more than five business days prior to Closing Time.

(e) At Closing Time you shall have received a memorandum, addressed to you, prepared by your counsel and relating to the securities or "blue sky" laws of the jurisdictions designated by the Company in accordance with the provisions of Section 5(g) hereof, supplying information concerning the extent to which and conditions upon which offers made by the Offering Circular and sale of the Notes sold at Closing Time will be in compliance with such securities or "blue sky" laws and indicating the "blue sky" action, if any, that was taken in each of such jurisdictions so as to permit such offers and sales indicated in such survey. Such memorandum (which shall be understood not to constitute an opinion of law) may be based upon an examination of the statutes and regulations, if any, of such jurisdictions as reported in standard compilations and upon interpretive advice obtained from representatives of certain securities commissions.

(f) At the Closing Time, you shall have received a written certification from the appropriate officers of the Company as to the accuracy and completeness of the Offering Circular and the Offering Statement.

(g) At Closing Time, there shall not have been, since the respective dates as of which information is given in the Offering Statement and the Offering Circular, any material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries, or any casualty loss or material condemnation that would have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or its Subsidiaries, whether or not arising in the ordinary course of business, or that would materially adversely affect the purchase or sale of the Notes, and you shall have received a certificate of the President or Executive Vice President of the managing member of the Company, dated as of Closing Time, to the effect, to the best knowledge of such officer, that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 2 are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time, and (iv) all conditions to the obligations of the Placement Agent and the Closing under this Section 7 have been and are satisfied at and as of the Closing Time.

(h) If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required to be fulfilled, this Agreement and all of your obligations hereunder may be terminated by you by notifying the Company of such termination in writing or by telegram at any time at or prior to Closing Time and any such termination shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

SECTION 8. Conditions of the Company's Obligations. The obligations of the Company to close hereunder are subject: (i) to the accuracy of the representations and warranties of the Placement Agent contained herein, which must be true and correct as of the date hereof and at Closing Time; (ii) to the performance by the Placement Agent of its obligations hereunder; and (iii) to the obtaining of legally valid and binding subscriptions for at least $2,650,000 in Notes and receipt by the Escrow Agent of full payment of the purchase price for such Notes on or before the Offering Termination Date. If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required to be fulfilled, this Agreement and all obligations of the Company hereunder may be terminated by the Company by notifying you of such termination in writing or by telegram at any time at or prior to Closing Time, and any such termination shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

SECTION 9. Indemnification. (a) The Company agrees to indemnify and hold harmless the Placement Agent, and each person, if any, who controls the Placement Agent within the meaning of Section 15 of the 1933 Act, as follows:

(i) against any and all loss, liability, claim, damage, and expense whatsoever arising out of any untrue statement or alleged untrue statement of a material fact contained in the Offering Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any offering circular or the Offering Circular (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage, and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation or of any investigation or proceeding by any governmental agency or body, commenced or threatened, or by any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever (including, subject to Section 9(c), the fees and disbursements of counsel chosen by you) reasonably incurred in investigating, preparing, or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; provided, however, that this indemnity agreement does not apply to any loss, liability, claim, damage, or expense to the extent, but only to the extent, arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information contained in the Section of the offering circular captioned "Underwriting" furnished to the Company by or on behalf of you expressly for use in the Offering Statement (or any amendment thereto) or any preliminary Offering Circular or the Offering Circular (or any amendment or supplement thereto).

(b) The Placement Agent agrees to indemnify and hold harmless the Company and each director or officer of the Company who signed the Offering Statement, and each person, if any, who controls the Company, within the meaning of Section 15 of the 1933 Act, against any and all loss, liability, claim, damage, and expense described in the indemnity agreement contained in subsection (a) of this Section, but only with respect to and to the extent arising out of untrue statements or omissions, or alleged untrue statements or omissions, made in the Offering Statement in reliance upon and in conformity with written information contained in the section of the Offering Circular captioned "Underwriting" furnished to the Company by the Placement Agent expressly for use in the Offering Statement or any preliminary offering circular or the Offering Circular.

(c) Each indemnified party shall give prompt written notice to the indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder by an indemnified party. Failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability that it may have otherwise than on account of this Agreement. After such notice, if an indemnifying party shall acknowledge in writing to such indemnified party that such indemnifying party shall be liable under this Section 9 for all loss, liability, claim, damage, and expense of the indemnified party in connection with such action, such indemnifying party may participate at its own expense in the defense of such action. If it so elects within a reasonable time after receipt of such notice, an indemnifying party may assume the defense of such action with counsel chosen by it and approved by the indemnified parties defendant in such action, unless such indemnified parties reasonably object to such assumption on the ground that the named parties to any such action (including any impleaded parties) include both such indemnified parties and the indemnifying party and such indemnified parties reasonably believe that there may be legal defenses available to them which are different from or in addition to those available to such indemnifying party. If an indemnifying party shall have assumed the defense of such action in accordance with the preceding sentence, the indemnifying party shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action. In no event shall an indemnifying party be liable for fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all indemnified parties in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. All such fees and expenses of counsel for indemnified parties that the indemnifying party shall be responsible to reimburse shall be reimbursed as they are incurred.

SECTION 10. Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in Section 9 is for any reason held to be unenforceable by a court of competent jurisdiction, although applicable in accordance with its terms, the Company, on the one hand, and the Placement Agent, on the other hand, shall contribute to the aggregate losses, liabilities, claims, damages, and expenses of the nature contemplated by such indemnity agreement incurred by the Company and the Placement Agent (a) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Placement Agent, on the other, from the offering of the Notes or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault (as determined by a court of competent jurisdiction or a panel of arbitration) of the Company, on the one hand, and the Placement Agent, on the other, in connection with the statements or omissions that resulted in such losses, liabilities, claims, damages, and expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Placement Agent, on the other, shall be deemed to be in the same proportions as the total proceeds from the offering (before deducting expenses) received by the Company bear to the total commissions received by the Placement Agent. The relative fault of the Company, on the one hand, and the Placement Agent, on the other, shall be determined by reference to, and among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company, on the one hand, or by the Placement Agent, on the other, and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

The parties agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 10, the Placement Agent shall not be required to contribute any amount in excess of the commissions received by the Placement Agent from the sale of Notes. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls the Placement Agent within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Placement Agent and each director or officer of the Company who signed the Offering

Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Company.

SECTION 11. Survival of Representations, Warranties and Agreements. All representations, warranties, and agreements contained in this Agreement or contained in certificates of the Company submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of the Placement Agent or any controlling person of the Placement Agent, or by or on behalf of the Company, and shall survive Closing Time.

SECTION 12. Effective Date of this Agreement and Termination Thereof.

(a) This Agreement shall become effective immediately upon acceptance and delivery hereof by the Placement Agent.

(b) The Placement Agent may terminate this Agreement by notice to the Company at any time at or prior to Closing Time in accordance with the provisions of Section 7 hereof or (i) if there has been, since the respective dates as of which information is given in the Offering Statement, any material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or the Subsidiaries, whether or not arising in the ordinary course of business, as in the judgment of the Placement Agent would make it inadvisable to proceed with the offering, sale, or delivery of the Notes; or (ii) if there has occurred any outbreak of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make impractical, in your judgment, the offering, sale, or delivery of the Notes.

(c) The Company may terminate this Agreement by notice to the Placement Agent in accordance with the provisions of Section 8 hereof.

(d) Any termination of this Agreement shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

(e) Notice of termination of this Agreement pursuant to subsection (b) of this Section, shall be given by telephone, facsimile, or telegram and confirmed in writing in accordance with Section 13 hereof.

SECTION 13. Notices. Except as herein otherwise provided, all communications hereunder shall be in writing and, if sent to the Placement Agent, shall be mailed, delivered via messenger or facsimile, or telegraphed and confirmed to Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202, or if sent to the Company, shall be mailed, delivered, telecopied, or telegraphed and confirmed at 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032, Attention: Paul J. Hayes.

SECTION 14. Parties. This Agreement shall inure to the benefit of and be binding upon the Placement Agent, the Company, and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm, or corporation, other than the parties hereto and their respective successors and the controlling persons and the directors and officers referred to in Sections 9 and 10 hereof, any legal or equitable right, remedy, or claim under or in respect of this Agreement or any provision herein contained; this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and such controlling persons and officers and directors, and for the benefit of no other person, firm, or corporation.

SECTION 15. Entire Contract; Governing Law. This Agreement and the Escrow Agreement contain all of the representations and the entire contract between the parties hereto and supersede any previous agreement between the parties with respect to the matter contained herein, oral or written. This Agreement shall be governed by the laws of the State of Indiana (other than the choice of law rules thereof).

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument together with all counterparts will become a binding agreement between the Company and you in accordance with its terms.

Very truly yours,

THE ESTRIDGE GROUP, INC.

By:______________________________
Paul Estridge, Jr., President

Confirmed and accepted as of the date first above written:

INDIANA SECURITIES, LLC

By: ______________________________
Frank D. Neese, President

Exhibit 2.8

Operating Agreement of BCE Associates I, LLC

BCE ASSOCIATES I, LLC,

an Indiana limited liability company

OPERATING AGREEMENT

among

Estridge Development Company, Inc.
an Indiana corporation

as a Member and the Manager

and

Billy Creek Associates, LP,
an Indiana limited partnership

as a Member

BCE ASSOCIATES I, LLC

OPERATING AGREEMENT

This Operating Agreement ("Agreement") is made as of November 2, 2005 by and between Estridge Development Company, Inc., ("Estridge"), and Billy Creek Associates, LP, an Indiana limited partnership ("Billy Creek")(Billy Creek, collectively with its Permitted Transferees, referred to as the "Investors").

Definitions of certain terms used in this Agreement are set forth in the Glossary of Defined Terms attached to and forming a part of this Agreement.

On October 31, 2005, Estridge formed the Company to develop a planned residential community located in Hamilton County, Indiana, known as Grandin Hall (as further defined below, the "Project"), on property previously owned by Estridge. Estridge has previously contributed all of its right, title and interest in and to the Project to the Company. Substantially all of the stock of Estridge and The Estridge Group, Inc. ("Builder") is owned by Paul E. Estridge, Jr. (the "Guarantor"). As of the date of this Agreement, the Company and Builder are entering into a Residential Lot Sales Agreement (the "Lot Sales Agreement") pursuant to which Builder will purchase from the Company upon the terms and conditions set forth in the Lot Sales Agreement all of the lots developed by the Company (the "Lots") in accordance with the Proforma Financial Information attached hereto as Exhibit C (the "Proforma"). Estridge and Builder have represented and warranted to the Investors on Exhibit G hereto that each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder. Builder and Estridge acknowledge that their covenants and other obligations under this Agreement and the Lot Sales Agreement, the representations and warranties set forth on Exhibit G, and the personal guaranty of the Guarantor, are the primary inducement for the Investors' investment in the Company.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual agreements set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

Article 1
The Company

Section 1.1 Organization and Continuation. The Members hereby agree to continue the Company as a limited liability company under the Act as of the day and year first above written, for the purposes and upon the terms and conditions set forth in this Agreement.

Section 1.2 Name. The name of the Company shall continue to be BCE Associates I, LLC and all business of the Company shall continue to be conducted in such name. The Manager shall cause to be filed such certificates as may be required to ensure that the Company is in compliance with the Act, any relevant assumed or trade name laws and other applicable laws.

Section 1.3 Place of Business. The principal office of the Company shall be located at 1041 West Main Street, Carmel, Indiana, or at such other place as may be approved by the Manager.

Section 1.4 Purpose. The sole purposes of the Company shall be to acquire that certain real estate located in Hamilton County, Indiana described on Exhibit B (the "Property"), and to improve, own, and dispose of the Property in accordance with the Plans and Specifications and the Business Plan attached as Exhibit D and as otherwise provided in this Agreement (the "Project").

Section 1.5 Purposes Limited. The Company's activities shall be only for the purposes specified in Section 1.4. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business and no Member shall have any authority to hold itself out as an agent of another Member in any other business or activity.

Section 1.6 No Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

Section 1.7 Statutory Compliance.

(a) The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Manager shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. Additionally, the Company shall make all filings and pay all fees required to qualify the Company as a foreign limited liability company in each state in which the Company conducts any business and such qualification is necessary for the Members to maintain limited liability status.

(b) The Manager shall execute and file in the appropriate records any assumed or fictitious name certificate or certificates required by law to be filed in connection with the formation, qualification and continuation of the Company as a limited liability company, and shall execute and file such other documents and instruments and pay such fees as may be necessary or appropriate with respect to such formation, qualification and continuation of, and conduct of business by, the Company.

Section 1.8 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in its individual name or right except as expressly provided in this Agreement and each Member's interest in the Company shall be personal property for all purposes.

Section 1.9 Duration. The duration of the Company shall be perpetual, until dissolved pursuant to Article 9 of this Agreement.

Section 1.10 Registered Office and Registered Agent. The Company's initial registered agent for service of process and the registered office shall be that Person and location reflected in the Articles of Organization filed with the Indiana Secretary of State. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Indiana Secretary of State pursuant to the Act.

Article 2
The Members

Section 2.1 Identification. Estridge and Billy Creek shall be the initial Members of the Company. No other Person may become a Member except by way of a Transfer specifically permitted under and effected in compliance with Article 8 of this Agreement.

Section 2.2 Withdrawals. A Member may not withdraw from the Company except upon liquidation of the Company pursuant to Article 9 or by a permitted Transfer pursuant to Article 8. Except as otherwise provided herein, a Member shall not have the right to demand or withdraw all or any portion of its capital contributions or any other distribution until the time of (and on the same terms as) any such return or distribution is required to be made pursuant to Section 4.1. In no event shall a Member have a right to demand or receive property other than cash in return for capital contributions or otherwise.

Section 2.3 Conflicts.

(a) The Members and their Affiliates may conduct any business or activity whatsoever that is unrelated to the Property or the Project (including the acquisition, development, leasing, operation and sale of other real property) without any accountability to the Company or to any Member even if such business or activity competes with the business of the Company. Each Member understands that the other Members and their Affiliates may be interested, directly or indirectly, in various other such businesses and undertakings and each Member waives any rights it might otherwise have to share or participate in such other interests or activities of the other Members and their Affiliates.

(b) No Member or its Affiliates shall enter into any transaction with the Company or related to the Property or the Project unless the material facts of the transaction and the Member's (or its Affiliate's) interest is disclosed to the other Members and the transaction is authorized, approved or ratified by the Majority Investors and Estridge.

Section 2.4 Reimbursement and Fees. Unless expressly provided for in the Proforma or in this Agreement, no Member and no Affiliate of a Member shall be paid any compensation by the Company for services to the Company or be reimbursed by the Company for any expenses whatsoever including, without limitation, overhead or general administrative expenses; provided, however, that the Company will reimburse the Investors for (a) all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with (i) enforcing or defending (or determining whether or how to enforce or defend) any rights of the Investors under this

Agreement, the Lot Sales Agreement or any Related Document or (ii) any insolvency or bankruptcy of the Company, Estridge or the Builder or in connection with any work-out or restructuring of the transactions contemplated hereby and (b) one-half of all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with the structuring, negotiation and documentation of the transactions contemplated by this Agreement, the Lot Sales Agreement, any Related Document or the Project, or any subsequent amendments thereof.

Section 2.5 No Liability of Members. No Member shall be liable as such for any acts, debts or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for any acts, debts or liabilities of the Company.

Section 2.6 Duties of Members. Each Member shall have the duties (a) to act openly, honestly and reasonably with each other Member and with the Company; (b) not to misappropriate any property or assets of the Company for such Member's own benefit or for the benefit of any other Person; and (c) not to make any willful misrepresentation, or any statement that effectively constitutes a willful misrepresentation because of misleading omissions, to any other Member of the Company that could reasonably be expected to materially adversely affect the business, properties, assets, condition (financial or other) or prospects of the Company. Except as set forth in the preceding sentence, no Member, as such, shall have any duty of loyalty, duty of care or any other fiduciary duty of any character whatsoever to the Company or to any other Member. No Member as such shall be required to devote any time to the business of the Company.

Section 2.7 Indemnification of Investors. The Company shall indemnify, to the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such Person is or was an Investor or an Affiliate of any Investor. To the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, expenses incurred by any such Person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such Person to repay such expenses if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company. The rights provided to any Person by this Section shall be enforceable against the Company by such Person, who shall be presumed to have relied upon it in continuing to be a Member of the Company. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled. No amendment of this Section shall impair the rights of any Person arising at any time with respect to events occurring prior to such amendment.

Article 3
Capital of the Company

Section 3.1 Initial Capital Contributions. The Members have made or shall make contributions to the capital of the Company of cash and property in the amounts, at the agreed values and at the times set forth opposite their respective names on Exhibit A attached hereto and incorporated herein by reference. No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by it, except as specifically provided in this Agreement.

Section 3.2 Use of Proceeds. The Company shall use the capital contributions made by the Investors to immediately repay in full the Company's debt to Fifth Third Bank set forth on Schedule C to Exhibit G hereto (an shall immediately obtain a release of Fifth Third Bank's mortgage on the Property), and otherwise solely to pay other Project Expenses provided for in the Proforma.

Section 3.3 No Further Capital Contributions. Except for the cash and property required to be contributed pursuant to Section 3.1, the Members shall not be required to contribute additional capital to the Company.

Section 3.4 Member Loans. In the event that funds are needed by the Company for its operations, any Member may (but shall not be required to) loan such funds to the Company under such terms and conditions as may be agreed to between the Member and the Company, with the prior written consent of the Majority Investors.

Article 4
Distributions

Section 4.1 Distribution of Available Cash. All Available Cash shall be distributed at least quarterly on the first business day of each calendar quarter in the following order of priority:

(a) First, to the Investors in an amount, if any, equal to the Quarterly Distribution Payment;

(b) Next, to the Investors to the extent of their Undistributed Capital Contributions as of the date of such distribution;

(c) Next, to the Investors to the extent of their Undistributed Priority Return as of the date of such distribution; and

(d) Thereafter, one hundred percent (100%) to Estridge.

All distributions to the Investors hereunder shall be payable to them pro rata in proportion to the capital contributions made by them (or their predecessors) to the Company pursuant to this Agreement.

Section 4.3 In-Kind Distribution. Assets of the Company shall not be distributed in kind to the Members, without the prior written approval of the Manager and the Majority Investors.

Section 4.4 Restriction on Distributions. The Company shall not make any distribution to the Members unless (a) immediately after giving effect to the distribution, the Company shall have sufficient cash available to meet the reasonably anticipated needs of the Company; and (b) such distribution is made in compliance with the Act.

Article 5
Allocations and Tax Matters

Section 5.1 Allocation of Net Profits and Net Loss in General. Except as otherwise provided in this Article 5, Net Profits or Net Loss of the Company (and each item thereof) for each Fiscal Year or other period shall be allocated to the Members as follows:

(a) Net Profits shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Loss previously allocated to Estridge pursuant to Section 5.1(b)(iv) exceeds the aggregate Net Profits previously allocated to Estridge pursuant to this Section 5.1(a)(i);

(ii) Next, to the Investors to the extent of the amount by which the aggregate Net Loss previously allocated to them pursuant to Section 5.1(b)(iii) exceeds the aggregate Net Profits previously allocated to them pursuant to this Section 5.1(a)(ii);

(iii) Next, to the Investors to the extent of the amount by which their accrued Net Priority Return for all years of the Company's operations exceeds the aggregate Net Profits previously allocated to the Investors pursuant to this Section 5.1(a)(iii) for all years of the Company's operations; and

(iv) Thereafter, one hundred percent (100%) to Estridge.

(b) Net Loss shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Profits previously allocated to Estridge pursuant to Section 5.1(a)(iv), exceeds the aggregate Net Loss previously allocated to Estridge pursuant to this Section 5.1(b)(i);

(ii) Next, to the Investors, and to the extent of the amount by which the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(iii), exceeds the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(ii);

(iii) Next, to the Investors to the extent of the amount by which their Undistributed Capital Contributions exceed the excess of (1) the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(iii), over (2) the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(ii); and

(iv) Thereafter, one hundred percent (100%) to Estridge.

Section 5.2 Income Offset. Notwithstanding any other provision of this Agreement, no Net Loss or item of deduction or loss shall be allocated to a Member to the extent such allocation would cause or increase a deficit balance in such Member's capital account. In determining the extent to which the previous sentence is applicable in any Fiscal Year, each Member's capital account also shall be reduced by (i) allocations of loss and deduction that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member pursuant to Section 704(e)(2) of the Code, Section 706(d) of the Code and Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) distributions that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member to the extent they exceed offsetting increases to such Member's capital account that reasonably are expected to occur during (or prior to) the Company taxable years in which such distributions reasonably are expected to be made. Any deduction denied to a Member because of this Section 5.2 shall be allocated to the other Members in proportion to their respective Interests. If any Member unexpectedly receives an allocation or distribution described in clause (i) or (ii) above, which causes a deficit balance in such Member's capital account (as modified pursuant to this Section 5.2), such Member will be allocated items of income and gain (consisting of a pro rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to eliminate such deficit, as quickly as possible.

Section 5.3 Compliance with Regulations. The foregoing provisions of this Agreement relating to the allocation of Net Profit and Net Loss are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. The Members expect and intend that upon the liquidation of the Company, after giving effect to all contributions and all allocations for all periods, and to distributions of the Undistributed Capital Contributions plus all Undistributed Priority Returns, the Members' capital accounts will have positive balances in proportions that are consistent with the manner in which distributions will be made under Section 4.1. If at any time it becomes apparent that this would not be the result, then the allocations provided for in this Article 5 shall be modified in a manner consistent with Treasury Regulations Section 1.704-1(b) and 1.704-2(b) and Approved by the Members to the extent necessary to cause the Members' capital account balances to be in such proportions.

Section 5.4 Special Basis Adjustment. In connection with any Transfer of an Interest permitted by the terms of this Agreement, or any distribution of Company property to a Member, the Company (at the written request of any Member) shall elect under Section 754 of the Code, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b) (or any like statute or regulation then in effect), to adjust the basis of the Company's assets, provided that in the case of a Transfer the transferee pays all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

Section 5.5 Tax Matters Partner. The Manager is hereby designated as the "Tax Matters Partner" pursuant to the Code and, to the extent authorized or permitted under applicable law, the Tax Matters Partner shall represent the Company in connection with all examinations of Company affairs by taxing authorities, including resulting administrative and judicial proceedings.

Article 6
Accounting and Records

Section 6.1 Books and Records.

(a) The Manager shall keep at the Company's principal office separate books of account for the Company which shall show a true and accurate record (including bills and invoices) of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business. Such books and records shall be kept in accordance with generally accepted accounting principles consistently applied.

(b) Each Member shall, at its sole expense, have the right, at any time during normal business hours and without notice to the others, to examine, copy and audit the Company's books and records. As often as may be reasonably requested, the Manager shall permit any authorized representative designated by any Member, at such Member's own expense, to visit and inspect the Project and to discuss the Company's affairs, finances and accounts with the Manager and its representatives and the Accountants, all upon reasonable advance notice and at reasonable times during normal business hours.

Section 6.2 Reports.

(a) The Manager, at its own expense, shall cause a sales report to be prepared on a quarterly basis which contains traffic information and a sales analysis of the Project. The Manager shall distribute these quarterly reports to each Investor by within thirty (30) days after the end of each quarter.

(b) The Manager, at its own expense, shall cause a report to be prepared on a quarterly basis which contains relevant information regarding the Project, including summaries of significant actions and events taken by the Company, a statement of sources and uses of funds, income statement and balance sheet, a comparison of the Company's financial results from the inception of the Company to the date of the report with those in the Proforma, a schedule of projected taxable income for the Company and any other information the Majority Investors may reasonably request and which can be obtained and presented without undue effort and expense. The Manager shall distribute these quarterly reports to the Investors within thirty (30) days after the end of each quarter.

(c) Within forty five (45) days after the end of each Fiscal Year, the Manager shall furnish each Member with financial statements of the Company which shall contain a balance sheet as of the end of the Fiscal Year, statements of profit and loss, Available Cash, and a statement of changes in the capital accounts and financial position for the Fiscal Year then ended.

(d) The Manager shall promptly deliver to the Investors such additional financial and other information regarding the business and affairs of the Company and the Project as the Majority Investors may reasonably request.

Section 6.3 Proforma. Attached as Exhibit C is a "Proforma" setting forth, on a monthly basis, among other information, the anticipated costs of completing the Project in accordance with the Business Plan and anticipated Revenues from sales of Lots pursuant to the Lot Sales Agreement.

Section 6.4 IRR Analysis.

(a) The Manager and the Builder have prepared an analysis of the expected Internal Rate of Return on the capital to be contributed by the Investors (the "Original IRR Analysis"), which is included in the Proforma. The Original IRR Analysis projects that, over the life of the Project the Investors will receive at a 19.5% Internal Rate of Return on the capital to be contributed by them hereunder. Not later than thirty (30) days after the end of each calendar quarter or more frequently as required in Section 6.4(b), the Manager shall prepare and deliver, at its own expense, to the Investors a revised analysis of the projected Internal Rate of Return to the Investors, as of the last day of that calendar quarter, prepared in accordance with this Section (a "Revised IRR Analysis"). Each Revised IRR Analysis shall calculate the expected Internal Rate of Return to the Investors (the "Projected IRR") using (i) Revenues actually received from closed sales of Lots as of the effective date of the report, (ii) Revenues projected for unsold Lots to be sold in accordance with the Proforma, (iii) Project Expenses paid as of the effective date of the report, (iv) unpaid Project Expenses which will be required to complete the Project in accordance with the Proforma. Each Revised IRR Analysis shall contain at least as much detail about incurred and projected Project Expenses and sales of Lots, as the Original IRR Analysis contains.

(b) At any time that the Manager believes that a Revised IRR Analysis will show a Projected IRR of less than a 19.5%, it shall immediately notify the Investors and deliver a Revised IRR Analysis, together with a calculation of the Projected Increased Sales Prices for Lots which are scheduled to be purchased by the Builder during the remainder of the Project, and such other information reasonably necessary to understand the cause or causes for the decrease in the Projected IRR. Nothing in this paragraph shall relieve the Manager from delivering the regularly scheduled Revised IRR Analysis required above.

Section 6.5 Tax Returns. The Manager shall cause the Accountants to prepare, at the Company's expense, on a cash or accrual basis, as Approved by the Members, all income and other tax returns of the Company and, subject to the provisions of Section 7.5, cause the same to be filed in a timely manner. Within 60 days after the end of each tax year of the Company, the Manager shall deliver to each Person that is or was a Member at any time during such tax year, such tax information as shall be necessary for the preparation by such Persons of their federal income tax returns. Upon the reasonable request of any such Person, the Manager shall furnish to such Person such additional information as is reasonably available to the Manager with respect to the Company as may be necessary to file other required returns or reports with governmental agencies. The Manager shall notify the Members and Assignees of any available tax refunds, credits or exemptions promptly in writing after the Manager becomes aware thereof.

Section 6.6 Fiscal Year. The fiscal year of the Company (its "Fiscal Year") shall be the calendar year or any other period approved by the Manager. As used in this Agreement, a Fiscal Year shall include any partial Fiscal Year at the beginning or end of the term of the Company.

Section 6.7 Bank Accounts.

(a) The Manager shall have responsibility for the safekeeping and use of all funds and assets of the Company. The funds of the Company shall not be commingled with the funds of any other Person and the Manager shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company.

(b) The bank accounts of the Company shall be maintained in such banking institutions selected by the Manager, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Manager may determine.

(c) All funds of the Company shall be invested in such investments as are Approved by the Members other than for cash management in the normal course of business.

Article 7
Management and Operations

Section 7.1 Management. The day to day business and affairs of the Company including, site planning and engineering, and completion of infrastructure, hardscape and landscape on or ahead of schedule and at or below costs in the Proforma, shall be managed by its Manager. The Manager shall direct, manage, and control the day to day business of the Company to the best of its ability. Except for situations in which the approval of the Investors or the Members is required by this Agreement or by nonwaivable provisions of applicable law, the Manager shall have the authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business and to otherwise implement the Proforma, including, but not limited to:

(a) To do and perform all acts as may be necessary or appropriate to the conduct of the Company's business;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies and any other instruments or documents necessary to the business of the Company; and

(d) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Manager may approve; provided, that any such agreements (whether or not written) between the Manager and any of its Affiliates shall be subject to the prior written approval of the Majority Investors.

Section 7.2 Standard of Care. The Manager shall use its best efforts to cause the Company to timely complete the Project in accordance with the Business Plan, the Plans and Specifications and the Proforma. The Manager shall discharge its duties as Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

Section 7.3 Insurance.

(a) Coverage. The Manager shall procure and maintain, or cause to be procured and maintained, at its expense, insurance in amounts that are customary and reasonable for the Company's business and in any event in amounts sufficient to enable the Company to comply with applicable laws, regulations and requirements, provided that the Company shall be responsible for the costs of liability insurance to the extent set forth in the Proforma.

(b) Policy Standards. All policies of insurance shall be issued by an insurer, shall be in form and for amounts (including deductible and/or indemnity provisions) approved by the Majority Investors, and shall name the Members and the Manager as additional insureds.

(c) Administration. The Manager shall act on behalf of all named insureds under each such insurance policy with respect to all matters pertaining to the insurance afforded by each such policy, including the giving and receipt of notice of cancellation, the payment of premiums and the receipt of return premiums, if any, and of such dividends as may be declared by any of the insurance companies issuing any of such policies.

Section 7.4 Personnel. The Manager is authorized to exercise its powers and discharge its duties hereunder through its officers and/or employees and representatives. Neither the Manager nor any Affiliate of the Manager shall be required to devote its full time to the business of the Company, but shall only be obligated to devote such time and attention to the conduct of the business of the Company as shall be reasonably required for the conduct of such business.

Section 7.5 Major Decisions.

(a) Unless specifically set forth in the Proforma, the Manager shall have no authority to do any of the following acts on behalf of the Company without the prior written approval of the Majority Investors:

(i) acquire, by purchase, lease, or otherwise, any direct or indirect interest in any property in addition to the Property, or make any capital improvements;

(ii) sell or convey the Project or any portion thereof or any interest therein;

(iii) confess a judgment against the Company, submit a Company claim to litigation or arbitration, or settle any litigation or arbitration;

(iv) enter into any lease or other occupancy arrangement;

(v) admit a new Member to the Company or issue any profits interest in the Company to any Person;

(vi) do any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company;

(vii) enter into, modify, terminate, or waive any breach of or default under or give any consent under any agreement with the Manager or any Affiliate of the Manager, including the Lot Sales Agreement;

(viii) acquire an interest in or transfer property to another Person, except pursuant to the Lot Sales Agreement;

(ix) give any consent or approval under any contract or agreement if the subject of such consent or approval would require approval of the Investors under this Section were it to be undertaken directly by the Company;

(x) effect any reorganization of the Company into any other legal form, or any merger or consolidation of the Company with or into any other Person;

(xi) incur any debt for borrowed money other than as provided in the Proforma; or

(xii) petition or apply to any tribunal for the appointment of a trustee or receiver or for the liquidation of any of its assets or commence any proceeding on behalf of the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debts law of any jurisdiction or consent to the filing of any such proceedings by any other person.

Section 7.6 Fees. The Company shall pay to the Manager a fee equal to three thousand ($3,000) at the time of closing of each Lot from the proceeds received by the Company from the Builder under the Lot Sales Agreement. This fee shall be used by the Manager solely to pay Administrative Expenses; provided, however, that if the Projected IRR for any Revised IRR Analysis is less than 19.5%, the Manager shall not be paid any fee unless the Projected IRR calculated for the next quarter has been increased to 19.5% in accordance with Section 10.3.

Section 7.6. No Resignation by Estridge. Estridge may not resign as Manager without the prior written consent of the Majority Investors in their sole discretion.

Article 8
Transfer of Interests

Section 8.1 Restrictions on Transfer. Except as expressly provided for in this Agreement, no Member may Transfer all or any portion of its Interest or withdraw from the Company. Any such attempted Transfer, withdrawal or retirement not permitted hereunder shall be null and void.

Section 8.2 Permitted Transfers. Subject to Section 8.4 below, the following Transfers of Interests are permitted by this Agreement:

(a) a Transfer made by an Investor to its Affiliates;

(b) a Transfer made by an Investor who is a natural person, (i) upon the death or disability of the Investor his personal representatives, guardians, executors, administrators, testamentary trustees, legatees or beneficiaries (the "Estate"); (ii) to a trust, partnership, limited liability company or other estate planning vehicle the beneficiaries, partners or members of which are only the Investor and his spouse, siblings, stepchildren or direct lineal ancestors or descendants (a "Trust"); (iii) made as a gift to the Investor's spouse, lineal descendants or stepchildren (the "Family"); or (iv) by the Estate, a Trust or the Family (the "Family Group") to any other member of that Family Group; or

(c) a Transfer made with the prior written consent of the Manager and the Majority Investors in their discretion.

Section 8.3 Assignee Not A Member in Absence of Approval. Notwithstanding Section 8.2 or anything in this Agreement to the contrary, any transferee of an Interest shall be an assignee and have no right to participate in the management of the business and affairs of the Company, to exercise any voting power with respect to the transferred Interest, or to become a Member, unless the Manager and the Majority Investors approve the admission of the transferee as a Member; provided, however, that no approval for such admission shall be required if the transferee is an existing Member, or an Affiliate or the member of the Family Group of an existing Member, at the time of such Transfer (unless such Transfer is to a Family Group member in connection with a divorce proceeding).

Section 8.4 General Transfer and Compliance Provisions.

(a) All permitted Transfers shall be by instrument in form and substance reasonably satisfactory to counsel for the Manager, shall contain an expression by the assignee of its intention to accept the assignment and to accept and adopt all of the terms and provisions of this Agreement, as the same may have been amended, and shall provide for the payment by the assignor of all reasonable expenses incurred by the Company in connection with such assignment, including the amendments to this Agreement necessary to reflect such Transfer.

(b) Notwithstanding anything to the contrary herein, in no event shall any Member Transfer an Interest or permit any Transfers by its direct and indirect owners if, as a result, the Company would terminate under Section 708 of the Code if such termination would cause any Member or the Company to recognize a material amount of income or gain or incur a material amount of expense.

Section 8.5 Tax Allocations and Cash Distributions. If any Interest is Transferred during any Fiscal Year, Net Profits and Net Loss, or each item thereof, and all other items attributable to such Interest for such Fiscal Year shall be allocated to the transferee in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Manager. All distributions paid on or before the date of a Transfer shall be paid to the transferor, and all distributions paid thereafter shall be made to the transferee. Any reference in this Agreement to a capital contribution of, or distribution to, a Person shall include all capital contributions or distributions previously made by or to any predecessor of such Person on account of its Interest so transferred. If a Transfer does not comply with the provisions of this Article 8, then all of such items shall be allocated to the Person who attempted to make the Transfer.

Article 9
Termination of the Company

Section 9.1 Events of Dissolution. The Company shall dissolve upon the first to occur of the following events:

(a) at the election of the Majority Investors at any time after the Majority Investors notify Estridge that an Event of Default has occurred, whether or not the Majority Investors have exercised their right to remove Estridge;

(b) the sale or other disposition of all or substantially all of the assets of the Company with the prior written approval of the Majority Investors, unless such sale or other disposition involves any deferred payment of the consideration for such sale or disposition, in which case the Company shall not dissolve until the last day of the calendar year during which the Company shall receive the balance of such deferred payment;

(c) the mutual written determination of the Manager and the Majority Investors to dissolve the Company;

(d) at any time that there ceases to be at least one Member; or

(e) the issuance of a decree of dissolution by a court of competent jurisdiction.

Section 9.2 Effect of Dissolution. Upon dissolution of the Company pursuant to Section 9.1, the Company shall continue solely for the purposes of liquidating all of the assets owned by the Company (until all such assets have been sold or liquidated) and collecting the proceeds from such sales and all receivables of the Company or until the same have been written off as uncollectible. Upon such dissolution, the Company shall engage in no business thereafter other than that necessary to cause the Project to be operated on an interim basis and for the Company to collect its receivables, liquidate its assets and pay or discharge its liabilities.

Section 9.3 Sale of Assets by Liquidating Trustee.

(a) Upon dissolution of the Company, the Manager shall, as "Liquidating Trustee", proceed diligently to wind up the affairs of the Company and distribute its assets, unless the dissolution occurred because of an event described in Section 9.1(a) in which case the Majority Investors may, in their discretion, designate another Person to be Liquidating Trustee. Another Person may be selected by the Majority Investors to succeed the original Liquidating Trustee, or to succeed any subsequently selected successor, whenever the Person originally selected or any such subsequently selected successor, as the case may be, fails for any reason to carry out such purpose. The Liquidating Trustee may be an individual or Entity.

(b) The Liquidating Trustee shall promptly after dissolution offer all of the assets of the Company, other than cash, (either as an entirety or on an asset-by-asset basis) promptly for sale, upon such terms as the Liquidating Trustee shall determine.

(c) The fact that a Person is a Member or its Affiliates shall not preclude the Person from bidding for any or all of the assets being offered for sale.

(d) The decision to accept or reject an offer to purchase assets of the Company (a "Purchase Offer") shall be made solely by the Liquidating Trustee, provided, however, that if the dissolution occurred because of an event described in Section 9.1(a) the Liquidating Trustee shall not accept a Purchase Offer without the approval of the Majority Investors.

(e) In winding up the affairs of the Company, the Liquidating Trustee shall pay the liabilities of the Company in such order of priority as provided by law. Distributions to the Members shall be made in accordance with their positive capital account balances, taking into account all capital account adjustments for the Company's taxable year in which the liquidation occurs. Notwithstanding the foregoing, distributions made pursuant to this Article 9 are intended to be in strict compliance with the priority of distributions required by Section 4.1 hereof and if distributions pursuant to this Article 9 do not comply with the requirements Section 4.1, the capital account balances of the Members will be adjusted by reallocating allocations of gross income and deductions to the full extent permitted under Section 704 of the Code until such capital account balances are in such amounts to cause the final distribution pursuant to this Article 9 to conform to the requirements of Section 4.1.

(f) Liquidation proceeds shall be paid within 60 days of the end of the Company's taxable year or, if later, within 90 days after the "date of liquidation" (as such term is defined in the Treasury Regulations). Such distributions shall be in cash unless the Majority Investors agree otherwise.

(g) The Builder's obligations under Section 10.3 shall terminate upon the Majority Investors' election to dissolve the Company under Section 9.1(a), as provided in the Lot Sales Agreement.

Article 10
Removal of Estridge

Section 10.1 Removal of Estridge. Notwithstanding anything contained in this Agreement to the contrary:

(a) The Majority Investors shall have the right to remove Estridge pursuant to this Section at any time after the occurrence of any of the following events (each an "Event of Default"):

(i) the Majority Investors have issued an Unmatured Event of Default Notice to Estridge and Builder has failed to pay the entire Projected Increased Sales Prices when due in accordance with Section 10.3;

(ii) Estridge, the Builder or the Guarantor has failed to cure an Unmatured Event of Default (whether or not it is capable of being cured) within thirty (30) days after the Majority Investors have notified Estridge that the default must be cured (the "Cure Period");

(iii) Estridge, the Builder or the Guarantor (i) is generally not paying, and admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit

of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(iv) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by Estridge, the Builder or the Guarantor, as applicable, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering its dissolution, winding up or liquidation, or any such petition shall be filed against Estridge, the Builder or the Guarantor and such petition shall not be dismissed within thirty (30) days.

(b) The Majority Investors may exercise their right to remove Estridge at any time after the occurrence of any Event of Default, by giving Estridge notice of the exercise of this right, which notice will set forth the basis for removal and the effective date, which may be immediately upon delivery of the notice (the "Removal Notice").

(c) Unless the Removal Notice specifies otherwise, upon delivery of the Removal Notice Estridge shall cease to be the Manager and a Member of the Company and shall have no further right to participate in the Company's business, Net Profits, Net Loss or distributions. Upon removal of Estridge, Estridge's entire Interest in the Company and its rights under this Agreement shall automatically and immediately cease without the payment of any consideration therefore. Such removal shall not relieve Estridge, the Builder, the Guarantor or any of their Affiliates from any liability that any of them may have for breach of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any other Related Document. Upon such removal, Estridge shall immediately turn over to the Majority Investors or their designee possession of all of the Company's books, records, properties and assets.

Section 10.2 Unmatured Events of Default. The occurrence of any of the following shall constitute an "Unmatured Event of Default":

(a) Estridge, the Builder, the Guarantor or any of their respective Affiliates has breached or otherwise failed to comply with any provision of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any of the other Related Documents; or

(b) the Guarantor dies, ceases to own a controlling interest in Estridge or the Builder, or ceases to be the chief executive officer of Estridge and the Builder active in the full time management of their business.

Estridge shall notify the Investors immediately upon learning that any Unmatured Event of Default has occurred. At any time after learning that an Unmatured Event of Default has occurred, the Majority Investors may notify Estridge that they intend to remove Estridge if the Unmatured Event of Default is not cured (whether or not it is capable of being cured) within the Cure Period (an "Unmatured Event of Default Notice").

Section 10.3 Obligation to Cure Projected IRR Deficiency. If any Revised IRR Analysis shows a Projected IRR of less than 19.5%, then Builder shall acquire Lots during the remainder of the Project for purchase prices which will cause that Revised IRR Analysis to yield a 19.5% Projected IRR (the purchase prices as increased are referred to in this Agreement as the "Projected Increased Sales Prices").

Section 10.4 No Waiver. Failure of any Member to insist upon compliance with any provision of this Agreement shall not constitute a waiver of the rights of such Member to subsequently insist upon compliance with that provision or any other provision of this Agreement.

Article 11
Miscellaneous

Section 11.1 Notices. All notices required or permitted by this Agreement shall be in writing and may be delivered in person to any party or may be sent by registered or certified mail, with postage prepaid, return receipt requested and with a copy by telefacsimile, or may be transmitted by telegraph, commercial overnight carrier service, personal delivery, telefacsimile or other commercially reasonable means and addressed:

in the case of Estridge, to:

The Estridge Development Company, Inc.
1041 West Main Street
Carmel, Indiana 46032
Attention: Michael J. Keller
Fax number: 317/582-2452

with a copy to:

Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204
Attention: Michael J. Messaglia, Esq.
Fax number: 317/636-1507

and in the case any Investor, to such Investor:

c/o Brian J. Brunner
CenterPoint Consulting LLC
P.O. Box 280
56 North Main Street
Zionsville, IN 46077
Fax number: 317/733-3555

with copies to:

Baker & Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Fax number: 317/569-4613

or to such other address as shall, from time to time be supplied in writing by any party to the others. Notice sent by registered or certified mail, postpaid, with return receipt requested, addressed as above provided, shall be deemed given on the day of actual receipt or four (4) business days after deposit in the United States mail, whichever is earlier. If notice is telegraphed or faxed the same shall be deemed given the first business day after the transmission thereof. If notice is sent by commercial overnight carrier, the same shall be deemed given the first business day after such notice is receipted by such carrier for next day delivery. Any notice or other document sent or delivered in any other manner shall be deemed given only if and when received.

Section 11.2 Successors and Assigns. Subject to the restrictions on Transfer set forth herein, this Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

Section 11.3 No Oral Modifications; Amendments. No oral amendment of this Agreement shall be binding on the Members. This Agreement may be amended only by a written instrument executed by Estridge and the Majority Investors.

Section 11.4 Captions. Any article, section or paragraph title or caption contained in this Agreement and the table of contents are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 11.5 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or Entity may in the context require. Any reference to the Code, Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned. The term "include" and derivatives thereof shall be construed in an illustrative and not a limitative sense.

Section 11.6 Invalidity. If any provision of this Agreement shall be held invalid, it shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

Section 11.7 Counterparts. This Agreement may be executed in the original or by telecopy in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the Members, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 11.8 Further Assurances. The parties hereto agree that they will cooperate with each other in good faith and will execute and deliver, or cause to be delivered, all such other instruments, and will take all such other actions, as either party hereto may reasonably request from time to time in order to effectuate the provisions and purposes hereof.

Section 11.9 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Members with respect to the matters covered hereby. This Agreement supersedes all prior written and oral statements and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever.

Section 11.10 Enforcement Rights. Each party to this Agreement acknowledges and agrees that the agreements set forth herein are fundamental to the other parties' willingness to enter into and be bound by this Agreement. Accordingly, each party hereby agrees that each other party, jointly and/or severally, may institute and maintain any action, suit or proceeding, at law or in equity (including, without limitation, specific performance or temporary and permanent injunctive relief (without any requirement to post any bond or other security)), against any party to enforce, or otherwise act in respect of, the agreements of such party set forth in this Agreement. Such relief shall not be exclusive, but shall be cumulative and shall be in addition to damages and any other rights or remedies otherwise available at law or in equity.

Section 11.11 Attorneys' Fees. If any proceeding is brought by one Member against another to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Member shall be entitled in such proceeding to recover reasonable attorneys' fees together with the costs of such proceeding therein incurred from the nonprevailing Member. Except as provided in Section 2.4 hereof, each Member shall pay its own attorneys' fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 11.12 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

Section 11.13 No Third Party Beneficiary. This Agreement and any other agreement among the Members to pay any amount and any assumption of liability herein or therein contained, express or implied, shall be only for the benefit of the Members and their respective heirs, successors and assigns, and neither this Agreement nor such other agreement or assumption shall inure to the benefit of the obligees of any indebtedness or any other party whomsoever, it being the intention of the Members that no one shall be deemed to be a third party beneficiary of this Agreement or such other agreement.

Section 11.14 Exhibits and Glossary. Each of the Exhibits and the Glossary attached hereto are hereby incorporated herein and made a part hereof for all purposes, and references thereto in this Agreement shall be deemed to include this reference and incorporation.

Section 11.15 Estoppels. Each Member shall, upon not less than fifteen (15) days' written notice from another Member specifying the purpose for and the addressee of such statement, execute and deliver to that other Member a statement stating whether or not there are, to such Member's knowledge without independent investigation, any uncured defaults under this Agreement on the part of any other Member and its Affiliates and specifying such defaults if any are claimed. Any such statement may be relied upon by third parties, but shall not otherwise release the Member for whose benefit such statement is delivered from the consequences of any uncured defaults hereunder whether or not disclosed in such statement.

Section 11.16 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words "herein," "hereof," "hereunder," "hereby," "this Agreement" and other similar references shall be construed to mean and include this Agreement and all amendments thereof and supplements thereto unless the context shall clearly indicate or require otherwise.

Section 11.17 Consents and Approvals. Whenever the consent or approval of a Member is required by this Agreement, such Member shall have the right to give or withhold such consent or approval in its sole discretion, unless otherwise specified.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.



By:____________________________
Paul E. Estridge, Jr. its president

Billy Creek Associates, LP



By: ________________ its general partner
Otto N. Frenzel III



By: ________________ its general partner
Eleanor F. Bookwalter

For purpose of joining in making the representations attached as Exhibit G and agreeing to be bound to the terms of this Agreement the undersigned have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.



By:____________________________
Paul E. Estridge, Jr. its President

The Estridge Group, Inc.



By:____________________________
Paul E. Estridge, Jr. its President

GLOSSARY OF DEFINED TERMS

BCE Associates I, LLC
Operating Agreement

The following terms, as used in this Agreement, shall have the meanings set forth in this Glossary or in the sections of this Agreement referred to after each term.

Accountants: Somerset CPAs, P.C. or such other firm of nationally-recognized independent certified public accountants as may be Approved by the Members.

Act: The Indiana Business Flexibility Act as from time to time in force.

Administrative Expenses: Expenses described on Exhibit F.

Affiliate: A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, manager, managing member, partner, trustee, employee, stockholder (fifteen percent (15%) or more) or direct or indirect owner of any Person referred to in the preceding clause or their respective family members, which includes children of a spouse and of a former spouse. For purposes of this definition, the term "control" means the ownership of beneficial interests in an Entity which in the aggregate give the owner thereof the right to cast fifteen percent (15%) or more of the votes with respect to any question that may be decided by owners of interests in such Entity. However, in no event shall any Investor or its Affiliates be deemed an Affiliate of the Company, Estridge or their Affiliates and in no event shall Estridge or its Affiliates be deemed an Affiliate of any Investor or its Affiliates.

Agreement: As defined in the Preamble.

Approved by (or Approval of) the Members: That the action in question has been approved in writing by Estridge and the Majority Investors.

Available Cash: As to any particular Fiscal Year or portion thereof, Revenues plus any proceeds from debt used to fund the payment of the Quarterly Distribution Payment less the sum of the following:

(a) Project Expenses paid during such period; plus

(b) a provision for reasonable working capital reserves and a reserve for projected Project Expenses, in each case in the amount set forth in the Proforma.

Code: The Internal Revenue Code of 1986, as amended from time to time and all published rules, rulings and regulations thereunder at the time of reference thereto.

Company: The limited liability company governed by the Agreement as said limited liability company may from time to time be constituted and amended.

Entity: Any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

Events of Default: Section 10.1(a).

Fiscal Year: Section 6.6.

Improvements: As defined in Exhibit C.

Interest: The entire interest (which may be segmented into and/or expressed as a percentage of various rights and/or liabilities, as applicable) of a Member in the Company at any particular time, including the right of a Member to any and all benefits to which a Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

Internal Rate of Return or IRR: The annual discount rate that results in a net present value equal to zero when the discount rate is applied to all capital contributions made by, and all distributions received by, a Person (with all cash flows recorded on the actual day that such funds were disbursed), all calculated in accordance with accepted financial practice.

Liquidating Trustee: Section 9.3.

Lot Sales Agreement: That certain agreement between the Company, as seller, and the Builder, as buyer, pursuant to which the Builder has the exclusive right and obligation to purchase the Lots at the prices set forth therein and herein for the sole purpose of constructing single family residences and selling them to the public.

Majority Investors: Those Investors that have made a majority of the capital contributions made by the Investors.

Manager: Estridge, provided that, if Estridge is removed in accordance with Section 10.1, the Majority Investors shall have the right, in their sole discretion, to appoint any other Person to become a successor Manager hereunder.

Member: Estridge, Billy Creek and such successors, assigns or additional members as may be admitted as members of the Company, from time to time, pursuant to the terms of this Agreement.

Net Priority Return: The amount by which an Investor's Priority Return exceeds the Investor's capital contributions to the Company.

Net Profits and Net Loss: "Net Profit" and "Net Loss" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Code Section 704(b) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or loss; and

(c) any amount that is allocated pursuant to Section 5.2 shall be excluded from the determination of Net Profit and Net Loss.

Person: Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

Permitted Transferee. A transferee in a Transfer of an Interest permitted by Section 8.2 hereof.

Plans and Specifications: All architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for or in connection with the Project (or any portion thereof).

Priority Return: The amount of cash distributions which, if received by the applicable Investor on the date of determination, would result in an Internal Rate of Return to the Investor of 19.5% (computed in accordance with the definition of "Internal Rate of Return" herein and taking into consideration the timing and amounts of all capital contributions and distributions in respect of such Investor's Interest in the Company).

Proforma: The Proforma attached as Exhibit C with such revisions as are approved in accordance with Section 6.4.

Project Expenses: All expenditures, expenses and charges relating to the acquisition, improvement or development of the Property, or any portion thereof, and the operations of the Company, including the fee payable pursuant to Section 7.6.

Projected Increased Sales Prices: Section 10.3.

Projected IRR: Section 6.4(a).

Purchase Offer: Section 9.3(d).

Quarterly Distribution Payment: With respect to each Investor, an amount equal to the product of (x) 3% per quarter (i.e., a rate of 12% per annum) multiplied by (y) the amount of the Investor's Undistributed Capital Contributions (calculated prior to giving effect to any distribution pursuant to Section 4.1(b) for such quarter).

Revenues: As to any particular Fiscal Year or portion thereof, the total cash receipts of the Company from sales of Lots or otherwise.

Revised IRR Analysis: The reports required under Section 6.4.

Tax Matters Partner: Section 5.5.

Transfer: Any sale, transfer, assignment, pledge, hypothecation, gift, conveyance, security interest or other encumbrance, or any contract therefor, any voting trust or other agreement with respect to the transfer of voting rights or any other beneficial interest in, or any other transfer or disposition (including, without limitation, any disposition that would constitute a "sale" within the meaning of the Securities Act of 1933, as amended) whatsoever affecting the right, title, interest or possession in or to any Interest, whether direct or indirect, voluntary, involuntary, by operation of law or otherwise.

Treasury Regulations: Regulations promulgated pursuant to the Code by the United States Treasury Department, as amended from time to time.

Undistributed Capital Contributions: With respect to each Investor, an amount equal to the excess of (a) the aggregate capital contributions to the Company made by such Investor (or its predecessors), minus (b) the sum of all previous distributions received by such Investor (or its predecessors) pursuant to Section 4.1(b).

Undistributed Priority Return: With respect to each Investor, the remaining amount the Investor would need to receive on the date of determination in order to achieve the Priority Return on the date of determination, taking into account the sum of all distributions received by such Investor (or its predecessor) pursuant to Section 4.1 for all periods up to the date the determination is being made.

Unmatured Event of Default: Section 10.2.

Unmatured Event of Default Notice: Section 10.2.

Exhibit List

EXHIBIT A	Capital Contributions
EXHIBIT B	Legal Description of Property
EXHIBIT C	Proforma
EXHIBIT D	Business Plan for the Project
EXHIBIT E	List of Contracts and other Personal Property Assigned to the Company by Estridge
EXHIBIT F	Administrative Expenses (to be paid by Estridge out of its Fee)
EXHIBIT G	Estridge and the Builder Representations and Warranties

EXHIBIT A

Capital Contributions

Member	Capital Contribution
Billy Creek Associates, LP	$4,000,000
Estridge Development Company, Inc.	Estridge has contributed to the Company the Property and its entire right, title and interest in the Project, including those assets described on Exhibit E. In addition, Estridge will contribute to the Company from time to time 100% of the cash equity required to complete the Project in excess of the capital contributions of the other Members set forth above.

EXHIBIT B

Legal Description of Property

See attached four (4) pages.

Hamilton Title Security, LLC

COMMITMENT FOR TITLE INSURANCE

Commitment No.: 2042846

Legal Description:

Tract 1:

Part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northwest Corner of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana; thence South 00 degrees 11 minutes 29 seconds West (assumed bearing) 320.00 feet along the West line of said Northeast Quarter to the Point of Beginning of the following described real estate, said point being marked with a 5/8 inch diameter rebar with a yellow cap stamped :WEIHE ENGR LS 0012"-("capped rebar"); thence continue South 00 degrees 11 minutes 29 seconds West 1000.83 feet along said West line to a "capped rebar", said point being on the North line of Woodfield Subdivision-Section Four; thence South 89 degrees 33 minutes 24 seconds East 130.57 feet along the North line of said Woodfield Subdivision and the same being the South line of said quarter quarter section to a "capped rebar"; thence North 00 degrees 11 minutes 29 seconds East 1000.89 feet parallel with said West line to a "capped rebar"; thence North 89 degrees 35 minutes 01 seconds West 130.57 feet parallel with the North line of said Northeast Quarter to the Point of Beginning. Containing 3.000 acres, more or less.

Tract 2:

Part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northwest Corner of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana; thence South 89 degrees 35 minutes 01 seconds East (Assumed Bearing) 272.25 feet along the North line of said quarter section to the Point of Beginning of the following described real estate; thence South 00 degrees 11 minutes 29 seconds Wes 320.00 feet parallel with the West line of said Northeast Quarter to a 5/8 inch diameter rebar with a yellow cap marked (WEIHE ENGR LS 0012"-("capped rebar"); thence North 89 degrees 35 minutes 01 seconds West 141.68 feet parallel with the North line of said quarter section to a "capped rebar"; thence South 00 degrees 11 minutes 29 seconds West 1000.89 feet parallel with the West line of said

Hamilton Title Security, LLC

COMMITMENT FOR TITLE INSURANCE

Commitment No.: 2042846

quarter section to a "capped rebar" on the north line of Woodfield Subdivision-Section Four; thence South 89 degrees 33 minutes 24 seconds East 1211.01 feet along the North lines of Woodfield Subdivision-Section Four and Five the same being the South line of said quarter quarter to the center of the Northeast Quarter of said Section 21, said point being marked with a "capped rebar"; thence North 00 degrees 11 minutes 25 seconds East 1321.46 feet along the East line of the West Half of said quarter quarter to the Northeast corner of the Northwest Quarter of the Northeast Quarter of said Section; thence North 89 degrees 35 minutes 01 seconds West 1069.30 feet along the North line of said quarter quarter to the Point of Beginning. Containing 35.688 acres, more or less.

EXCEPT: A part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East, Hamilton County, Indiana, and being that part of the grantor's land lying within the right of way lines depicted on the attached Right of Way Parcel Plat, marked Exhibit "A", described as follows: Beginning at a point on the north line of said section South 89 degrees 43 minutes 03 seconds East 82.982 meters (272.25 feet) from the northwest corner of said quarter section, which point of beginning is the northwest corner of the grantor's land; thence South 89 degrees 43 minutes 03 seconds East 325.942 meters (1,069.36 feet (1,069.30 feet by instrument 9609648253)) along the north line of said section to the northeast corner of said quarter-quarter section; thence South 0 degrees 04 minutes 25 seconds East 14.500 meters (47.57 feet) along the east line of said quarter-quarter section to point "254" designated on said plat; thence South 87 degrees 00 minutes 55 seconds West 61.420 meters (201.52 feet) to point "253" designated on said plat; thence North 84 degrees 00 minutes 25 seconds West 20.100 meters (65.94 feet) to point "252" designated on said plat; thence parallel with the north line of said section North 89 degrees 43 minutes 03 seconds West 244.575 meters (802.41 feet) to point "251" designated on said plat on the west line of the grantor's land; thence North 0 degrees 12 minutes 32 seconds West 16.001 meters (52.50 feet) along said west line to the point of beginning and containing 0.5250 hectares (1.297 acres), more or less.

Tract 3:

Part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana, being more particularly described as follows:

Beginning at the Northwest Corner of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana;

Hamilton Title Security, LLC

COMMITMENT FOR TITLE INSURANCE

Commitment No.: 2042846

thence South 89 degrees 35 minutes 01 seconds East (Assumed Bearing) 272.25 feet along the North line of said quarter; thence South 00 degrees 11 minutes 29 seconds West 320.00 feet parallel with the West line of said Northeast Quarter to a 5/8 inch diameter rebar with a yellow cap marked "WEIHE ENGR LS 0012"-(capped rebar"); thence North 89 degrees 35 minutes 01 seconds West 272.25 feet parallel with the North line of said quarter section to a "capped rebar" on the West line of said Northeast Quarter; thence North 00 degrees 11 minutes 29 seconds East 320.00 feet to the Beginning. Containing 2.000 acres, more or less.

EXCEPT: A part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East, Hamilton County, Indiana, and being that part of the grantor's land lying within the right of way lines depicted on the attached Right of Way Parcel Plat, marked Exhibit "A", described as follows: Beginning at the northwest corner of said quarter section; thence South 89 degrees 43 minutes 03 seconds East 82.982 meters (272.25 feet) along the north line of said section to the northeast corner of the grantor's land; thence South 0 degrees 12 minutes 32 seconds East 15.001 meters (49.22 feet) along the east line of the grantor's land to point "246" designated on said plat; thence parallel with the north line of said section North 89 degrees 43 minutes 03 seconds West 82.982 meters (272.25 feet) to point "190" designated on said plat on the west line of said quarter section; thence North 0 degrees 12 minutes 32 seconds West 15.001 meters (49.22 feet) along said west line to the point of beginning and containing 0.1245 hectares (0.308 acres), more or less.

The above three (3) tracts may now be described as follows:

Part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East, Hamilton County, Indiana, described as follows:

Commencing at the Northwest corner of said Northwest Quarter; thence South 00 degrees 03 minutes 41 seconds West along the West line of said Northwest Quarter a distance of 49.22 feet to the Point of Beginning, being the Southwest corner of the Right-of-Way of 146th Street described in Instrument No. 200000009024 in the Office of the Recorder of Hamilton County, Indiana; thence South 89 degrees 42 minutes 59 seconds East along the South line of said Right-of-Way a distance of 272.25; thence South 00 degrees 03 minutes 31 seconds West along the West line of the Right-of-Way of 146th Street described as Instrument No. 199909958408 a distance of 3.28 feet; thence South 89 degrees 43 minutes 00 seconds East along said Right-of-Way a distance of 802.54 feet; thence South 84 degrees 00 minutes 22 seconds East along said

Hamilton Title Security, LLC

COMMITMENT FOR TITLE INSURANCE

Commitment No.: 2042846

Right-of-Way a distance of 802.54 feet; thence South 84 degrees 00 minutes 22 seconds East along said Right-of-Way a distance of 65.94 feet; thence North 87 degrees 00 minutes 58 seconds East along said Right-of-Way a distance of 201.52 feet to the East line of said Northwest Quarter; thence South 00 degrees 03 minutes 42 seconds West along said East line a distance of 1273.89 feet to the South line of said Northwest Quarter; thence North 89 degrees 41 minutes 19 seconds West along said South line a distance of 1341.61 feet to the West line of said Northwest Quarter; thence North 00 degrees 03 minutes 41 seconds East along said West line a distance of 1271.59 feet to the Point of Beginning, containing 39.08 acres, more or less.

NOTE: The acreage shown above is included for descriptive purposes only. The policies, when issued, should not be construed as to insuring the amount of acreage included therein.

End of Legal Description

EXHIBIT C
Proforma

The Company will engage in the acquisition and development of 40 acres located at 5333 East 146th Street in Carmel, Indiana (see **Exhibit B**). The Project will be developed for lots suitable for single family residential construction. The Company will not engage in the business of constructing residences and townhouses and, consequently, the capital requirements of the Company do not and will not include or reflect any costs incurred or to be incurred in connection with such stage of development.

The Property currently includes a total of 56 Lots which the Company presently intends to sell to the Builder on an "as-is" basis for the prices determined in the Lot Sales Agreement. The Builder is acquiring the Lots for the sole purpose of constructing residential dwelling units thereon. Each residence will fall into one of the following product types: Estridge Designer Series. The sale of the Lots to the Builder will take place in one or more takedowns in accordance with the schedules attached to the Proforma.

The Company will provide the Builder a building pad that will include water, sewer, gas and electric hook-up. The Company will also be responsible for roads, entry ways, entry walls and common area landscaping and the development of the community's amenity center and parkway, as outlined in the Proforma (the utility improvements, amenity center and parkway are referred to as the "Improvements").

The Builder will provide and maintain merchandised models within the Project for each product type, will construct all roads and provide all other infrastructure for the Project.

The Proforma attached as **Exhibit C** sets forth costs previously incurred and Estridge's and the Builder's current estimate of the costs anticipated to be incurred with respect to the acquisition of the Property and the construction of the Improvements on the Property and the anticipated sales proceeds to be derived from the sale of the Property.

Grandin Hall										
Estridge Designer Collection		Lots					2006	2007	2008	
		56								
					Lot Pricing		164,000	169,000	174,000	
	Oct-05	Nov-05	Dec-05	Jan-06	Feb-06	Mar-06	Apr-06	May-06	Jun-06	Jul-06
LOT SALES					-	-	4	3	4	3
								-	-	-
Cumulative Lot Sales					-	-	4	7	11	14
REVENUE	-	-	-	-	-	-	656,000	492,000	656,000	492,000
LAND & CONSTRUCTION COSTS										
PAYMENTS TOWARD LAND	4,320,000									
PLANNING										
GENERAL CONDITIONS										
ENGINEERING (DESIGN)	132,005		25,000		10,000					
LANDSCAPE DESIGN	193		8,000							
DEMOLITION		15,000								
LAND PLAN	23,341									
LEGAL & RECORDING FEES	-			10,000						
ZONING & PLAT	34,359		5,000							
MARKET STUDY	300									
TOTAL PLANNING	190,198	15,000	38,000	10,000	10,000	-	-	-	-	-
EXCAVATION, UTILITIES,STREETS,CURBS										
SOIL TESTS		1,200	-	-						
CONSTRUCTION STAKING		44,800								
SITE EXCAVATION		138,333	138,333	138,333	65,000					
SPECIAL SITE CONDITIONS (Lime stabilization)		-	41,000	41,000						
W[illegible] MAINS		59,667	59,667	59,667	23,000					
S[illegible]EWERS		96,333	96,333	96,333	50,000					
SAN[illegible]ARY SEWERS		60,667	60,667	60,667	50,000					
AVAILABILTIY FEES (WATER & SEWER)		78,095								
CURBS		-	-	50,000	25,000					
STREETS		-	-	-	175,000	175,000				
DOT ENTRY & ROW IMPRVMTS.		30,000								
SIDEWALKS		-	-	-	60,000					
CONSTRUCTION ROAD		3,000	-	-	-					
TOTAL POD CONSTRUCTION	-	512,095	396,000	446,000	438,000	175,000	-	-	-	-
LANDSCAPING/ENTRYWAY/LIGHTING										
LANDSCAPE,SEED,SOD				-	100,000	100,000				
EROSION CONTROL		-	35,000	35,000						
IRRIGATION				53,000	63,000					
ENTRY WALLS				175,000	195,000					
PROJECT SIGNAGE				-						
STREET AND LOT SIGNS/LIGHTING				5,000						
PERIMETER FENCING				15,000						
ELECTRICAL/LIGHTING				6,000						
TOTAL LANDSCAPING/ENTRY	-	-	35,000	289,000	358,000	100,000	-	-	-	-
COMMUNITY WIDE										
PARK FIXTURES	-									
JOGGING PATH	-									
BASKETBALL COURTS	-									
SWIMMING POOL	-									
SPECIAL STRUCTURES							25,000			
TOTAL COMMUNITY WIDE	-	-	-	-	-	-	25,000	-	-	-
PROJECT MAINTENANCE (HOA)	5375	-	-	5,000				10,000		5,000
MANAGEMENT FEES 3000/per LOT)		-	-	-	-	-	12,000	9,000	12,000	9,000
FEES & PERMITS										
LETTERS OF CREDIT / BONDS		13,000							3,000	
[illegible]TION FEES		8,000	4,000							
[illegible]S FEES	7,396	5,000	2,000							
TOTAL FEES & PERMITS	7,396	26,000	6,000	-	-	-	-	-	3,000	-
ADMINISTRATIVE/OVERHEAD										
TITLE INSURANCE	421	840								
LIABILITY INSURANCE										
PROPERTY TAXES	(692)	500								
APPRAISAL	3,500	-	4,000							
COMMITTMENT FEE	16,200	-	23,000							
TOTAL ADMINISTRATIVE	19,429	1,340	27,000	-	-	-	-	-	-	-
CONTINGENCY	-	26,972	23,200	36,750	39,800	13,750	1,250	-	150	-
INTEREST TO INVESTOR			80,000	-		-	120,000			120,000
INTEREST TO BANK	65925	17,500	7,042	10,993	16,358	21,746	23,687	20,786	17,897	14,004
[illegible] COSTS	4,608,323	598,907	612,242	797,743	862,158	310,496	191,937	29,786	33,047	148,004
[illegible]LATIVE COST	4,608,323	5,207,230	5,819,472	6,617,215	7,479,372	7,789,868	7,981,805	8,011,591	8,044,639	8,192,643
MONTHLY SURPLUS/(DEFICIT)	(4,608,323)	(598,907)	(612,242)	(797,743)	(862,158)	(310,496)	464,063	462,214	622,953	343,996
BANK LOAN TO COVER DEFICIT	608,323	598,907	612,242	797,743	862,158	310,496	-	-	-	-
SURPLUS FOR BANK REPAYMENT	-	-	-	-	-	-	464,063	462,214	622,953	343,996
TOTAL BANK DEBT ACCUMULATION	608,323	1,207,230	1,819,472	2,617,215	3,479,372	3,789,868	3,325,805	2,863,591	2,240,639	1,896,643
CASH AFTER BANK DEBT PAYMENT	-	-	-	-	-	-	-	-	-	-
INVESTOR BALANCE	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000
CASH AFTER BANK/INVESTOR DEBT										
INVESTOR SHARE OF PROFIT										
TOTAL INVESTOR RETURN	(4,000,000)	-	80,000	-	-	-	120,000	-	-	120,000

Grandin Hall

Estridge Designer Collection

	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06	Jan-07	Feb-07	Mar-07	Apr-07	May-07	Jun-07
LOT SALES	3	4	3	3	4	3	3	4	3	3	4
	-	-	-	-	-	-	-	-	-	-	-
Cumulative Lot Sales	17	21	24	27	31	34	37	41	44	47	51
REVENUE	492,000	656,000	492,000	492,000	656,000	507,000	507,000	676,000	507,000	507,000	676,000
LAND & CONSTRUCTION COSTS											
PAYMENTS TOWARD LAND											
PLANNING											
GENERAL CONDITIONS											
ENGINEERING (DESIGN)											
LANDSCAPE DESIGN											
DEMOLITION											
LAND PLAN											
LEGAL & RECORDING FEES											
ZONING & PLAT											
MARKET STUDY											
TOTAL PLANNING	-	-	-	-	-	-	-	-	-	-	-
EXCAVATION, UTILITIES, STREETS, CURBS											
SOIL TESTS											
CONSTRUCTION STAKING											
SITE EXCAVATION											
SPECIAL SITE CONDITIONS (Lime stabilization)											
W[illegible] MAINS											
S[illegible] SEWERS											
SAN[illegible]ARY SEWERS											
AVAILABILITY FEES (WATER & SEWER)											
CURBS											
STREETS											
DOT ENTRY & ROW IMPRVMTS.											
SIDEWALKS											
CONSTRUCTION ROAD											
TOTAL POD CONSTRUCTION	-	-	-	-	-	-	-	-	-	-	-
LANDSCAPING/ENTRYWAY/LIGHTING											
LANDSCAPE,SEED,SOD											
EROSION CONTROL											
IRRIGATION											
ENTRY WALLS											
PROJECT SIGNAGE											
STREET AND LOT SIGNS/LIGHTING											
PERIMETER FENCING											
ELECTRICAL/LIGHTING											
TOTAL LANDSCAPING/ENTRY	-	-	-	-	-	-	-	-	-	-	-
COMMUNITY WIDE											
PARK FIXTURES											
JOGGING PATH											
BASKETBALL COURTS											
SWIMMING POOL											
SPECIAL STRUCTURES											
TOTAL COMMUNITY WIDE	-	-	-	-	-	-	-	-	-	-	-
PROJECT MAINTENANCE (HOA)			5,000			5,000			5,000	5,000	
MANAGEMENT FEES 3000/per LOT)	9,000	12,000	9,000	9,000	12,000	9,000	9,000	12,000	9,000	9,000	12,000
FEES & PERMITS											
LETTERS OF CREDIT / BONDS										3,000	
IN[illegible]ION FEES											
P[illegible] FEES											
TOTAL FEES & PERMITS	-	-	-	-	-	-	-	-	-	3,000	-
ADMINISTRATIVE/OVERHEAD											
TITLE INSURANCE											
LIABILITY INSURANCE											
PROPERTY TAXES	2,000						2,000				
APPRAISAL											
COMMITTMENT FEE											
TOTAL ADMINISTRATIVE	2,000	-	-	-	-	-	2,000	-	-	-	-
CONTINGENCY	100	-	-	-	-	-	100	-	-	150	-
INTEREST TO INVESTOR			120,000			112,744			71,491		
INTEREST TO BANK	11,854	8,922	4,953	2,747	-	-	-	-	-	-	-
T[illegible] COSTS	22,954	20,922	138,953	11,747	12,000	126,744	11,100	12,000	85,491	17,150	12,000
CU[illegible]LATIVE COST	8,215,597	8,236,519	8,375,472	8,387,219	8,399,219	8,525,963	8,537,063	8,549,063	8,634,554	8,651,704	8,663,704
MONTHLY SURPLUS/(DEFICIT)	469,046	635,078	353,047	480,253	644,000	380,256	495,900	664,000	421,509	489,850	664,000
BANK LOAN TO COVER DEFICIT	-	-	-	-	-	-	-	-	-	-	-
SURPLUS FOR BANK REPAYMENT	469,046	635,078	353,047	480,253	644,000	380,256	495,900	664,000	421,509	489,850	664,000
TOTAL BANK DEBT ACCUMULATION	1,427,597	792,519	439,472	-	-	-	-	-	-	-	-
CASH AFTER BANK DEBT PAYMENT	-	-	-	40,781	644,000	380,256	495,900	664,000	421,509	489,850	664,000
INVESTOR BALANCE	4,000,000	4,000,000	4,000,000	3,959,219	3,315,219	2,934,963	2,439,063	1,775,063	1,353,554	863,704	199,704
CASH AFTER BANK/INVESTOR DEBT											
INVESTOR SHARE OF PROFIT											
TOTAL INVESTOR RETURN	-	-	120,000	40,781	644,000	493,000	495,900	664,000	493,000	489,850	664,000

Grandin Hall
Estridge Designer Collection

	Jul-07	Aug-07	Sep-07	Oct-07			Grandin Hall Total	
LOT SALES	3	2	-	-		-	56	
	-	-	-	-				
Cumulative Lot Sales	54	56						Ave/Lot
REVENUE	507,000	338,000	-	-			9,309,000	166,232
LAND & CONSTRUCTION COSTS								
PAYMENTS TOWARD LAND							4,320,000	77,143
PLANNING								
GENERAL CONDITIONS							-	
ENGINEERING (DESIGN)							167,005	2,982
LANDSCAPE DESIGN							8,193	146
DEMOLITION							15,000	268
LAND PLAN							23,341	417
LEGAL & RECORDING FEES							10,000	179
ZONING & PLAT							39,359	703
MARKET STUDY							300	5
TOTAL PLANNING	-	-	-	-		-	263,198	4,700
EXCAVATION, UTILITIES,STREETS,CURBS								
SOIL TESTS		-					1,200	21
CONSTRUCTION STAKING							44,800	800
SITE EXCAVATION		-					480,000	8,571
SPECIAL SITE CONDITIONS (Lime stabilization)		-					82,000	1,464
W[illegible] MAINS		-					202,000	3,607
[illegible] SEWERS		-					339,000	6,054
SA[illegible]ARY SEWERS		-					232,000	4,143
AVAILABILTIY FEES (WATER & SEWER)							78,095	1,395
CURBS		-					75,000	1,339
STREETS							350,000	6,250
DOT ENTRY & ROW IMPRVMTS.							30,000	536
SIDEWALKS							50,000	893
CONSTRUCTION ROAD							3,000	54
TOTAL POD CONSTRUCTION	-	-	-	-		-	1,967,095	35,127
LANDSCAPING/ENTRYWAY/LIGHTING								
LANDSCAPE,SEED,SOD							200,000	3,571
EROSION CONTROL		-					70,000	1,250
IRRIGATION							116,000	2,071
ENTRY WALLS							370,000	6,607
PROJECT SIGNAGE							-	-
STREET AND LOT SIGNS/LIGHTING		-					5,000	89
PERIMETER FENCING							15,000	268
ELECTRICAL/LIGHTING							6,000	107
TOTAL LANDSCAPING/ENTRY	-	-	-	-		-	782,000	13,964
COMMUNITY WIDE								
PARK FIXTURES							-	-
JOGGING PATH							-	-
BASKETBALL COURTS							-	-
SWIMMING POOL							-	-
SPECIAL STRUCTURES							25,000	446
TOTAL COMMUNITY WIDE	-	-	-	-		-	25,000	446
								-
PROJECT MAINTENANCE (HOA)	10,000		-	-			55,375	989
MANAGEMENT FEES 3000/per LOT)	9,000	6,000	-	-			168,000	3,000
								-
FEES & PERMITS								
LETTERS OF CREDIT / BONDS							19,000	339
I[illegible]ION FEES		-					12,000	214
P[illegible]3 FEES		-					14,396	257
TOTAL FEES & PERMITS	-	-	-	-		-	45,396	811
ADMINISTRATIVE/OVERHEAD								
TITLE INSURANCE							1,261	23
LIABILITY INSURANCE							-	-
PROPERTY TAXES		1,500					5,308	95
APPRAISAL							7,500	134
COMMITTMENT FEE							39,200	700
TOTAL ADMINISTRATIVE	-	1,500	-	-		-	53,269	951
CONTINGENCY	-	75	-	-		-	142,297	2,541
NTEREST TO INVESTOR	24,170			-			648,405	11,579
NTEREST TO BANK	-	-	-	-			244,414	4,365
TO[illegible] COSTS	43,170	7,575	-	-			8,714,449	155,615
[illegible]ATIVE COST	8,706,874	8,714,449	8,714,449	8,714,449				
MO[illegible]LY SURPLUS/(DEFICIT)	463,830	330,425	-	-			594,551	
BANK LOAN TO COVER DEFICIT	-	-	-	-			3,769,868	
SURPLUS FOR BANK REPAYMENT	463,830	330,425	-	-			8,364,419	
								594,551
TOTAL BANK DEBT ACCUMULATION	-	-	-	-			26,507,745	
CASH AFTER BANK DEBT PAYMENT	463,830	330,425	-	-			4,594,551	
INVESTOR BALANCE	-	-	-	-				
CASH AFTER BANK/INVESTOR DEBT	264,126	330,425	-	-			594,551	
NVESTOR SHARE OF PROFIT								
OTAL INVESTOR RETURN	488,000	330,425	-	-		1,242,956	19.5%	

Estridge - Grandin Hall Proforma Yearly Summary	Dec-05	Dec-06	Dec-07	TOTAL
SOURCES				
LOT SALES - DESIGNER SERIES	0	31	25	56
REVENUE - DESIGNER SERIES	0	5,084,000	4,225,000	9,309,000
LAND & CONSTRUCTION COSTS				
PAYMENTS TOWARD LAND	4,320,000	0	0	4,320,000
PLANNING				
GENERAL CONDITIONS (CRANFILL)				
ENGINEERING (DESIGN)	157,005	10,000	0	167,005
LANDSCAPE DESIGN	8,193	0	0	8,193
DEMOLITION	15,000	0	0	15,000
LAND PLAN	23,341	0	0	23,341
LEGAL & RECORDING FEES	0	10,000	0	10,000
ZONING & PLAT	39,359	0	0	39,359
MARKET STUDY	300	0	0	300
TOTAL PLANNING	243,198	20,000	0	263,198
EXCAVATION, UTILITIES,STREETS,CURBS				
SOIL TESTS	1,200	0	0	1,200
CONSTRUCTION STAKING	44,800	0	0	44,800
SITE EXCAVATION	276,667	203,333	0	480,000
SPECIAL SITE CONDITIONS	41,000	41,000	0	82,000
WATER MAINS	119,333	82,667	0	202,000
STORM SEWERS	192,667	146,333	0	339,000
SANITARY SEWERS	121,333	110,667	0	232,000
AVAILABILTIY FEES (WATER & SEWER)	78,095	0	0	
CURBS	0	75,000	0	78,095
STREETS	0	350,000	0	75,000
DOT ENTRY & ROW IMPRVMTS.	30,000	0	0	350,000
SIDEWALKS	0	50,000	0	30,000
CONSTRUCTION ROAD	3,000	0	0	50,000
TOTAL POD CONSTRUCTION	908,095	1,059,000	0	1,967,095
LANDSCAPING/ENTRYWAY/LIGHTING				
LANDSCAPE,SEED,SOD	0	200,000	0	200,000
EROSION CONTROL	35,000	35,000	0	70,000
IRRIGATION	0	116,000	0	116,000
ENTRY WALLS	0	370,000	0	370,000
PROJECT SIGNAGE	0	0	0	0
STREET AND LOT SIGNS/LIGHTING	0	5,000	0	5,000
PERIMETER FENCING	0	15,000	0	15,000
ELECTRICAL/LIGHTING	0	6,000	0	6,000
TOTAL LANDSCAPING/ENTRY	35,000	747,000	0	782,000
COMMUNITY WIDE				
PARK FIXTURES	0	0	0	0
JOGGING PATH	0	0	0	0
BASKETBALL COURTS	0	0	0	0
SWIMMING POOL	0	0	0	0
SPECIAL STRUCTURES (pool house & parking)	0	25,000	0	25,000
TOTAL COMMUNITY WIDE	0	25,000	0	25,000
PROJECT MAINTENANCE (HOA)	5,375	25,000	25,000	55,375
MANAGEMENT FEES 2000/per LOT)	0	93,000	75,000	168,000
FEES & PERMITS				
LETTERS OF CREDIT / BONDS	13,000	3,000	3,000	19,000
INSPECTION FEES	12,000	0	0	12,000
PERMITS FEES	14,396	0	0	14,396
TOTAL FEES & PERMITS	39,396	3,000	3,000	45,396
ADMINISTRATIVE/OVERHEAD				
TITLE INSURANCE	1,261	0	0	1,261
LIABILITY INSURANCE	0	0	0	0
PROPERTY TAXES	(192)	2,000	3,500	5,308
APPRAISAL	7,500	0	0	7,500
COMMITTMENT FEE	39,200	0	0	39,200
TOTAL ADMINISTRATIVE	47,769	2,000	3,500	53,269
CONTINGENCY	50,172	91,800	325	142,297
INTEREST TO INVESTOR	80,000	360,000	208,405	648,405
INTEREST TO BANK	90,467	153,947	0	244,414
TOTAL COSTS	5,819,472	2,579,747	315,230	8,714,449
NET CASH FLOW	(5,819,472)	2,504,253	3,909,770	594,551

INVESTOR IRR		19.5%			

EXHIBIT D

Business Plan

(See Exhibit C and Proforma)

EXHIBIT E

List of Contracts and other Personal Property
Assigned to the Company by Estridge

1. All rights to use the name "Grandin Hall."

2. All rights of Estridge and its Affiliates in any master plans, land use plans/models, architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for the Project (or any portion thereof).

3. All rights or benefits of Estridge and its Affiliates in and to all prior discussions with governmental bodies, entities and agencies with respect to the Project (or any portion thereof) and the Development Plan.

4. All right, title and interest of Estridge and its Affiliates to continue the negotiations, discussions and business arrangements with respect to the Project (or any portion thereof) and the Development Plan.

5. All agreements for utility services for the Project (or any portion thereof).

6. All other rights, licenses and permits related to the Project (or any portion thereof).

7. All rights or benefits in all professional studies on evaluating the Project (or any portion thereof).

8. All rights or benefits on bonds, security deposit or letters of credit required in connection with the Project (or any portion thereof).

9. The following Contracts: (See attached list)

List of Contracts

Description of Work	Vendor
Site Work (excavation of ponds, balance site, construct pads)	Poindexter
Storm & Sanitary Sewer Installation	Poindexter
Water Installation	Poindexter
Erosion Control	Gwinnuips
Curbs	Karns

EXHIBIT F

Administrative Expenses

(to be paid by Estridge out of its Fee)

All costs of administering this Project shall be paid by Estridge except to the extent otherwise specifically provided in the Proforma. Administrative expenses to be paid by Estridge include:

1. general office expenses, including overhead and compensation of office employees,

2. on site project supervision.

EXHIBIT G

Estridge and the Builder Representations and Warranties

As an inducement to Brunner and Billy Creek to enter into this Agreement, Estridge and the Builder, jointly and severally with Estridge, represent and warrant to the Investors that:

Warranty of Title. The Company is the record and beneficial owner in fee simple of the Property, together with all easements appurtenant and all land use, development, water, drainage and zoning rights applicable thereto, free and clear of all liens, charges, easements, covenants, conditions, restrictions and encumbrances whatsoever, other than those set forth in **Schedule A** ("Permitted Exceptions"). The Company has the power and authority to convey, transfer and assign fee simple title to the Property. Neither the Company, nor Estridge, nor the Builder has granted any options, rights of first refusal or rights of first opportunity to purchase fee simple title or any other interest in the Property, except that the Company has agreed to sell the Lots to the Builder in accordance with the terms of the Lot Sales Agreement.

Authority. The Company, Estridge, and the Builder each have full right, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and all other documents and instruments to be executed and delivered by it pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby (the "Related Documents"). This Agreement and the Related Documents, when executed and delivered, will constitute the duly authorized, valid and legally binding obligation of the Company, Estridge, and the Builder and will be enforceable strictly in accordance with their respective terms. All action, including the obtainment of consents and approvals required to authorize execution and performance of this Agreement and the other instruments herein provided, have been obtained.

Conflicts. The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions herein or therein contemplated, and compliance with the terms and provisions hereof or thereof, will not (i) violate any presently existing provisions of law or any presently existing applicable regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, or (ii) conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, instrument, document, agreement or contract of any kind to which the Company, Estridge or the Builder is a party or by which it may be bound.

Pending Litigation. There are no petitions, actions, suits, proceedings or investigations pending against the Company, Estridge or the Builder relating to the execution and delivery of this Agreement or any Related Document, the Property, the Project, the Governmental Commitments, Permits or that could otherwise affect the Project or the Property, before any court or any governmental, administrative, regulatory, adjudicatory or arbitrational body or agency of any kind (including, without limitation, any actions or petitions to alter or declare invalid any laws, ordinances, rules, regulations, permits, certificates, restrictions, leases or agreements authorizing or relating to the Project or the Property). None of the foregoing is subject to the terms of any previously entered and final orders, writs, injunctions, decrees or arbitration awards which continue to be binding and in full force and effect.

Potential Litigation. No notices have been received that this Agreement, any Related Document, the Government Commitments, the Permits, the Property, the Project, the Company, Estridge, or the Builder is the subject of any threatened investigation, action, litigation, or proceeding, either judicial or administrative. No notices have been received or process served or other action taken with respect to the existence or enforcement of any outstanding orders, writs, injunctions, or decree of any court, government, governmental authority, or arbitration against or affecting all or any portion of the Property, the Project, the Company, Estridge, or the Builder.

Compliance. The Property and the Project are in compliance with all Permits, laws, ordinances, statutes, rules, regulations, restrictions, and orders applicable thereto. No notice has been received from any governmental authority that the Project or Property is in violation of any of the foregoing or that remedial action is required to regain compliance. There is no pending or threatened investigation or inquiry by any governmental authority with respect to the Property and the Project. No law, ordinance, statute, rule, regulation, restriction, or order is pending which, if enacted, would adversely affect the Property and the Project. Neither the Property nor the construction of the Project on the Property nor the use of the Project when completed will then violate, any presently existing applicable statute, law, regulation, rule, ordinance or order of any kind whatsoever (including, but not limited to, any presently existing zoning or building laws or ordinances, any presently existing environmental protection laws or regulations, or any presently existing rules, regulations or orders of any governmental agency), or any Permit issued with respect to the Project or any condition, easement, right-of-way, covenant or restriction of record affecting the Property.

Utilities. The Company has entered into binding agreements with the providers of water, storm and sanitary sewer, gas, electric and telephone services to provide such services in sufficient quantities for the construction and the operation of 56 Lots in the Project and nothing will prevent the Company from entering into similar agreements for such services in sufficient quantity to complete the remainder of the Project. The Company has obtained all Permits and approvals necessary to extend such lines and mains to bring such utility services to the Property. Such Permits and approvals are in full force and effect. The Company holds all rights to such Permits and approvals, has assigned no interests therein to others and has not contracted to assign or grant rights therein to others. Such agreements and Permits provide for no extraordinary or special (unique to the Property) tap-on charges and user fees. The plat of subdivision as recorded or separate recorded instruments provide recorded easements to service every Lot within the Project with all utilities. No easement for technology services (e.g. telephones, cable television, alarm systems, and intra/internet service) shall be granted unless the form of such easement has received the prior written approval of the Majority Investors and no such easement shall be granted across unsubdivided portions of the Property.

Documents furnished. Neither this Agreement, nor any Related Document, nor any exhibit or Schedule thereto or any document, report, financial statement, schedule, certificate, or other statement required herein or therein furnished or to be furnished contains any untrue statement of a material fact or omits to state a material fact relating to the Property, the Project, the Purchase Contract, Government Commitments, Permits, the Company, Estridge, the Builder or otherwise, and each of the foregoing is true and correct in all material respects. The financial statements of Estridge and the Builder previously delivered to the Investors have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be noted therein) and fairly reflect the financial condition, results of operations and cash flows of Estridge and the Builder for the periods presented.

Zoning. The Property is duly and validly zoned for the construction of the Project. Such zoning is unconditional, in full force and effect, and no attacks are pending or threatened with respect thereto. The transfer of the Property will cause no change in such zoning.

Contracts. There are no contracts or agreements (either oral or written) affecting the Property and the Project, including, without limitation, leases, tenancies or other contracts or agreements relating to the design, engineering, construction, maintenance, development or management thereof (collectively "Contracts") other than those listed in **Exhibit E**. All right title and interest in the Contracts is owned by the Company, free and clear of any liens or rights and interests of third parties, Estridge, and the Builder (except for Estridge's and the Builder's rights expressly contemplated by this Agreement and the Lot Sales Agreement). Heretofore true, correct, and complete copies of all of such Contracts and all of the Plans and Specifications have been furnished to Brunner and Billy Creek. Such Contracts are in full force and effect, are unamended and no defaults or potential claims for default exist thereunder. The Company has not previously assigned or contracted to assign the Contracts or any interests therein.

Brokerage Commissions and Finders Fees. No person is entitled to any brokerage fees or commissions in connection with the Property, the Project or the transactions contemplated by this Agreement and the Lot Sales Agreement which have not previously been paid in full.

Condemnation. No notices have been received from any governmental or quasi-governmental body or agency or from any person or entity with respect to (and none are expected or contemplated) any actual or threatened taking of the Property, or any portion thereof, for any public or quasi-public purpose by the exercise of the right of condemnation or eminent domain.

Proforma. The Proforma sets forth all expenses and costs incurred or estimated to be incurred, in connection with the acquisition of the Property and the completion of the Project, including all costs and expenses incurred or estimated to be incurred, established and maintained in connection with the construction of the Improvements. All estimates set forth in the Proforma are based on reasonable assumptions in light of the prior experience of Estridge and the Builder in connection with other projects similar to the Project.

Priority Return. Each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder.

Existing Permits and Applications. All building, zoning and other permits ("Permits") heretofore issued for the Project and all applications submitted and pending for the Project are listed and described on **Schedule B**. All of the Permits are issued in favor of and are owned solely by the Company. The Permits may be assigned and transferred without the imposition of additional conditions except for the payment of a scheduled re-issue fee. All issued Permits are in full force and effect, all fees required for the issuance thereof have been paid, and no actions to revoke such Permits are pending or threatened. The Company has entered into no other agreements to assign and transfer the Permits or to grant other rights to use the Permits.

Claims. There are no claims or liabilities (whether accrued, contingent, or otherwise) relating to the Property and the Project, including recaptures and impact fees, other than those described on **Schedule C**. There are no facts in existence that might reasonably serve as the basis now or in the future for any liabilities or obligations with respect to the Property and the Project, other than as described in **Schedule C**.

Taxes. All federal, state, local, and other governmental agencies, tax returns, information returns, and reports required to be filed that relate to any tax or assessment levied, assessed, or due have been filed with respect to the Property and the Project, and all taxes, assessments and penalties, or deficiencies have been paid. There is no pending action or proceeding by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against the Company or the Property or the Project.

Not a Foreign Person. Neither the Company nor the Builder are a "foreign person" under Section 1445 of the Internal Revenue Code of 1986, as amended, and each of them shall satisfy the requirements of said statute.

Name, Logos, Trademarks and Trade names. The Company has exclusive rights to use the name "Grandin Hall," in connection with the Property and the Project, which it can assign and transfer so that such name may be used without the payment of fees, royalties or charges. The Company owns and has authority to assign all rights to use the logos, trademarks and trade names, plus any applications filed or pending, previously obtained or filed for the Project and the Property.

Assessments. The Property is not subject to any existing or proposed assessment liens and is not now or in the future to be included in any utility, drainage, service or other assessment district affecting the Property, other than assessments that may be levied by the Centennial Homeowner's Association, Inc.

Governmental Commitments. Except as listed on **Schedule D**, no commitments, undertakings, or agreements have been made (or will be made or are required to be made) with any governmental authority, utility company, or any other person or entity that would require any contribution or dedication of money or land, annexation or disconnection of any portion of the Property into any municipality, district, or governmental unit or construction and installation of improvements of a public or private nature on or off of the Property. The foregoing are collectively called the "Governmental Commitments."

Environmental Matters. To the knowledge of Estridge and the Builder, no one has ever caused or permitted anyone to store, place, dump, release or bury any materials or substances, including hazardous material (as hereinafter defined), on, under or into the Property or used the Property as a treatment, storage, or disposal (whether permanent or temporary) site for any hazardous material. To the knowledge of Estridge and the Builder, no one has or has permitted others to store, place, dump, release or bury any hazardous materials on the Property. To the knowledge of Estridge and the Builder, the Property contains no underground storage tanks and no underground storage tanks have been removed from the Property.

For purposes hereof, "hazardous material" means (i) "hazardous substances" as defined in 42 U.S.C. 9601 et seq. (CERCLA); (ii) petroleum, including but not limited to crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iii) asbestos in any form or condition, and (iv) any radioactive material, including but not limited in any source, special nuclear, or by-product material as defined at 42 U.S.C. et seq. and (v) urea formaldehyde foam insulation and polychlorinated biphenyls (PCBs).

The Schedules attached to this Exhibit are an integral part hereof.

SCHEDULE OF SCHEDULES

Schedule A - Permitted Exceptions

Schedule B - Permits

Schedule C - Liabilities

Schedule D - Government Commitments

Schedule A

Permitted Exceptions

1. Taxes for 2005, payable 2006, not yet due and payable.

2. Possible future assessments for repair and maintenance of the Emily Vestal Legal Drain. None due at this time.

3. Annual assessment of $34.80 for repair and maintenance of the Fremont Randall Legal Drain. First installment due May 10, 2005 is paid in the amount of $17.40 for Parcel No. 17-10-21-00-00-008.000. Installment due May 10, 2005 is paid in full for Parcel No. 17-10-21-00-00-008.004.

4. Easement for electric underground line and incidental purposes in favor of Public Service Company of Indiana, Inc., recorded May 26, 1989, as Instrument 89-10672 over a twenty foot strip along the east side of Tract 2.

Schedule B

Permits

None.

Schedule C

Liabilities

Fifth Third Bank Loan	$3,259,687.50
Estridge Development Co.	$1,368,320.00
Total Liabilities	$4,628,007.50

Schedule D

Government Commitments

1. Commitments Concerning the Use and Development of Real Estate by Estridge Development Company to the Plan Commission of the City of Carmel.

KD_IM-651504_3.DOC

Exhibit 2.9

Operating Agreement of BCE Associates, II

BCE ASSOCIATES II, LLC,

an Indiana limited liability company

OPERATING AGREEMENT

among

Estridge Development Company, Inc.
an Indiana corporation

as a Member and the Manager

and

Billy Creek Associates II, LP,
an Indiana limited partnership

as a Member

and

Brian J. Brunner

as a Member

BCE ASSOCIATES II, LLC

OPERATING AGREEMENT

This Operating Agreement ("Agreement") is made as of October 17, 2005 by and between Estridge Development Company, Inc., ("Estridge"), Brian J. Brunner ("Brunner"), and Billy Creek Associates II, LP, an Indiana limited partnership ("Billy Creek")(Brunner and Billy Creek, collectively with their Permitted Transferees, referred to as the "Investors").

Definitions of certain terms used in this Agreement are set forth in the Glossary of Defined Terms attached to and forming a part of this Agreement.

On October 14, 2005, Estridge formed the Company to develop a planned residential community located in Hamilton County, Indiana, known as Murphy Hall (as further defined below, the "Project"), on property previously owned by Estridge. Estridge has previously contributed all of its right, title and interest in and to the Project to the Company. Substantially all of the stock of Estridge and The Estridge Group, Inc. ("Builder") is owned by Paul E. Estridge, Jr. (the "Guarantor"). As of the date of this Agreement, the Company and Builder are entering into a Residential Lot Sales Agreement (the "Lot Sales Agreement") pursuant to which Builder will purchase from the Company upon the terms and conditions set forth in the Lot Sales Agreement all of the lots developed by the Company (the "Lots") in accordance with the Proforma Financial Information attached hereto as Exhibit C (the "Proforma"). Estridge and Builder have represented and warranted to the Investors on Exhibit G hereto that each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder. Builder and Estridge acknowledge that their covenants and other obligations under this Agreement and the Lot Sales Agreement, the representations and warranties set forth on Exhibit G, and the personal guaranty of the Guarantor, are the primary inducement for the Investors' investment in the Company.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual agreements set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

Article 1
The Company

Section 1.1 Organization and Continuation. The Members hereby agree to continue the Company as a limited liability company under the Act as of the day and year first above written, for the purposes and upon the terms and conditions set forth in this Agreement.

Section 1.2 Name. The name of the Company shall continue to be BCE Associates II, LLC and all business of the Company shall continue to be conducted in such name. The Manager shall cause to be filed such certificates as may be required to ensure that the Company is in compliance with the Act, any relevant assumed or trade name laws and other applicable laws.

Section 1.3 Place of Business. The principal office of the Company shall be located at 1041 West Main Street, Carmel, Indiana, or at such other place as may be approved by the Manager.

Section 1.4 Purpose. The sole purposes of the Company shall be to acquire that certain real estate located in Hamilton County, Indiana described on Exhibit B (the "Property"), and to improve, own, and dispose of the Property in accordance with the Plans and Specifications and the Business Plan attached as Exhibit D and as otherwise provided in this Agreement (the "Project").

Section 1.5 Purposes Limited. The Company's activities shall be only for the purposes specified in Section 1.4. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business and no Member shall have any authority to hold itself out as an agent of another Member in any other business or activity.

Section 1.6 No Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

Section 1.7 Statutory Compliance.

(a) The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Manager shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. Additionally, the Company shall make all filings and pay all fees required to qualify the Company as a foreign limited liability company in each state in which the Company conducts any business and such qualification is necessary for the Members to maintain limited liability status.

(b) The Manager shall execute and file in the appropriate records any assumed or fictitious name certificate or certificates required by law to be filed in connection with the formation, qualification and continuation of the Company as a limited liability company, and shall execute and file such other documents and instruments and pay such fees as may be necessary or appropriate with respect to such formation, qualification and continuation of, and conduct of business by, the Company.

Section 1.8 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in its individual name or right except as expressly provided in this Agreement and each Member's interest in the Company shall be personal property for all purposes.

Section 1.9 Duration. The duration of the Company shall be perpetual, until dissolved pursuant to Article 9 of this Agreement.

Section 1.10 Registered Office and Registered Agent. The Company's initial registered agent for service of process and the registered office shall be that Person and location reflected in the Articles of Organization filed with the Indiana Secretary of State. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Indiana Secretary of State pursuant to the Act.

Article 2
The Members

Section 2.1 Identification. Estridge, Brunner and Billy Creek shall be the initial Members of the Company. No other Person may become a Member except by way of a Transfer specifically permitted under and effected in compliance with Article 8 of this Agreement.

Section 2.2 Withdrawals. A Member may not withdraw from the Company except upon liquidation of the Company pursuant to Article 9 or by a permitted Transfer pursuant to Article 8. Except as otherwise provided herein, a Member shall not have the right to demand or withdraw all or any portion of its capital contributions or any other distribution until the time of (and on the same terms as) any such return or distribution is required to be made pursuant to Section 4.1. In no event shall a Member have a right to demand or receive property other than cash in return for capital contributions or otherwise.

Section 2.3 Conflicts.

(a) The Members and their Affiliates may conduct any business or activity whatsoever that is unrelated to the Property or the Project (including the acquisition, development, leasing, operation and sale of other real property) without any accountability to the Company or to any Member even if such business or activity competes with the business of the Company. Each Member understands that the other Members and their Affiliates may be interested, directly or indirectly, in various other such businesses and undertakings and each Member waives any rights it might otherwise have to share or participate in such other interests or activities of the other Members and their Affiliates.

(b) No Member or its Affiliates shall enter into any transaction with the Company or related to the Property or the Project unless the material facts of the transaction and the Member's (or its Affiliate's) interest is disclosed to the other Members and the transaction is authorized, approved or ratified by the Majority Investors and Estridge.

Section 2.4 Reimbursement and Fees. Unless expressly provided for in the Proforma or in this Agreement, no Member and no Affiliate of a Member shall be paid any compensation by the Company for services to the Company or be reimbursed by the Company for any expenses whatsoever including, without limitation, overhead or general administrative expenses; provided, however, that the Company will reimburse the Investors for (a) all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with (i) enforcing or defending (or determining whether or how to enforce or defend) any rights of the Investors under this

Agreement, the Lot Sales Agreement or any Related Document or (ii) any insolvency or bankruptcy of the Company, Estridge or the Builder or in connection with any work-out or restructuring of the transactions contemplated hereby and (b) one-half of all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with the structuring, negotiation and documentation of the transactions contemplated by this Agreement, the Lot Sales Agreement, any Related Document or the Project, or any subsequent amendments thereof.

Section 2.5 No Liability of Members. No Member shall be liable as such for any acts, debts or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for any acts, debts or liabilities of the Company.

Section 2.6 Duties of Members. Each Member shall have the duties (a) to act openly, honestly and reasonably with each other Member and with the Company; (b) not to misappropriate any property or assets of the Company for such Member's own benefit or for the benefit of any other Person; and (c) not to make any willful misrepresentation, or any statement that effectively constitutes a willful misrepresentation because of misleading omissions, to any other Member of the Company that could reasonably be expected to materially adversely affect the business, properties, assets, condition (financial or other) or prospects of the Company. Except as set forth in the preceding sentence, no Member, as such, shall have any duty of loyalty, duty of care or any other fiduciary duty of any character whatsoever to the Company or to any other Member. No Member as such shall be required to devote any time to the business of the Company.

Section 2.7 Indemnification of Investors. The Company shall indemnify, to the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such Person is or was an Investor or an Affiliate of any Investor. To the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, expenses incurred by any such Person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such Person to repay such expenses if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company. The rights provided to any Person by this Section shall be enforceable against the Company by such Person, who shall be presumed to have relied upon it in continuing to be a Member of the Company. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled. No amendment of this Section shall impair the rights of any Person arising at any time with respect to events occurring prior to such amendment.

Article 3
Capital of the Company

Section 3.1 Initial Capital Contributions. The Members have made or shall make contributions to the capital of the Company of cash and property in the amounts, at the agreed values and at the times set forth opposite their respective names on Exhibit A attached hereto and incorporated herein by reference. No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by it, except as specifically provided in this Agreement.

Section 3.2 Use of Proceeds. The Company shall use the capital contributions made by the Investors to immediately repay in full the Company's debt to Busey Bank set forth on Schedule C to Exhibit G hereto (an shall immediately obtain a release of Busey Bank's mortgage on the Property), and otherwise solely to pay other Project Expenses provided for in the Proforma.

Section 3.3 No Further Capital Contributions. Except for the cash and property required to be contributed pursuant to Section 3.1, the Members shall not be required to contribute additional capital to the Company.

Section 3.4 Member Loans. In the event that funds are needed by the Company for its operations, any Member may (but shall not be required to) loan such funds to the Company under such terms and conditions as may be agreed to between the Member and the Company, with the prior written consent of the Majority Investors.

Article 4
Distributions

Section 4.1 Distribution of Available Cash. All Available Cash shall be distributed at least quarterly on the first business day of each calendar quarter in the following order of priority:

(a) First, to the Investors in an amount, if any, equal to the Quarterly Distribution Payment;

(b) Next, to the Investors to the extent of their Undistributed Capital Contributions as of the date of such distribution;

(c) Next, to the Investors to the extent of their Undistributed Priority Return as of the date of such distribution; and

(d) Thereafter, one hundred percent (100%) to Estridge.

All distributions to the Investors hereunder shall be payable to them pro rata in proportion to the capital contributions made by them (or their predecessors) to the Company pursuant to this Agreement.

Section 4.3 In-Kind Distribution. Assets of the Company shall not be distributed in kind to the Members, without the prior written approval of the Manager and the Majority Investors.

Section 4.4 Restriction on Distributions. The Company shall not make any distribution to the Members unless (a) immediately after giving effect to the distribution, the Company shall have sufficient cash available to meet the reasonably anticipated needs of the Company; and (b) such distribution is made in compliance with the Act.

Article 5
Allocations and Tax Matters

Section 5.1 Allocation of Net Profits and Net Loss in General. Except as otherwise provided in this Article 5, Net Profits or Net Loss of the Company (and each item thereof) for each Fiscal Year or other period shall be allocated to the Members as follows:

(a) Net Profits shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Loss previously allocated to Estridge pursuant to Section 5.1(b)(iv) exceeds the aggregate Net Profits previously allocated to Estridge pursuant to this Section 5.1(a)(i);

(ii) Next, to the Investors to the extent of the amount by which the aggregate Net Loss previously allocated to them pursuant to Section 5.1(b)(iii) exceeds the aggregate Net Profits previously allocated to them pursuant to this Section 5.1(a)(ii);

(iii) Next, to the Investors to the extent of the amount by which their accrued Net Priority Return for all years of the Company's operations exceeds the aggregate Net Profits previously allocated to the Investors pursuant to this Section 5.1(a)(iii) for all years of the Company's operations; and

(iv) Thereafter, one hundred percent (100%) to Estridge.

(b) Net Loss shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Profits previously allocated to Estridge pursuant to Section 5.1(a)(iv), exceeds the aggregate Net Loss previously allocated to Estridge pursuant to this Section 5.1(b)(i);

(ii) Next, to the Investors, and to the extent of the amount by which the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(iii), exceeds the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(ii);

(iii) Next, to the Investors to the extent of the amount by which their Undistributed Capital Contributions exceed the excess of (1) the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(iii), over (2) the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(ii); and

(iv) Thereafter, one hundred percent (100%) to Estridge.

Section 5.2 Income Offset. Notwithstanding any other provision of this Agreement, no Net Loss or item of deduction or loss shall be allocated to a Member to the extent such allocation would cause or increase a deficit balance in such Member's capital account. In determining the extent to which the previous sentence is applicable in any Fiscal Year, each Member's capital account also shall be reduced by (i) allocations of loss and deduction that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member pursuant to Section 704(e)(2) of the Code, Section 706(d) of the Code and Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) distributions that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member to the extent they exceed offsetting increases to such Member's capital account that reasonably are expected to occur during (or prior to) the Company taxable years in which such distributions reasonably are expected to be made. Any deduction denied to a Member because of this Section 5.2 shall be allocated to the other Members in proportion to their respective Interests. If any Member unexpectedly receives an allocation or distribution described in clause (i) or (ii) above, which causes a deficit balance in such Member's capital account (as modified pursuant to this Section 5.2), such Member will be allocated items of income and gain (consisting of a pro rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to eliminate such deficit, as quickly as possible.

Section 5.3 Compliance with Regulations. The foregoing provisions of this Agreement relating to the allocation of Net Profit and Net Loss are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. The Members expect and intend that upon the liquidation of the Company, after giving effect to all contributions and all allocations for all periods, and to distributions of the Undistributed Capital Contributions plus all Undistributed Priority Returns, the Members' capital accounts will have positive balances in proportions that are consistent with the manner in which distributions will be made under Section 4.1. If at any time it becomes apparent that this would not be the result, then the allocations provided for in this Article 5 shall be modified in a manner consistent with Treasury Regulations Section 1.704-1(b) and 1.704-2(b) and Approved by the Members to the extent necessary to cause the Members' capital account balances to be in such proportions.

Section 5.4 Special Basis Adjustment. In connection with any Transfer of an Interest permitted by the terms of this Agreement, or any distribution of Company property to a Member, the Company (at the written request of any Member) shall elect under Section 754 of the Code, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b) (or any like statute or regulation then in effect), to adjust the basis of the Company's assets, provided that in the case of a Transfer the transferee pays all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

Section 5.5 Tax Matters Partner. The Manager is hereby designated as the "Tax Matters Partner" pursuant to the Code and, to the extent authorized or permitted under applicable law, the Tax Matters Partner shall represent the Company in connection with all examinations of Company affairs by taxing authorities, including resulting administrative and judicial proceedings.

Article 6
Accounting and Records

Section 6.1 Books and Records.

(a) The Manager shall keep at the Company's principal office separate books of account for the Company which shall show a true and accurate record (including bills and invoices) of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business. Such books and records shall be kept in accordance with generally accepted accounting principles consistently applied.

(b) Each Member shall, at its sole expense, have the right, at any time during normal business hours and without notice to the others, to examine, copy and audit the Company's books and records. As often as may be reasonably requested, the Manager shall permit any authorized representative designated by any Member, at such Member's own expense, to visit and inspect the Project and to discuss the Company's affairs, finances and accounts with the Manager and its representatives and the Accountants, all upon reasonable advance notice and at reasonable times during normal business hours.

Section 6.2 Reports.

(a) The Manager, at its own expense, shall cause a sales report to be prepared on a quarterly basis which contains traffic information and a sales analysis of the Project. The Manager shall distribute these quarterly reports to each Investor by within thirty (30) days after the end of each quarter.

(b) The Manager, at its own expense, shall cause a report to be prepared on a quarterly basis which contains relevant information regarding the Project, including summaries of significant actions and events taken by the Company, a statement of sources and uses of funds, income statement and balance sheet, a comparison of the Company's financial results from the inception of the Company to the date of the report with those in the Proforma, a schedule of projected taxable income for the Company and any other information the Majority Investors may reasonably request and which can be obtained and presented without undue effort and expense. The Manager shall distribute these quarterly reports to the Investors within thirty (30) days after the end of each quarter.

(c) Within forty five (45) days after the end of each Fiscal Year, the Manager shall furnish each Member with financial statements of the Company which shall contain a balance sheet as of the end of the Fiscal Year, statements of profit and loss, Available Cash, and a statement of changes in the capital accounts and financial position for the Fiscal Year then ended.

(d) The Manager shall promptly deliver to the Investors such additional financial and other information regarding the business and affairs of the Company and the Project as the Majority Investors may reasonably request.

Section 6.3 Proforma. Attached as Exhibit C is a "Proforma" setting forth, on a monthly basis, among other information, the anticipated costs of completing the Project in accordance with the Business Plan and anticipated Revenues from sales of Lots pursuant to the Lot Sales Agreement.

Section 6.4 IRR Analysis.

(a) The Manager and the Builder have prepared an analysis of the expected Internal Rate of Return on the capital to be contributed by the Investors (the "Original IRR Analysis"), which is included in the Proforma. The Original IRR Analysis projects that, over the life of the Project the Investors will receive at a 19.5% Internal Rate of Return on the capital to be contributed by them hereunder. Not later than thirty (30) days after the end of each calendar quarter or more frequently as required in Section 6.4(b), the Manager shall prepare and deliver, at its own expense, to the Investors a revised analysis of the projected Internal Rate of Return to the Investors, as of the last day of that calendar quarter, prepared in accordance with this Section (a "Revised IRR Analysis"). Each Revised IRR Analysis shall calculate the expected Internal Rate of Return to the Investors (the "Projected IRR") using (i) Revenues actually received from closed sales of Lots as of the effective date of the report, (ii) Revenues projected for unsold Lots to be sold in accordance with the Proforma, (iii) Project Expenses paid as of the effective date of the report, (iv) unpaid Project Expenses which will be required to complete the Project in accordance with the Proforma. Each Revised IRR Analysis shall contain at least as much detail about incurred and projected Project Expenses and sales of Lots, as the Original IRR Analysis contains.

(b) At any time that the Manager believes that a Revised IRR Analysis will show a Projected IRR of less than a 19.5%, it shall immediately notify the Investors and deliver a Revised IRR Analysis, together with a calculation of the Projected Increased Sales Prices for Lots which are scheduled to be purchased by the Builder during the remainder of the Project, and such other information reasonably necessary to understand the cause or causes for the decrease in the Projected IRR. Nothing in this paragraph shall relieve the Manager from delivering the regularly scheduled Revised IRR Analysis required above.

Section 6.5 Tax Returns. The Manager shall cause the Accountants to prepare, at the Company's expense, on a cash or accrual basis, as Approved by the Members, all income and other tax returns of the Company and, subject to the provisions of Section 7.5, cause the same to be filed in a timely manner. Within 60 days after the end of each tax year of the Company, the Manager shall deliver to each Person that is or was a Member at any time during such tax year, such tax information as shall be necessary for the preparation by such Persons of their federal income tax returns. Upon the reasonable request of any such Person, the Manager shall furnish to such Person such additional information as is reasonably available to the Manager with respect to the Company as may be necessary to file other required returns or reports with governmental agencies. The Manager shall notify the Members and Assignees of any available tax refunds, credits or exemptions promptly in writing after the Manager becomes aware thereof.

Section 6.6 Fiscal Year. The fiscal year of the Company (its "Fiscal Year") shall be the calendar year or any other period approved by the Manager. As used in this Agreement, a Fiscal Year shall include any partial Fiscal Year at the beginning or end of the term of the Company.

Section 6.7 Bank Accounts.

(a) The Manager shall have responsibility for the safekeeping and use of all funds and assets of the Company. The funds of the Company shall not be commingled with the funds of any other Person and the Manager shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company.

(b) The bank accounts of the Company shall be maintained in such banking institutions selected by the Manager, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Manager may determine.

(c) All funds of the Company shall be invested in such investments as are Approved by the Members other than for cash management in the normal course of business.

Article 7
Management and Operations

Section 7.1 Management. The day to day business and affairs of the Company including, site planning and engineering, and completion of infrastructure, hardscape and landscape on or ahead of schedule and at or below costs in the Proforma, shall be managed by its Manager. The Manager shall direct, manage, and control the day to day business of the Company to the best of its ability. Except for situations in which the approval of the Investors or the Members is required by this Agreement or by nonwaivable provisions of applicable law, the Manager shall have the authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business and to otherwise implement the Proforma, including, but not limited to:

(a) To do and perform all acts as may be necessary or appropriate to the conduct of the Company's business;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies and any other instruments or documents necessary to the business of the Company; and

(d) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Manager may approve; provided, that any such agreements (whether or not written) between the Manager and any of its Affiliates shall be subject to the prior written approval of the Majority Investors.

Section 7.2 Standard of Care. The Manager shall use its best efforts to cause the Company to timely complete the Project in accordance with the Business Plan, the Plans and Specifications and the Proforma. The Manager shall discharge its duties as Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

Section 7.3 Insurance.

(a) Coverage. The Manager shall procure and maintain, or cause to be procured and maintained, at its expense, insurance in amounts that are customary and reasonable for the Company's business and in any event in amounts sufficient to enable the Company to comply with applicable laws, regulations and requirements, provided that the Company shall be responsible for the costs of liability insurance to the extent set forth in the Proforma.

(b) Policy Standards. All policies of insurance shall be issued by an insurer, shall be in form and for amounts (including deductible and/or indemnity provisions) approved by the Majority Investors, and shall name the Members and the Manager as additional insureds.

(c) Administration. The Manager shall act on behalf of all named insureds under each such insurance policy with respect to all matters pertaining to the insurance afforded by each such policy, including the giving and receipt of notice of cancellation, the payment of premiums and the receipt of return premiums, if any, and of such dividends as may be declared by any of the insurance companies issuing any of such policies.

Section 7.4 Personnel. The Manager is authorized to exercise its powers and discharge its duties hereunder through its officers and/or employees and representatives. Neither the Manager nor any Affiliate of the Manager shall be required to devote its full time to the business of the Company, but shall only be obligated to devote such time and attention to the conduct of the business of the Company as shall be reasonably required for the conduct of such business.

Section 7.5 Major Decisions.

(a) Unless specifically set forth in the Proforma, the Manager shall have no authority to do any of the following acts on behalf of the Company without the prior written approval of the Majority Investors:

(i) acquire, by purchase, lease, or otherwise, any direct or indirect interest in any property in addition to the Property, or make any capital improvements;

(ii) sell or convey the Project or any portion thereof or any interest therein;

(iii) confess a judgment against the Company, submit a Company claim to litigation or arbitration, or settle any litigation or arbitration;

(iv) enter into any lease or other occupancy arrangement;

(v) admit a new Member to the Company or issue any profits interest in the Company to any Person;

(vi) do any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company;

(vii) enter into, modify, terminate, or waive any breach of or default under or give any consent under any agreement with the Manager or any Affiliate of the Manager, including the Lot Sales Agreement;

(viii) acquire an interest in or transfer property to another Person, except pursuant to the Lot Sales Agreement;

(ix) give any consent or approval under any contract or agreement if the subject of such consent or approval would require approval of the Investors under this Section were it to be undertaken directly by the Company;

(x) effect any reorganization of the Company into any other legal form, or any merger or consolidation of the Company with or into any other Person;

(xi) incur any debt for borrowed money other than as provided in the Proforma; or

(xii) petition or apply to any tribunal for the appointment of a trustee or receiver or for the liquidation of any of its assets or commence any proceeding on behalf of the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debts law of any jurisdiction or consent to the filing of any such proceedings by any other person.

Section 7.6 Fees. The Company shall pay to the Manager a fee equal to three thousand ($3,000) at the time of closing of each Lot from the proceeds received by the Company from the Builder under the Lot Sales Agreement. This fee shall be used by the Manager solely to pay Administrative Expenses; provided, however, that if the Projected IRR for any Revised IRR Analysis is less than 19.5%, the Manager shall not be paid any fee unless the Projected IRR calculated for the next quarter has been increased to 19.5% in accordance with Section 10.3.

Section 7.6. No Resignation by Estridge. Estridge may not resign as Manager without the prior written consent of the Majority Investors in their sole discretion.

Article 8
Transfer of Interests

Section 8.1 Restrictions on Transfer. Except as expressly provided for in this Agreement, no Member may Transfer all or any portion of its Interest or withdraw from the Company. Any such attempted Transfer, withdrawal or retirement not permitted hereunder shall be null and void.

Section 8.2 Permitted Transfers. Subject to Section 8.4 below, the following Transfers of Interests are permitted by this Agreement:

(a) a Transfer made by an Investor to its Affiliates;

(b) a Transfer made by an Investor who is a natural person, (i) upon the death or disability of the Investor his personal representatives, guardians, executors, administrators, testamentary trustees, legatees or beneficiaries (the "Estate"); (ii) to a trust, partnership, limited liability company or other estate planning vehicle the beneficiaries, partners or members of which are only the Investor and his spouse, siblings, stepchildren or direct lineal ancestors or descendants (a "Trust"); (iii) made as a gift to the Investor's spouse, lineal descendants or stepchildren (the "Family"); or (iv) by the Estate, a Trust or the Family (the "Family Group") to any other member of that Family Group; or

(c) a Transfer made with the prior written consent of the Manager and the Majority Investors in their discretion.

Section 8.3 Assignee Not A Member in Absence of Approval. Notwithstanding Section 8.2 or anything in this Agreement to the contrary, any transferee of an Interest shall be an assignee and have no right to participate in the management of the business and affairs of the Company, to exercise any voting power with respect to the transferred Interest, or to become a Member, unless the Manager and the Majority Investors approve the admission of the transferee as a Member; provided, however, that no approval for such admission shall be required if the transferee is an existing Member, or an Affiliate or the member of the Family Group of an existing Member, at the time of such Transfer (unless such Transfer is to a Family Group member in connection with a divorce proceeding).

Section 8.4 General Transfer and Compliance Provisions.

(a) All permitted Transfers shall be by instrument in form and substance reasonably satisfactory to counsel for the Manager, shall contain an expression by the assignee of its intention to accept the assignment and to accept and adopt all of the terms and provisions of this Agreement, as the same may have been amended, and shall provide for the payment by the assignor of all reasonable expenses incurred by the Company in connection with such assignment, including the amendments to this Agreement necessary to reflect such Transfer.

(b) Notwithstanding anything to the contrary herein, in no event shall any Member Transfer an Interest or permit any Transfers by its direct and indirect owners if, as a result, the Company would terminate under Section 708 of the Code if such termination would cause any Member or the Company to recognize a material amount of income or gain or incur a material amount of expense.

Section 8.5 Tax Allocations and Cash Distributions. If any Interest is Transferred during any Fiscal Year, Net Profits and Net Loss, or each item thereof, and all other items attributable to such Interest for such Fiscal Year shall be allocated to the transferee in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Manager. All distributions paid on or before the date of a Transfer shall be paid to the transferor, and all distributions paid thereafter shall be made to the transferee. Any reference in this Agreement to a capital contribution of, or distribution to, a Person shall include all capital contributions or distributions previously made by or to any predecessor of such Person on account of its Interest so transferred. If a Transfer does not comply with the provisions of this Article 8, then all of such items shall be allocated to the Person who attempted to make the Transfer.

Article 9
Termination of the Company

Section 9.1 Events of Dissolution. The Company shall dissolve upon the first to occur of the following events:

(a) at the election of the Majority Investors at any time after the Majority Investors notify Estridge that an Event of Default has occurred, whether or not the Majority Investors have exercised their right to remove Estridge;

(b) the sale or other disposition of all or substantially all of the assets of the Company with the prior written approval of the Majority Investors, unless such sale or other disposition involves any deferred payment of the consideration for such sale or disposition, in which case the Company shall not dissolve until the last day of the calendar year during which the Company shall receive the balance of such deferred payment;

(c) the mutual written determination of the Manager and the Majority Investors to dissolve the Company;

(d) at any time that there ceases to be at least one Member; or

(e) the issuance of a decree of dissolution by a court of competent jurisdiction.

Section 9.2 Effect of Dissolution. Upon dissolution of the Company pursuant to Section 9.1, the Company shall continue solely for the purposes of liquidating all of the assets owned by the Company (until all such assets have been sold or liquidated) and collecting the proceeds from such sales and all receivables of the Company or until the same have been written off as uncollectible. Upon such dissolution, the Company shall engage in no business thereafter other than that necessary to cause the Project to be operated on an interim basis and for the Company to collect its receivables, liquidate its assets and pay or discharge its liabilities.

Section 9.3 Sale of Assets by Liquidating Trustee.

(a) Upon dissolution of the Company, the Manager shall, as "Liquidating Trustee", proceed diligently to wind up the affairs of the Company and distribute its assets, unless the dissolution occurred because of an event described in Section 9.1(a) in which case the Majority Investors may, in their discretion, designate another Person to be Liquidating Trustee. Another Person may be selected by the Majority Investors to succeed the original Liquidating Trustee, or to succeed any subsequently selected successor, whenever the Person originally selected or any such subsequently selected successor, as the case may be, fails for any reason to carry out such purpose. The Liquidating Trustee may be an individual or Entity.

(b) The Liquidating Trustee shall promptly after dissolution offer all of the assets of the Company, other than cash, (either as an entirety or on an asset-by-asset basis) promptly for sale, upon such terms as the Liquidating Trustee shall determine.

(c) The fact that a Person is a Member or its Affiliates shall not preclude the Person from bidding for any or all of the assets being offered for sale.

(d) The decision to accept or reject an offer to purchase assets of the Company (a "Purchase Offer") shall be made solely by the Liquidating Trustee, provided, however, that if the dissolution occurred because of an event described in Section 9.1(a) the Liquidating Trustee shall not accept a Purchase Offer without the approval of the Majority Investors.

(e) In winding up the affairs of the Company, the Liquidating Trustee shall pay the liabilities of the Company in such order of priority as provided by law. Distributions to the Members shall be made in accordance with their positive capital account balances, taking into account all capital account adjustments for the Company's taxable year in which the liquidation occurs. Notwithstanding the foregoing, distributions made pursuant to this Article 9 are intended to be in strict compliance with the priority of distributions required by Section 4.1 hereof and if distributions pursuant to this Article 9 do not comply with the requirements Section 4.1, the capital account balances of the Members will be adjusted by reallocating allocations of gross income and deductions to the full extent permitted under Section 704 of the Code until such capital account balances are in such amounts to cause the final distribution pursuant to this Article 9 to conform to the requirements of Section 4.1.

(f) Liquidation proceeds shall be paid within 60 days of the end of the Company's taxable year or, if later, within 90 days after the "date of liquidation" (as such term is defined in the Treasury Regulations). Such distributions shall be in cash unless the Majority Investors agree otherwise.

(g) The Builder's obligations under Section 10.3 shall terminate upon the Majority Investors' election to dissolve the Company under Section 9.1(a), as provided in the Lot Sales Agreement.

Article 10
Removal of Estridge

Section 10.1 Removal of Estridge. Notwithstanding anything contained in this Agreement to the contrary:

(a) The Majority Investors shall have the right to remove Estridge pursuant to this Section at any time after the occurrence of any of the following events (each an "Event of Default"):

(i) the Majority Investors have issued an Unmatured Event of Default Notice to Estridge and Builder has failed to pay the entire Projected Increased Sales Prices when due in accordance with Section 10.3; or

(ii) Estridge, the Builder or the Guarantor has failed to cure an Unmatured Event of Default (whether or not it is capable of being cured) within thirty (30) days after the Majority Investors have notified Estridge that the default must be cured (the "Cure Period").

(iii) Estridge, the Builder or the Guarantor (i) is generally not paying, and admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit

of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(iv) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by Estridge, the Builder or the Guarantor, as applicable, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering its dissolution, winding up or liquidation, or any such petition shall be filed against Estridge, the Builder or the Guarantor and such petition shall not be dismissed within thirty (30) days.

(b) The Majority Investors may exercise their right to remove Estridge at any time after the occurrence of any Event of Default, by giving Estridge notice of the exercise of this right, which notice will set forth the basis for removal and the effective date, which may be immediately upon delivery of the notice (the "Removal Notice").

(c) Unless the Removal Notice specifies otherwise, upon delivery of the Removal Notice Estridge shall cease to be the Manager and a Member of the Company and shall have no further right to participate in the Company's business, Net Profits, Net Loss or distributions. Upon removal of Estridge, Estridge's entire Interest in the Company and its rights under this Agreement shall automatically and immediately cease without the payment of any consideration therefore. Such removal shall not relieve Estridge, the Builder, the Guarantor or any of their Affiliates from any liability that any of them may have for breach of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any other Related Document. Upon such removal, Estridge shall immediately turn over to the Majority Investors or their designee possession of all of the Company's books, records, properties and assets.

Section 10.2 Unmatured Events of Default. The occurrence of any of the following shall constitute an "Unmatured Event of Default":

(a) Estridge, the Builder, the Guarantor or any of their respective Affiliates has breached or otherwise failed to comply with any provision of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any of the other Related Documents; or

(b) the Guarantor dies, ceases to own a controlling interest in Estridge or the Builder, or ceases to be the chief executive officer of Estridge and the Builder active in the full time management of their business.

Estridge shall notify the Investors immediately upon learning that any Unmatured Event of Default has occurred. At any time after learning that an Unmatured Event of Default has occurred, the Majority Investors may notify Estridge that they intend to remove Estridge if the Unmatured Event of Default is not cured (whether or not it is capable of being cured) within the Cure Period (an "Unmatured Event of Default Notice").

Section 10.3 Obligation to Cure Projected IRR Deficiency. If any Revised IRR Analysis shows a Projected IRR of less than 19.5%, then Builder shall acquire Lots during the remainder of the Project for purchase prices which will cause that Revised IRR Analysis to yield a 19.5% Projected IRR (the purchase prices as increased are referred to in this Agreement as the "Projected Increased Sales Prices").

Section 10.4 No Waiver. Failure of any Member to insist upon compliance with any provision of this Agreement shall not constitute a waiver of the rights of such Member to subsequently insist upon compliance with that provision or any other provision of this Agreement.

Article 11
Miscellaneous

Section 11.1 Notices. All notices required or permitted by this Agreement shall be in writing and may be delivered in person to any party or may be sent by registered or certified mail, with postage prepaid, return receipt requested and with a copy by telefacsimile, or may be transmitted by telegraph, commercial overnight carrier service, personal delivery, telefacsimile or other commercially reasonable means and addressed:

in the case of Estridge, to:

The Estridge Development Company, Inc.
1041 West Main Street
Carmel, Indiana 46032
Attention: Michael J. Keller
Fax number: 317/582-2452

with a copy to:

Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204
Attention: Michael J. Messaglia, Esq.
Fax number: 317/636-1507

and in the case any Investor, to such Investor:

c/o Brian J. Brunner
CenterPoint Consulting LLC
P.O. Box 280
56 North Main Street
Zionsville, IN 46077
Fax number: (317) 733-3555

with copies to:

Baker & Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Fax number: 317/569-4613

or to such other address as shall, from time to time be supplied in writing by any party to the others. Notice sent by registered or certified mail, postpaid, with return receipt requested, addressed as above provided, shall be deemed given on the day of actual receipt or four (4) business days after deposit in the United States mail, whichever is earlier. If notice is telegraphed or faxed the same shall be deemed given the first business day after the transmission thereof. If notice is sent by commercial overnight carrier, the same shall be deemed given the first business day after such notice is receipted by such carrier for next day delivery. Any notice or other document sent or delivered in any other manner shall be deemed given only if and when received.

Section 11.2 Successors and Assigns. Subject to the restrictions on Transfer set forth herein, this Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

Section 11.3 No Oral Modifications; Amendments. No oral amendment of this Agreement shall be binding on the Members. This Agreement may be amended only by a written instrument executed by Estridge and the Majority Investors.

Section 11.4 Captions. Any article, section or paragraph title or caption contained in this Agreement and the table of contents are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 11.5 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or Entity may in the context require. Any reference to the Code, Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned. The term "include" and derivatives thereof shall be construed in an illustrative and not a limitative sense.

Section 11.6 Invalidity. If any provision of this Agreement shall be held invalid, it shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

Section 11.7 Counterparts. This Agreement may be executed in the original or by telecopy in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the Members, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 11.8 Further Assurances. The parties hereto agree that they will cooperate with each other in good faith and will execute and deliver, or cause to be delivered, all such other instruments, and will take all such other actions, as either party hereto may reasonably request from time to time in order to effectuate the provisions and purposes hereof.

Section 11.9 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Members with respect to the matters covered hereby. This Agreement supersedes all prior written and oral statements and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever.

Section 11.10 Enforcement Rights. Each party to this Agreement acknowledges and agrees that the agreements set forth herein are fundamental to the other parties' willingness to enter into and be bound by this Agreement. Accordingly, each party hereby agrees that each other party, jointly and/or severally, may institute and maintain any action, suit or proceeding, at law or in equity (including, without limitation, specific performance or temporary and permanent injunctive relief (without any requirement to post any bond or other security)), against any party to enforce, or otherwise act in respect of, the agreements of such party set forth in this Agreement. Such relief shall not be exclusive, but shall be cumulative and shall be in addition to damages and any other rights or remedies otherwise available at law or in equity.

Section 11.11 Attorneys' Fees. If any proceeding is brought by one Member against another to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Member shall be entitled in such proceeding to recover reasonable attorneys' fees together with the costs of such proceeding therein incurred from the nonprevailing Member. Except as provided in Section 2.4 hereof, each Member shall pay its own attorneys' fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 11.12 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

Section 11.13 No Third Party Beneficiary. This Agreement and any other agreement among the Members to pay any amount and any assumption of liability herein or therein contained, express or implied, shall be only for the benefit of the Members and their respective heirs, successors and assigns, and neither this Agreement nor such other agreement or assumption shall inure to the benefit of the obligees of any indebtedness or any other party whomsoever, it being the intention of the Members that no one shall be deemed to be a third party beneficiary of this Agreement or such other agreement.

Section 11.14 Exhibits and Glossary. Each of the Exhibits and the Glossary attached hereto are hereby incorporated herein and made a part hereof for all purposes, and references thereto in this Agreement shall be deemed to include this reference and incorporation.

Section 11.15 Estoppels. Each Member shall, upon not less than fifteen (15) days' written notice from another Member specifying the purpose for and the addressee of such statement, execute and deliver to that other Member a statement stating whether or not there are, to such Member's knowledge without independent investigation, any uncured defaults under this Agreement on the part of any other Member and its Affiliates and specifying such defaults if any are claimed. Any such statement may be relied upon by third parties, but shall not otherwise release the Member for whose benefit such statement is delivered from the consequences of any uncured defaults hereunder whether or not disclosed in such statement.

Section 11.16 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words "herein," "hereof," "hereunder," "hereby," "this Agreement" and other similar references shall be construed to mean and include this Agreement and all amendments thereof and supplements thereto unless the context shall clearly indicate or require otherwise.

Section 11.17 Consents and Approvals. Whenever the consent or approval of a Member is required by this Agreement, such Member shall have the right to give or withhold such consent or approval in its sole discretion, unless otherwise specified.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.



By: ______________________
Paul E. Estridge, Jr. its President



____
Brian J. Brunner

Billy Creek Associates II, L.P.

By: ______________________, its general partner
Otto N. Frenzel IV

For purpose of joining in making the representations attached as Exhibit G and agreeing to be bound to the terms of this Agreement the undersigned have executed this Agreement as of the date and year first above written.



Estridge Development Company, Inc.

By: ______________________
Paul E. Estridge, Jr. its President



The Estridge Group, Inc.

By: ______________________
Paul E. Estridge, Jr. its President



GLOSSARY OF DEFINED TERMS

BCE Associates II, LLC
Operating Agreement

The following terms, as used in this Agreement, shall have the meanings set forth in this Glossary or in the sections of this Agreement referred to after each term.

Accountants: Somerset CPAs, P.C. or such other firm of nationally-recognized independent certified public accountants as may be Approved by the Members.

Act: The Indiana Business Flexibility Act as from time to time in force.

Administrative Expenses: Expenses described on Exhibit F.

Affiliate: A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, manager, managing member, partner, trustee, employee, stockholder (fifteen percent (15%) or more) or direct or indirect owner of any Person referred to in the preceding clause or their respective family members, which includes children of a spouse and of a former spouse. For purposes of this definition, the term "control" means the ownership of beneficial interests in an Entity which in the aggregate give the owner thereof the right to cast fifteen percent (15%) or more of the votes with respect to any question that may be decided by owners of interests in such Entity. However, in no event shall any Investor or its Affiliates be deemed an Affiliate of the Company, Estridge or their Affiliates and in no event shall Estridge or its Affiliates be deemed an Affiliate of any Investor or its Affiliates.

Agreement: As defined in the Preamble.

Approved by (or Approval of) the Members: That the action in question has been approved in writing by Estridge and the Majority Investors.

Available Cash: As to any particular Fiscal Year or portion thereof, Revenues plus any proceeds from debt used to fund the payment of the Quarterly Distribution Payment less the sum of the following:

(a) Project Expenses paid during such period; plus

(b) a provision for reasonable working capital reserves and a reserve for projected Project Expenses, in each case in the amount set forth in the Proforma.

Code: The Internal Revenue Code of 1986, as amended from time to time and all published rules, rulings and regulations thereunder at the time of reference thereto.

Company: The limited liability company governed by the Agreement as said limited liability company may from time to time be constituted and amended.

Entity: Any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

Events of Default: Section 10.1(a).

Fiscal Year: Section 6.6.

Improvements: As defined in Exhibit C.

Interest: The entire interest (which may be segmented into and/or expressed as a percentage of various rights and/or liabilities, as applicable) of a Member in the Company at any particular time, including the right of a Member to any and all benefits to which a Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

Internal Rate of Return or IRR: The annual discount rate that results in a net present value equal to zero when the discount rate is applied to all capital contributions made by, and all distributions received by, a Person (with all cash flows recorded on the actual day that such funds were disbursed), all calculated in accordance with accepted financial practice.

Liquidating Trustee: Section 9.3.

Lot Sales Agreement: That certain agreement between the Company, as seller, and the Builder, as buyer, pursuant to which the Builder has the exclusive right and obligation to purchase the Lots at the prices set forth therein and herein for the sole purpose of constructing single family residences and selling them to the public.

Majority Investors: Those Investors that have made a majority of the capital contributions made by the Investors.

Manager: Estridge, provided that, if Estridge is removed in accordance with Section 10.1, the Majority Investors shall have the right, in their sole discretion, to appoint any other Person to become a successor Manager hereunder.

Member: Estridge, Brunner, Billy Creek and such successors, assigns or additional members as may be admitted as members of the Company, from time to time, pursuant to the terms of this Agreement.

Net Priority Return: The amount by which an Investor's Priority Return exceeds the Investor's capital contributions to the Company.

Net Profits and Net Loss: "Net Profit" and "Net Loss" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Code Section 704(b) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or loss; and

(c) any amount that is allocated pursuant to Section 5.2 shall be excluded from the determination of Net Profit and Net Loss.

Person: Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

Permitted Transferee. A transferee in a Transfer of an Interest permitted by Section 8.2 hereof.

Plans and Specifications: All architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for or in connection with the Project (or any portion thereof).

Priority Return: The amount of cash distributions which, if received by the applicable Investor on the date of determination, would result in an Internal Rate of Return to the Investor of 19.5% (computed in accordance with the definition of "Internal Rate of Return" herein and taking into consideration the timing and amounts of all capital contributions and distributions in respect of such Investor's Interest in the Company).

Proforma: The Proforma attached as Exhibit C with such revisions as are approved in accordance with Section 6.4.

Project Expenses: All expenditures, expenses and charges relating to the acquisition, improvement or development of the Property, or any portion thereof, and the operations of the Company, including the fee payable pursuant to Section 7.6.

Projected Increased Sales Prices: Section 10.3.

Projected IRR: Section 6.4(a).

Purchase Offer: Section 9.3(d).

Quarterly Distribution Payment: With respect to each Investor, an amount equal to the product of (x) 3% per quarter (i.e., a rate of 12% per annum) multiplied by (y) the amount of the Investor's Undistributed Capital Contributions (calculated prior to giving effect to any distribution pursuant to Section 4.1(b) for such quarter).

Revenues: As to any particular Fiscal Year or portion thereof, the total cash receipts of the Company from sales of Lots or otherwise.

Revised IRR Analysis: The reports required under Section 6.4.

Tax Matters Partner: Section 5.5.

Transfer: Any sale, transfer, assignment, pledge, hypothecation, gift, conveyance, security interest or other encumbrance, or any contract therefor, any voting trust or other agreement with respect to the transfer of voting rights or any other beneficial interest in, or any other transfer or disposition (including, without limitation, any disposition that would constitute a "sale" within the meaning of the Securities Act of 1933, as amended) whatsoever affecting the right, title, interest or possession in or to any Interest, whether direct or indirect, voluntary, involuntary, by operation of law or otherwise.

Treasury Regulations: Regulations promulgated pursuant to the Code by the United States Treasury Department, as amended from time to time.

Undistributed Capital Contributions: With respect to each Investor, an amount equal to the excess of (a) the aggregate capital contributions to the Company made by such Investor (or its predecessors), minus (b) the sum of all previous distributions received by such Investor (or its predecessors) pursuant to Section 4.1(b).

Undistributed Priority Return: With respect to each Investor, the remaining amount the Investor would need to receive on the date of determination in order to achieve the Priority Return on the date of determination, taking into account the sum of all distributions received by such Investor (or its predecessor) pursuant to Section 4.1 for all periods up to the date the determination is being made.

Unmatured Event of Default: Section 10.2.

Unmatured Event of Default Notice: Section 10.2.

Exhibit List

EXHIBIT A	Capital Contributions
EXHIBIT B	Legal Description of Property
EXHIBIT C	Proforma
EXHIBIT D	Business Plan for the Project
EXHIBIT E	List of Contracts and other Personal Property Assigned to the Company by Estridge
EXHIBIT F	Administrative Expenses (to be paid by Estridge out of its Fee)
EXHIBIT G	Estridge and the Builder Representations and Warranties

EXHIBIT A

Capital Contributions

Member	Capital Contribution
Billy Creek Associates II, LP	$3,500,000.00
Brian J. Brunner	$100,000.00
Estridge Development Company, Inc.	Estridge has contributed to the Company the Property and its entire right, title and interest in the Project, including those assets described on Exhibit E. In addition, Estridge will contribute to the Company from time to time 100% of the cash equity required to complete the Project in excess of the capital contributions of the other Members set forth above.

EXHIBIT B

Legal Description of Property

A part of the East Half of the Northeast Quarter of Section 20, Township 18 North, Range 3 East, Hamilton County, Indiana described as follows:

Beginning at the Southeast corner of said East Half; thence South 89 degrees 32 minutes 42 seconds West along the south line of said East Half a distance of 1331.15 feet to the Southwest corner of said East Half; thence North 00 degrees 08 minutes 01 seconds West along the west line of said East Half a distance of 1814.26 feet; thence North 89 degrees 32 minutes 42 seconds East parallel with said south line a distance of 1325.68 feet to a Mag nail set this survey and point being on the east line of said Northeast Quarter; thence South 00 degrees 18 minutes 23 seconds East along said east line a distance of 1814.23 feet to the Point of Beginning.

EXHIBIT C

Proforma

The Company will engage in the acquisition and development of 55 acres located at 141st Street and Towne Road in Carmel, Indiana (see **Exhibit B**). The Project will be developed for lots suitable for single family residential construction. The Company will not engage in the business of constructing residences and townhouses and, consequently, the capital requirements of the Company do not and will not include or reflect any costs incurred or to be incurred in connection with such stage of development.

The Property currently includes a total of 82 Lots which the Company presently intends to sell to the Builder on an "as-is" basis for the prices determined in the Lot Sales Agreement. The Builder is acquiring the Lots for the sole purpose of constructing residential dwelling units thereon. Each residence will fall into one of the following product types: 700 Series. The sale of the Lots to the Builder will take place in one or more takedowns in accordance with the schedules attached to the Proforma.

The Company will provide the Builder a building pad that will include water, sewer, gas and electric hook-up. The Company will also be responsible for roads, entry ways, entry walls and common area landscaping and the development of the community's amenity center and parkway, as outlined in the Proforma (the utility improvements, amenity center and parkway are referred to as the "Improvements").

The Builder will provide and maintain merchandised models within the Project for each product type, will construct all roads and provide all other infrastructure for the Project.

The Proforma attached as **Exhibit C** sets forth costs previously incurred and Estridge's and the Builder's current estimate of the costs anticipated to be incurred with respect to the acquisition of the Property and the construction of the Improvements on the Property and the anticipated sales proceeds to be derived from the sale of the Property.

Murphy Hall Summary	2005	2006	2007	2008	Total
SOURCES					
LOT SALES					
700 SERIES	0	32	31	19	82
Cumulative Lot Sales 700 SERIES	0	32	31	19	82
REVENUE					
700 SERIES	0	3,939,200	3,909,100	2,452,900	10,301,200
TOTAL REVENUE	0	3,939,200	3,909,100	2,452,900	10,301,200
LAND & CONSTRUCTION COSTS					
LAND	3,529,430	0	0	0	3,529,430
PLANNING					
GENERAL CONDITIONS (CRANFILL)	0	0	0	0	0
ENGINEERING (DESIGN)	155,308	3,000	0	0	158,308
LANDSCAPE DESIGN	5,000	0	0	0	5,000
DEMOLITION	0	0	0	0	0
LAND PLAN	16,770	0	0	0	16,770
LEGAL & RECORDING FEES	16,380	2,000	0	0	18,380
ZONING & PLAT	36,433	4,000	0	0	40,433
MARKET STUDY	0	0	0	0	0
					0
TOTAL PLANNING	229,891	9,000	0	0	238,891
EXCAVATION, UTILITIES, STREETS, CURBS					
SOIL TESTS	1,722	1,640	0	0	3,362
CONSTRUCTION STAKING	25,200	26,000	0	0	51,200
SITE EXCAVATION	262,000	240,000	0	0	502,000
SPECIAL SITE CONDITIONS	64,000	32,000	0	0	96,000
WATER MAINS	218,000	135,000	0	0	353,000
STORM SEWERS	300,000	135,000	0	0	435,000
SANITARY SEWERS	223,000	130,000	0	0	353,000
SANITARY & WATER AVAIL. FEES	136,000	103,000	0	0	239,000
CURBS	115,000	40,000	0	0	155,000
STREETS	335,000	136,000	0	0	471,000
DOT ENTRY & ROW IMPRVMTS.	50,000	35,000	0	0	85,000
SIDEWALKS	0	0	0	0	0
CONSTRUCTION ROAD	5,586	5,320	0	0	10,906
TOTAL POD CONSTRUCTION	1,735,508	1,018,960	0	0	2,754,468
LANDSCAPING/ENTRYWAY/LIGHTING					
LANDSCAPE, SEED, SOD	225,000	80,000	0	0	305,000
EROSION CONTROL	78,000	31,400	0	0	109,400
IRRIGATION	20,000	14,000	0	0	34,000
ENTRY WALLS	100,000	150,000	0	0	250,000
PROJECT SIGNAGE	4,620	0	0	0	4,620
STREET AND LOT SIGNS/LIGHTING	4,000	4,000	0	0	8,000
PERIMETER FENCING	6,762	10,000	0	0	16,762
ELECTRICAL/LIGHTING	7,000	5,000	0	0	12,000
TOTAL LANDSCAPING/ENTRY	445,382	294,400	0	0	739,782
COMMUNITY WIDE					
PARK FIXTURES	0	20,000	0	0	20,000
JOGGING PATH	0	0	0	0	0
BASKETBALL COURTS	0	30,000	0	0	30,000
SWIMMING POOL	0	120,000	0	0	120,000
SPECIAL STRUCTURES (pool house & parki	0	110,000	0	0	110,000
TOTAL COMMUNITY WIDE	0	280,000	0	0	280,000
PROJECT MAINTENANCE (HOA)	5,000	25,000	30,000	20,000	80,000
MANAGEMENT FEES 2000/per LOT)	0	96,000	93,000	57,000	246,000
FEES & PERMITS					
LETTERS OF CREDIT / BONDS	15,000	15,000	0	0	30,000
INSPECTION FEES	6,000	6,000	0	0	12,000
PERMITS FEES	3,000	3,000	0	0	6,000
TOTAL FEES & PERMITS	24,000	24,000	0	0	48,000
ADMINISTRATIVE/OVERHEAD					
TITLE INSURANCE	630	600	0	0	1,230
LIABILITY INSURANCE	0	0	0	0	0
PROPERTY TAXES	2,856	4,000	4,000	1,500	12,356
APPRAISAL	4,500	1,600	0	0	6,100
COMMITTMENT FEE	41,000	0	0	0	41,000
TOTAL ADMINISTRATIVE	48,986	6,200	4,000	1,500	60,686
CONTINGENCY	235,375	160,788	0	0	396,163
INTEREST TO INVESTOR	91,200	432,000	366,903	48,720	938,823
INTEREST TO BANK	53,488	131,310	22,202	0	207,001
TOTAL COSTS	6,398,260	2,477,658	516,106	127,220	9,519,244
NET CASH FLOWS	(6,398,260)	1,461,542	3,392,994	2,325,680	781,956
INVESTOR IRR	19.5%				

Murphy (Carmel 141st 7 Towne Rd)							
700 series							
Section 1							
Section 2							
tal							
	Dec-08	Jan-09	Feb-09	Mar-09		Murphy Total	
SOURCES							
LOT SALES							
700 SERIES	-	-	-	-		82	
Total	-	-	-	-	-	82	
Cumulative Lot Sales 700 SERIES	82	82	82	82			
							Ave./Lot
REVENUE							
700 SERIES	-	-	-	-		10,301,200	125,624
TOTAL REVENUE	-	-	-	-		10,301,200	125,624
LAND & CONSTRUCTION COSTS							
PAYMENTS TOWARD LAND						3,529,430	43,042
PLANNING							
GENERAL CONDITIONS (CRANFILL)						-	
ENGINEERING (DESIGN)						158,308	1,931
LANDSCAPE DESIGN						5,000	61
DEMOLITION						-	-
LAND PLAN						16,770	205
LEGAL & RECORDING FEES						18,380	224
ZONING & PLAT						40,433	493
MARKET STUDY						-	-
TOTAL PLANNING	-	-	-	-	-	238,891	2,913
EXCAVATION, UTILITIES, STREETS, CURBS							
SOIL TESTS						3,362	41
CONSTRUCTION STAKING						51,200	624
EXCAVATION						502,000	6,122
.CIAL SITE CONDITIONS						96,000	1,171
WATER MAINS						353,000	4,305
STORM SEWERS						435,000	5,305
SANITARY SEWERS						353,000	4,305
SANITARY & WATER AVAIL. FEES						239,000	2,915
CURBS & SIDEWALKS						155,000	1,890
STREETS						471,000	5,744
DOT ENTRY & ROW IMPRVMTS.						85,000	1,037
SIDEWALKS						-	-
CONSTRUCTION ROAD						10,906	133
TOTAL POD CONSTRUCTION	-	-	-	-	-	2,754,468	33,591
LANDSCAPING/ENTRYWAY/LIGHTING							
LANDSCAPE,SEED,SOD						305,000	3,720
EROSION CONTROL						109,400	1,334
IRRIGATION						34,000	415
ENTRY WALLS						250,000	3,049
PROJECT SIGNAGE						4,620	56
STREET AND LOT SIGNS/LIGHTING						8,000	98
PERIMETER FENCING						16,762	204
ELECTRICAL/LIGHTING						12,000	146
TOTAL LANDSCAPING/ENTRY	-	-	-	-	-	739,782	9,022
COMMUNITY WIDE							
PARK FIXTURES						20,000	244
JOGGING PATH						-	-
BASKETBALL COURTS						30,000	366
SWIMMING POOL						120,000	1,463
SPECIAL STRUCTURES (pool house & parking)						110,000	1,341
TOTAL COMMUNITY WIDE	-	-	-	-	-	280,000	3,415
							-
PROJECT MAINTENANCE (HOA)	0	0	0	0		80,000	976
MANAGEMENT FEES 3000/per LOT)	0	0	0	0		246,000	3,000
							-
S & PERMITS							
LETTERS OF CREDIT / BONDS						30,000	366
INSPECTION FEES						12,000	146
PERMITS FEES						6,000	73
TOTAL FEES & PERMITS	-	-	-	-	-	48,000	585
ADMINISTRATIVE/OVERHEAD							
TITLE INSURANCE						1,230	15
LIABILITY INSURANCE						-	-
PROPERTY TAXES						12,356	151
APPRAISAL						6,100	74
COMMITTMENT FEE						41,000	500
TOTAL ADMINISTRATIVE	-	-	-	-	-	60,686	740
CONTINGENCY	-	-	-	-	-	396,183	4,831
INTEREST TO INVESTOR	-			-		938,823	11,449
TEREST TO BANK						207,001	2,524
TOTAL COSTS	-	-	-	-		9,519,244	116,088
CUMMULATIVE COST	9,519,244	9,519,244	9,519,244	9,519,244			
MONTHLY SURPLUS/(DEFICIT)	-	-	-	-			
BANK LOAN TO COVER DEFICIT	-	-	-	-			
SURPLUS FOR BANK REPAYMENT	-	-	-	-			
							781,956
TOTAL BANK DEBT ACCUMULATION	-	-	-	-			
CASH AFTER BANK DEBT PAYMENT	-	-	-	-			
INVESTOR BALANCE	-	-	-	-			
CASH AFTER BANK/INVESTOR DEBT	-	-	-	-		781,956	
INVESTOR SHARE OF PROFIT		-	-	-		781,956	
ESTRIDGE SHARE OF PROFIT						-	
TOTAL INVESTOR RETURN	-	-	-	-		1,720,779	19.5%

Murphy (Carmel 141st 7 Towne Rd)									
700 series									
Section 1									
Section 2									
al									
	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08
SOURCES									
LOT SALES									
700 SERIES	2	3	2	3	2	2	-	-	-
Total	2	3	2	3	2	2	-	-	-
Cumulative Lot Sales 700 SERIES	70	73	75	78	80	82	82	82	82
REVENUE									
700 SERIES	258,200	387,300	258,200	387,300	258,200	258,200	-	-	-
TOTAL REVENUE	258,200	387,300	258,200	387,300	258,200	258,200	-	-	-
LAND & CONSTRUCTION COSTS									
PAYMENTS TOWARD LAND									
PLANNING									
GENERAL CONDITIONS (CRANFILL)									
ENGINEERING (DESIGN)									
LANDSCAPE DESIGN									
DEMOLITION									
LAND PLAN									
LEGAL & RECORDING FEES									
ZONING & PLAT									
MARKET STUDY									
TOTAL PLANNING	-	-	-	-	-	-	-	-	-
EXCAVATION, UTILITIES,STREETS,CURBS									
SOIL TESTS									
CONSTRUCTION STAKING									
EXCAVATION									
CIAL SITE CONDITIONS									
WATER MAINS									
STORM SEWERS									
SANITARY SEWERS									
SANITARY & WATER AVAIL. FEES									
CURBS & SIDEWALKS									
STREETS									
DOT ENTRY & ROW IMPRVMTS.									
SIDEWALKS									
CONSTRUCTION ROAD									
TOTAL POD CONSTRUCTION	-	-	-	-	-	-	-	-	-
LANDSCAPING/ENTRYWAY/LIGHTING									
LANDSCAPE,SEED,SOD									
EROSION CONTROL									
IRRIGATION									
ENTRY WALLS									
PROJECT SIGNAGE									
STREET AND LOT SIGNS/LIGHTING									
PERIMETER FENCING									
ELECTRICAL/LIGHTING									
TOTAL LANDSCAPING/ENTRY	-	-	-	-	-	-	-	-	-
COMMUNITY WIDE									
PARK FIXTURES									
JOGGING PATH									
BASKETBALL COURTS									
SWIMMING POOL									
SPECIAL STRUCTURES (pool house & parking)									
TOTAL COMMUNITY WIDE	-	-	-	-	-	-	-	-	-
PROJECT MAINTENANCE (HOA)	0	5000	0	0	5000	5000	0	0	0
MANAGEMENT FEES 3000/per LOT)	6000	9000	6000	9000	6000	6000	0	0	0
S & PERMITS									
LETTERS OF CREDIT / BONDS									
INSPECTION FEES									
PERMITS FEES									
TOTAL FEES & PERMITS	-	-	-	-	-	-	-	-	-
ADMINISTRATIVE/OVERHEAD									
TITLE INSURANCE									
LIABILITY INSURANCE									
PROPERTY TAXES			1,500						-
APPRAISAL									
COMMITTMENT FEE									
TOTAL ADMINISTRATIVE	-	-	1,500	-	-	-	-	-	-
CONTINGENCY	-	-	-	-	-	-	-	-	-
INTEREST TO INVESTOR	37,585			11,135			-		
REST TO BANK	-	-	-	-	-				
TOTAL COSTS	43,585	14,000	7,500	20,135	11,000	11,000	-	-	-
CUMMULATIVE COST	9,455,609	9,469,609	9,477,109	9,497,244	9,508,244	9,519,244	9,519,244	9,519,244	9,519,244
MONTHLY SURPLUS/(DEFICIT)	214,615	373,300	250,700	367,165	247,200	247,200	-	-	-
BANK LOAN TO COVER DEFICIT	-	-	-	-	-	-	-	-	-
SURPLUS FOR BANK REPAYMENT	214,615	373,300	250,700	367,165	247,200	247,200	-	-	-
TOTAL BANK DEBT ACCUMULATION	-	-	-	-	-	-	-	-	-
CASH AFTER BANK DEBT PAYMENT	214,615	373,300	250,700	367,165	247,200	247,200	-	-	-
INVESTOR BALANCE	703,609	330,309	79,609	-	-	-	-	-	-
CASH AFTER BANK/INVESTOR DEBT	-	-	-	287,556	247,200	247,200	-	-	-
INVESTOR SHARE OF PROFIT	-	-	-	287,556	247,200	247,200	-	-	
ESTRIDGE SHARE OF PROFIT			-	-	-	-			
TOTAL INVESTOR RETURN	252,200	373,300	250,700	378,300	247,200	247,200	-	-	-

Murphy proforma (exhibit B)

Murphy (Carmel 141st 7 Towne Rd)										
700 series										
Section 1										
Section 2										
al										
	May-07	Jun-07	Jul-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08
SOURCES										
LOT SALES										
700 SERIES	2	3	2	3	2	3	2	3	2	3
Total	2	3	2	3	2	3	2	3	2	3
Cumulative Lot Sales 700 SERIES	45	48	50	53	55	58	60	63	65	68
REVENUE										
700 SERIES	252,200	378,300	252,200	378,300	252,200	378,300	252,200	378,300	258,200	387,300
TOTAL REVENUE	252,200	378,300	252,200	378,300	252,200	378,300	252,200	378,300	258,200	387,300
LAND & CONSTRUCTION COSTS										
PAYMENTS TOWARD LAND										
PLANNING										
GENERAL CONDITIONS (CRANFILL)										
ENGINEERING (DESIGN)										
LANDSCAPE DESIGN										
DEMOLITION										
LAND PLAN										
LEGAL & RECORDING FEES										
ZONING & PLAT										
MARKET STUDY										
TOTAL PLANNING	-	-	-	-	-	-	-	-	-	-
EXCAVATION, UTILITIES,STREETS,CURBS										
SOIL TESTS										
CONSTRUCTION STAKING										
EXCAVATION										
...IAL SITE CONDITIONS										
WATER MAINS										
STORM SEWERS										
SANITARY SEWERS										
SANITARY & WATER AVAIL. FEES										
CURBS & SIDEWALKS										
STREETS										
DOT ENTRY & ROW IMPRVMTS.										
SIDEWALKS										
CONSTRUCTION ROAD										
TOTAL POD CONSTRUCTION	-	-	-	-	-	-	-	-	-	-
LANDSCAPING/ENTRYWAY/LIGHTING										
LANDSCAPE,SEED,SOD										
EROSION CONTROL										
IRRIGATION										
ENTRY WALLS										
PROJECT SIGNAGE										
STREET AND LOT SIGNS/LIGHTING										
PERIMETER FENCING										
ELECTRICAL/LIGHTING										
TOTAL LANDSCAPING/ENTRY	-	-	-	-	-	-	-	-	-	-
COMMUNITY WIDE										
PARK FIXTURES										
JOGGING PATH										
BASKETBALL COURTS										
SWIMMING POOL										
SPECIAL STRUCTURES (pool house & parking)										
TOTAL COMMUNITY WIDE	-	-	-	-	-	-	-	-	-	-
PROJECT MAINTENANCE (HOA)	0	0	5000	0	0	10000	0	0	5000	0
MANAGEMENT FEES 3000/per LOT)	6000	9000	6000	9000	6000	9000	6000	9000	6000	9000
& PERMITS										
...TTERS OF CREDIT / BONDS										
INSPECTION FEES										
PERMITS FEES										
TOTAL FEES & PERMITS	-	-	-	-	-	-	-	-	-	-
ADMINISTRATIVE/OVERHEAD										
TITLE INSURANCE										
LIABILITY INSURANCE										
PROPERTY TAXES	2,000						2,000			
APPRAISAL										
COMMITTMENT FEE										
TOTAL ADMINISTRATIVE	2,000	-	-	-	-	-	2,000	-	-	-
CONTINGENCY	-	-	-	-	-	-	-	-	-	-
INTEREST TO INVESTOR		106,836			88,118			63,949		
...REST TO BANK	741	-	-	-	-	-	-	-	-	-
TOTAL COSTS	8,741	115,836	11,000	9,000	94,118	19,000	8,000	72,949	11,000	9,000
CUMMULATIVE COST	9,062,121	9,177,957	9,188,957	9,197,957	9,292,075	9,311,075	9,319,075	9,392,024	9,403,024	9,412,024
MONTHLY SURPLUS/(DEFICIT)	243,459	262,464	241,200	369,300	158,082	359,300	244,200	305,351	247,200	378,300
BANK LOAN TO COVER DEFICIT	-	-	-	-	-	-	-	-	-	-
SURPLUS FOR BANK REPAYMENT	243,459	262,464	241,200	369,300	158,082	359,300	244,200	305,351	247,200	378,300
TOTAL BANK DEBT ACCUMULATION	-	-	-	-	-	-	-	-	-	-
CASH AFTER BANK DEBT PAYMENT	116,379	262,464	241,200	369,300	158,082	359,300	244,200	305,351	247,200	378,300
INVESTOR BALANCE	3,483,621	3,221,157	2,979,957	2,610,657	2,452,575	2,093,275	1,849,075	1,543,724	1,296,524	918,224
CASH AFTER BANK/INVESTOR DEBT										
INVESTOR SHARE OF PROFIT										
ESTRIDGE SHARE OF PROFIT										
TOTAL INVESTOR RETURN	116,379	369,300	241,200	369,300	246,200	359,300	244,200	369,300	247,200	378,300

Murphy (Carmel 141st 7 Towne Rd)

700 series

Section 1

Section 2

	Section 2 Construction										
	Jun-06	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06	Jan-07	Feb-07	Mar-07	Apr-07
SOURCES											
LOT SALES											
700 SERIES	3	2	3	2	3	2	3	2	3	3	3
Total	3	2	3	2	3	2	3	2	3	3	3
Cumulative Lot Sales 700 SERIES	17	19	22	24	27	29	32	34	37	40	43
REVENUE											
700 SERIES	369,300	246,200	369,300	246,200	369,300	246,200	369,300	252,200	378,300	378,300	378,300
TOTAL REVENUE	369,300	246,200	369,300	246,200	369,300	246,200	369,300	252,200	378,300	378,300	378,300
LAND & CONSTRUCTION COSTS											
PAYMENTS TOWARD LAND											
PLANNING											
GENERAL CONDITIONS (CRANFILL)											
ENGINEERING (DESIGN)	3,000										
LANDSCAPE DESIGN											
DEMOLITION											
LAND PLAN											
LEGAL & RECORDING FEES		2,000									
ZONING & PLAT		4,000									
MARKET STUDY											
TOTAL PLANNING	3,000	6,000	-	-	-	-	-	-	-	-	-
EXCAVATION, UTILITIES,STREETS,CURBS											
SOIL TESTS		620	620								
CONSTRUCTION STAKING	2,000	12,000	12,000								
EXCAVATION		120,000	120,000								
IAL SITE CONDITIONS		32,000	-					-			
WATER MAINS		65,000	70,000								
STORM SEWERS		67,500	67,500								
SANITARY SEWERS		55,000	75,000								
SANITARY & WATER AVAIL. FEES		103,000									
CURBS & SIDEWALKS		20,000	20,000								
STREETS		-	68,000	68,000							
DOT ENTRY & ROW IMPRVMTS.		35,000									
SIDEWALKS		-	-								
CONSTRUCTION ROAD		2,660	2,660								
TOTAL POD CONSTRUCTION	2,000	512,980	435,980	68,000	-	-	-	-	-	-	-
LANDSCAPING/ENTRYWAY/LIGHTING											
LANDSCAPE,SEED,SOD		40,000	40,000								
EROSION CONTROL		15,700	15,700			-	-				
IRRIGATION		7,000	7,000								
ENTRY WALLS		100,000	50,000								
PROJECT SIGNAGE											
STREET AND LOT SIGNS/LIGHTING		2,000	2,000					-	-		
PERIMETER FENCING		5,000	5,000								
ELECTRICAL/LIGHTING		5,000									
TOTAL LANDSCAPING/ENTRY	-	174,700	119,700	-	-	-	-	-	-	-	-
COMMUNITY WIDE											
PARK FIXTURES		10,000	10,000								
JOGGING PATH											
BASKETBALL COURTS		15,000	15,000								
SWIMMING POOL		60,000	60,000								
SPECIAL STRUCTURES (pool house & parking)		55,000	55,000								
TOTAL COMMUNITY WIDE	-	140,000	140,000	-	-	-	-	-	-	-	-
PROJECT MAINTENANCE (HOA)	0	5000	0	0	10000	0	0	10000	0	0	5000
MANAGEMENT FEES 3000/per LOT)	9000	6000	9000	6000	9000	6000	9000	6000	9000	9000	9000
& PERMITS											
ERS OF CREDIT / BONDS		15,000									
INSPECTION FEES		6,000				-					
PERMITS FEES		3,000				-					
TOTAL FEES & PERMITS	-	24,000	-	-	-	-	-	-	-	-	-
ADMINISTRATIVE/OVERHEAD											
TITLE INSURANCE		600									
LIABILITY INSURANCE											
PROPERTY TAXES						2,000					
APPRAISAL		1,600									
COMMITTMENT FEE											
TOTAL ADMINISTRATIVE	-	2,200	-	-	-	2,000	-	-	-	-	-
CONTINGENCY	200	85,388	50,000	25,000	-	-	-	-	-	-	-
INTEREST TO INVESTOR	108,000			108,000			108,000			108,000	
REST TO BANK	7,579	6,182	10,360	12,669	12,514	10,544	9,216	7,798	6,465	4,349	2,850
TOTAL COSTS	129,779	962,450	765,040	219,669	31,514	18,544	126,216	23,798	15,465	121,349	16,850
CUMMULATIVE COST	6,752,486	7,714,936	8,479,977	8,699,645	8,731,159	8,749,703	8,875,918	8,899,716	8,915,181	9,036,530	9,053,379
MONTHLY SURPLUS/(DEFICIT)	239,521	(716,250)	(395,740)	26,631	337,786	227,656	243,084	228,402	362,835	256,951	361,450
BANK LOAN TO COVER DEFICIT	-	716,250	395,740	-	-	-	-	-	-	-	-
SURPLUS FOR BANK REPAYMENT	239,521	-	-	26,631	337,786	227,656	243,084	228,402	362,835	256,951	361,450
TOTAL BANK DEBT ACCUMULATION	1,059,786	1,776,036	2,171,777	2,145,245	1,807,459	1,579,803	1,336,718	1,108,316	745,481	488,530	127,079
CASH AFTER BANK DEBT PAYMENT	-	-	-	-	-	-	-	-	-	-	-
INVESTOR BALANCE	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000
CASH AFTER BANK/INVESTOR DEBT											
INVESTOR SHARE OF PROFIT											
ESTRIDGE SHARE OF PROFIT											
TOTAL INVESTOR RETURN	108,000	-	-	108,000	-	-	108,000	-	-	108,000	-

Murphy (Carmel 141st 7 Towne Rd)											
700 series			Total		Lot Pricing			2006	2007	2008	2009
Section 1		42	42								
Section 2		40	40		700 Series			123,100	126,100	129,100	132,100
il	0	82	82								
	Section 1 Construction										
	Jul-05	Aug-05	Sep-05	Oct-05	Nov-05	Dec-05	Jan-06	Feb-06	Mar-06	Apr-06	May-06
SOURCES											
LOT SALES											
700 SERIES					-	-	3	3	3	3	2
Total					-	-	3	3	3	3	2
Cumulative Lot Sales 700 SERIES					-	-	3	6	9	12	14
REVENUE											
700 SERIES	-	-	-	-	-	-	369,300	369,300	369,300	369,300	246,200
TOTAL REVENUE	-	-	-	-	-	-	369,300	369,300	369,300	369,300	246,200
LAND & CONSTRUCTION COSTS											
PAYMENTS TOWARD LAND	3,528,430										
PLANNING											
GENERAL CONDITIONS (CRANFILL)											
ENGINEERING (DESIGN)	43,482	36,066		37,880	37,880						
LANDSCAPE DESIGN	-	5,000									
DEMOLITION	-	-									
LAND PLAN	16,770	-									
LEGAL & RECORDING FEES	8,190	8,190									
ZONING & PLAT	31,433	5,000									
MARKET STUDY											
TOTAL PLANNING	99,875	54,256		37,880	37,880	-	-	-	-	-	-
EXCAVATION, UTILITIES,STREETS,CURBS											
SOIL TESTS		661	661								
CONSTRUCTION STAKING		12,600	12,600								
EXCAVATION		131,000	131,000								
JAL SITE CONDITIONS		32,000	32,000								
WATER MAINS		109,000	109,000								
STORM SEWERS		150,000	150,000								
SANITARY SEWERS		99,000	124,000								
SANITARY & WATER AVAIL. FEES		136,000									
CURBS & SIDEWALKS		57,500	57,500								
STREETS		-	167,500	167,500							
DOT ENTRY & ROW IMPRVMTS.		25,000	25,000								
SIDEWALKS		-	-								
CONSTRUCTION ROAD		2,793	2,793								
TOTAL POD CONSTRUCTION	-	756,754	612,254	167,500	-	-	-	-	-	-	-
LANDSCAPING/ENTRYWAY/LIGHTING											
LANDSCAPE,SEED,SOD		112,500	112,500								
EROSION CONTROL		-	39,000	39,000							
IRRIGATION		10,000	10,000								
ENTRY WALLS		100,000									
PROJECT SIGNAGE		2,310	2,310								
STREET AND LOT SIGNS/LIGHTING		2,000	2,000								
PERIMETER FENCING		3,381	3,381								
ELECTRICAL/LIGHTING		5,000	2,000								
TOTAL LANDSCAPING/ENTRY	-	235,191	171,191	39,000	-	-	-	-	-	-	-
COMMUNITY WIDE											
PARK FIXTURES	-										
JOGGING PATH	-										
BASKETBALL COURTS	-										
SWIMMING POOL	-										
SPECIAL STRUCTURES (pool house & parking)											
TOTAL COMMUNITY WIDE	-	-	-	-	-	-	-	-	-	-	-
PROJECT MAINTENANCE (HOA)	0	0	0	5000	0	0	5000	0	0	5000	0
MANAGEMENT FEES 3000/per LOT)	0	0	0	0	0	0	9000	9000	9000	9000	6000
& PERMITS											
ERS OF CREDIT / BONDS		15,000									
INSPECTION FEES		6,000									
PERMITS FEES		3,000									
TOTAL FEES & PERMITS	-	24,000	-	-	-	-	-	-	-	-	-
ADMINISTRATIVE/OVERHEAD											
TITLE INSURANCE		630									
LIABILITY INSURANCE											
PROPERTY TAXES		2,856									2,000
APPRAISAL		1,500	3,000								
COMMITTMENT FEE		11,000		30,000							
TOTAL ADMINISTRATIVE	-	15,986	3,000	30,000	-	-	-	-	-	-	2,000
CONTINGENCY	9,988	103,093	98,645	23,650	-	-	-	-	-	-	200
INTEREST TO INVESTOR						91,200			108,000		
REST TO BANK		5,729	5,729	12,589	14,299	15,142	15,740	14,342	12,324	10,924	8,916
TOTAL COSTS	3,639,293	1,194,009	1,090,619	315,619	52,179	106,342	29,740	23,342	129,324	24,924	17,116
CUMMULATIVE COST	3,639,293	4,833,302	5,924,120	6,239,739	6,291,918	6,398,260	6,428,000	6,451,343	6,580,667	6,605,591	6,622,707
MONTHLY SURPLUS/(DEFICIT)	(3,639,293)	(1,194,009)	(1,090,619)	(315,619)	(52,179)	(106,342)	339,560	345,958	239,976	344,376	229,084
BANK LOAN TO COVER DEFICIT	39,293	1,194,009	1,090,619	315,619	52,179	106,342	-	-	-	-	-
SURPLUS FOR BANK REPAYMENT	-	-	-	-	-	-	339,560	345,958	239,976	344,376	229,084
TOTAL BANK DEBT ACCUMULATION	39,293	1,233,302	2,324,120	2,639,739	2,691,918	2,798,260	2,458,700	2,112,743	1,872,767	1,528,391	1,299,307
CASH AFTER BANK DEBT PAYMENT	-	-	-	-	-	-	-	-	-	-	-
INVESTOR BALANCE	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000
CASH AFTER BANK/INVESTOR DEBT											
INVESTOR SHARE OF PROFIT											
ESTRIDGE SHARE OF PROFIT											
TOTAL INVESTOR RETURN			-	(3,600,000)	-	91,200	-	-	108,000	-	-

EXHIBIT D

Business Plan

(See Exhibit C and Proforma)

EXHIBIT E

List of Contracts and other Personal Property
Assigned to the Company by Estridge

1. All rights to use the name "Murphy Hall."

2. All rights of Estridge and its Affiliates in any master plans, land use plans/models, architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for the Project (or any portion thereof).

3. All rights or benefits of Estridge and its Affiliates in and to all prior discussions with governmental bodies, entities and agencies with respect to the Project (or any portion thereof) and the Development Plan.

4. All right, title and interest of Estridge and its Affiliates to continue the negotiations, discussions and business arrangements with respect to the Project (or any portion thereof) and the Development Plan.

5. All agreements for utility services for the Project (or any portion thereof).

6. All other rights, licenses and permits related to the Project (or any portion thereof).

7. All rights or benefits in all professional studies on evaluating the Project (or any portion thereof).

8. All rights or benefits on bonds, security deposit or letters of credit required in connection with the Project (or any portion thereof).

9. The following Contracts: (See attached list)

List of Contracts

Description of Work	Vendor
Site Work (excavation of ponds, balance site, construct pads)	Crider & Crider
Storm & Sanitary Sewer Installation	Crider & Crider
Water Installation	Crider & Crider
Erosion Control	Gwinnuips

EXHIBIT F

Administrative Expenses

(to be paid by Estridge out of its Fee)

All costs of administering this Project shall be paid by Estridge except to the extent otherwise specifically provided in the Proforma. Administrative expenses to be paid by Estridge include:

1. general office expenses, including overhead and compensation of office employees,

2. on site project supervision.

EXHIBIT G

Estridge and the Builder Representations and Warranties

As an inducement to Brunner and Billy Creek to enter into this Agreement, Estridge and the Builder, jointly and severally with Estridge, represent and warrant to the Investors that:

Warranty of Title. The Company is the record and beneficial owner in fee simple of the Property, together with all easements appurtenant and all land use, development, water, drainage and zoning rights applicable thereto, free and clear of all liens, charges, easements, covenants, conditions, restrictions and encumbrances whatsoever, other than those set forth in **Schedule A** ("Permitted Exceptions"). The Company has the power and authority to convey, transfer and assign fee simple title to the Property. Neither the Company, nor Estridge, nor the Builder has granted any options, rights of first refusal or rights of first opportunity to purchase fee simple title or any other interest in the Property, except that the Company has agreed to sell the Lots to the Builder in accordance with the terms of the Lot Sales Agreement.

Authority. The Company, Estridge, and the Builder each have full right, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and all other documents and instruments to be executed and delivered by it pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby (the "Related Documents"). This Agreement and the Related Documents, when executed and delivered, will constitute the duly authorized, valid and legally binding obligation of the Company, Estridge, and the Builder and will be enforceable strictly in accordance with their respective terms. All action, including the obtainment of consents and approvals required to authorize execution and performance of this Agreement and the other instruments herein provided, have been obtained.

Conflicts. The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions herein or therein contemplated, and compliance with the terms and provisions hereof or thereof, will not (i) violate any presently existing provisions of law or any presently existing applicable regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, or (ii) conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, instrument, document, agreement or contract of any kind to which the Company, Estridge or the Builder is a party or by which it may be bound.

Pending Litigation. There are no petitions, actions, suits, proceedings or investigations pending against the Company, Estridge or the Builder relating to the execution and delivery of this Agreement or any Related Document, the Property, the Project, the Governmental Commitments, Permits or that could otherwise affect the Project or the Property, before any court or any governmental, administrative, regulatory, adjudicatory or arbitrational body or agency of any kind (including, without limitation, any actions or petitions to alter or declare invalid any laws, ordinances, rules, regulations, permits, certificates, restrictions, leases or agreements authorizing or relating to the Project or the Property). None of the foregoing is subject to the terms of any previously entered and final orders, writs, injunctions, decrees or arbitration awards which continue to be binding and in full force and effect.

Potential Litigation. No notices have been received that this Agreement, any Related Document, the Government Commitments, the Permits, the Property, the Project, the Company, Estridge, or the Builder is the subject of any threatened investigation, action, litigation, or proceeding, either judicial or administrative. No notices have been received or process served or other action taken with respect to the existence or enforcement of any outstanding orders, writs, injunctions, or decree of any court, government, governmental authority, or arbitration against or affecting all or any portion of the Property, the Project, the Company, Estridge, or the Builder.

Compliance. The Property and the Project are in compliance with all Permits, laws, ordinances, statutes, rules, regulations, restrictions, and orders applicable thereto. No notice has been received from any governmental authority that the Project or Property is in violation of any of the foregoing or that remedial action is required to regain compliance. There is no pending or threatened investigation or inquiry by any governmental authority with respect to the Property and the Project. No law, ordinance, statute, rule, regulation, restriction, or order is pending which, if enacted, would adversely affect the Property and the Project. Neither the Property nor the construction of the Project on the Property nor the use of the Project when completed will then violate, any presently existing applicable statute, law, regulation, rule, ordinance or order of any kind whatsoever (including, but not limited to, any presently existing zoning or building laws or ordinances, any presently existing environmental protection laws or regulations, or any presently existing rules, regulations or orders of any governmental agency), or any Permit issued with respect to the Project or any condition, easement, right-of-way, covenant or restriction of record affecting the Property.

Utilities. The Company has entered into binding agreements with the providers of water, storm and sanitary sewer, gas, electric and telephone services to provide such services in sufficient quantities for the construction and the operation of 82 Lots in the Project and nothing will prevent the Company from entering into similar agreements for such services in sufficient quantity to complete the remainder of the Project. The Company has obtained all Permits and approvals necessary to extend such lines and mains to bring such utility services to the Property. Such Permits and approvals are in full force and effect. The Company holds all rights to such Permits and approvals, has assigned no interests therein to others and has not contracted to assign or grant rights therein to others. Such agreements and Permits provide for no extraordinary or special (unique to the Property) tap-on charges and user fees. The plat of subdivision as recorded or separate recorded instruments provide recorded easements to service every Lot within the Project with all utilities. No easement for technology services (e.g. telephones, cable television, alarm systems, and intra/internet service) shall be granted unless the form of such easement has received the prior written approval of the Majority Investors and no such easement shall be granted across unsubdivided portions of the Property.

Documents furnished. Neither this Agreement, nor any Related Document, nor any exhibit or Schedule thereto or any document, report, financial statement, schedule, certificate, or other statement required herein or therein furnished or to be furnished contains any untrue statement of a material fact or omits to state a material fact relating to the Property, the Project, the Purchase Contract, Government Commitments, Permits, the Company, Estridge, the Builder or otherwise, and each of the foregoing is true and correct in all material respects. The financial statements of Estridge and the Builder previously delivered to the Investors have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be noted therein) and fairly reflect the financial condition, results of operations and cash flows of Estridge and the Builder for the periods presented.

Zoning. The Property is duly and validly zoned for the construction of the Project. Such zoning is unconditional, in full force and effect, and no attacks are pending or threatened with respect thereto. The transfer of the Property will cause no change in such zoning.

Contracts. There are no contracts or agreements (either oral or written) affecting the Property and the Project, including, without limitation, leases, tenancies or other contracts or agreements relating to the design, engineering, construction, maintenance, development or management thereof (collectively "Contracts") other than those listed in **Exhibit E**. All right title and interest in the Contracts is owned by the Company, free and clear of any liens or rights and interests of third parties, Estridge, and the Builder (except for Estridge's and the Builder's rights expressly contemplated by this Agreement and the Lot Sales Agreement). Heretofore true, correct, and complete copies of all of such Contracts and all of the Plans and Specifications have been furnished to Brunner and Billy Creek. Such Contracts are in full force and effect, are unamended and no defaults or potential claims for default exist thereunder. The Company has not previously assigned or contracted to assign the Contracts or any interests therein.

Brokerage Commissions and Finders Fees. No person is entitled to any brokerage fees or commissions in connection with the Property, the Project or the transactions contemplated by this Agreement and the Lot Sales Agreement which have not previously been paid in full.

Condemnation. No notices have been received from any governmental or quasi-governmental body or agency or from any person or entity with respect to (and none are expected or contemplated) any actual or threatened taking of the Property, or any portion thereof, for any public or quasi-public purpose by the exercise of the right of condemnation or eminent domain.

Proforma. The Proforma sets forth all expenses and costs incurred or estimated to be incurred, in connection with the acquisition of the Property and the completion of the Project, including all costs and expenses incurred or estimated to be incurred, established and maintained in connection with the construction of the Improvements. All estimates set forth in the Proforma are based on reasonable assumptions in light of the prior experience of Estridge and the Builder in connection with other projects similar to the Project.

Priority Return. Each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder.

Existing Permits and Applications. All building, zoning and other permits ("Permits") heretofore issued for the Project and all applications submitted and pending for the Project are listed and described on **Schedule B**. All of the Permits are issued in favor of and are owned solely by the Company. The Permits may be assigned and transferred without the imposition of additional conditions except for the payment of a scheduled re-issue fee. All issued Permits are in full force and effect, all fees required for the issuance thereof have been paid, and no actions to revoke such Permits are pending or threatened. The Company has entered into no other agreements to assign and transfer the Permits or to grant other rights to use the Permits.

Claims. There are no claims or liabilities (whether accrued, contingent, or otherwise) relating to the Property and the Project, including recaptures and impact fees, other than those described on **Schedule C**. There are no facts in existence that might reasonably serve as the basis now or in the future for any liabilities or obligations with respect to the Property and the Project, other than as described in **Schedule C**.

Taxes. All federal, state, local, and other governmental agencies, tax returns, information returns, and reports required to be filed that relate to any tax or assessment levied, assessed, or due have been filed with respect to the Property and the Project, and all taxes, assessments and penalties, or deficiencies have been paid. There is no pending action or proceeding by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against the Company or the Property or the Project.

Not a Foreign Person. Neither the Company nor the Builder are a "foreign person" under Section 1445 of the Internal Revenue Code of 1986, as amended, and each of them shall satisfy the requirements of said statute.

Name, Logos, Trademarks and Trade names. The Company has exclusive rights to use the name "Murphy Hall," in connection with the Property and the Project, which it can assign and transfer so that such name may be used without the payment of fees, royalties or charges. The Company owns and has authority to assign all rights to use the logos, trademarks and trade names, plus any applications filed or pending, previously obtained or filed for the Project and the Property.

Assessments. The Property is not subject to any existing or proposed assessment liens and is not now or in the future to be included in any utility, drainage, service or other assessment district affecting the Property, other than assessments that may be levied by the Centennial Homeowner's Association, Inc.

Governmental Commitments. Except as listed on **Schedule D**, no commitments, undertakings, or agreements have been made (or will be made or are required to be made) with any governmental authority, utility company, or any other person or entity that would require any contribution or dedication of money or land, annexation or disconnection of any portion of the Property into any municipality, district, or governmental unit or construction and installation of improvements of a public or private nature on or off of the Property. The foregoing are collectively called the "Governmental Commitments."

Environmental Matters. To the knowledge of Estridge and the Builder, no one has ever caused or permitted anyone to store, place, dump, release or bury any materials or substances, including hazardous material (as hereinafter defined), on, under or into the Property or used the Property as a treatment, storage, or disposal (whether permanent or temporary) site for any hazardous material. To the knowledge of Estridge and the Builder, no one has or has permitted others to store, place, dump, release or bury any hazardous materials on the Property. To the knowledge of Estridge and the Builder, the Property contains no underground storage tanks and no underground storage tanks have been removed from the Property.

For purposes hereof, "hazardous material" means (i) "hazardous substances" as defined in 42 U.S.C. 9601 et seq. (CERCLA); (ii) petroleum, including but not limited to crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iii) asbestos in any form or condition, and (iv) any radioactive material, including but not limited in any source, special nuclear, or by-product material as defined at 42 U.S.C. et seq. and (v) urea formaldehyde foam insulation and polychlorinated biphenyls (PCBs).

The Schedules attached to this Exhibit are an integral part hereof.

SCHEDULE OF SCHEDULES

Schedule A - Permitted Exceptions

Schedule B - Permits

Schedule C - Liabilities

Schedule D - Government Commitments

Schedule A

Permitted Exceptions

1. Taxes for the year 2005 due and payable in 2006 and all such taxes thereafter are a lien not yet due and payable.

2. Thomas, Sultz and Anson Almond Drain Assessment for annual maintenance in the amount of $32.50 per installment. May installment is PAID; November installment is PAID.

3. Easement Agreement to the City of Carmel dated June 3, 2002 and recorded August 23, 2002 as Instrument Number 200200060127, as shown on a survey completed by The Schneider Corporation dated August 23, 2004 and last revised June 23, 2005 and known as Job No. 5076.001 (the "Survey")

4. Overhead Line Easement to PSI Energy, Inc., dated August 6, 2003 and recorded August 27, 2003 as Instrument Number 200300086915, as shown on the Survey.

5. Easements, restrictions and rights of others entitled to the continued uninterrupted flow of water through the Thomas A. Stultz & Anson V. Almond drain and the arm of the Thomas A. Stultz and Anson V. Almond drain per Hamilton County drain regulators, as shown on the Survey.

6. Real Estate Mortgage, Security Agreement, and Assignment of Leases in the original principal sum of $2,216,500 dated July 11, 2005 and recorded August 5, 2005 as Instrument No. 2005-50123.

Schedule B

Permits

None.

Schedule C

Liabilities

Busey Bank Loan	$2,216,500.00
Busey Bank Interest	$ 8,583.14
Estridge Development Co.	$1,620,440.00
Total Liabilities	$3,845,523.14

Information related to Busey Bank liabilities are from their payoff quote.

Schedule D

Government Commitments

1. Commitments Concerning the Use and Development of Real Estate dated September 26, 2005, to the Carmel/Clay Plan Commission by Estridge Development Company.

2. Commitments Concerning the Use and Development of Real Estate to the Carmel Plan Commission by Estridge Development Company.

KD_IM-648173_4.DOC

Exhibit 2.10

Operating Agreement of BCE Associates III, LLC

BCE ASSOCIATES III, LLC,

an Indiana limited liability company

OPERATING AGREEMENT

among

Estridge Development Company, Inc.
an Indiana corporation

as a Member and the Manager

and

Billy Creek Associates, LP,
an Indiana limited partnership

as a Member

BCE ASSOCIATES III, LLC

OPERATING AGREEMENT

This Operating Agreement ("Agreement") is made as of January 18, 2006 by and between Estridge Development Company, Inc., ("Estridge"), and Billy Creek Associates, LP, an Indiana limited partnership ("Billy Creek")(Billy Creek, collectively with its Permitted Transferees, referred to as the "Investors").

Definitions of certain terms used in this Agreement are set forth in the Glossary of Defined Terms attached to and forming a part of this Agreement.

On December 19, 2005, Estridge formed the Company to develop a planned residential community located in Hamilton County, Indiana, known as Centennial North (as further defined below, the "Project"), on property previously owned by Estridge. Estridge has previously contributed all of its right, title and interest in and to the Project to the Company. Substantially all of the stock of Estridge and The Estridge Group, Inc. ("Builder") is owned by Paul E. Estridge, Jr. (the "Guarantor"). As of the date of this Agreement, the Company and Builder are entering into a Residential Lot Sales Agreement (the "Lot Sales Agreement") pursuant to which Builder will purchase from the Company upon the terms and conditions set forth in the Lot Sales Agreement all of the lots developed by the Company (the "Lots") in accordance with the Proforma Financial Information attached hereto as Exhibit C (the "Proforma"). Estridge and Builder have represented and warranted to the Investors on Exhibit G hereto that each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder. Builder and Estridge acknowledge that their covenants and other obligations under this Agreement and the Lot Sales Agreement, the representations and warranties set forth on Exhibit G, and the personal guaranty of the Guarantor, are the primary inducement for the Investors' investment in the Company.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual agreements set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

Article 1
The Company

Section 1.1 Organization and Continuation. The Members hereby agree to continue the Company as a limited liability company under the Act as of the day and year first above written, for the purposes and upon the terms and conditions set forth in this Agreement.

Section 1.2 Name. The name of the Company shall continue to be BCE Associates III, LLC and all business of the Company shall continue to be conducted in such name. The Manager shall cause to be filed such certificates as may be required to ensure that the Company is in compliance with the Act, any relevant assumed or trade name laws and other applicable laws.

Section 1.3 Place of Business. The principal office of the Company shall be located at 1041 West Main Street, Carmel, Indiana, or at such other place as may be approved by the Manager.

Section 1.4 Purpose. The sole purposes of the Company shall be to acquire that certain real estate located in Hamilton County, Indiana described on Exhibit B (the "Property"), and to improve, own, and dispose of the Property in accordance with the Plans and Specifications and the Business Plan attached as Exhibit D and as otherwise provided in this Agreement (the "Project").

Section 1.5 Purposes Limited. The Company's activities shall be only for the purposes specified in Section 1.4. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business and no Member shall have any authority to hold itself out as an agent of another Member in any other business or activity.

Section 1.6 No Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

Section 1.7 Statutory Compliance.

(a) The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Manager shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. Additionally, the Company shall make all filings and pay all fees required to qualify the Company as a foreign limited liability company in each state in which the Company conducts any business and such qualification is necessary for the Members to maintain limited liability status.

(b) The Manager shall execute and file in the appropriate records any assumed or fictitious name certificate or certificates required by law to be filed in connection with the formation, qualification and continuation of the Company as a limited liability company, and shall execute and file such other documents and instruments and pay such fees as may be necessary or appropriate with respect to such formation, qualification and continuation of, and conduct of business by, the Company.

Section 1.8 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in its individual name or right except as expressly provided in this Agreement and each Member's interest in the Company shall be personal property for all purposes.

Section 1.9 Duration. The duration of the Company shall be perpetual, until dissolved pursuant to Article 9 of this Agreement.

Section 1.10 Registered Office and Registered Agent. The Company's initial registered agent for service of process and the registered office shall be that Person and location reflected in the Articles of Organization filed with the Indiana Secretary of State. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Indiana Secretary of State pursuant to the Act.

Article 2
The Members

Section 2.1 Identification. Estridge and Billy Creek shall be the initial Members of the Company. No other Person may become a Member except by way of a Transfer specifically permitted under and effected in compliance with Article 8 of this Agreement.

Section 2.2 Withdrawals. A Member may not withdraw from the Company except upon liquidation of the Company pursuant to Article 9 or by a permitted Transfer pursuant to Article 8. Except as otherwise provided herein, a Member shall not have the right to demand or withdraw all or any portion of its capital contributions or any other distribution until the time of (and on the same terms as) any such return or distribution is required to be made pursuant to Section 4.1. In no event shall a Member have a right to demand or receive property other than cash in return for capital contributions or otherwise.

Section 2.3 Conflicts.

(a) The Members and their Affiliates may conduct any business or activity whatsoever that is unrelated to the Property or the Project (including the acquisition, development, leasing, operation and sale of other real property) without any accountability to the Company or to any Member even if such business or activity competes with the business of the Company. Each Member understands that the other Members and their Affiliates may be interested, directly or indirectly, in various other such businesses and undertakings and each Member waives any rights it might otherwise have to share or participate in such other interests or activities of the other Members and their Affiliates.

(b) No Member or its Affiliates shall enter into any transaction with the Company or related to the Property or the Project unless the material facts of the transaction and the Member's (or its Affiliate's) interest is disclosed to the other Members and the transaction is authorized, approved or ratified by the Majority Investors and Estridge.

Section 2.4 Reimbursement and Fees. Unless expressly provided for in the Proforma or in this Agreement, no Member and no Affiliate of a Member shall be paid any compensation by the Company for services to the Company or be reimbursed by the Company for any expenses whatsoever including, without limitation, overhead or general administrative expenses; provided, however, that the Company will reimburse the Investors for (a) all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with (i) enforcing or defending (or determining whether or how to enforce or defend) any rights of the Investors under this

Agreement, the Lot Sales Agreement or any Related Document or (ii) any insolvency or bankruptcy of the Company, Estridge or the Builder or in connection with any work-out or restructuring of the transactions contemplated hereby and (b) one-half of all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with the structuring, negotiation and documentation of the transactions contemplated by this Agreement, the Lot Sales Agreement, any Related Document or the Project, or any subsequent amendments thereof.

Section 2.5 No Liability of Members. No Member shall be liable as such for any acts, debts or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for any acts, debts or liabilities of the Company.

Section 2.6 Duties of Members. Each Member shall have the duties (a) to act openly, honestly and reasonably with each other Member and with the Company; (b) not to misappropriate any property or assets of the Company for such Member's own benefit or for the benefit of any other Person; and (c) not to make any willful misrepresentation, or any statement that effectively constitutes a willful misrepresentation because of misleading omissions, to any other Member of the Company that could reasonably be expected to materially adversely affect the business, properties, assets, condition (financial or other) or prospects of the Company. Except as set forth in the preceding sentence, no Member, as such, shall have any duty of loyalty, duty of care or any other fiduciary duty of any character whatsoever to the Company or to any other Member. No Member as such shall be required to devote any time to the business of the Company.

Section 2.7 Indemnification of Investors. The Company shall indemnify, to the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such Person is or was an Investor or an Affiliate of any Investor. To the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, expenses incurred by any such Person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such Person to repay such expenses if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company. The rights provided to any Person by this Section shall be enforceable against the Company by such Person, who shall be presumed to have relied upon it in continuing to be a Member of the Company. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled. No amendment of this Section shall impair the rights of any Person arising at any time with respect to events occurring prior to such amendment.

Article 3
Capital of the Company

Section 3.1 Initial Capital Contributions. The Members have made or shall make contributions to the capital of the Company of cash and property in the amounts, at the agreed values and at the times set forth opposite their respective names on Exhibit A attached hereto and incorporated herein by reference. No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by it, except as specifically provided in this Agreement.

Section 3.2 Use of Proceeds. The Company shall use the capital contributions made by the Investors to immediately repay in full the Company's debt to Community Bank set forth on Schedule C to Exhibit G hereto (an shall immediately obtain a release of Community Bank's mortgage on the Property), and otherwise solely to pay other Project Expenses provided for in the Proforma.

Section 3.3 No Further Capital Contributions. Except for the cash and property required to be contributed pursuant to Section 3.1, the Members shall not be required to contribute additional capital to the Company.

Section 3.4 Member Loans. In the event that funds are needed by the Company for its operations, any Member may (but shall not be required to) loan such funds to the Company under such terms and conditions as may be agreed to between the Member and the Company, with the prior written consent of the Majority Investors.

Article 4
Distributions

Section 4.1 Distribution of Available Cash. All Available Cash shall be distributed at least quarterly on the first business day of each calendar quarter in the following order of priority:

(a) First, to the Investors in an amount, if any, equal to the Quarterly Distribution Payment;

(b) Next, to the Investors to the extent of their Undistributed Capital Contributions as of the date of such distribution;

(c) Next, to the Investors to the extent of their Undistributed Priority Return as of the date of such distribution; and

(d) Thereafter, one hundred percent (100%) to Estridge.

All distributions to the Investors hereunder shall be payable to them pro rata in proportion to the capital contributions made by them (or their predecessors) to the Company pursuant to this Agreement.

Section 4.3 In-Kind Distribution. Assets of the Company shall not be distributed in kind to the Members, without the prior written approval of the Manager and the Majority Investors.

Section 4.4 Restriction on Distributions. The Company shall not make any distribution to the Members unless (a) immediately after giving effect to the distribution, the Company shall have sufficient cash available to meet the reasonably anticipated needs of the Company; and (b) such distribution is made in compliance with the Act.

Article 5
Allocations and Tax Matters

Section 5.1 Allocation of Net Profits and Net Loss in General. Except as otherwise provided in this Article 5, Net Profits or Net Loss of the Company (and each item thereof) for each Fiscal Year or other period shall be allocated to the Members as follows:

(a) Net Profits shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Loss previously allocated to Estridge pursuant to Section 5.1(b)(iv) exceeds the aggregate Net Profits previously allocated to Estridge pursuant to this Section 5.1(a)(i);

(ii) Next, to the Investors to the extent of the amount by which the aggregate Net Loss previously allocated to them pursuant to Section 5.1(b)(iii) exceeds the aggregate Net Profits previously allocated to them pursuant to this Section 5.1(a)(ii);

(iii) Next, to the Investors to the extent of the amount by which their accrued Net Priority Return for all years of the Company's operations exceeds the aggregate Net Profits previously allocated to the Investors pursuant to this Section 5.1(a)(iii) for all years of the Company's operations; and

(iv) Thereafter, one hundred percent (100%) to Estridge.

(b) Net Loss shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Profits previously allocated to Estridge pursuant to Section 5.1(a)(iv), exceeds the aggregate Net Loss previously allocated to Estridge pursuant to this Section 5.1(b)(i);

(ii) Next, to the Investors, and to the extent of the amount by which the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(iii), exceeds the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(ii);

(iii) Next, to the Investors to the extent of the amount by which their Undistributed Capital Contributions exceed the excess of (1) the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(iii), over (2) the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(ii); and

(iv) Thereafter, one hundred percent (100%) to Estridge.

Section 5.2 Income Offset. Notwithstanding any other provision of this Agreement, no Net Loss or item of deduction or loss shall be allocated to a Member to the extent such allocation would cause or increase a deficit balance in such Member's capital account. In determining the extent to which the previous sentence is applicable in any Fiscal Year, each Member's capital account also shall be reduced by (i) allocations of loss and deduction that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member pursuant to Section 704(e)(2) of the Code, Section 706(d) of the Code and Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) distributions that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member to the extent they exceed offsetting increases to such Member's capital account that reasonably are expected to occur during (or prior to) the Company taxable years in which such distributions reasonably are expected to be made. Any deduction denied to a Member because of this Section 5.2 shall be allocated to the other Members in proportion to their respective Interests. If any Member unexpectedly receives an allocation or distribution described in clause (i) or (ii) above, which causes a deficit balance in such Member's capital account (as modified pursuant to this Section 5.2), such Member will be allocated items of income and gain (consisting of a pro rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to eliminate such deficit, as quickly as possible.

Section 5.3 Compliance with Regulations. The foregoing provisions of this Agreement relating to the allocation of Net Profit and Net Loss are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. The Members expect and intend that upon the liquidation of the Company, after giving effect to all contributions and all allocations for all periods, and to distributions of the Undistributed Capital Contributions plus all Undistributed Priority Returns, the Members' capital accounts will have positive balances in proportions that are consistent with the manner in which distributions will be made under Section 4.1. If at any time it becomes apparent that this would not be the result, then the allocations provided for in this Article 5 shall be modified in a manner consistent with Treasury Regulations Section 1.704-1(b) and 1.704-2(b) and Approved by the Members to the extent necessary to cause the Members' capital account balances to be in such proportions.

Section 5.4 Special Basis Adjustment. In connection with any Transfer of an Interest permitted by the terms of this Agreement, or any distribution of Company property to a Member, the Company (at the written request of any Member) shall elect under Section 754 of the Code, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b) (or any like statute or regulation then in effect), to adjust the basis of the Company's assets, provided that in the case of a Transfer the transferee pays all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

Section 5.5 Tax Matters Partner. The Manager is hereby designated as the "Tax Matters Partner" pursuant to the Code and, to the extent authorized or permitted under applicable law, the Tax Matters Partner shall represent the Company in connection with all examinations of Company affairs by taxing authorities, including resulting administrative and judicial proceedings.

Article 6
Accounting and Records

Section 6.1 Books and Records.

(a) The Manager shall keep at the Company's principal office separate books of account for the Company which shall show a true and accurate record (including bills and invoices) of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business. Such books and records shall be kept in accordance with generally accepted accounting principles consistently applied.

(b) Each Member shall, at its sole expense, have the right, at any time during normal business hours and without notice to the others, to examine, copy and audit the Company's books and records. As often as may be reasonably requested, the Manager shall permit any authorized representative designated by any Member, at such Member's own expense, to visit and inspect the Project and to discuss the Company's affairs, finances and accounts with the Manager and its representatives and the Accountants, all upon reasonable advance notice and at reasonable times during normal business hours.

Section 6.2 Reports.

(a) The Manager, at its own expense, shall cause a sales report to be prepared on a quarterly basis which contains traffic information and a sales analysis of the Project. The Manager shall distribute these quarterly reports to each Investor by within thirty (30) days after the end of each quarter.

(b) The Manager, at its own expense, shall cause a report to be prepared on a quarterly basis which contains relevant information regarding the Project, including summaries of significant actions and events taken by the Company, a statement of sources and uses of funds, income statement and balance sheet, a comparison of the Company's financial results from the inception of the Company to the date of the report with those in the Proforma, a schedule of projected taxable income for the Company and any other information the Majority Investors may reasonably request and which can be obtained and presented without undue effort and expense. The Manager shall distribute these quarterly reports to the Investors within thirty (30) days after the end of each quarter.

(c) Within forty five (45) days after the end of each Fiscal Year, the Manager shall furnish each Member with financial statements of the Company which shall contain a balance sheet as of the end of the Fiscal Year, statements of profit and loss, Available Cash, and a statement of changes in the capital accounts and financial position for the Fiscal Year then ended.

(d) The Manager shall promptly deliver to the Investors such additional financial and other information regarding the business and affairs of the Company and the Project as the Majority Investors may reasonably request.

Section 6.3 Proforma. Attached as Exhibit C is a "Proforma" setting forth, on a monthly basis, among other information, the anticipated costs of completing the Project in accordance with the Business Plan and anticipated Revenues from sales of Lots pursuant to the Lot Sales Agreement.

Section 6.4 IRR Analysis.

(a) The Manager and the Builder have prepared an analysis of the expected Internal Rate of Return on the capital to be contributed by the Investors (the "Original IRR Analysis"), which is included in the Proforma. The Original IRR Analysis projects that, over the life of the Project the Investors will receive at a 19.5% Internal Rate of Return on the capital to be contributed by them hereunder. Not later than thirty (30) days after the end of each calendar quarter or more frequently as required in Section 6.4(b), the Manager shall prepare and deliver, at its own expense, to the Investors a revised analysis of the projected Internal Rate of Return to the Investors, as of the last day of that calendar quarter, prepared in accordance with this Section (a "Revised IRR Analysis"). Each Revised IRR Analysis shall calculate the expected Internal Rate of Return to the Investors (the "Projected IRR") using (i) Revenues actually received from closed sales of Lots as of the effective date of the report, (ii) Revenues projected for unsold Lots to be sold in accordance with the Proforma, (iii) Project Expenses paid as of the effective date of the report, (iv) unpaid Project Expenses which will be required to complete the Project in accordance with the Proforma. Each Revised IRR Analysis shall contain at least as much detail about incurred and projected Project Expenses and sales of Lots, as the Original IRR Analysis contains.

(b) At any time that the Manager believes that a Revised IRR Analysis will show a Projected IRR of less than a 19.5%, it shall immediately notify the Investors and deliver a Revised IRR Analysis, together with a calculation of the Projected Increased Sales Prices for Lots which are scheduled to be purchased by the Builder during the remainder of the Project, and such other information reasonably necessary to understand the cause or causes for the decrease in the Projected IRR. Nothing in this paragraph shall relieve the Manager from delivering the regularly scheduled Revised IRR Analysis required above.

Section 6.5 Tax Returns. The Manager shall cause the Accountants to prepare, at the Company's expense, on a cash or accrual basis, as Approved by the Members, all income and other tax returns of the Company and, subject to the provisions of Section 7.5, cause the same to be filed in a timely manner. Within 60 days after the end of each tax year of the Company, the Manager shall deliver to each Person that is or was a Member at any time during such tax year, such tax information as shall be necessary for the preparation by such Persons of their federal income tax returns. Upon the reasonable request of any such Person, the Manager shall furnish to such Person such additional information as is reasonably available to the Manager with respect to the Company as may be necessary to file other required returns or reports with governmental agencies. The Manager shall notify the Members and Assignees of any available tax refunds, credits or exemptions promptly in writing after the Manager becomes aware thereof.

Section 6.6 Fiscal Year. The fiscal year of the Company (its "Fiscal Year") shall be the calendar year or any other period approved by the Manager. As used in this Agreement, a Fiscal Year shall include any partial Fiscal Year at the beginning or end of the term of the Company.

Section 6.7 Bank Accounts.

(a) The Manager shall have responsibility for the safekeeping and use of all funds and assets of the Company. The funds of the Company shall not be commingled with the funds of any other Person and the Manager shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company.

(b) The bank accounts of the Company shall be maintained in such banking institutions selected by the Manager, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Manager may determine.

(c) All funds of the Company shall be invested in such investments as are Approved by the Members other than for cash management in the normal course of business.

Article 7
Management and Operations

Section 7.1 Management. The day to day business and affairs of the Company including, site planning and engineering, and completion of infrastructure, hardscape and landscape on or ahead of schedule and at or below costs in the Proforma, shall be managed by its Manager. The Manager shall direct, manage, and control the day to day business of the Company to the best of its ability. Except for situations in which the approval of the Investors or the Members is required by this Agreement or by nonwaivable provisions of applicable law, the Manager shall have the authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business and to otherwise implement the Proforma, including, but not limited to:

(a) To do and perform all acts as may be necessary or appropriate to the conduct of the Company's business;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies and any other instruments or documents necessary to the business of the Company; and

(d) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Manager may approve; provided, that any such agreements (whether or not written) between the Manager and any of its Affiliates shall be subject to the prior written approval of the Majority Investors.

Section 7.2 Standard of Care. The Manager shall use its best efforts to cause the Company to timely complete the Project in accordance with the Business Plan, the Plans and Specifications and the Proforma. The Manager shall discharge its duties as Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

Section 7.3 Insurance.

(a) Coverage. The Manager shall procure and maintain, or cause to be procured and maintained, at its expense, insurance in amounts that are customary and reasonable for the Company's business and in any event in amounts sufficient to enable the Company to comply with applicable laws, regulations and requirements, provided that the Company shall be responsible for the costs of liability insurance to the extent set forth in the Proforma.

(b) Policy Standards. All policies of insurance shall be issued by an insurer, shall be in form and for amounts (including deductible and/or indemnity provisions) approved by the Majority Investors, and shall name the Members and the Manager as additional insureds.

(c) Administration. The Manager shall act on behalf of all named insureds under each such insurance policy with respect to all matters pertaining to the insurance afforded by each such policy, including the giving and receipt of notice of cancellation, the payment of premiums and the receipt of return premiums, if any, and of such dividends as may be declared by any of the insurance companies issuing any of such policies.

Section 7.4 Personnel. The Manager is authorized to exercise its powers and discharge its duties hereunder through its officers and/or employees and representatives. Neither the Manager nor any Affiliate of the Manager shall be required to devote its full time to the business of the Company, but shall only be obligated to devote such time and attention to the conduct of the business of the Company as shall be reasonably required for the conduct of such business.

Section 7.5 Major Decisions.

(a) Unless specifically set forth in the Proforma, the Manager shall have no authority to do any of the following acts on behalf of the Company without the prior written approval of the Majority Investors:

(i) acquire, by purchase, lease, or otherwise, any direct or indirect interest in any property in addition to the Property, or make any capital improvements;

(ii) sell or convey the Project or any portion thereof or any interest therein;

(iii) confess a judgment against the Company, submit a Company claim to litigation or arbitration, or settle any litigation or arbitration;

(iv) enter into any lease or other occupancy arrangement;

(v) admit a new Member to the Company or issue any profits interest in the Company to any Person;

(vi) do any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company;

(vii) enter into, modify, terminate, or waive any breach of or default under or give any consent under any agreement with the Manager or any Affiliate of the Manager, including the Lot Sales Agreement;

(viii) acquire an interest in or transfer property to another Person, except pursuant to the Lot Sales Agreement;

(ix) give any consent or approval under any contract or agreement if the subject of such consent or approval would require approval of the Investors under this Section were it to be undertaken directly by the Company;

(x) effect any reorganization of the Company into any other legal form, or any merger or consolidation of the Company with or into any other Person;

(xi) incur any debt for borrowed money other than as provided in the Proforma; or

(xii) petition or apply to any tribunal for the appointment of a trustee or receiver or for the liquidation of any of its assets or commence any proceeding on behalf of the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debts law of any jurisdiction or consent to the filing of any such proceedings by any other person.

Section 7.6 Fees. The Company shall pay to the Manager a fee equal to three thousand ($3,000) at the time of closing of each Lot from the proceeds received by the Company from the Builder under the Lot Sales Agreement. This fee shall be used by the Manager solely to pay Administrative Expenses; provided, however, that if the Projected IRR for any Revised IRR Analysis is less than 19.5%, the Manager shall not be paid any fee unless the Projected IRR calculated for the next quarter has been increased to 19.5% in accordance with Section 10.3.

Section 7.6. No Resignation by Estridge. Estridge may not resign as Manager without the prior written consent of the Majority Investors in their sole discretion.

Article 8
Transfer of Interests

Section 8.1 Restrictions on Transfer. Except as expressly provided for in this Agreement, no Member may Transfer all or any portion of its Interest or withdraw from the Company. Any such attempted Transfer, withdrawal or retirement not permitted hereunder shall be null and void.

Section 8.2 Permitted Transfers. Subject to Section 8.4 below, the following Transfers of Interests are permitted by this Agreement:

(a) a Transfer made by an Investor to its Affiliates;

(b) a Transfer made by an Investor who is a natural person, (i) upon the death or disability of the Investor his personal representatives, guardians, executors, administrators, testamentary trustees, legatees or beneficiaries (the "Estate"); (ii) to a trust, partnership, limited liability company or other estate planning vehicle the beneficiaries, partners or members of which are only the Investor and his spouse, siblings, stepchildren or direct lineal ancestors or descendants (a "Trust"); (iii) made as a gift to the Investor's spouse, lineal descendants or stepchildren (the "Family"); or (iv) by the Estate, a Trust or the Family (the "Family Group") to any other member of that Family Group; or

(c) a Transfer made with the prior written consent of the Manager and the Majority Investors in their discretion.

Section 8.3 Assignee Not A Member in Absence of Approval. Notwithstanding Section 8.2 or anything in this Agreement to the contrary, any transferee of an Interest shall be an assignee and have no right to participate in the management of the business and affairs of the Company, to exercise any voting power with respect to the transferred Interest, or to become a Member, unless the Manager and the Majority Investors approve the admission of the transferee as a Member; provided, however, that no approval for such admission shall be required if the transferee is an existing Member, or an Affiliate or the member of the Family Group of an existing Member, at the time of such Transfer (unless such Transfer is to a Family Group member in connection with a divorce proceeding).

Section 8.4 General Transfer and Compliance Provisions.

(a) All permitted Transfers shall be by instrument in form and substance reasonably satisfactory to counsel for the Manager, shall contain an expression by the assignee of its intention to accept the assignment and to accept and adopt all of the terms and provisions of this Agreement, as the same may have been amended, and shall provide for the payment by the assignor of all reasonable expenses incurred by the Company in connection with such assignment, including the amendments to this Agreement necessary to reflect such Transfer.

(b) Notwithstanding anything to the contrary herein, in no event shall any Member Transfer an Interest or permit any Transfers by its direct and indirect owners if, as a result, the Company would terminate under Section 708 of the Code if such termination would cause any Member or the Company to recognize a material amount of income or gain or incur a material amount of expense.

Section 8.5 Tax Allocations and Cash Distributions. If any Interest is Transferred during any Fiscal Year, Net Profits and Net Loss, or each item thereof, and all other items attributable to such Interest for such Fiscal Year shall be allocated to the transferee in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Manager. All distributions paid on or before the date of a Transfer shall be paid to the transferor, and all distributions paid thereafter shall be made to the transferee. Any reference in this Agreement to a capital contribution of, or distribution to, a Person shall include all capital contributions or distributions previously made by or to any predecessor of such Person on account of its Interest so transferred. If a Transfer does not comply with the provisions of this Article 8, then all of such items shall be allocated to the Person who attempted to make the Transfer.

Article 9
Termination of the Company

Section 9.1 Events of Dissolution. The Company shall dissolve upon the first to occur of the following events:

(a) at the election of the Majority Investors at any time after the Majority Investors notify Estridge that an Event of Default has occurred, whether or not the Majority Investors have exercised their right to remove Estridge;

(b) the sale or other disposition of all or substantially all of the assets of the Company with the prior written approval of the Majority Investors, unless such sale or other disposition involves any deferred payment of the consideration for such sale or disposition, in which case the Company shall not dissolve until the last day of the calendar year during which the Company shall receive the balance of such deferred payment;

(c) the mutual written determination of the Manager and the Majority Investors to dissolve the Company;

(d) at any time that there ceases to be at least one Member; or

(e) the issuance of a decree of dissolution by a court of competent jurisdiction.

Section 9.2 Effect of Dissolution. Upon dissolution of the Company pursuant to Section 9.1, the Company shall continue solely for the purposes of liquidating all of the assets owned by the Company (until all such assets have been sold or liquidated) and collecting the proceeds from such sales and all receivables of the Company or until the same have been written off as uncollectible. Upon such dissolution, the Company shall engage in no business thereafter other than that necessary to cause the Project to be operated on an interim basis and for the Company to collect its receivables, liquidate its assets and pay or discharge its liabilities.

Section 9.3 Sale of Assets by Liquidating Trustee.

(a) Upon dissolution of the Company, the Manager shall, as "Liquidating Trustee", proceed diligently to wind up the affairs of the Company and distribute its assets, unless the dissolution occurred because of an event described in Section 9.1(a) in which case the Majority Investors may, in their discretion, designate another Person to be Liquidating Trustee. Another Person may be selected by the Majority Investors to succeed the original Liquidating Trustee, or to succeed any subsequently selected successor, whenever the Person originally selected or any such subsequently selected successor, as the case may be, fails for any reason to carry out such purpose. The Liquidating Trustee may be an individual or Entity.

(b) The Liquidating Trustee shall promptly after dissolution offer all of the assets of the Company, other than cash, (either as an entirety or on an asset-by-asset basis) promptly for sale, upon such terms as the Liquidating Trustee shall determine.

(c) The fact that a Person is a Member or its Affiliates shall not preclude the Person from bidding for any or all of the assets being offered for sale.

(d) The decision to accept or reject an offer to purchase assets of the Company (a "Purchase Offer") shall be made solely by the Liquidating Trustee, provided, however, that if the dissolution occurred because of an event described in Section 9.1(a) the Liquidating Trustee shall not accept a Purchase Offer without the approval of the Majority Investors.

(e) In winding up the affairs of the Company, the Liquidating Trustee shall pay the liabilities of the Company in such order of priority as provided by law. Distributions to the Members shall be made in accordance with their positive capital account balances, taking into account all capital account adjustments for the Company's taxable year in which the liquidation occurs. Notwithstanding the foregoing, distributions made pursuant to this Article 9 are intended to be in strict compliance with the priority of distributions required by Section 4.1 hereof and if distributions pursuant to this Article 9 do not comply with the requirements Section 4.1, the capital account balances of the Members will be adjusted by reallocating allocations of gross income and deductions to the full extent permitted under Section 704 of the Code until such capital account balances are in such amounts to cause the final distribution pursuant to this Article 9 to conform to the requirements of Section 4.1.

(f) Liquidation proceeds shall be paid within 60 days of the end of the Company's taxable year or, if later, within 90 days after the "date of liquidation" (as such term is defined in the Treasury Regulations). Such distributions shall be in cash unless the Majority Investors agree otherwise.

(g) The Builder's obligations under Section 10.3 shall terminate upon the Majority Investors' election to dissolve the Company under Section 9.1(a), as provided in the Lot Sales Agreement.

Article 10
Removal of Estridge

Section 10.1 Removal of Estridge. Notwithstanding anything contained in this Agreement to the contrary:

(a) The Majority Investors shall have the right to remove Estridge pursuant to this Section at any time after the occurrence of any of the following events (each an "Event of Default"):

(i) the Majority Investors have issued an Unmatured Event of Default Notice to Estridge and Builder has failed to pay the entire Projected Increased Sales Prices when due in accordance with Section 10.3;

(ii) Estridge, the Builder or the Guarantor has failed to cure an Unmatured Event of Default (whether or not it is capable of being cured) within thirty (30) days after the Majority Investors have notified Estridge that the default must be cured (the "Cure Period");

(iii) Estridge, the Builder or the Guarantor (i) is generally not paying, and admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit

of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(iv) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by Estridge, the Builder or the Guarantor, as applicable, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering its dissolution, winding up or liquidation, or any such petition shall be filed against Estridge, the Builder or the Guarantor and such petition shall not be dismissed within thirty (30) days.

(b) The Majority Investors may exercise their right to remove Estridge at any time after the occurrence of any Event of Default, by giving Estridge notice of the exercise of this right, which notice will set forth the basis for removal and the effective date, which may be immediately upon delivery of the notice (the "Removal Notice").

(c) Unless the Removal Notice specifies otherwise, upon delivery of the Removal Notice Estridge shall cease to be the Manager and a Member of the Company and shall have no further right to participate in the Company's business, Net Profits, Net Loss or distributions. Upon removal of Estridge, Estridge's entire Interest in the Company and its rights under this Agreement shall automatically and immediately cease without the payment of any consideration therefore. Such removal shall not relieve Estridge, the Builder, the Guarantor or any of their Affiliates from any liability that any of them may have for breach of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any other Related Document. Upon such removal, Estridge shall immediately turn over to the Majority Investors or their designee possession of all of the Company's books, records, properties and assets.

Section 10.2 Unmatured Events of Default. The occurrence of any of the following shall constitute an "Unmatured Event of Default":

(a) Estridge, the Builder, the Guarantor or any of their respective Affiliates has breached or otherwise failed to comply with any provision of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any of the other Related Documents; or

(b) the Guarantor dies, ceases to own a controlling interest in Estridge or the Builder, or ceases to be the chief executive officer of Estridge and the Builder active in the full time management of their business.

Estridge shall notify the Investors immediately upon learning that any Unmatured Event of Default has occurred. At any time after learning that an Unmatured Event of Default has occurred, the Majority Investors may notify Estridge that they intend to remove Estridge if the Unmatured Event of Default is not cured (whether or not it is capable of being cured) within the Cure Period (an "Unmatured Event of Default Notice").

Section 10.3 Obligation to Cure Projected IRR Deficiency. If any Revised IRR Analysis shows a Projected IRR of less than 19.5%, then Builder shall acquire Lots during the remainder of the Project for purchase prices which will cause that Revised IRR Analysis to yield a 19.5% Projected IRR (the purchase prices as increased are referred to in this Agreement as the "Projected Increased Sales Prices").

Section 10.4 No Waiver. Failure of any Member to insist upon compliance with any provision of this Agreement shall not constitute a waiver of the rights of such Member to subsequently insist upon compliance with that provision or any other provision of this Agreement.

Article 11
Miscellaneous

Section 11.1 Notices. All notices required or permitted by this Agreement shall be in writing and may be delivered in person to any party or may be sent by registered or certified mail, with postage prepaid, return receipt requested and with a copy by telefacsimile, or may be transmitted by telegraph, commercial overnight carrier service, personal delivery, telefacsimile or other commercially reasonable means and addressed:

in the case of Estridge, to:

The Estridge Development Company, Inc.
1041 West Main Street
Carmel, Indiana 46032
Attention: Michael J. Keller
Fax number: 317/582-2452

with a copy to:

Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204
Attention: Michael J. Messaglia, Esq.
Fax number: 317/636-1507

and in the case any Investor, to such Investor:

c/o Brian J. Brunner
CenterPoint Consulting LLC
P.O. Box 280
56 North Main Street
Zionsville, IN 46077
Fax number: 317/733-3555

with copies to:

Baker & Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Fax number: 317/569-4613

or to such other address as shall, from time to time be supplied in writing by any party to the others. Notice sent by registered or certified mail, postpaid, with return receipt requested, addressed as above provided, shall be deemed given on the day of actual receipt or four (4) business days after deposit in the United States mail, whichever is earlier. If notice is telegraphed or faxed the same shall be deemed given the first business day after the transmission thereof. If notice is sent by commercial overnight carrier, the same shall be deemed given the first business day after such notice is receipted by such carrier for next day delivery. Any notice or other document sent or delivered in any other manner shall be deemed given only if and when received.

Section 11.2 Successors and Assigns. Subject to the restrictions on Transfer set forth herein, this Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

Section 11.3 No Oral Modifications; Amendments. No oral amendment of this Agreement shall be binding on the Members. This Agreement may be amended only by a written instrument executed by Estridge and the Majority Investors.

Section 11.4 Captions. Any article, section or paragraph title or caption contained in this Agreement and the table of contents are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 11.5 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or Entity may in the context require. Any reference to the Code, Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned. The term "include" and derivatives thereof shall be construed in an illustrative and not a limitative sense.

Section 11.6 Invalidity. If any provision of this Agreement shall be held invalid, it shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

Section 11.7 Counterparts. This Agreement may be executed in the original or by telecopy in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the Members, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 11.8 Further Assurances. The parties hereto agree that they will cooperate with each other in good faith and will execute and deliver, or cause to be delivered, all such other instruments, and will take all such other actions, as either party hereto may reasonably request from time to time in order to effectuate the provisions and purposes hereof.

Section 11.9 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Members with respect to the matters covered hereby. This Agreement supersedes all prior written and oral statements and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever.

Section 11.10 Enforcement Rights. Each party to this Agreement acknowledges and agrees that the agreements set forth herein are fundamental to the other parties' willingness to enter into and be bound by this Agreement. Accordingly, each party hereby agrees that each other party, jointly and/or severally, may institute and maintain any action, suit or proceeding, at law or in equity (including, without limitation, specific performance or temporary and permanent injunctive relief (without any requirement to post any bond or other security)), against any party to enforce, or otherwise act in respect of, the agreements of such party set forth in this Agreement. Such relief shall not be exclusive, but shall be cumulative and shall be in addition to damages and any other rights or remedies otherwise available at law or in equity.

Section 11.11 Attorneys' Fees. If any proceeding is brought by one Member against another to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Member shall be entitled in such proceeding to recover reasonable attorneys' fees together with the costs of such proceeding therein incurred from the nonprevailing Member. Except as provided in Section 2.4 hereof, each Member shall pay its own attorneys' fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 11.12 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

Section 11.13 No Third Party Beneficiary. This Agreement and any other agreement among the Members to pay any amount and any assumption of liability herein or therein contained, express or implied, shall be only for the benefit of the Members and their respective heirs, successors and assigns, and neither this Agreement nor such other agreement or assumption shall inure to the benefit of the obligees of any indebtedness or any other party whomsoever, it being the intention of the Members that no one shall be deemed to be a third party beneficiary of this Agreement or such other agreement.

Section 11.14 Exhibits and Glossary. Each of the Exhibits and the Glossary attached hereto are hereby incorporated herein and made a part hereof for all purposes, and references thereto in this Agreement shall be deemed to include this reference and incorporation.

Section 11.15 Estoppels. Each Member shall, upon not less than fifteen (15) days' written notice from another Member specifying the purpose for and the addressee of such statement, execute and deliver to that other Member a statement stating whether or not there are, to such Member's knowledge without independent investigation, any uncured defaults under this Agreement on the part of any other Member and its Affiliates and specifying such defaults if any are claimed. Any such statement may be relied upon by third parties, but shall not otherwise release the Member for whose benefit such statement is delivered from the consequences of any uncured defaults hereunder whether or not disclosed in such statement.

Section 11.16 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words "herein," "hereof," "hereunder," "hereby," "this Agreement" and other similar references shall be construed to mean and include this Agreement and all amendments thereof and supplements thereto unless the context shall clearly indicate or require otherwise.

Section 11.17 Consents and Approvals. Whenever the consent or approval of a Member is required by this Agreement, such Member shall have the right to give or withhold such consent or approval in its sole discretion, unless otherwise specified.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.



By:________________________
Paul E. Estridge, Jr. its president

Billy Creek Associates, LP



By: ________________ its general partner
Otto N. Frenzel III



By: ________________ it general partner
Eleanor F. Bookwalter

For purpose of joining in making the representations attached as Exhibit G and agreeing to be bound to the terms of this Agreement the undersigned have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.



By:________________________
Paul E. Estridge, Jr. its President

The Estridge Group, Inc.



By:________________________
Paul E. Estridge, Jr. its President

GLOSSARY OF DEFINED TERMS

BCE Associates III, LLC
Operating Agreement

The following terms, as used in this Agreement, shall have the meanings set forth in this Glossary or in the sections of this Agreement referred to after each term.

Accountants: Somerset CPAs, P.C. or such other firm of nationally-recognized independent certified public accountants as may be Approved by the Members.

Act: The Indiana Business Flexibility Act as from time to time in force.

Administrative Expenses: Expenses described on Exhibit F.

Affiliate: A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, manager, managing member, partner, trustee, employee, stockholder (fifteen percent (15%) or more) or direct or indirect owner of any Person referred to in the preceding clause or their respective family members, which includes children of a spouse and of a former spouse. For purposes of this definition, the term "control" means the ownership of beneficial interests in an Entity which in the aggregate give the owner thereof the right to cast fifteen percent (15%) or more of the votes with respect to any question that may be decided by owners of interests in such Entity. However, in no event shall any Investor or its Affiliates be deemed an Affiliate of the Company, Estridge or their Affiliates and in no event shall Estridge or its Affiliates be deemed an Affiliate of any Investor or its Affiliates.

Agreement: As defined in the Preamble.

Approved by (or Approval of) the Members: That the action in question has been approved in writing by Estridge and the Majority Investors.

Available Cash: As to any particular Fiscal Year or portion thereof, Revenues plus any proceeds from debt used to fund the payment of the Quarterly Distribution Payment less the sum of the following:

(a) Project Expenses paid during such period; plus

(b) a provision for reasonable working capital reserves and a reserve for projected Project Expenses, in each case in the amount set forth in the Proforma.

Code: The Internal Revenue Code of 1986, as amended from time to time and all published rules, rulings and regulations thereunder at the time of reference thereto.

Company: The limited liability company governed by the Agreement as said limited liability company may from time to time be constituted and amended.

Entity: Any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

Events of Default: Section 10.1(a).

Fiscal Year: Section 6.6.

Improvements: As defined in Exhibit C.

Interest: The entire interest (which may be segmented into and/or expressed as a percentage of various rights and/or liabilities, as applicable) of a Member in the Company at any particular time, including the right of a Member to any and all benefits to which a Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

Internal Rate of Return or IRR: The annual discount rate that results in a net present value equal to zero when the discount rate is applied to all capital contributions made by, and all distributions received by, a Person (with all cash flows recorded on the actual day that such funds were disbursed), all calculated in accordance with accepted financial practice.

Liquidating Trustee: Section 9.3.

Lot Sales Agreement: That certain agreement between the Company, as seller, and the Builder, as buyer, pursuant to which the Builder has the exclusive right and obligation to purchase the Lots at the prices set forth therein and herein for the sole purpose of constructing single family residences and selling them to the public.

Majority Investors: Those Investors that have made a majority of the capital contributions made by the Investors.

Manager: Estridge, provided that, if Estridge is removed in accordance with Section 10.1, the Majority Investors shall have the right, in their sole discretion, to appoint any other Person to become a successor Manager hereunder.

Member: Estridge, Billy Creek and such successors, assigns or additional members as may be admitted as members of the Company, from time to time, pursuant to the terms of this Agreement.

Net Priority Return: The amount by which an Investor's Priority Return exceeds the Investor's capital contributions to the Company.

Net Profits and Net Loss: "Net Profit" and "Net Loss" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Code Section 704(b) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or loss; and

(c) any amount that is allocated pursuant to Section 5.2 shall be excluded from the determination of Net Profit and Net Loss.

Person: Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

Permitted Transferee. A transferee in a Transfer of an Interest permitted by Section 8.2 hereof.

Plans and Specifications: All architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for or in connection with the Project (or any portion thereof).

Priority Return: The amount of cash distributions which, if received by the applicable Investor on the date of determination, would result in an Internal Rate of Return to the Investor of 19.5% (computed in accordance with the definition of "Internal Rate of Return" herein and taking into consideration the timing and amounts of all capital contributions and distributions in respect of such Investor's Interest in the Company).

Proforma: The Proforma attached as Exhibit C with such revisions as are approved in accordance with Section 6.4.

Project Expenses: All expenditures, expenses and charges relating to the acquisition, improvement or development of the Property, or any portion thereof, and the operations of the Company, including the fee payable pursuant to Section 7.6.

Projected Increased Sales Prices: Section 10.3.

Projected IRR: Section 6.4(a).

Purchase Offer: Section 9.3(d).

Quarterly Distribution Payment: With respect to each Investor, an amount equal to the product of (x) 3% per quarter (i.e., a rate of 12% per annum) multiplied by (y) the amount of the Investor's Undistributed Capital Contributions (calculated prior to giving effect to any distribution pursuant to Section 4.1(b) for such quarter).

Revenues: As to any particular Fiscal Year or portion thereof, the total cash receipts of the Company from sales of Lots or otherwise.

Revised IRR Analysis: The reports required under Section 6.4.

Tax Matters Partner: Section 5.5.

Transfer: Any sale, transfer, assignment, pledge, hypothecation, gift, conveyance, security interest or other encumbrance, or any contract therefor, any voting trust or other agreement with respect to the transfer of voting rights or any other beneficial interest in, or any other transfer or disposition (including, without limitation, any disposition that would constitute a "sale" within the meaning of the Securities Act of 1933, as amended) whatsoever affecting the right, title, interest or possession in or to any Interest, whether direct or indirect, voluntary, involuntary, by operation of law or otherwise.

Treasury Regulations: Regulations promulgated pursuant to the Code by the United States Treasury Department, as amended from time to time.

Undistributed Capital Contributions: With respect to each Investor, an amount equal to the excess of (a) the aggregate capital contributions to the Company made by such Investor (or its predecessors), minus (b) the sum of all previous distributions received by such Investor (or its predecessors) pursuant to Section 4.1(b).

Undistributed Priority Return: With respect to each Investor, the remaining amount the Investor would need to receive on the date of determination in order to achieve the Priority Return on the date of determination, taking into account the sum of all distributions received by such Investor (or its predecessor) pursuant to Section 4.1 for all periods up to the date the determination is being made.

Unmatured Event of Default: Section 10.2.

Unmatured Event of Default Notice: Section 10.2.

Exhibit List

EXHIBIT A	Capital Contributions
EXHIBIT B	Legal Description of Property
EXHIBIT C	Proforma
EXHIBIT D	Business Plan for the Project
EXHIBIT E	List of Contracts and other Personal Property Assigned to the Company by Estridge
EXHIBIT F	Administrative Expenses (to be paid by Estridge out of its Fee)
EXHIBIT G	Estridge and the Builder Representations and Warranties

EXHIBIT A

Capital Contributions

Member	Capital Contribution
Billy Creek Associates, LP	$3,500,000
Estridge Development Company, Inc.	Estridge has contributed to the Company the Property and its entire right, title and interest in the Project, including those assets described on Exhibit E. In addition, Estridge will contribute to the Company from time to time 100% of the cash equity required to complete the Project in excess of the capital contributions of the other Members set forth above.

EXHIBIT B

Legal Description of Property

See attached one (1) page.

Parcel I:

Part of the Southwest Quarter of Section 10, Township 18 North, Range 3 East, in Washington Township, Hamilton County, Indiana, being more particularly described as follows:

Beginning at the Southwest corner of said Quarter Section; thence North 00 degrees 09 minutes 24 seconds East (assumed bearing) along the West line of said Quarter Section a distance of 1312.51 feet to the Northwest corner of the South Half of said Quarter Section; thence North 89 degrees 22 minutes 30 seconds East along the North line of said Half Quarter Section a distance of 2,264.82 feet; thence South 00 degrees 02 minutes 51 seconds West 1,309.38 feet to the South line of said Quarter Section; thence South 89 degrees 17 minutes 48 seconds West along said South line 2,267.36 feet to the place of beginning.

Parcel II:

Part of the Southwest Quarter of Section 10, Township 18 North, Range 3 East in Washington Township, Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northeast corner of said Quarter Section; thence South 89 degrees 27 minutes 13 seconds West (assumed bearing) along the North line of said Quarter Section 440.00 feet to the POINT OF BEGINNING of this description; thence continuing South 89 degrees 27 minutes 13 seconds West along said North line 660.00 feet; thence South 00 degrees 00 minutes 39 seconds West parallel with the East line of said Quarter Section 1320.00 feet; thence North 89 degrees 27 minutes 13 seconds East parallel with the aforesaid North line 660.00 feet; thence North 00 degrees 00 minutes 39 seconds East parallel with the aforesaid East line 1320.00 feet to the place of beginning.

EXHIBIT C

Proforma

The Company will engage in the acquisition and development of 118 acres located in Hamilton County, Indiana (see **Exhibit B**). The Project will be developed for lots suitable for single family residential construction. The Company will not engage in the business of constructing residences and townhouses and, consequently, the capital requirements of the Company do not and will not include or reflect any costs incurred or to be incurred in connection with such stage of development.

The Property currently includes a total of 293 Lots which the Company presently intends to sell to the Builder on an "as-is" basis for the prices determined in the Lot Sales Agreement. The Builder is acquiring the Lots for the sole purpose of constructing residential dwelling units thereon. Each residence will fall into one of the following product types: Estridge 900 Series, 600 Series and Town Homes. The sale of the Lots to the Builder will take place in one or more takedowns in accordance with the schedules attached to the Proforma.

The Company will provide the Builder a building pad that will include water, sewer, gas and electric hook-up. The Company will also be responsible for roads, entry ways, entry walls and common area landscaping and the development of the community's amenity center and parkway, as outlined in the Proforma (the utility improvements, amenity center and parkway are referred to as the "Improvements").

The Builder will provide and maintain merchandised models within the Project for each product type, will construct all roads and provide all other infrastructure for the Project.

The Proforma attached as **Exhibit C** sets forth costs previously incurred and Estridge's and the Builder's current estimate of the costs anticipated to be incurred with respect to the acquisition of the Property and the construction of the Improvements on the Property and the anticipated sales proceeds to be derived from the sale of the Property.

Centennial North											
	900 SERIES	800 SERIES	TOWN HOMES	TOTAL		Lot Pricing		2006	2007	2008	2009
Section 1	42	45	60	147		900 SERIES		65,000	66,500	68,000	69,500
Section 2	35	47	64	146		800 SERIES		71,000	73,000	75,000	77,000
						TOWN HOMES		47,800	49,300	50,800	52,300
Total	77	92	124	293							
							Section 1 Construction				
	Jan-06	Feb-06	Mar-06	Apr-06	May-06	Jun-06	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06
SOURCES											
LOT SALES											
900 SERIES									3	2	3
800 SERIES									3	3	3
TOWN HOMES					-	-					-
Total					-	-	-	-	6	5	6
REVENUE											
900 SERIES	-	-	-	-	-	-	-	-	195,000	130,000	195,000
800 SERIES									213,000	213,000	213,000
TOWN HOMES									-	-	-
TOTAL REVENUE	-	-	-	-	-	-	-	-	408,000	343,000	408,000
LAND & CONSTRUCTION COSTS											
PAYMENTS TOWARD LAND	3,682,124										
PLANNING											
GENERAL CONDITIONS											
ENGINEERING (DESIGN)	87,077			43,500	43,500	43,500		90,000			
LANDSCAPE DESIGN					10,000						
DEMOLITION											
LAND PLAN	2,793										
LEGAL & RECORDING FEES	1,250	4,000			4,350						
ZONING & PLAT	42,410										
MARKET STUDY											
TOTAL PLANNING	133,530	4,000		43,500	57,850	43,500	-	90,000	-	-	-
EXCAVATION, UTILITIES,STREETS,CURBS											
SOIL TESTS				2,000				1,500			
CONSTRUCTION STAKING					21,750	21,750		30,000			
ITE EXCAVATION						145,000	145,000	145,000	150,000	150,000	
ECIAL SITE CONDITIONS							45,000			30,000	
ATER MAINS							154,000	174,000		90,000	90,000
STORM SEWERS							174,000	174,000		75,000	75,000
SANITARY SEWERS						240,000	424,000	174,000		75,000	75,000
SANITARY & WATER AVAIL. FEES						304,500					210,000
CURBS & SIDEWALKS							82,650	82,650			90,000
STREETS							139,200	139,200			132,000
DOT ENTRY & ROW IMPRVMTS							50,000				
SIDEWALKS											
CONSTRUCTION ROAD							2,500				
TOTAL POD CONSTRUCTION	-	-	-	2,000	21,750	711,250	1,216,350	920,350	150,000	420,000	672,000
LANDSCAPING/ENTRYWAY/LIGHTING											
LANDSCAPE,SEED,SOD							75,000	75,000	75,000		50,000
EROSION CONTROL							52,200	52,200			72,000
IRRIGATION							20,000	20,000			10,000
ENTRY WALLS							125,000	125,000			25,000
PROJECT SIGNAGE							5,000				
STREET AND LOT SIGNS							8,700				3,000
PERIMETER FENCING							10,000	15,000			
ELECTRICAL/LIGHTING							10,000				4,000
TOTAL LANDSCAPING/ENTRY	-	-	-	-	-	-	305,900	287,200	75,000	-	164,000
COMMUNITY WIDE											
PARK FIXTURES											
JOGGING PATH											
BASKETBALL COURTS											
SWIMMING POOL											
SPECIAL STRUCTURES (pool house & parking)											
TOTAL COMMUNITY WIDE	-	-	-	-	-	-	-	-	-	-	-
PROJECT MAINTENANCE (HOA)	0	0	0	0	0	0	0	0	0	5000	0
MANAGEMENT FEES 3000/per LOT)	0	0	0	0	0	0	0	0	18000	15000	18000
FEES & PERMITS											
LETTERS OF CREDIT / BONDS							20,000			10,000	
SPECTION FEES							7,000			2,500	
RMITS FEES							4,000			2,000	
TOTAL FEES & PERMITS	-	-	-	-	-	-	31,000	-	-	14,500	-
ADMINISTRATIVE/OVERHEAD											
TITLE INSURANCE	1,200				2,000						
LIABILITY INSURANCE											
PROPERTY TAXES	1,025				3,000						3,000
APPRAISAL	1,000				4,000						
COMMITTMENT FEE	9,250				25,000						
TOTAL ADMINISTRATIVE	12,475	-	-	-	34,000	-	-	-	-	-	3,000
CONTINGENCY	-	-	-	200	5,675	67,125	155,325	120,755	22,500	43,450	83,900
INTEREST TO INVESTOR			85,806			105,000			105,000		
INTEREST TO BANK	218185	5,729	5,729	3,497	3,763	5,281	11,301	22,409	31,713	31,676	32,881
TOTAL COSTS	4,044,314	9,729	91,535	49,197	122,938	932,156	1,719,876	1,440,714	402,213	529,626	973,781
CUMMULATIVE COST	4,044,314	4,054,043	4,145,578	4,194,775	4,317,714	5,249,870	6,969,746	8,410,460	8,812,673	9,342,299	10,316,080
ONTHLY SURPLUS/(DEFICIT)	(4,044,314)	(9,729)	(91,535)	(49,197)	(122,938)	(932,156)	(1,719,876)	(1,440,714)	5,787	(186,626)	(565,781)
NK LOAN TO COVER DEFICIT	544,314	9,729	91,535	49,197	122,938	932,156	1,719,876	1,440,714	-	186,626	565,781
SURPLUS FOR BANK REPAYMENT	-	-	-	-	-	-	-	-	5,787	-	-
TOTAL BANK DEBT ACCUMULATION	544,314	554,043	645,578	694,775	817,714	1,749,870	3,469,746	4,910,460	4,904,673	5,091,299	5,657,080
CASH AFTER BANK DEBT PAYMENT	-	-	-	-	-	-	-	-	-	-	-
INVESTOR BALANCE	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000
CASH AFTER BANK/INVESTOR DEBT											
INVESTOR SHARE OF PROFIT											
ESTRIDGE SHARE OF PROFIT											
TOTAL INVESTOR RETURN	(3,500,000)	0	85,806	-	-	105,000	-	-	105,000	-	-

Centennial North										
Section 1										
Section 2										
Total										
								Section 2 Construction		
	Dec-06	Jan-07	Feb-07	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07
SOURCES										
LOT SALES										
900 SERIES	2	3	2	3	2	3	2	3	2	3
800 SERIES	3	3	3	3	3	3	3	3	3	3
TOWN HOMES	-	4	4	4	4	4	4	4	4	4
Total	5	10	9	10	9	10	9	10	9	10
REVENUE										
900 SERIES	130,000	199,500	133,000	199,500	133,000	199,500	133,000	199,500	133,000	199,500
800 SERIES	213,000	219,000	219,000	219,000	219,000	219,000	219,000	219,000	219,000	219,000
TOWN HOMES	-	197,200	197,200	197,200	197,200	197,200	197,200	197,200	197,200	197,200
TOTAL REVENUE	343,000	615,700	549,200	615,700	549,200	615,700	549,200	615,700	549,200	615,700
LAND & CONSTRUCTION COSTS										
PAYMENTS TOWARD LAND										
PLANNING										
GENERAL CONDITIONS										
ENGINEERING (DESIGN)						61,500	61,500			
LANDSCAPE DESIGN										
DEMOLITION										
LAND PLAN										
LEGAL & RECORDING FEES								4,100		
ZONING & PLAT								2,500		
MARKET STUDY										
TOTAL PLANNING	-	-	-	-	-	61,500	61,500	6,600	-	-
EXCAVATION, UTILITIES,STREETS,CURBS										
SOIL TESTS							1,500			
CONSTRUCTION STAKING							41,000			
ITE EXCAVATION								136,667	136,667	136,667
ECIAL SITE CONDITIONS										45,000
ATER MAINS									164,000	164,000
STORM SEWERS									164,000	164,000
SANITARY SEWERS									164,000	164,000
SANITARY & WATER AVAIL. FEES									287,000	
CURBS & SIDEWALKS										77,900
STREETS										131,200
DOT ENTRY & ROW IMPRVMTS								30,000		
SIDEWALKS										
CONSTRUCTION ROAD							2,500			
TOTAL POD CONSTRUCTION	-	-	-	-	-	-	45,000	166,667	915,667	882,767
LANDSCAPING/ENTRYWAY/LIGHTING										
LANDSCAPE,SEED,SOD						50,000				50,000
EROSION CONTROL										49,200
IRRIGATION										5,000
ENTRY WALLS								50,000		
PROJECT SIGNAGE										
STREET AND LOT SIGNS										
PERIMETER FENCING										15,000
ELECTRICAL/LIGHTING										5,000
TOTAL LANDSCAPING/ENTRY	-	-	-	-	-	50,000	-	50,000	-	124,200
COMMUNITY WIDE										
PARK FIXTURES				20,000	20,000	10,000				
JOGGING PATH										
BASKETBALL COURTS				15,000	15,000					
SWIMMING POOL				60,000	60,000					
SPECIAL STRUCTURES (pool house & parking)				55,000	55,000					
TOTAL COMMUNITY WIDE	-	-	-	150,000	150,000	10,000	-	-	-	-
PROJECT MAINTENANCE (HOA)	0	5000	0	5000	10000	0	0	10000	0	0
MANAGEMENT FEES 3000/per LOT)	15000	30000	27000	30000	27000	30000	27000	30000	27000	30000
FEES & PERMITS										
LETTERS OF CREDIT / BONDS										13,000
SPECTION FEES										
ERMITS FEES										
TOTAL FEES & PERMITS	-	-	-	-	-	-	-	-	-	13,000
ADMINISTRATIVE/OVERHEAD										
TITLE INSURANCE										
LIABILITY INSURANCE										
PROPERTY TAXES						2,500				
APPRAISAL										
COMMITTMENT FEE						30,000				
TOTAL ADMINISTRATIVE	-	-	-	-	-	32,500	-	-	-	-
CONTINGENCY	-	-	-	-	15,000	-	-	-	-	-
INTEREST TO INVESTOR	105,000			105,000			105,000			105,000
INTEREST TO BANK	38,535	35,331	31,809	28,642	26,723	24,654	22,025	20,160	18,014	20,672
TOTAL COSTS	156,535	70,331	58,809	318,642	228,723	208,654	260,525	283,427	960,681	1,175,639
CUMMULATIVE COST	10,472,616	10,542,947	10,601,756	10,920,397	11,149,121	11,357,774	11,618,299	11,901,726	12,862,407	14,038,045
MONTHLY SURPLUS/(DEFICIT)	186,465	545,369	490,391	297,058	320,477	407,046	288,675	332,273	(411,481)	(559,939)
ANK LOAN TO COVER DEFICIT	-	-	-	-	-	-	-	-	411,481	559,939
SURPLUS FOR BANK REPAYMENT	186,465	545,369	490,391	297,058	320,477	407,046	288,675	332,273	-	-
TOTAL BANK DEBT ACCUMULATION	5,470,616	4,925,247	4,434,856	4,137,797	3,817,321	3,410,274	3,121,599	2,789,326	3,200,807	3,760,745
CASH AFTER BANK DEBT PAYMENT	-	-	-	-	-	-	-	-	-	-
INVESTOR BALANCE	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000
CASH AFTER BANK/INVESTOR DEBT										
INVESTOR SHARE OF PROFIT										
ESTRIDGE SHARE OF PROFIT										
TOTAL INVESTOR RETURN	105,000	-	-	105,000	-	-	105,000	-	-	105,000

Centennial North	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08
Section 1										
Section 2										
Total										
SOURCES										
LOT SALES										
900 SERIES	2	3	2	3	2	3	2	3	2	3
600 SERIES	3	3	3	3	3	3	3	3	3	3
TOWN HOMES	4	4	4	4	4	4	4	4	4	4
Total	9	10	9	10	9	10	9	10	9	10
REVENUE										
900 SERIES	133,000	199,500	133,000	204,000	136,000	204,000	136,000	204,000	136,000	204,000
600 SERIES	219,000	219,000	219,000	225,000	225,000	225,000	225,000	225,000	225,000	225,000
TOWN HOMES	197,200	197,200	197,200	203,200	203,200	203,200	203,200	203,200	203,200	203,200
TOTAL REVENUE	549,200	615,700	549,200	632,200	564,200	632,200	564,200	632,200	564,200	632,200
LAND & CONSTRUCTION COSTS										
PAYMENTS TOWARD LAND										
PLANNING										
GENERAL CONDITIONS										
ENGINEERING (DESIGN)	30,000									
LANDSCAPE DESIGN										
DEMOLITION										
LAND PLAN										
LEGAL & RECORDING FEES		3,200								
ZONING & PLAT		1,000								
MARKET STUDY										
TOTAL PLANNING	30,000	4,200	-	-	-	-	-	-	-	-
EXCAVATION, UTILITIES, STREETS, CURBS										
SOIL TESTS										
CONSTRUCTION STAKING		32,000								
SITE EXCAVATION			160,000	160,000						
SPECIAL SITE CONDITIONS					25,000					
WATER MAINS				96,000	96,000					
STORM SEWERS				80,000	80,000					
SANITARY SEWERS				80,000	80,000					
SANITARY & WATER AVAIL. FEES				224,000						
CURBS & SIDEWALKS	77,900				48,000	48,000				
STREETS	131,200				70,400	70,400				
DOT ENTRY & ROW IMPRVMTS										
SIDEWALKS										
CONSTRUCTION ROAD										
TOTAL POD CONSTRUCTION	209,100	32,000	160,000	640,000	399,400	118,400	-	-	-	-
LANDSCAPING/ENTRYWAY/LIGHTING										
LANDSCAPE,SEED,SOD										
EROSION CONTROL	49,200		38,400	38,400						
IRRIGATION				5,000						
ENTRY WALLS										
PROJECT SIGNAGE										
STREET AND LOT SIGNS	8,200				3,200					
PERIMETER FENCING										
ELECTRICAL/LIGHTING										
TOTAL LANDSCAPING/ENTRY	57,400	-	38,400	43,400	3,200	-	-	-	-	-
COMMUNITY WIDE										
PARK FIXTURES										
JOGGING PATH										
BASKETBALL COURTS										
SWIMMING POOL										
SPECIAL STRUCTURES (pool house & parking)										
TOTAL COMMUNITY WIDE	-	-	-	-	-	-	-	-	-	-
PROJECT MAINTENANCE (HOA)	5000	0	0	5000	0	0	20000	0	0	5000
MANAGEMENT FEES 3000/per LOT)	27000	30000	27000	30000	27000	30000	27000	30000	27000	30000
FEES & PERMITS										
LETTERS OF CREDIT / BONDS					8,000				5,000	
INSPECTION FEES	7,000					2,500				
PERMITS FEES	4,000					2,000				
TOTAL FEES & PERMITS	11,000	-	-	-	8,000	4,500	-	-	5,000	-
ADMINISTRATIVE/OVERHEAD										
TITLE INSURANCE										
LIABILITY INSURANCE										
PROPERTY TAXES		2,500						1,000		
APPRAISAL										
COMMITTMENT FEE										
TOTAL ADMINISTRATIVE	-	2,500	-	-	-	-	-	1,000	-	-
CONTINGENCY	-	-	-	-	-	-	-	-	-	-
INTEREST TO INVESTOR			105,000			105,000			105,000	
INTEREST TO BANK	24,288	23,091	19,707	18,421	19,097	18,403	16,104	12,868	9,068	6,368
TOTAL COSTS	363,788	91,791	350,107	736,821	456,697	276,303	63,104	43,868	146,068	41,368
CUMMULATIVE COST	14,401,834	14,493,624	14,843,731	15,580,553	16,037,250	16,313,552	16,376,657	16,420,525	16,566,593	16,607,961
MONTHLY SURPLUS/(DEFICIT)	185,412	523,909	199,093	(104,621)	107,503	355,897	501,096	588,332	418,132	590,832
BANK LOAN TO COVER DEFICIT	-	-	-	104,621	-	-	-	-	-	-
SURPLUS FOR BANK REPAYMENT	185,412	523,909	199,093	-	107,503	355,897	501,096	588,332	418,132	590,832
TOTAL BANK DEBT ACCUMULATION	3,575,334	3,051,424	2,852,331	2,956,953	2,849,450	2,493,552	1,992,457	1,404,125	985,993	395,161
CASH AFTER BANK DEBT PAYMENT	-	-	-	-	-	-	-	-	-	-
INVESTOR BALANCE	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000
CASH AFTER BANK/INVESTOR DEBT										
INVESTOR SHARE OF PROFIT										
ESTRIDGE SHARE OF PROFIT										
TOTAL INVESTOR RETURN	-	-	105,000	-	-	105,000	-	-	105,000	-

Centennial North										
Section 1										
Section 2										
Total										
	-									
	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09	Apr-09	May-09
SOURCES										
LOT SALES										
900 SERIES	2	3	2	3	2	3	2	2		
800 SERIES	3	3	3	3	3	3	3	2		
TOWN HOMES	4	4	4	4	4	4	4	4	4	4
Total	9	10	9	10	9	10	9	8	4	4
REVENUE										
900 SERIES	136,000	204,000	136,000	204,000	136,000	208,500	139,000	139,000	-	-
800 SERIES	225,000	225,000	225,000	225,000	225,000	231,000	231,000	154,000	-	-
TOWN HOMES	203,200	203,200	203,200	203,200	203,200	209,200	209,200	209,200	209,200	209,200
TOTAL REVENUE	564,200	632,200	564,200	632,200	564,200	648,700	579,200	502,200	209,200	209,200
LAND & CONSTRUCTION COSTS										
PAYMENTS TOWARD LAND										
PLANNING										
GENERAL CONDITIONS										
ENGINEERING (DESIGN)										
LANDSCAPE DESIGN										
DEMOLITION										
LAND PLAN										
LEGAL & RECORDING FEES										
ZONING & PLAT										
MARKET STUDY										
TOTAL PLANNING	-	-	-	-	-	-	-	-	-	-
EXCAVATION, UTILITIES, STREETS, CURBS										
SOIL TESTS										
CONSTRUCTION STAKING										
SITE EXCAVATION										
SPECIAL SITE CONDITIONS										
WATER MAINS										
STORM SEWERS										
SANITARY SEWERS										
SANITARY & WATER AVAIL. FEES										
CURBS & SIDEWALKS										
STREETS										
DOT ENTRY & ROW IMPRVMTS										
SIDEWALKS										
CONSTRUCTION ROAD										
TOTAL POD CONSTRUCTION	-	-	-	-	-	-	-	-	-	-
LANDSCAPING/ENTRYWAY/LIGHTING										
LANDSCAPE,SEED,SOD										
EROSION CONTROL										
IRRIGATION										
ENTRY WALLS										
PROJECT SIGNAGE										
STREET AND LOT SIGNS										
PERIMETER FENCING										
ELECTRICAL/LIGHTING										
TOTAL LANDSCAPING/ENTRY	-	-	-	-	-	-	-	-	-	-
COMMUNITY WIDE										
PARK FIXTURES										
JOGGING PATH										
BASKETBALL COURTS										
SWIMMING POOL										
SPECIAL STRUCTURES (pool house & parking)										
TOTAL COMMUNITY WIDE	-	-	-	-	-	-	-	-	-	-
PROJECT MAINTENANCE (HOA)	0	10000	5000	5000	0	5000	10000	0	10000	10000
MANAGEMENT FEES 3000/per LOT)	27000	30000	27000	30000	27000	30000	27000	24000	12000	12000
FEES & PERMITS										
LETTERS OF CREDIT / BONDS										
INSPECTION FEES										
PERMITS FEES										
TOTAL FEES & PERMITS	-	-	-	-	-	-	-	-	-	-
ADMINISTRATIVE/OVERHEAD										
TITLE INSURANCE										
LIABILITY INSURANCE										
PROPERTY TAXES				1,000						500
APPRAISAL										
COMMITTMENT FEE										
TOTAL ADMINISTRATIVE	-	-	-	1,000	-	-	-	-	-	500
CONTINGENCY	-	-	-	-	-	-	-	-	-	-
INTEREST TO INVESTOR		103,605			69,552			20,580		
INTEREST TO BANK	2,552	-	-	-	-	-	-			
TOTAL COSTS	29,552	143,605	32,000	36,000	96,552	35,000	37,000	44,580	22,000	22,500
CUMMULATIVE COST	16,637,513	16,781,118	16,813,118	16,849,118	16,945,670	16,980,670	17,017,670	17,062,250	17,084,250	17,106,750
MONTHLY SURPLUS/(DEFICIT)	534,648	488,595	532,200	596,200	467,648	613,700	542,200	457,620	187,200	186,700
BANK LOAN TO COVER DEFICIT	-	-	-	-	-	-	-	-	-	-
SURPLUS FOR BANK REPAYMENT	534,648	488,595	532,200	596,200	467,648	613,700	542,200	457,620	187,200	186,700
TOTAL BANK DEBT ACCUMULATION	-	-	-	-	-	-	-	-	-	-
CASH AFTER BANK DEBT PAYMENT	139,487	488,595	532,200	596,200	467,648	613,700	542,200	457,620	187,200	186,700
INVESTOR BALANCE	3,360,513	2,871,918	2,339,718	1,743,518	1,275,870	662,170	119,970	-	-	-
CASH AFTER BANK/INVESTOR DEBT		-	-	-	-	-	-	337,650	187,200	186,700
INVESTOR SHARE OF PROFIT		-	-	-	-	-	-	-	-	-
ESTRIDGE SHARE OF PROFIT				-	-	-	-			
TOTAL INVESTOR RETURN	139,487	592,200	532,200	596,200	537,200	613,700	542,200	478,200	187,200	186,700

Centennial North					
Section 1					
Section 2					
Total					
	Jun-09	Jul-09	Aug-09	Total	
SOURCES					
LOT SALES					
900 SERIES				77	
800 SERIES				92	
TOWN HOMES	4	4	-	124	
Total	4	4	-	293	
					Ave./Lot
REVENUE					
900 SERIES	-	-	-	5,171,500	67,162
800 SERIES	-	-	-	6,796,000	73,870
TOWN HOMES	209,200	209,200	-	6,269,200	50,558
TOTAL REVENUE	209,200	209,200	-	18,236,700	62,241
LAND & CONSTRUCTION COSTS					
PAYMENTS TOWARD LAND				3,682,124	12,567
PLANNING					
GENERAL CONDITIONS				-	
ENGINEERING (DESIGN)				460,577	1,572
LANDSCAPE DESIGN				10,000	34
DEMOLITION				-	-
LAND PLAN				2,793	10
LEGAL & RECORDING FEES				16,900	58
ZONING & PLAT				45,910	157
MARKET STUDY				-	-
TOTAL PLANNING	-	-	-	536,180	1,830
EXCAVATION, UTILITIES, STREETS & CURBS					
SOIL TESTS				5,000	17
CONSTRUCTION STAKING				146,500	500
SITE EXCAVATION				1,465,000	5,000
SPECIAL SITE CONDITIONS				145,000	495
WATER MAINS				1,028,000	3,509
STORM SEWERS				986,000	3,365
SANITARY SEWERS				1,476,000	5,038
SANITARY & WATER AVAIL. FEES				1,025,500	3,500
CURBS & SIDEWALKS				507,100	1,731
STREETS				813,600	2,777
DOT ENTRY & ROW IMPRVMTS				80,000	273
SIDEWALKS				-	-
CONSTRUCTION ROAD				5,000	17
TOTAL POD CONSTRUCTION	-	-	-	7,682,700	26,221
LANDSCAPING/ENTRYWAY/LIGHTING					
LANDSCAPE,SEED,SOD				375,000	1,280
EROSION CONTROL				351,600	1,200
IRRIGATION				60,000	205
ENTRY WALLS				325,000	1,109
PROJECT SIGNAGE				5,000	17
STREET AND LOT SIGNS				23,100	79
PERIMETER FENCING				40,000	137
ELECTRICAL/LIGHTING				19,000	65
TOTAL LANDSCAPING/ENTRY	-	-	-	1,198,700	4,091
COMMUNITY WIDE					
PARK FIXTURES				50,000	171
JOGGING PATH				-	-
BASKETBALL COURTS				30,000	102
SWIMMING POOL				120,000	410
SPECIAL STRUCTURES (pool house & parking)				110,000	375
TOTAL COMMUNITY WIDE	-	-	-	310,000	1,058
					-
PROJECT MAINTENANCE (HOA)	5000	10000	0	140,000	478
MANAGEMENT FEES 3000/per LOT)	12000	12000	0	879,000	3,000
					-
FEES & PERMITS					
LETTERS OF CREDIT / BONDS				56,000	191
INSPECTION FEES				19,000	65
PERMITS FEES				12,000	41
TOTAL FEES & PERMITS	-	-	-	87,000	297
ADMINISTRATIVE/OVERHEAD					
TITLE INSURANCE				3,200	11
LIABILITY INSURANCE				-	-
PROPERTY TAXES				14,525	50
APPRAISAL				5,000	17
COMMITTMENT FEE				64,250	219
TOTAL ADMINISTRATIVE	-	-	-	86,975	297
CONTINGENCY	-	-	-	513,830	1,754
INTEREST TO INVESTOR	-			1,224,543	4,179
INTEREST TO BANK				804,698	2,746
TOTAL COSTS	17,000	22,000	-	17,145,750	58,518
CUMMULATIVE COST	17,123,750	17,145,750	17,145,750		
MONTHLY SURPLUS/(DEFICIT)	192,200	187,200	-		
BANK LOAN TO COVER DEFICIT	-	-	-		
SURPLUS FOR BANK REPAYMENT	192,200	187,200	-		
					1,090,950
TOTAL BANK DEBT ACCUMULATION	-	-	-		
CASH AFTER BANK DEBT PAYMENT	192,200	187,200	-		
INVESTOR BALANCE	-	-	-		
CASH AFTER BANK/INVESTOR DEBT	192,200	187,200	-	1,090,950	
INVESTOR SHARE OF PROFIT	-	-	-	-	
ESTRIDGE SHARE OF PROFIT				-	
TOTAL INVESTOR RETURN	192,200	187,200	-	5,815,493	19.52%

EXHIBIT D

Business Plan

(See Exhibit C and Proforma)

EXHIBIT E

List of Contracts and other Personal Property
Assigned to the Company by Estridge

1. All rights to use the name "Centennial North."

2. All rights of Estridge and its Affiliates in any master plans, land use plans/models, architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for the Project (or any portion thereof).

3. All rights or benefits of Estridge and its Affiliates in and to all prior discussions with governmental bodies, entities and agencies with respect to the Project (or any portion thereof) and the Development Plan.

4. All right, title and interest of Estridge and its Affiliates to continue the negotiations, discussions and business arrangements with respect to the Project (or any portion thereof) and the Development Plan.

5. All agreements for utility services for the Project (or any portion thereof).

6. All other rights, licenses and permits related to the Project (or any portion thereof).

7. All rights or benefits in all professional studies on evaluating the Project (or any portion thereof).

8. All rights or benefits on bonds, security deposit or letters of credit required in connection with the Project (or any portion thereof).

9. The following Contracts: (See attached list)

List of Contracts

Description of Work	Vendor
Site Work (excavation of ponds, balance site, construct pads)	To be awarded
Storm & Sanitary Sewer Installation	To be awarded
Water Installation	To be awarded
Erosion Control	To be awarded
Curbs	To be awarded

EXHIBIT F

Administrative Expenses

(to be paid by Estridge out of its Fee)

All costs of administering this Project shall be paid by Estridge except to the extent otherwise specifically provided in the Proforma. Administrative expenses to be paid by Estridge include:

1. general office expenses, including overhead and compensation of office employees,

2. on site project supervision.

EXHIBIT G

Estridge and the Builder Representations and Warranties

As an inducement to Billy Creek to enter into this Agreement, Estridge and the Builder, jointly and severally with Estridge, represent and warrant to the Investors that:

Warranty of Title. The Company is the record and beneficial owner in fee simple of the Property, together with all easements appurtenant and all land use, development, water, drainage and zoning rights applicable thereto, free and clear of all liens, charges, easements, covenants, conditions, restrictions and encumbrances whatsoever, other than those set forth in **Schedule A** ("Permitted Exceptions"). The Company has the power and authority to convey, transfer and assign fee simple title to the Property. Neither the Company, nor Estridge, nor the Builder has granted any options, rights of first refusal or rights of first opportunity to purchase fee simple title or any other interest in the Property, except that the Company has agreed to sell the Lots to the Builder in accordance with the terms of the Lot Sales Agreement.

Authority. The Company, Estridge, and the Builder each have full right, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and all other documents and instruments to be executed and delivered by it pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby (the "Related Documents"). This Agreement and the Related Documents, when executed and delivered, will constitute the duly authorized, valid and legally binding obligation of the Company, Estridge, and the Builder and will be enforceable strictly in accordance with their respective terms. All action, including the obtainment of consents and approvals required to authorize execution and performance of this Agreement and the other instruments herein provided, have been obtained.

Conflicts. The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions herein or therein contemplated, and compliance with the terms and provisions hereof or thereof, will not (i) violate any presently existing provisions of law or any presently existing applicable regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, or (ii) conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, instrument, document, agreement or contract of any kind to which the Company, Estridge or the Builder is a party or by which it may be bound.

Pending Litigation. There are no petitions, actions, suits, proceedings or investigations pending against the Company, Estridge or the Builder relating to the execution and delivery of this Agreement or any Related Document, the Property, the Project, the Governmental Commitments, Permits or that could otherwise affect the Project or the Property, before any court or any governmental, administrative, regulatory, adjudicatory or arbitrational body or agency of any kind (including, without limitation, any actions or petitions to alter or declare invalid any laws, ordinances, rules, regulations, permits, certificates, restrictions, leases or agreements authorizing or relating to the Project or the Property). None of the foregoing is subject to the terms of any previously entered and final orders, writs, injunctions, decrees or arbitration awards which continue to be binding and in full force and effect.

Potential Litigation. No notices have been received that this Agreement, any Related Document, the Government Commitments, the Permits, the Property, the Project, the Company, Estridge, or the Builder is the subject of any threatened investigation, action, litigation, or proceeding, either judicial or administrative. No notices have been received or process served or other action taken with respect to the existence or enforcement of any outstanding orders, writs, injunctions, or decree of any court, government, governmental authority, or arbitration against or affecting all or any portion of the Property, the Project, the Company, Estridge, or the Builder.

Compliance. The Property and the Project are in compliance with all Permits, laws, ordinances, statutes, rules, regulations, restrictions, and orders applicable thereto. No notice has been received from any governmental authority that the Project or Property is in violation of any of the foregoing or that remedial action is required to regain compliance. There is no pending or threatened investigation or inquiry by any governmental authority with respect to the Property and the Project. No law, ordinance, statute, rule, regulation, restriction, or order is pending which, if enacted, would adversely affect the Property and the Project. Neither the Property nor the construction of the Project on the Property nor the use of the Project when completed will then violate, any presently existing applicable statute, law, regulation, rule, ordinance or order of any kind whatsoever (including, but not limited to, any presently existing zoning or building laws or ordinances, any presently existing environmental protection laws or regulations, or any presently existing rules, regulations or orders of any governmental agency), or any Permit issued with respect to the Project or any condition, easement, right-of-way, covenant or restriction of record affecting the Property.

Utilities. The Company has entered into binding agreements with the providers of water, storm and sanitary sewer, gas, electric and telephone services to provide such services in sufficient quantities for the construction and the operation of 293 Lots in the Project and nothing will prevent the Company from entering into similar agreements for such services in sufficient quantity to complete the remainder of the Project. The Company has obtained all Permits and approvals necessary to extend such lines and mains to bring such utility services to the Property. Such Permits and approvals are in full force and effect. The Company holds all rights to such Permits and approvals, has assigned no interests therein to others and has not contracted to assign or grant rights therein to others. Such agreements and Permits provide for no extraordinary or special (unique to the Property) tap-on charges and user fees. The plat of subdivision as recorded or separate recorded instruments provide recorded easements to service every Lot within the Project with all utilities.

Documents furnished. Neither this Agreement, nor any Related Document, nor any exhibit or Schedule thereto or any document, report, financial statement, schedule, certificate, or other statement required herein or therein furnished or to be furnished contains any untrue statement of a material fact or omits to state a material fact relating to the Property, the Project, the Purchase Contract, Government Commitments, Permits, the Company, Estridge, the Builder or otherwise, and each of the foregoing is true and correct in all material respects. The financial statements of Estridge and the Builder previously delivered to the Investors have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be noted therein) and fairly reflect the financial condition, results of operations and cash flows of Estridge and the Builder for the periods presented.

Zoning. The Property is duly and validly zoned for the construction of the Project. Such zoning is unconditional, in full force and effect, and no attacks are pending or threatened with respect thereto. The transfer of the Property will cause no change in such zoning.

Contracts. There are no contracts or agreements (either oral or written) affecting the Property and the Project, including, without limitation, leases, tenancies or other contracts or agreements relating to the design, engineering, construction, maintenance, development or management thereof (collectively "Contracts") other than those listed in **Exhibit E**. All right title and interest in the Contracts is owned by the Company, free and clear of any liens or rights and interests of third parties, Estridge, and the Builder (except for Estridge's and the Builder's rights expressly contemplated by this Agreement and the Lot Sales Agreement). Heretofore true, correct, and complete copies of all of such Contracts and all of the Plans and Specifications have been furnished to Billy Creek. Such Contracts are in full force and effect, are unamended and no defaults or potential claims for default exist thereunder. The Company has not previously assigned or contracted to assign the Contracts or any interests therein.

Brokerage Commissions and Finders Fees. No person is entitled to any brokerage fees or commissions in connection with the Property, the Project or the transactions contemplated by this Agreement and the Lot Sales Agreement which have not previously been paid in full.

Condemnation. No notices have been received from any governmental or quasi-governmental body or agency or from any person or entity with respect to (and none are expected or contemplated) any actual or threatened taking of the Property, or any portion thereof, for any public or quasi-public purpose by the exercise of the right of condemnation or eminent domain.

Proforma. The Proforma sets forth all expenses and costs incurred or estimated to be incurred, in connection with the acquisition of the Property and the completion of the Project, including all costs and expenses incurred or estimated to be incurred, established and maintained in connection with the construction of the Improvements. All estimates set forth in the Proforma are based on reasonable assumptions in light of the prior experience of Estridge and the Builder in connection with other projects similar to the Project.

Priority Return. Each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder.

Existing Permits and Applications. All building, zoning and other permits ("Permits") heretofore issued for the Project and all applications submitted and pending for the Project are listed and described on **Schedule B**. All of the Permits are issued in favor of and are owned solely by the Company. The Permits may be assigned and transferred without the imposition of additional conditions except for the payment of a scheduled re-issue fee. All issued Permits are in full force and effect, all fees required for the issuance thereof have been paid, and no actions to revoke such Permits are pending or threatened. The Company has entered into no other agreements to assign and transfer the Permits or to grant other rights to use the Permits.

Claims. There are no claims or liabilities (whether accrued, contingent, or otherwise) relating to the Property and the Project, including recaptures and impact fees, other than those described on **Schedule C**. There are no facts in existence that might reasonably serve as the basis now or in the future for any liabilities or obligations with respect to the Property and the Project, other than as described in **Schedule C**.

Taxes. All federal, state, local, and other governmental agencies, tax returns, information returns, and reports required to be filed that relate to any tax or assessment levied, assessed, or due have been filed with respect to the Property and the Project, and all taxes, assessments and penalties, or deficiencies have been paid. There is no pending action or proceeding by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against the Company or the Property or the Project.

Not a Foreign Person. Neither the Company nor the Builder are a "foreign person" under Section 1445 of the Internal Revenue Code of 1986, as amended, and each of them shall satisfy the requirements of said statute.

Name, Logos, Trademarks and Trade names. The Company has exclusive rights to use the name "Centennial North," in connection with the Property and the Project, which it can assign and transfer so that such name may be used without the payment of fees, royalties or charges. The Company owns and has authority to assign all rights to use the logos, trademarks and trade names, plus any applications filed or pending, previously obtained or filed for the Project and the Property.

Assessments. The Property is not subject to any existing or proposed assessment liens and is not now or in the future to be included in any utility, drainage, service or other assessment district affecting the Property, other than assessments that may be levied by the Centennial North Homeowner's Association, Inc.

Governmental Commitments. Except as listed on **Schedule D**, no commitments, undertakings, or agreements have been made (or will be made or are required to be made) with any governmental authority, utility company, or any other person or entity that would require any contribution or dedication of money or land, annexation or disconnection of any portion of the Property into any municipality, district, or governmental unit or construction and installation of improvements of a public or private nature on or off of the Property. The foregoing are collectively called the "Governmental Commitments."

Environmental Matters. To the knowledge of Estridge and the Builder, no one has ever caused or permitted anyone to store, place, dump, release or bury any materials or substances, including hazardous material (as hereinafter defined), on, under or into the Property or used the Property as a treatment, storage, or disposal (whether permanent or temporary) site for any hazardous material. To the knowledge of Estridge and the Builder, no one has or has permitted others to store, place, dump, release or bury any hazardous materials on the Property. To the knowledge of Estridge and the Builder, the Property contains no underground storage tanks and no underground storage tanks have been removed from the Property.

For purposes hereof, "hazardous material" means (i) "hazardous substances" as defined in 42 U.S.C. 9601 et seq. (CERCLA); (ii) petroleum, including but not limited to crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iii) asbestos in any form or condition, and (iv) any radioactive material, including but not limited in any source, special nuclear, or by-product material as defined at 42 U.S.C. et seq. and (v) urea formaldehyde foam insulation and polychlorinated biphenyls (PCBs).

The Schedules attached to this Exhibit are an integral part hereof.

SCHEDULE OF SCHEDULES

Schedule A - Permitted Exceptions

Schedule B - Permits

Schedule C - Liabilities

Schedule D - Government Commitments

Schedule A

Permitted Exceptions

1. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-023.000; Township: Washington; Assessed Value: Land - $55,800; Improvements - $0; Exemptions - $0 (Parcel I)

2. John Edwards Drain assessment for annual maintenance in the amount of $14.00 each installment.

3. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-025.000; Township: Washington; Assessed Value: Land - $15,500; Improvements - $0; Exemptions - $0 (Parcel I)

4. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-026.000; Township: Washington; Assessed Value: Land - $12,100; Improvements - $0; Exemptions - $0 (Parcel I)

5. John Edward Drain assessment for annual maintenance in the amount of $10.00 is paid.

6. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-027.000; Township: Washington; Assessed Value: Land - $35,900; Improvements - $0; Exemptions - $0 (Parcel I)

7. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-024.000; Township: Washington; Assessed Value: Land - $24,000; Improvements - $0; Exemptions - $0 (Parcel II)

8. John Edward Drain assessment for annual maintenance in the amount of $19.00 each installment.

9. Taxes for the year 2005 due and payable in 2006 are a lien not yet due and payable.

10. Possible municipal assessments, sewer use charges and/or impact fees levied by City of Carmel.

11. Rights of the public, the State of Indiana and/or the municipality, and others entitled thereto, in and to that part of the land taken or used for road purposes.

12. Rights of way for drainage tiles, ditches, feeders and laterals, if any.

13. Pipe line easement granted to Socony-Vacuum Oil Company, Inc. dated May 23, 1939 and recorded June 24, 1939 in Miscellaneous Record 34, page 277, transferred to Marathon Pipe Line Company by Assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11, as Instrument Number 6033.

14. Pipe line easement granted to Socony-Vacuum Oil Company, Inc. dated May 23, 1939 and recorded June 24, 1939 in Miscellaneous Record 34, page 271, transferred to Marathon Pipe Line Company by Assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11, as Instrument Number 6033.

15. Blanket easement for pipeline granted to Buckeye Pipeline Company recorded September 13, 1962 in Deed Record 175 page 315, as assigned and assumed by Assignment and Assumption of Rights of way in favor of Buckeye Pipe Line Company recorded in Easement Record 4, page 734.

16. Permanent non-exclusive utility easement granted to Hamilton Western Utilities, Inc. dated April 22, 1995 and recorded April 24, 95-22669.

17. Mortgage from Estridge Development Company, Inc. to Community Bank in the principal amount of $1,746,000.00 dated January 12, 2005 and recorded February 2, 2005 as Instrument No. 200500006533. (Parcel I)

18. Mortgage from Estridge Development Company, Inc. to Community Bank in the principal amount of $1,312,000.00 dated July 18, 2004 and recorded July 19, 2004 as instrument No. 200400050300. (Parcel II)

Schedule B

Permits

None.

Schedule C

Liabilities

Community Bank Loan	$3,080,106.79 (as of January 4, 2006)
Estridge Development Co.	$ 986,344.00
Total Liabilities	$4,066,450.79

*Per diem amount to Community Bank equals $658.33 per day.

Schedule D

Government Commitments

1. Centennial North Planned Unit Development Ordinance

Exhibit 2.11

Operating Agreement of BCE Associates IV, LLC

BCE ASSOCIATES IV, LLC,

an Indiana limited liability company

OPERATING AGREEMENT

among

Estridge Development Company, Inc.
an Indiana corporation

as a Member and the Manager

and

Billy Creek Associates, LP,
an Indiana limited partnership

as a Member

BCE ASSOCIATES IV, LLC

OPERATING AGREEMENT

This Operating Agreement ("Agreement") is made as of November 3, 2006 by and between Estridge Development Company, Inc., ("Estridge"), and Billy Creek Associates, LP, an Indiana limited partnership ("Billy Creek")(Billy Creek, collectively with its Permitted Transferees, referred to as the "Investors").

Definitions of certain terms used in this Agreement are set forth in the Glossary of Defined Terms attached to and forming a part of this Agreement.

On October 30, 2006, Estridge formed the Company to acquire and hold real estate for the future development of planned residential communities located in Hamilton County, Indiana, known as Symphony and Sunny Meadows. Substantially all of the stock of Estridge and The Estridge Group, Inc. ("Builder") is owned by Paul E. Estridge, Jr. (the "Guarantor"). As of the date of this Agreement, the Company and Builder are entering into a Real Estate Purchase Agreement related to the Symphony Real Estate and a Real Estate Purchase Agreement related to the Sunny Meadows Real Estate (collectively, the "Purchase Agreement") pursuant to which Builder will purchase the Property from the Company upon the terms and conditions set forth in the Purchase Agreement. Estridge and Builder have represented and warranted to the Investors on Exhibit D hereto that each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder pursuant to the Purchase Agreement. Builder and Estridge acknowledge that their covenants and other obligations under this Agreement and the Purchase Agreement, the representations and warranties set forth on Exhibit D, and the personal guaranty of the Guarantor, are the primary inducement for the Investors' investment in the Company.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual agreements set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

Article 1
The Company

Section 1.1 Organization and Continuation. The Members hereby agree to continue the Company as a limited liability company under the Act as of the day and year first above written, for the purposes and upon the terms and conditions set forth in this Agreement.

Section 1.2 Name. The name of the Company shall continue to be BCE Associates IV, LLC and all business of the Company shall continue to be conducted in such name. The Manager shall cause to be filed such certificates as may be required to ensure that the Company is in compliance with the Act, any relevant assumed or trade name laws and other applicable laws.

Section 1.3 Place of Business. The principal office of the Company shall be located at 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana, or at such other place as may be approved by the Manager.

Section 1.4 Purpose. The sole purposes of the Company shall be to acquire that certain real estate located in Hamilton County, Indiana described on Exhibit B (the "Property"), and to own and dispose of the Property pursuant to the Purchase Agreement. The acquisition of real estate will be accomplished in two separate transactions. The first transaction will be the acquisition of the Symphony Real Estate (as described on Exhibit B) which will be on or about October 31, 2006. The second transaction will be the acquisition of the Sunny Meadows Real Estate (as described on Exhibit B) which will close on or about December 15, 2006, unless Estridge secures development financing prior thereto and then the Company will not purchase the Sunny Meadows Real Estate.

Section 1.5 Purposes Limited. The Company's activities shall be only for the purposes specified in Section 1.4. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business and no Member shall have any authority to hold itself out as an agent of another Member in any other business or activity.

Section 1.6 No Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

Section 1.7 Statutory Compliance.

(a) The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Manager shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. Additionally, the Company shall make all filings and pay all fees required to qualify the Company as a foreign limited liability company in each state in which the Company conducts any business and such qualification is necessary for the Members to maintain limited liability status.

(b) The Manager shall execute and file in the appropriate records any assumed or fictitious name certificate or certificates required by law to be filed in connection with the formation, qualification and continuation of the Company as a limited liability company, and shall execute and file such other documents and instruments and pay such fees as may be necessary or appropriate with respect to such formation, qualification and continuation of, and conduct of business by, the Company.

Section 1.8 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in its individual name or right except as expressly provided in this Agreement and each Member's interest in the Company shall be personal property for all purposes.

Section 1.9 Duration. The duration of the Company shall be perpetual, until dissolved pursuant to Article 9 of this Agreement.

Section 1.10 Registered Office and Registered Agent. The Company's initial registered agent for service of process and the registered office shall be that Person and location reflected in the Articles of Organization filed with the Indiana Secretary of State. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Indiana Secretary of State pursuant to the Act.

Article 2
The Members

Section 2.1 Identification. Estridge and Billy Creek shall be the initial Members of the Company. No other Person may become a Member except by way of a Transfer specifically permitted under and effected in compliance with Article 8 of this Agreement.

Section 2.2 Withdrawals. A Member may not withdraw from the Company except upon liquidation of the Company pursuant to Article 9 or by a permitted Transfer pursuant to Article 8. Except as otherwise provided herein, a Member shall not have the right to demand or withdraw all or any portion of its capital contributions or any other distribution until the time of (and on the same terms as) any such return or distribution is required to be made pursuant to Section 4.1. In no event shall a Member have a right to demand or receive property other than cash in return for capital contributions or otherwise.

Section 2.3 Conflicts.

(a) The Members and their Affiliates may conduct any business or activity whatsoever that is unrelated to the Property (including the acquisition, development, leasing, operation and sale of other real property) without any accountability to the Company or to any Member even if such business or activity competes with the business of the Company. Each Member understands that the other Members and their Affiliates may be interested, directly or indirectly, in various other such businesses and undertakings and each Member waives any rights it might otherwise have to share or participate in such other interests or activities of the other Members and their Affiliates.

(b) No Member or its Affiliates shall enter into any transaction with the Company or related to the Property unless the material facts of the transaction and the Member's (or its Affiliate's) interest is disclosed to the other Members and the transaction is authorized, approved or ratified by the Majority Investors and Estridge.

Section 2.4 Reimbursement and Fees. No Member and no Affiliate of a Member shall be paid any compensation by the Company for services to the Company or be reimbursed by the Company for any expenses whatsoever including, without limitation, overhead or general administrative expenses; provided, however, that the Company will reimburse the Investors for (a) all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with (i) enforcing or defending (or determining whether or how to enforce or defend) any rights of the Investors under this Agreement, the Purchase Agreement or any Related Document or (ii) any insolvency or bankruptcy of the Company, Estridge or the Builder or in connection with any work-out or restructuring of the transactions contemplated hereby and (b) one-half of all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with the structuring, negotiation and documentation of the transactions contemplated by this Agreement, the Purchase Agreement and any Related Document, or any subsequent amendments thereof.

Section 2.5 No Liability of Members. No Member shall be liable as such for any acts, debts or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for any acts, debts or liabilities of the Company.

Section 2.6 Duties of Members. Each Member shall have the duties (a) to act openly, honestly and reasonably with each other Member and with the Company; (b) not to misappropriate any property or assets of the Company for such Member's own benefit or for the benefit of any other Person; and (c) not to make any willful misrepresentation, or any statement that effectively constitutes a willful misrepresentation because of misleading omissions, to any other Member of the Company that could reasonably be expected to materially adversely affect the business, properties, assets, condition (financial or other) or prospects of the Company. Except as set forth in the preceding sentence, no Member, as such, shall have any duty of loyalty, duty of care or any other fiduciary duty of any character whatsoever to the Company or to any other Member. No Member as such shall be required to devote any time to the business of the Company.

Section 2.7 Indemnification of Investors. The Company shall indemnify, to the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such Person is or was an Investor or an Affiliate of any Investor. To the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, expenses incurred by any such Person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such Person to repay such expenses if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company. The rights provided to any Person by this Section shall be enforceable against the Company by such Person, who shall be presumed to have relied upon it in continuing to be a Member of the Company. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled. No amendment of this Section shall impair the rights of any Person arising at any time with respect to events occurring prior to such amendment.

Article 3
Capital of the Company

Section 3.1 Initial Capital Contributions. The Members have made or shall make contributions to the capital of the Company of cash and property in the amounts, at the agreed values and at the times set forth opposite their respective names on Exhibit A attached hereto and incorporated herein by reference. No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by it, except as specifically provided in this Agreement.

Section 3.2 Use of Proceeds. The Company shall use the capital contributions made by the Investors to immediately purchase the Property in addition to the financing provided by Monroe Bank as set forth on Schedule C to Exhibit D.

Section 3.3 No Further Capital Contributions. Except for the cash and property required to be contributed pursuant to Section 3.1, the Members shall not be required to contribute additional capital to the Company.

Section 3.4 Member Loans. In the event that funds are needed by the Company for its operations, any Member may (but shall not be required to) loan such funds to the Company under such terms and conditions as may be agreed to between the Member and the Company, with the prior written consent of the Majority Investors.

Article 4
Distributions

Section 4.1 Distribution of Available Cash. All Available Cash shall be distributed at least quarterly on the first business day of each calendar quarter in the following order of priority:

(a) First, to the Investors in an amount equal to the Quarterly Distribution Payment;

(b) Next, to the Investors to the extent of their Undistributed Capital Contributions as of the date of such distribution;

(c) Next, to the Investors to the extent of their Undistributed Priority Return as of the date of such distribution; and

(d) Thereafter, one hundred percent (100%) to Estridge.

All distributions to the Investors hereunder shall be payable to them pro rata in proportion to the capital contributions made by them (or their predecessors) to the Company pursuant to this Agreement. Except for Section 4.1(a) above, the Members do not expect a distribution until all or part of the Property is sold.

Section 4.2 In-Kind Distribution. Assets of the Company shall not be distributed in kind to the Members, without the prior written approval of the Manager and the Majority Investors.

Section 4.3 Restriction on Distributions. The Company shall not make any distribution to the Members unless (a) immediately after giving effect to the distribution, the Company shall have sufficient cash available to meet the reasonably anticipated needs of the Company; and (b) such distribution is made in compliance with the Act.

Article 5
Allocations and Tax Matters

Section 5.1 Allocation of Net Profits and Net Loss in General. Except as otherwise provided in this Article 5, Net Profits or Net Loss of the Company (and each item thereof) for each Fiscal Year or other period shall be allocated to the Members as follows:

(a) Net Profits shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Loss previously allocated to Estridge pursuant to Section 5.1(b)(iv) exceeds the aggregate Net Profits previously allocated to Estridge pursuant to this Section 5.1(a)(i);

(ii) Next, to the Investors to the extent of the amount by which the aggregate Net Loss previously allocated to them pursuant to Section 5.1(b)(iii) exceeds the aggregate Net Profits previously allocated to them pursuant to this Section 5.1(a)(ii);

(iii) Next, to the Investors to the extent of the amount by which their accrued Net Priority Return for all years of the Company's operations exceeds the aggregate Net Profits previously allocated to the Investors pursuant to this Section 5.1(a)(iii) for all years of the Company's operations; and

(iv) Thereafter, one hundred percent (100%) to Estridge.

(b) Net Loss shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Profits previously allocated to Estridge pursuant to Section 5.1(a)(iv), exceeds the aggregate Net Loss previously allocated to Estridge pursuant to this Section 5.1(b)(i);

(ii) Next, to the Investors, and to the extent of the amount by which the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(iii), exceeds the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(ii);

(iii) Next, to the Investors to the extent of the amount by which their Undistributed Capital Contributions exceed the excess of (1) the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(iii), over (2) the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(ii); and

(iv) Thereafter, one hundred percent (100%) to Estridge.

Section 5.2 Income Offset. Notwithstanding any other provision of this Agreement, no Net Loss or item of deduction or loss shall be allocated to a Member to the extent such allocation would cause or increase a deficit balance in such Member's capital account. In determining the extent to which the previous sentence is applicable in any Fiscal Year, each Member's capital account also shall be reduced by (i) allocations of loss and deduction that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member pursuant to Section 704(e)(2) of the Code, Section 706(d) of the Code and Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) distributions that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member to the extent they exceed offsetting increases to such Member's capital account that reasonably are expected to occur during (or prior to) the Company taxable years in which such distributions reasonably are expected to be made. Any deduction denied to a Member because of this Section 5.2 shall be allocated to the other Members in proportion to their respective Interests. If any Member unexpectedly receives an allocation or distribution described in clause (i) or (ii) above, which causes a deficit balance in such Member's capital account (as modified pursuant to this Section 5.2), such Member will be allocated items of income and gain (consisting of a pro rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to eliminate such deficit, as quickly as possible.

Section 5.3 Compliance with Regulations. The foregoing provisions of this Agreement relating to the allocation of Net Profit and Net Loss are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. The Members expect and intend that upon the liquidation of the Company, after giving effect to all contributions and all allocations for all periods, and to distributions of the Undistributed Capital Contributions plus all Undistributed Priority Returns, the Members' capital accounts will have positive balances in proportions that are consistent with the manner in which distributions will be made under Section 4.1. If at any time it becomes apparent that this would not be the result, then the allocations provided for in this Article 5 shall be modified in a manner consistent with Treasury Regulations Section 1.704-1(b) and 1.704-2(b) and Approved by the Members to the extent necessary to cause the Members' capital account balances to be in such proportions.

Section 5.4 Special Basis Adjustment. In connection with any Transfer of an Interest permitted by the terms of this Agreement, or any distribution of Company property to a Member, the Company (at the written request of any Member) shall elect under Section 754 of the Code, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b) (or any like statute or regulation then in effect), to adjust the basis of the Company's assets, provided that in the case of a Transfer the transferee pays all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

Section 5.5 Tax Matters Partner. The Manager is hereby designated as the "Tax Matters Partner" pursuant to the Code and, to the extent authorized or permitted under applicable law, the Tax Matters Partner shall represent the Company in connection with all examinations of Company affairs by taxing authorities, including resulting administrative and judicial proceedings.

Article 6
Accounting and Records

Section 6.1 Books and Records.

(a) The Manager shall keep at the Company's principal office separate books of account for the Company which shall show a true and accurate record (including bills and invoices) of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business. Such books and records shall be kept in accordance with generally accepted accounting principles consistently applied.

(b) Each Member shall, at its sole expense, have the right, at any time during normal business hours and without notice to the others, to examine, copy and audit the Company's books and records. As often as may be reasonably requested, the Manager shall permit any authorized representative designated by any Member, at such Member's own expense, to visit and inspect the Property and to discuss the Company's affairs, finances and accounts with the Manager and its representatives and the Accountants, all upon reasonable advance notice and at reasonable times during normal business hours.

Section 6.2 Reports.

(a) The Manager, at its own expense, shall cause a report to be prepared on a quarterly basis which contains relevant information regarding the Property, including summaries of significant actions and events taken by the Company, a statement of sources and uses of funds, income statement and balance sheet, a schedule of projected taxable income for the Company and any other information the Majority Investors may reasonably request and which can be obtained and presented without undue effort and expense. The Manager shall distribute these quarterly reports to the Investors within thirty (30) days after the end of each quarter.

(b) Within forty five (45) days after the end of each Fiscal Year, the Manager shall furnish each Member with financial statements of the Company which shall contain a balance sheet as of the end of the Fiscal Year, statements of profit and loss, Available Cash, and a statement of changes in the capital accounts and financial position for the Fiscal Year then ended.

(c) The Manager shall promptly deliver to the Investors such additional financial and other information regarding the business and affairs of the Company and the Property as the Majority Investors may reasonably request.

Section 6.3 [Intentionally omitted].

Section 6.4 [Intentionally omitted].

Section 6.5 Tax Returns. The Manager shall cause the Accountants to prepare, at the Company's expense, on a cash or accrual basis, as Approved by the Members, all income and other tax returns of the Company and, subject to the provisions of Section 7.5, cause the same to be filed in a timely manner. Within 60 days after the end of each tax year of the Company, the Manager shall deliver to each Person that is or was a Member at any time during such tax year, such tax information as shall be necessary for the preparation by such Persons of their federal income tax returns. Upon the reasonable request of any such Person, the Manager shall furnish to such Person such additional information as is reasonably available to the Manager with respect to the Company as may be necessary to file other required returns or reports with governmental agencies. The Manager shall notify the Members and Assignees of any available tax refunds, credits or exemptions promptly in writing after the Manager becomes aware thereof.

Section 6.6 Fiscal Year. The fiscal year of the Company (its "Fiscal Year") shall be the calendar year or any other period approved by the Manager. As used in this Agreement, a Fiscal Year shall include any partial Fiscal Year at the beginning or end of the term of the Company.

Section 6.7 Bank Accounts.

(a) The Manager shall have responsibility for the safekeeping and use of all funds and assets of the Company. The funds of the Company shall not be commingled with the funds of any other Person and the Manager shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company.

(b) The bank accounts of the Company shall be maintained in such banking institutions selected by the Manager, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Manager may determine.

(c) All funds of the Company shall be invested in such investments as are Approved by the Members other than for cash management in the normal course of business.

Article 7
Management and Operations

Section 7.1 Management. The day to day business and affairs of the Company shall be managed by its Manager. The Manager shall direct, manage, and control the day to day business of the Company to the best of its ability. Except for situations in which the approval of the Investors or the Members is required by this Agreement or by nonwaivable provisions of applicable law, the Manager shall have the authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, including, but not limited to:

(a) To do and perform all acts as may be necessary or appropriate to the conduct of the Company's business;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies and any other instruments or documents necessary to the business of the Company; and

(d) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Manager may approve; provided, that any such agreements (whether or not written) between the Manager and any of its Affiliates shall be subject to the prior written approval of the Majority Investors.

Section 7.2 Standard of Care. The Manager shall discharge its duties as Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

Section 7.3 Insurance.

(a) Coverage. The Manager shall procure and maintain, or cause to be procured and maintained, at its expense, insurance in amounts that are customary and reasonable for the Company's business and in any event in amounts sufficient to enable the Company to comply with applicable laws, regulations and requirements, provided that the Company shall be responsible for the costs of liability insurance.

(b) Policy Standards. All policies of insurance shall be issued by an insurer, shall be in form and for amounts (including deductible and/or indemnity provisions) approved by the Majority Investors, and shall name the Members and the Manager as additional insureds.

(c) Administration. The Manager shall act on behalf of all named insureds under each such insurance policy with respect to all matters pertaining to the insurance afforded by each such policy, including the giving and receipt of notice of cancellation, the payment of premiums and the receipt of return premiums, if any, and of such dividends as may be declared by any of the insurance companies issuing any of such policies.

Section 7.4 Personnel. The Manager is authorized to exercise its powers and discharge its duties hereunder through its officers and/or employees and representatives. Neither the Manager nor any Affiliate of the Manager shall be required to devote its full time to the business of the Company, but shall only be obligated to devote such time and attention to the conduct of the business of the Company as shall be reasonably required for the conduct of such business.

Section 7.5 Major Decisions.

(a) The Manager shall have no authority to do any of the following acts on behalf of the Company without the prior written approval of the Majority Investors:

(i) acquire, by purchase, lease, or otherwise, any direct or indirect interest in any property in addition to the Property, or make any capital improvements;

(ii) confess a judgment against the Company, submit a Company claim to litigation or arbitration, or settle any litigation or arbitration;

(iii) enter into any lease or other occupancy arrangement;

(iv) admit a new Member to the Company or issue any profits interest in the Company to any Person;

(v) do any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company;

(vi) enter into, modify, terminate, or waive any breach of or default under or give any consent under any agreement with the Manager or any Affiliate of the Manager;

(vii) acquire an interest in property, or transfer the Property to another Person, except pursuant to the Purchase Agreement;

(viii) give any consent or approval under any contract or agreement if the subject of such consent or approval would require approval of the Investors under this Section were it to be undertaken directly by the Company;

(ix) effect any reorganization of the Company into any other legal form, or any merger or consolidation of the Company with or into any other Person;

(x) incur any debt for borrowed money other than to Monroe Bank in an amount not to exceed $7,135,202 in connection with the financing of the acquisition of the Property; or

(xi) petition or apply to any tribunal for the appointment of a trustee or receiver or for the liquidation of any of its assets or commence any proceeding on behalf of the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debts law of any jurisdiction or consent to the filing of any such proceedings by any other person.

Section 7.6 Fees. No fee shall be paid by the Company to the Manager.

Section 7.7 No Resignation by Estridge. Estridge may not resign as Manager without the prior written consent of the Majority Investors in their sole discretion.

Article 8
Transfer of Interests

Section 8.1 Restrictions on Transfer. Except as expressly provided for in this Agreement, no Member may Transfer all or any portion of its Interest or withdraw from the Company. Any such attempted Transfer, withdrawal or retirement not permitted hereunder shall be null and void.

Section 8.2 Permitted Transfers. Subject to Section 8.4 below, the following Transfers of Interests are permitted by this Agreement:

(a) a Transfer made by an Investor to its Affiliates;

(b) a Transfer made by an Investor who is a natural person, (i) upon the death or disability of the Investor his personal representatives, guardians, executors, administrators, testamentary trustees, legatees or beneficiaries (the "Estate"); (ii) to a trust, partnership, limited liability company or other estate planning vehicle the beneficiaries, partners or members of which are only the Investor and his spouse, siblings, stepchildren or direct lineal ancestors or descendants (a "Trust"); (iii) made as a gift to the Investor's spouse, lineal descendants or stepchildren (the "Family"); or (iv) by the Estate, a Trust or the Family (the "Family Group") to any other member of that Family Group; or

(c) a Transfer made with the prior written consent of the Manager and the Majority Investors in their discretion.

Section 8.3 Assignee Not A Member in Absence of Approval. Notwithstanding Section 8.2 or anything in this Agreement to the contrary, any transferee of an Interest shall be an assignee and have no right to participate in the management of the business and affairs of the Company, to exercise any voting power with respect to the transferred Interest, or to become a Member, unless the Manager and the Majority Investors approve the admission of the transferee as a Member; provided, however, that no approval for such admission shall be required if the transferee is an existing Member, or an Affiliate or the member of the Family Group of an existing Member, at the time of such Transfer (unless such Transfer is to a Family Group member in connection with a divorce proceeding).

Section 8.4 General Transfer and Compliance Provisions.

(a) All permitted Transfers shall be by instrument in form and substance reasonably satisfactory to counsel for the Manager, shall contain an expression by the assignee of its intention to accept the assignment and to accept and adopt all of the terms and provisions of this Agreement, as the same may have been amended, and shall provide for the payment by the assignor of all reasonable expenses incurred by the Company in connection with such assignment, including the amendments to this Agreement necessary to reflect such Transfer.

(b) Notwithstanding anything to the contrary herein, in no event shall any Member Transfer an Interest or permit any Transfers by its direct and indirect owners if, as a result, the Company would terminate under Section 708 of the Code if such termination would cause any Member or the Company to recognize a material amount of income or gain or incur a material amount of expense.

Section 8.5 Tax Allocations and Cash Distributions. If any Interest is Transferred during any Fiscal Year, Net Profits and Net Loss, or each item thereof, and all other items attributable to such Interest for such Fiscal Year shall be allocated to the transferee in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Manager. All distributions paid on or before the date of a Transfer shall be paid to the transferor, and all distributions paid thereafter shall be made to the transferee. Any reference in this Agreement to a capital contribution of, or distribution to, a Person shall include all capital contributions or distributions previously made by or to any predecessor of such Person on account of its Interest so transferred. If a Transfer does not comply with the provisions of this Article 8, then all of such items shall be allocated to the Person who attempted to make the Transfer.

Article 9
Termination of the Company

Section 9.1 Events of Dissolution. The Company shall dissolve upon the first to occur of the following events:

(a) at the election of the Majority Investors at any time after the Majority Investors notify Estridge that an Event of Default has occurred, whether or not the Majority Investors have exercised their right to remove Estridge;

(b) the sale or other disposition of all or substantially all of the assets of the Company with the prior written approval of the Majority Investors, unless such sale or other disposition involves any deferred payment of the consideration for such sale or disposition, in which case the Company shall not dissolve until the last day of the calendar year during which the Company shall receive the balance of such deferred payment;

(c) the mutual written determination of the Manager and the Majority Investors to dissolve the Company;

(d) at any time that there ceases to be at least one Member; or

(e) the issuance of a decree of dissolution by a court of competent jurisdiction.

Section 9.2 Effect of Dissolution. Upon dissolution of the Company pursuant to Section 9.1, the Company shall continue solely for the purposes of liquidating all of the assets owned by the Company (until all such assets have been sold or liquidated) and collecting the proceeds from such sales and all receivables of the Company or until the same have been written off as uncollectible. Upon such dissolution, the Company shall engage in no business thereafter other than that necessary with respect to the Property on an interim basis and for the Company to collect its receivables, liquidate its assets and pay or discharge its liabilities.

Section 9.3 Sale of Assets by Liquidating Trustee.

(a) Upon dissolution of the Company, the Manager shall, as "Liquidating Trustee", proceed diligently to wind up the affairs of the Company and distribute its assets, unless the dissolution occurred because of an event described in Section 9.1(a) in which case the Majority Investors may, in their discretion, designate another Person to be Liquidating Trustee. Another Person may be selected by the Majority Investors to succeed the original Liquidating Trustee, or to succeed any subsequently selected successor, whenever the Person originally selected or any such subsequently selected successor, as the case may be, fails for any reason to carry out such purpose. The Liquidating Trustee may be an individual or Entity.

(b) The Liquidating Trustee shall promptly after dissolution offer all of the assets of the Company, other than cash, (either as an entirety or on an asset-by-asset basis) promptly for sale, upon such terms as the Liquidating Trustee shall determine.

(c) The fact that a Person is a Member or its Affiliates shall not preclude the Person from bidding for any or all of the assets being offered for sale.

(d) The decision to accept or reject an offer to purchase assets of the Company (a "Purchase Offer") shall be made solely by the Liquidating Trustee, provided, however, that if the dissolution occurred because of an event described in Section 9.1(a) the Liquidating Trustee shall not accept a Purchase Offer without the approval of the Majority Investors.

(e) In winding up the affairs of the Company, the Liquidating Trustee shall pay the liabilities of the Company in such order of priority as provided by law. Distributions to the Members shall be made in accordance with their positive capital account balances, taking into account all capital account adjustments for the Company's taxable year in which the liquidation occurs. Notwithstanding the foregoing, distributions made pursuant to this Article 9 are intended to be in strict compliance with the priority of distributions required by Section 4.1 hereof and if distributions pursuant to this Article 9 do not comply with the requirements Section 4.1, the capital account balances of the Members will be adjusted by reallocating allocations of gross income and deductions to the full extent permitted under Section 704 of the Code until such capital account balances are in such amounts to cause the final distribution pursuant to this Article 9 to conform to the requirements of Section 4.1.

(f) Liquidation proceeds shall be paid within 60 days of the end of the Company's taxable year or, if later, within 90 days after the "date of liquidation" (as such term is defined in the Treasury Regulations). Such distributions shall be in cash unless the Majority Investors agree otherwise.

Article 10
Removal of Estridge

Section 10.1 Removal of Estridge. Notwithstanding anything contained in this Agreement to the contrary:

(a) The Majority Investors shall have the right to remove Estridge pursuant to this Section at any time after the occurrence of any of the following events (each an "Event of Default"):

(i) Estridge, the Builder or the Guarantor has failed to cure an Unmatured Event of Default (whether or not it is capable of being cured) within thirty (30) days after the Majority Investors have notified Estridge that the default must be cured (the "Cure Period");

(ii) Estridge, the Builder or the Guarantor (i) is generally not paying, and admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(iii) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by Estridge, the Builder or the Guarantor, as applicable, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering its dissolution, winding up or liquidation, or any such petition shall be filed against Estridge, the Builder or the Guarantor and such petition shall not be dismissed within thirty (30) days.

(b) The Majority Investors may exercise their right to remove Estridge at any time after the occurrence of any Event of Default, by giving Estridge notice of the exercise of this right, which notice will set forth the basis for removal and the effective date, which may be immediately upon delivery of the notice (the "Removal Notice").

(c) Unless the Removal Notice specifies otherwise, upon delivery of the Removal Notice Estridge shall cease to be the Manager and a Member of the Company and shall have no further right to participate in the Company's business, Net Profits, Net Loss or distributions. Upon removal of Estridge, Estridge's entire Interest in the Company and its rights under this Agreement shall automatically and immediately cease without the payment of any consideration therefore. Such removal shall not relieve Estridge, the Builder, the Guarantor or any of their Affiliates from any liability that any of them may have for breach of this Agreement, the Purchase Agreement, the Guaranty of the Guarantor or any other Related Document. Upon such removal, Estridge shall immediately turn over to the Majority Investors or their designee possession of all of the Company's books, records, properties and assets.

Section 10.2 Unmatured Events of Default. The occurrence of any of the following shall constitute an "Unmatured Event of Default":

(a) Estridge, the Builder, the Guarantor or any of their respective Affiliates has breached or otherwise failed to comply with any provision of this Agreement, the Purchase Agreement, the Guaranty of the Guarantor or any of the other Related Documents; or

(b) the Guarantor dies, ceases to own a controlling interest in Estridge or the Builder, or ceases to be the chief executive officer of Estridge and the Builder active in the full time management of their business.

Estridge shall notify the Investors immediately upon learning that any Unmatured Event of Default has occurred. At any time after learning that an Unmatured Event of Default has occurred, the Majority Investors may notify Estridge that they intend to remove Estridge if the Unmatured Event of Default is not cured (whether or not it is capable of being cured) within the Cure Period (an "Unmatured Event of Default Notice").

Section 10.3 No Waiver. Failure of any Member to insist upon compliance with any provision of this Agreement shall not constitute a waiver of the rights of such Member to subsequently insist upon compliance with that provision or any other provision of this Agreement.

Article 11
Miscellaneous

Section 11.1 Notices. All notices required or permitted by this Agreement shall be in writing and may be delivered in person to any party or may be sent by registered or certified mail, with postage prepaid, return receipt requested and with a copy by telefacsimile, or may be transmitted by telegraph, commercial overnight carrier service, personal delivery, telefacsimile or other commercially reasonable means and addressed:

in the case of Estridge, to:

The Estridge Development Company, Inc.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Attention: Paul Hayes
Fax number: 317/582-2452

with a copy to:

Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204
Attention: Michael J. Messaglia, Esq.
Fax number: 317/636-1507

and in the case any Investor, to such Investor:

c/o Brian J. Brunner
CenterPoint Consulting LLC
P.O. Box 280
56 North Main Street
Zionsville, IN 46077
Fax number: 317/733-3555

with copies to:

Baker & Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Fax number: 317/569-4613

or to such other address as shall, from time to time be supplied in writing by any party to the others. Notice sent by registered or certified mail, postpaid, with return receipt requested, addressed as above provided, shall be deemed given on the day of actual receipt or four (4) business days after deposit in the United States mail, whichever is earlier. If notice is telegraphed or faxed the same shall be deemed given the first business day after the transmission thereof. If notice is sent by commercial overnight carrier, the same shall be deemed given the first business day after such notice is receipted by such carrier for next day delivery. Any notice or other document sent or delivered in any other manner shall be deemed given only if and when received.

Section 11.2 Successors and Assigns. Subject to the restrictions on Transfer set forth herein, this Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

Section 11.3 No Oral Modifications; Amendments. No oral amendment of this Agreement shall be binding on the Members. This Agreement may be amended only by a written instrument executed by Estridge and the Majority Investors.

Section 11.4 Captions. Any article, section or paragraph title or caption contained in this Agreement and the table of contents are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 11.5 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or Entity may in the context require. Any reference to the Code, Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned. The term "include" and derivatives thereof shall be construed in an illustrative and not a limitative sense.

Section 11.6 Invalidity. If any provision of this Agreement shall be held invalid, it shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

Section 11.7 Counterparts. This Agreement may be executed in the original or by telecopy in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the Members, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 11.8 Further Assurances. The parties hereto agree that they will cooperate with each other in good faith and will execute and deliver, or cause to be delivered, all such other instruments, and will take all such other actions, as either party hereto may reasonably request from time to time in order to effectuate the provisions and purposes hereof.

Section 11.9 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Members with respect to the matters covered hereby. This Agreement supersedes all prior written and oral statements and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever.

Section 11.10 Enforcement Rights. Each party to this Agreement acknowledges and agrees that the agreements set forth herein are fundamental to the other parties' willingness to enter into and be bound by this Agreement. Accordingly, each party hereby agrees that each other party, jointly and/or severally, may institute and maintain any action, suit or proceeding, at law or in equity (including, without limitation, specific performance or temporary and permanent injunctive relief (without any requirement to post any bond or other security)), against any party to enforce, or otherwise act in respect of, the agreements of such party set forth in this Agreement. Such relief shall not be exclusive, but shall be cumulative and shall be in addition to damages and any other rights or remedies otherwise available at law or in equity.

Section 11.11 Attorneys' Fees. If any proceeding is brought by one Member against another to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Member shall be entitled in such proceeding to recover reasonable attorneys' fees together with the costs of such proceeding therein incurred from the nonprevailing Member. Except as provided in Section 2.4 hereof, each Member shall pay its own attorneys' fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 11.12 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

Section 11.13 No Third Party Beneficiary. This Agreement and any other agreement among the Members to pay any amount and any assumption of liability herein or therein contained, express or implied, shall be only for the benefit of the Members and their respective heirs, successors and assigns, and neither this Agreement nor such other agreement or assumption shall inure to the benefit of the obligees of any indebtedness or any other party whomsoever, it being the intention of the Members that no one shall be deemed to be a third party beneficiary of this Agreement or such other agreement.

Section 11.14 Exhibits and Glossary. Each of the Exhibits and the Glossary attached hereto are hereby incorporated herein and made a part hereof for all purposes, and references thereto in this Agreement shall be deemed to include this reference and incorporation.

Section 11.15 Estoppels. Each Member shall, upon not less than fifteen (15) days' written notice from another Member specifying the purpose for and the addressee of such statement, execute and deliver to that other Member a statement stating whether or not there are, to such Member's knowledge without independent investigation, any uncured defaults under this Agreement on the part of any other Member and its Affiliates and specifying such defaults if any are claimed. Any such statement may be relied upon by third parties, but shall not otherwise release the Member for whose benefit such statement is delivered from the consequences of any uncured defaults hereunder whether or not disclosed in such statement.

Section 11.16 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words "herein," "hereof," "hereunder," "hereby," "this Agreement" and other similar references shall be construed to mean and include this Agreement and all amendments thereof and supplements thereto unless the context shall clearly indicate or require otherwise.

Section 11.17 Consents and Approvals. Whenever the consent or approval of a Member is required by this Agreement, such Member shall have the right to give or withhold such consent or approval in its sole discretion, unless otherwise specified.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By: 
Paul E. Estridge, Jr. its president

Billy Creek Associates, LP

By: ________________, its general partner
Otto N. Frenzel III

By: ________________, it general partner
Eleanor F. Bookwalter

For purpose of joining in making the representations attached as Exhibit D and agreeing to be bound to the terms of this Agreement the undersigned have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By: 
Paul E. Estridge, Jr. its President

The Estridge Group, Inc.

By: 
Paul E. Estridge, Jr. its President

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By:______________________________
Paul E. Estridge, Jr. its president

Billy Creek Associates, LP

By: [signature] its general partner
Otto N. Frenzel III

By: [signature], it general partner
Eleanor F. Bookwalter

For purpose of joining in making the representations attached as Exhibit D and agreeing to be bound to the terms of this Agreement the undersigned have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By:______________________________
Paul E. Estridge, Jr. its President

The Estridge Group, Inc.

By:______________________________
Paul E. Estridge, Jr. its President

GLOSSARY OF DEFINED TERMS

BCE Associates IV, LLC
Operating Agreement

The following terms, as used in this Agreement, shall have the meanings set forth in this Glossary or in the sections of this Agreement referred to after each term.

Accountants: Somerset CPAs, P.C. or such other firm of nationally-recognized independent certified public accountants as may be Approved by the Members.

Act: The Indiana Business Flexibility Act as from time to time in force.

Affiliate: A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, manager, managing member, partner, trustee, employee, stockholder (fifteen percent (15%) or more) or direct or indirect owner of any Person referred to in the preceding clause or their respective family members, which includes children of a spouse and of a former spouse. For purposes of this definition, the term "control" means the ownership of beneficial interests in an Entity which in the aggregate give the owner thereof the right to cast fifteen percent (15%) or more of the votes with respect to any question that may be decided by owners of interests in such Entity. However, in no event shall any Investor or its Affiliates be deemed an Affiliate of the Company, Estridge or their Affiliates and in no event shall Estridge or its Affiliates be deemed an Affiliate of any Investor or its Affiliates.

Agreement: As defined in the Preamble.

Approved by (or Approval of) the Members: That the action in question has been approved in writing by Estridge and the Majority Investors.

Available Cash: As to any particular Fiscal Year or portion thereof, Revenues plus any capital contributions by Estridge used to fund the Quarterly Distribution Payment less the sum of any expense of the Company, the payment of the debt to Monroe Bank and a reasonable reserve.

Code: The Internal Revenue Code of 1986, as amended from time to time and all published rules, rulings and regulations thereunder at the time of reference thereto.

Company: The limited liability company governed by the Agreement as said limited liability company may from time to time be constituted and amended.

Entity: Any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

Events of Default: Section 10.1(a).

Fiscal Year: Section 6.6.

Interest: The entire interest (which may be segmented into and/or expressed as a percentage of various rights and/or liabilities, as applicable) of a Member in the Company at any particular time, including the right of a Member to any and all benefits to which a Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

Internal Rate of Return or IRR: The annual discount rate that results in a net present value equal to zero when the discount rate is applied to all capital contributions made by, and all distributions received by, a Person (with all cash flows recorded on the actual day that such funds were disbursed), all calculated in accordance with accepted financial practice.

Liquidating Trustee: Section 9.3.

Majority Investors: Those Investors that have made a majority of the capital contributions made by the Investors.

Manager: Estridge, provided that, if Estridge is removed in accordance with Section 10.1, the Majority Investors shall have the right, in their sole discretion, to appoint any other Person to become a successor Manager hereunder.

Member: Estridge, Billy Creek and such successors, assigns or additional members as may be admitted as members of the Company, from time to time, pursuant to the terms of this Agreement.

Net Priority Return: The amount by which an Investor's Priority Return exceeds the Investor's capital contributions to the Company.

Net Profits and Net Loss: "Net Profit" and "Net Loss" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Code Section 704(b) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or loss; and

(c) any amount that is allocated pursuant to Section 5.2 shall be excluded from the determination of Net Profit and Net Loss.

Person: Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

Permitted Transferee. A transferee in a Transfer of an Interest permitted by Section 8.2 hereof.

Plans and Specifications: All architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for or in connection with the Property (or any portion thereof).

Priority Return: The amount of cash distributions which, if received by the applicable Investor on the date of determination, would result in an Internal Rate of Return to the Investor of 19.5% (computed in accordance with the definition of "Internal Rate of Return" herein and taking into consideration the timing and amounts of all capital contributions and distributions in respect of such Investor's Interest in the Company).

Purchase Agreement: As defined in the Preamble.

Purchase Offer: Section 9.3(d).

Quarterly Distribution Payment: With respect to each Investor, an amount equal to the product of (x) 1.75% per quarter (i.e., a rate of 7.0% per annum) multiplied by (y) the amount of the Investor's Undistributed Capital Contributions (calculated prior to giving effect to any distribution pursuant to Section 4.1(b) for such quarter).

Revenues: As to any particular Fiscal Year or portion thereof, the total cash receipts of the Company from the sale all or part of the Property.

Sunny Meadows Real Estate: As defined in Exhibit B.

Symphony Real Estate: As defined in Exhibit B.

Tax Matters Partner: Section 5.5.

Transfer: Any sale, transfer, assignment, pledge, hypothecation, gift, conveyance, security interest or other encumbrance, or any contract therefor, any voting trust or other agreement with respect to the transfer of voting rights or any other beneficial interest in, or any other transfer or disposition (including, without limitation, any disposition that would constitute a "sale" within the meaning of the Securities Act of 1933, as amended) whatsoever affecting the right, title, interest or possession in or to any Interest, whether direct or indirect, voluntary, involuntary, by operation of law or otherwise.

Treasury Regulations: Regulations promulgated pursuant to the Code by the United States Treasury Department, as amended from time to time.

Undistributed Capital Contributions: With respect to each Investor, an amount equal to the excess of (a) the aggregate capital contributions to the Company made by such Investor (or its predecessors), minus (b) the sum of all previous distributions received by such Investor (or its predecessors) pursuant to Section 4.1(b).

Undistributed Priority Return: With respect to each Investor, the remaining amount the Investor would need to receive on the date of determination in order to achieve the Priority Return on the date of determination, taking into account the sum of all distributions received by such Investor (or its predecessor) pursuant to Section 4.1 for all periods up to the date the determination is being made.

Unmatured Event of Default: Section 10.2.

Unmatured Event of Default Notice: Section 10.2.

Exhibit List

EXHIBIT A	Capital Contributions
EXHIBIT B	Legal Description of Property
EXHIBIT C	List of Contracts and other Personal Property Assigned to the Company by Estridge
EXHIBIT D	Estridge and the Builder Representations and Warranties

EXHIBIT A

Capital Contributions

Member	Capital Contribution
Billy Creek Associates, LP	$4,000,000[1]
Estridge Development Company, Inc.	Estridge has contributed or will contribute to the Company all of its rights, title and interest to the purchase agreements to acquire the Property. In addition, if the funds of the Company are insufficient, Estridge will contribute to the Company from time to time 100% of the cash equity required to fund the expenses of the Company and the Quarterly Distribution Payment.

---

[1] $3,330,000 shall be contributed upon the acquisition of the Symphony Real Estate and up to $670,000 shall be contributed upon the acquisition of the Sunny Meadows Real Estate to fund the equity needs related thereto.

EXHIBIT B

Legal Description of Property

See attached four (4) pages.

EXHIBIT A

A part of the Southwest Quarter (1/4) of the Northwest Quarter (1/4) of Section Sixteen (16), Township Eighteen (18) North, Range Three (3) East, Washington Township, Hamilton County, Indiana, described as follows: Beginning at the Southwest corner of said Northwest Quarter (1/4); thence North 00°16'57" West (assumed basis of bearings) along the West line of said Northwest Quarter (1/4) a distance of 950.00 feet, thence North 89°01'52" East parallel with the South line of said Northwest Quarter (1/4) a distance of 1375.00 feet; thence South 00°16'57" East parallel with said West line a distance of 950.00 feet to the South line of said Northwest Quarter (1/4); thence South 89°01'52" West along said South line a distance of 1375.00 feet to the Point of Beginning, containing 30.00 acres, more or less.

EXHIBIT A

The Southwest Quarter of the Northwest Quarter of Section 16, Township 18 North, Range 3 East, also the West Half of the Southeast Quarter of the Northwest Quarter of Section 16, Township 18, Range 3 East in Washington Township, Hamilton County, Indiana, containing 60.00 acres, more or less.

Also, the East Half of the Northeast Quarter and the East Half of the Northwest Quarter of the Northeast Quarter in Section 17, Township 18 North, Range 3 East, containing 100.00 acres, more or less.

EXCEPT:

The East 100.00 feet by parallel lines off the entire North 100.00 feet by parallel lines of the following described tract: The East Half of the Northeast Quarter of Section 17, Township 18 North, Range 3 East of the Second Principal Meridian, Washington Township, Hamilton County, Indiana.

ALSO EXCEPTING:

A part of the Southwest Quarter of the Northwest Quarter of Section 16, Township 18 North, Range 3 East, Washington Township, Hamilton County, Indiana described as follows: Beginning at the Southwest corner of said Northwest Quarter; thence North 00°16'57" West (assumed basis of bearings) along the West line of said Northwest Quarter a distance of 950.00 feet; thence North 89°01'52" East parallel with the South line of said Northwest Quarter a distance of 1375.00 feet; thence South 00°16'57" East parallel with said West line a distance of 950.00 feet to the South line of said Northwest Quarter; thence South 89°01'52" West along said South line a distance of 1375.00 feet to the point of beginning, containing 30.00 acres more or less.

EXHIBIT A

TRACT I:
A part of the Northwest Quarter of the Northwest Quarter of Section 16, Township 18 North, Range 3 East, located in Clay Township, Hamilton County, Indiana being more particularly described as follows:

Commencing at a Harrison Marker found marking the Northwest corner of the Northwest Quarter of Section 16, Township 18 North, Range 3 East; thence along the North line of said Quarter Quarter Section South 89°22'55" West (assumed bearing and basis for this description) for a distance of 889.53 feet to a survey marker set this survey, said point being the true Point of Beginning: thence continuing along said North line of said Quarter Quarter Section South 89°22'55" West for a distance of 470.25 feet to the Northeast corner of said Quarter Quarter Section; thence along the East line of said Quarter Quarter Section South 00°02'44" for a distance of 1316 82 feet to the Southeast corner of said Quarter Quarter Section; thence along the South line of said Quarter Quarter Section South 89°17'44" West for a distance of 1358.48 feet to the Southwest corner of said Quarter Quarter Section; thence along the West line of said Quarter Quarter Section North 00°06'12" East for a distance of 470.26 feet to a survey marker set this survey; thence parallel with the South line of said Quarter Quarter Section North 89°17'44" East for a distance of 888.69 feet to an iron pin set this survey; thence parallel with the East line of said Quarter Quarter Section North 00°02'44" West of a distance of 847.27 feet to the point of beginning. Containing 23.810 acres, more or less.

TRACT II:
A part of the Northwest Quarter of the Northwest Quarter of Section 16, Township 18 North, Range 3 East, located in Clay Township, Hamilton County, Indiana, being more particularly described as follows:

Commencing at a Harrison Marker found marking the Northwest corner of the Northwest Quarter of Section 16, Township 18 North, Range 3 East; thence along the North line of said Quarter Quarter Section North 89°22'55" East (assumed bearing and basis for this description) for a distance of 315 00 feet to the Northeast corner of land described in Deed Instrument Number 9809800402 in the Recorder's Office of Hamilton County, Indiana, being marked by a survey marker set this survey, said point being the true Point of Beginning; thence continuing along said North line of said Quarter Quarter Section North 89°22'55" East for a distance of 574.53 feet to a survey marker set this survey; thence parallel with the East line of said Quarter Quarter Section South 00°02'44" East for a distance of 847.27 feet to an iron pin set survey; thence parallel with the South line of said Quarter Quarter Section South 89°17'44" West for a distance of 888 69 feet to the West line of said Quarter Quarter Section; thence along the West line of said Quarter Quarter Section North 00°06'12" West for a distance of 333 60 feet to a survey marker set this survey; thence parallel with the North line of said Quarter Quarter Section North 89°22'55" East for a distance of 315.00 feet to an iron pin set this survey; thence parallel with the West line of said Quarter Quarter Section and along the extended East line of land described in Deed Instrument Number 9809800402 in the Recorder's Office of Hamilton County, Indiana, North 00°06'12" West for a distance of 515 00 feet to the point of beginning. Containing 13.528 acres, more or less.

Sunny Meadows Real Estate

Such real estate equal to forty (40) acres as reasonably agreed to by the Members of the following described real estate:

The West Half of the Southwest Quarter of Section 21 and the East Half of the Southeast Quarter of Section 20, both being in Township 18 North, Range 5 East in Hamilton County, Indiana, described as follows:

Beginning at the Northwest corner of said West Half; thence North 89 degrees 35 minutes 00 seconds East (bearing based on NAD 83 Indiana State Plane Coordinate System) along the north line of said West Half a distance of 1323.60 feet to the Northeast corner of said West Half; thence South 00 degrees 19 minutes 40 seconds East along the east line of said West Half a distance of 2658.34 feet to the southeast corner of said West Half; thence South 89 degrees 41 minutes 44 seconds West along the south line of said West Half a distance of 1320.68 feet to the southwest corner of said West Half, point also being the southeast corner of said East Half; thence South 89 degrees 15 minutes 06 seconds West along the south line of said East Half a distance of 1316.74 feet to the southwest corner of said East Half; thence North 00 degrees 08 minutes 37 seconds West along the west line of said East Half a distance of 2664.22 feet to the northwest corner of said East Half; thence North 89 degrees 37 minutes 09 seconds East along the north line of said East Half a distance of 1305.23 feet to the Point of Beginning, containing 160.701 acres, more or less.

EXCEPT

A part of the Southeast Quarter of Section 20, Township 18 North, Range 5 East, Hamilton County, Indiana described as follows:

Commencing at the Northeast corner of said Southeast Quarter; thence South 89 degrees 37 minutes 09 seconds West (bearings based on NAD 83 Indiana State Plane Coordinate System) along the North line of said Southeast Quarter a distance of 50.00 feet to the Point of Beginning; thence continuing along said North line South 89 degrees 37 minutes 09 seconds West a distance of 670.00 feet; thence South 00 degrees 23 minutes 27 seconds East parallel with the East line of said Southeast Quarter a distance of 275.00 feet; thence North 89 degrees 37 minutes 09 seconds East parallel with said North line a distance of 670.00 feet; thence North 00 degrees 23 minutes 27 seconds West parallel with said East line a distance of 275.00 feet to the Point of Beginning, containing 4.23 acres, more or less.

EXHIBIT C

List of Contracts and other Personal Property
Assigned to the Company by Estridge

1. Real Estate Purchase Agreement between Estridge and Brenwick Development Company, Inc. for 30 acres in Hamilton County, Indiana.

2. Real Estate Purchase Agreement between Estridge and Brenwick Development Company, Inc. for 131.4 acres in Hamilton County, Indiana.

3. Real Estate Purchase Agreement between Estridge and Justus at Westfield, LLC for 37 acres in Hamilton County, Indiana.

4. Assumption Agreement between Brenwick Development Company, Inc. and the Company

EXHIBIT D

Estridge and the Builder Representations and Warranties

As an inducement to Billy Creek to enter into this Agreement, Estridge and the Builder, jointly and severally with Estridge, represent and warrant to the Investors that:

Warranty of Title. The Company is the record and beneficial owner in fee simple of the Property, together with all easements appurtenant and all land use, development, water, drainage and zoning rights applicable thereto, free and clear of all liens, charges, easements, covenants, conditions, restrictions and encumbrances whatsoever, other than those set forth in **Schedule A** ("Permitted Exceptions"). The Company has the power and authority to convey, transfer and assign fee simple title to the Property. Neither the Company, nor Estridge, nor the Builder has granted any options, rights of first refusal or rights of first opportunity to purchase fee simple title or any other interest in the Property, except that the Company has the Purchase Agreement.

Authority. The Company, Estridge, and the Builder each have full right, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and all other documents and instruments to be executed and delivered by it pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby (the "Related Documents"). This Agreement and the Related Documents, when executed and delivered, will constitute the duly authorized, valid and legally binding obligation of the Company, Estridge, and the Builder and will be enforceable strictly in accordance with their respective terms. All action, including the obtainment of consents and approvals required to authorize execution and performance of this Agreement and the other instruments herein provided, have been obtained.

Conflicts. The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions herein or therein contemplated, and compliance with the terms and provisions hereof or thereof, will not (i) violate any presently existing provisions of law or any presently existing applicable regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, or (ii) conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, instrument, document, agreement or contract of any kind to which the Company, Estridge or the Builder is a party or by which it may be bound.

Pending Litigation. There are no petitions, actions, suits, proceedings or investigations pending against the Company, Estridge or the Builder relating to the execution and delivery of this Agreement or any Related Document, the Property, the Governmental Commitments, Permits or that could otherwise affect the Property, before any court or any governmental, administrative, regulatory, adjudicatory or arbitrational body or agency of any kind (including, without limitation, any actions or petitions to alter or declare invalid any laws, ordinances, rules, regulations, permits, certificates, restrictions, leases or agreements authorizing or relating to the Property). None of the foregoing is subject to the terms of any previously entered and final orders, writs, injunctions, decrees or arbitration awards which continue to be binding and in full force and effect.

Potential Litigation. No notices have been received that this Agreement, any Related Document, the Government Commitments, the Permits, the Property, the Company, Estridge, or the Builder is the subject of any threatened investigation, action, litigation, or proceeding, either judicial or administrative. No notices have been received or process served or other action taken with respect to the existence or enforcement of any outstanding orders, writs, injunctions, or decree of any court, government, governmental authority, or arbitration against or affecting all or any portion of the Property, the Company, Estridge, or the Builder.

Compliance. The Property is in compliance with all Permits, laws, ordinances, statutes, rules, regulations, restrictions, and orders applicable thereto. No notice has been received from any governmental authority that the Property is in violation of any of the foregoing or that remedial action is required to regain compliance. There is no pending or threatened investigation or inquiry by any governmental authority with respect to the Property. No law, ordinance, statute, rule, regulation, restriction, or order is pending which, if enacted, would adversely affect the Property. The Property does not violate, any presently existing applicable statute, law, regulation, rule, ordinance or order of any kind whatsoever (including, but not limited to, any presently existing zoning or building laws or ordinances, any presently existing environmental protection laws or regulations, or any presently existing rules, regulations or orders of any governmental agency), or any Permit issued with respect to the Property or any condition, easement, right-of-way, covenant or restriction of record affecting the Property.

Documents furnished. Neither this Agreement, nor any Related Document, nor any exhibit or Schedule thereto or any document, report, financial statement, schedule, certificate, or other statement required herein or therein furnished or to be furnished contains any untrue statement of a material fact or omits to state a material fact relating to the Property, the Purchase Agreement, Government Commitments, Permits, the Company, Estridge, the Builder or otherwise, and each of the foregoing is true and correct in all material respects. The financial statements of Estridge and the Builder previously delivered to the Investors have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be noted therein) and fairly reflect the financial condition, results of operations and cash flows of Estridge and the Builder for the periods presented.

Contracts. There are no contracts or agreements (either oral or written) affecting the Property, including, without limitation, leases, tenancies or other contracts or agreements relating to the design, engineering, construction, maintenance, development or management thereof (collectively "Contracts") other than those listed in **Exhibit C**. All right title and interest in the Contracts is owned by the Company, free and clear of any liens or rights and interests of third parties, Estridge, and the Builder. Such Contracts are in full force and effect, are unamended and no defaults or potential claims for default exist thereunder. The Company has not previously assigned or contracted to assign the Contracts or any interests therein.

Brokerage Commissions and Finders Fees. No person is entitled to any brokerage fees or commissions in connection with the Property or the transactions contemplated by this Agreement and the Purchase Agreement which have not previously been paid in full.

Condemnation. No notices have been received from any governmental or quasi-governmental body or agency or from any person or entity with respect to (and none are expected or contemplated) any actual or threatened taking of the Property, or any portion thereof, for any public or quasi-public purpose by the exercise of the right of condemnation or eminent domain.

Priority Return. Each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder.

Claims. There are no claims or liabilities (whether accrued, contingent, or otherwise) relating to the Property, including recaptures and impact fees, other than those described on **Schedule C**. There are no facts in existence that might reasonably serve as the basis now or in the future for any liabilities or obligations with respect to the Property, other than as described in **Schedule C**.

Taxes. All federal, state, local, and other governmental agencies, tax returns, information returns, and reports required to be filed that relate to any tax or assessment levied, assessed, or due have been filed with respect to the Property, and all taxes, assessments and penalties, or deficiencies have been paid. There is no pending action or proceeding by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against the Company or the Property.

Not a Foreign Person. Neither the Company nor the Builder are a "foreign person" under Section 1445 of the Internal Revenue Code of 1986, as amended, and each of them shall satisfy the requirements of said statute.

Assessments. The Property is not subject to any existing or proposed assessment liens and is not now or in the future to be included in any utility, drainage, service or other assessment district affecting the Property.

Governmental Commitments. Except as listed on **Schedule D**, no commitments, undertakings, or agreements have been made (or will be made or are required to be made) with any governmental authority, utility company, or any other person or entity that would require any contribution or dedication of money or land, annexation or disconnection of any portion of the Property into any municipality, district, or governmental unit or construction and installation of improvements of a public or private nature on or off of the Property. The foregoing are collectively called the "Governmental Commitments."

Environmental Matters. To the knowledge of Estridge and the Builder, no one has ever caused or permitted anyone to store, place, dump, release or bury any materials or substances, including hazardous material (as hereinafter defined), on, under or into the Property or used the Property as a treatment, storage, or disposal (whether permanent or temporary) site for any hazardous material. To the knowledge of Estridge and the Builder, no one has or has permitted others to store, place, dump, release or bury any hazardous materials on the Property. To the knowledge of Estridge and the Builder, the Property contains no underground storage tanks and no underground storage tanks have been removed from the Property.

For purposes hereof, "hazardous material" means (i) "hazardous substances" as defined in 42 U.S.C. 9601 et seq. (CERCLA); (ii) petroleum, including but not limited to crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iii) asbestos in any form or condition, and (iv) any radioactive material, including but not limited in any source, special nuclear, or by-product material as defined at 42 U.S.C. et seq. and (v) urea formaldehyde foam insulation and polychlorinated biphenyls (PCBs).

The Schedules attached to this Exhibit are an integral part hereof.

SCHEDULE OF SCHEDULES

Schedule A - Permitted Exceptions

Schedule B - Permits

Schedule C - Liabilities

Schedule D - Government Commitments

Schedule A

Permitted Exceptions

See attached seven (7) pages.

THE POLICY OR POLICIES TO BE ISSUED WILL CONTAIN EXCEPTIONS TO THE FOLLOWING MATTERS UNLESS THE SAME ARE DISPOSED OF TO THE SATISFACTION OF THE COMPANY.

1. Defects, liens, encumbrances, adverse claims, or other matters, if any, created, first appearing in the public records or attaching subsequent to the effective date hereof but prior to the date the proposed Insured acquires for value of record the estate or interest or mortgage thereon covered by this Commitment.

2. Standard Exceptions:
   a) Rights or claims of parties in possession not shown by the public records.
   b) Easements, or claims of easements, not shown by the public records.
   c) Encroachments, overlaps, boundary line disputes, or other matters which would be disclosed by an accurate survey or inspection of the premises.
   d) Any lien, or right to a lien, for services, labor, or material heretofore or hereafter furnished, imposed by law and not shown by the public records.

3. Special Exceptions:
   a) Taxes for the year 2006 payable in 2007 are a lien not yet due and payable.

   Taxes for the year 2005 payable in 2006 are as follows:
   Key No. 08-09-16-00-00-021.001 - Washington
   1st installment due May 10, 2006 $1,289.76 – Paid.
   2nd installment due Nov 10, 2006 $1,289.76 – Unpaid.

Assessed Valuations:		05-06
Land	$	74000.00
Improvements	$	52100.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	126100.00

   NOTE: Tax information supra is limited to the date of the most current computer input information in the Treasurer's Office and not necessarily the effective date hereof. A check with the Treasurer's Office should be made to determine the exact amount of taxes due, if any.
   PLEASE NOTE EXEMPTION VALUATION INFORMATION MAY NOT BE FULLY POSTED

   b) Assessment for the Hinshaw & Henley Ditch payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $15.00, principal. (Unpaid)

   c) Assessment for the John Edwards #285 Ditch payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $21.00, principal. (Unpaid)

   d) Assessment for the O.F. Henley #102 Drain payable annually, until terminated or changed by order of the Drainage Board. Next installment due Nov 10, 2006 in the amount of $14.50, principal. (Unpaid)

   e) Easement in favor of the Hamilton County Surveyor and Drainage Board to maintain the ditches shown above pursuant to Article 9, Section 33 of the Indiana Drainage Code. Said easement to affect an area that is measured at right angles from the top bank of said ditches and extended outward a distance of 75 feet.

NOTE: Upon receipt of a survey which satisfactorily evidences that the property described in Schedule A is not within the easement area this exception shall be deleted.

f) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated April 25, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 282, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

g) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated June 21, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 290, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

h) Right of Way granted to Buckeye Pipe Line in an instrument recorded August 30, 1962 in Deed Record 175, page 214 in the Office of the Recorder of Hamilton County, Indiana.

i) Easement and associated rights granted to Hamilton Western Utilities, Inc. by Pro-Cam Properties, an Indiana General Partnership in an instrument dated March 20, 1998 and recorded March 24, 1998 as Instrument Number 9809814472 in the Office of the Recorder of Hamilton County, Indiana.

j) Subject to all legal highways and rights of way.

k) Possible easements for legal drains and ditches, if any, and all rights therein.

THE POLICY OR POLICIES TO BE ISSUED WILL CONTAIN EXCEPTIONS TO THE FOLLOWING MATTERS UNLESS THE SAME ARE DISPOSED OF TO THE SATISFACTION OF THE COMPANY.

1. Defects, liens, encumbrances, adverse claims, or other matters, if any, created, first appearing in the public records or attaching subsequent to the effective date hereof but prior to the date the proposed Insured acquires for value of record the estate or interest or mortgage thereon covered by this Commitment.

2. Standard Exceptions:
   a) Rights or claims of parties in possession not shown by the public records.
   b) Easements, or claims of easements, not shown by the public records.
   c) Encroachments, overlaps, boundary line disputes, or other matters which would be disclosed by an accurate survey or inspection of the premises.
   d) Any lien, or right to a lien, for services, labor, or material heretofore or hereafter furnished, imposed by law and not shown by the public records.

3. Special Exceptions:
   a) Taxes for the year 2006 payable in 2007 are a lien not yet due and payable.

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-17-00-00-006.000 – Washington (Affects part of caption)
1st Installment due May 10, 2006 - $149.33 - paid.
2nd Installment due Nov 10, 2006 - $149.33 - unpaid.

Assessed Valuations:		05-06
Land	$	14600.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	14600.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-17-00-00-007.000 – Washington (Affects part of caption)
1st Installment due May 10, 2006 - $774.26 - paid.
2nd Installment due Nov 10, 2006 - $774.26 - unpaid.

Assessed Valuations:		05-06
Land	$	75700.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	75700.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-16-00-00-020.000 – Washington (Affects part of caption)
1st Installment due May 10, 2006 - $203.54 - paid.
2nd Installment due Nov 10, 2006 - $203.54 - unpaid.

Assessed Valuations: 05-06

Land	$	19900.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	19900.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-16-00-00-021.000 – Washington (Affects part of caption)
1st installment due May 10, 2006 - $46.03 - paid.
2nd installment due Nov 10, 2006 - $46.03 - unpaid.

Assessed Valuations:		05-06
Land	$	4500.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	4500.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-16-00-00-022.000 – Washington (Affects part of caption)
1st installment due May 10, 2006 - $46.03 - paid.
2nd installment due Nov 10, 2006 - $46.03 - unpaid.

Assessed Valuations:		05-06
Land	$	4500.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	4500.00

NOTE: Tax information supra is limited to the date of the most current computer input information in the Treasurer's Office and not necessarily the effective date hereof. A check with the Treasurer's Office should be made to determine the exact amount of taxes due, if any.
PLEASE NOTE EXEMPTION VALUATION INFORMATION MAY NOT BE FULLY POSTED.

b) Possible assessments for the Orris E. Brendell Drain #179, which may become a lien at a later date. (Affects 08-09-17-00-00-006.000)

c) Possible assessments for the Orris E. Brendell Drain #179, which may become a lien at a later date. (Affects 08-09-17-00-00-007.000)

d) Assessment for the John Edwards Ditch # 285 payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $24.77, principal. (Unpaid) (Affects 08-09-17-00-00-007.00)

e) Assessment for the O.F. Henley Drain # 102 payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $15.00, principal. (Unpaid) (Affects 08-09-17-00-00-007.000)

f) Assessment for the John Edwards Ditch payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $17.00, principal. (Unpaid) (Affects 08-09-16-00-00-020.000)

g) Assessment for the Hinshaw & Henley Ditch payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $15.00, principal. (Unpaid) (Affects 08-09-16-00-00-020.000)

h) Assessment for the John Edwards Ditch #285 payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $10.00, principal. (Unpaid) (Affects 08-09-16-00-00-021.000)

i) Assessment for the John Edwards Ditch #285 payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $10.00, principal. (Unpaid) (Affects 08-09-16-00-00-022.000)

j) Assessment for the O>F> Henley Drain #102 payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $5.00, principal. (Unpaid) (Affects 08-09-16-00-00-022.000)

k) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated April 25, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 262, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

l) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated June 21, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 290, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

m) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated June 21, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 291, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

n) Right of Way granted to Buckeye Pipe Line in an instrument recorded August 30, 1982 in Deed Record 175, page 214 in the Office of the Recorder of Hamilton County, Indiana.

o) Easement and associated rights granted to Hamilton Western Utilities, Inc. by Pro-Cam Properties, an Indiana General Partnership in an instrument dated March 20, 1998 and recorded March 24, 1998 as Instrument Number 9809814472 in the Office of the Recorder of Hamilton County, Indiana.

p) Subject to all legal highways and rights of way.

q) Possible easements for legal drains and ditches, if any, and all rights therein.

r) NOTE FOR INFORMATION: Fences do not coincide with South and west property lines and apparent gas line easement along South property line as disclosed by a Schneider Survey dated June 11, 2004 as Job No. #4927-001.

INFORMATION NOTE: The acreage in the legal description is shown for convenience only and should not be construed as insuring the quantity of land set forth in said description.

This Commitment is valid only if Schedules A and B are attached.
Schedule B2 consists of 3 page(s)

THE POLICY OR POLICIES TO BE ISSUED WILL CONTAIN EXCEPTIONS TO THE FOLLOWING MATTERS UNLESS THE SAME ARE DISPOSED OF TO THE SATISFACTION OF THE COMPANY.

1. Defects, liens, encumbrances, adverse claims, or other matters, if any, created, first appearing in the public records or attaching subsequent to the effective date hereof but prior to the date the proposed Insured acquires for value of record the estate or interest or mortgage thereon covered by this Commitment.

2 Standard Exceptions:
   a) Rights or claims of parties in possession not shown by the public records
   b) Easements, or claims of easements, not shown by the public records.
   c) Encroachments, overlaps, boundary line disputes, or other matters which would be disclosed by an accurate survey or inspection of the premises
   d) Any lien, or right to a lien, for services, labor, or material heretofore or hereafter furnished, imposed by law and not shown by the public records.

3 Special Exceptions:
   a) Taxes for the year 2006 payable in 2007 are a lien not yet due and payable.

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-16-00-00-001.002 – Washington (Affects Tract I)
1st installment due May 10, 2006 $236.27 - paid.
2nd installment due Nov 10, 2006 $236 27 - unpaid.

Assessed Valuations:		05-06
Land	$	23100.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0 00
Exemption	$	0 00
Net Valuations	$	23100.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No 08-09-16-00-00-001.000 – Washington (Affects Tract II and other real estate)
1st installment due May 10, 2006 $191.26 - paid
2nd installment due Nov 10, 2006 $191.26 - unpaid

Key No. 08-09-16-00-00-001.003 (Affects Tract II for 2006 payable in 2007)

Assessed Valuations:		05-06
Land	$	10900.00
Improvements	$	7800.00
Exemption (Mortgage)	$	0 00
Exemption (Homeowners)	$	0 00
Exemption	$	0.00
Net Valuations	$	18700.00

NOTE: Tax information supra is limited to the date of the most current computer input information in the Treasurer's Office and not necessarily the effective date hereof. A check with the Treasurer's Office should be made to determine the exact amount of taxes due, if any.
PLEASE NOTE EXEMPTION VALUATION INFORMATION MAY NOT BE FULLY POSTED.

This Commitment is valid only if Schedules A and B are attached.
Schedule B2 consists of 2 page(s)

b) Assessment for the John Edwards #285 Ditch payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $23.81, principal. (Unpaid) (Affects Tract I)

c) Assessment for the John Edwards #285 Ditch payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $13 58, principal (Unpaid) (Affects Tract II)

d) Easement for water lines and incidental purposes in favor of Hamilton Western Utilities, Inc, recorded November 6, 1998 as Instrument Number 98-63197 in the Office of the Recorder of Hamilton County, Indiana

e) Right-of-way for 156th Street on the North side of subject real estate and Towne Road along the West side of subject real estate as shown on survey certified December 23, 2004, and last revised January 4, 2006, by Andrew D. Baxter Jr. of Evans, Mechwart, Hambleton & Tilton, Inc., Job No. 2004-2320

f) Subject to all legal highways and rights of way.

g) Possible easements for legal drains and ditches, if any, and all rights therein

NOTE:
Effective July 1, 2006, any documents requiring a preparation statement which are executed or acknowledged in Indiana must contain the following affirmation statement as required by IC 36-2-11-15: "I affirm, under the penalties for perjury, that I have taken reasonable care to redact each Social Security number in this document unless required by law" ______________________

Additionally, pursuant to IC 36-2-7.5-6, a $2 00 fee for each recorded document must be collected and deposited into the "County Identification Protection Fee" fund Said fee has been collected by the county recorder since the law's inception in 2005 and will continue to be collected until further notice

Schedule B

Permits

None.

Schedule C

Liabilities

Monroe Bank Loan	$ 4,995,000
Estridge Development Co.	$ 130,000
Total Liabilities	$ 5,125,000

Schedule D

Government Commitments

None

KD_IM-842661_4.DOC

Exhibit 3.1

Form of Note

FORM OF NOTE

THE ESTRIDGE GROUP, INC.
____% FIVE-YEAR SUBORDINATED NOTE DUE _________, 2012

THE ESTRIDGE GROUP, INC., a corporation duly organized under the laws of the State of Indiana (herein referred to as the "Company"), for value received, hereby promises to pay to [ ] or registered assigns, the principal sum of [ ] **DOLLARS** at its office or agency for that purpose in Marion (or a contiguous) County, Indiana, at maturity stated above, payable in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest semiannually on January 1 and July 1 of each year, commencing July 1, 2007, on said principal sum at said office or agency, in like coin or currency, at the per annum rate stated above, from the January 1 or July 1 next preceding the date of this Note to which interest has been paid, unless the date hereof is a January 1 or July 1 to which interest has been paid, or unless no interest has been paid on the Notes, in which case from the date of issuance of this Note, until payment of said principal sum has been made or duly provided for. Notwithstanding the foregoing, if the date hereof is after the first day of any January or July, this Note shall bear interest from such January 1 or July 1; provided, however, that if the Company shall default in the payment of interest due on such January 1 or July 1, then this Note shall bear interest from the next preceding January 1 or July 1 to which interest has been paid, or, if no interest has been paid on the Notes, from the date of issuance of this Note. The interest so payable on any interest payment date will be paid to the person in whose name this Note is registered at the close of business on the day preceding such interest payment date, and may, at the option of the Company, be paid by check mailed to such person at his last address as it appears on the registry books of the Registrar. Interest will be computed on the basis of a 360-day year of 12, 30-day months.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under the Indenture referred to on the reverse hereof and shall be deemed to be issued as of that date.

TRUSTEE'S CERTIFICATE

This is one of the Series 2007 Notes described in the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, THE ESTRIDGE GROUP, INC. has caused this Instrument to be executed in its company name by the actual or facsimile signature of the President attested by the actual or facsimile signature of the Secretary of the Company.

MainSource Bank

Dated:
THE ESTRIDGE GROUP, INC.

By:

As Trustee

Date of Authentication and Issuance:

Secretary President

(REVERSE SIDE)
THE ESTRIDGE GROUP, INC.
____% Subordinated Note Due ____________, 2012

This Note is one of a duly authorized issue of Notes of the Company, designated as its Series 2007 Subordinated Notes (herein called the "Notes"), limited (except as otherwise provided in the Indenture referred to below) to the aggregate principal amount of $5,000,000, consisting of Three-Year Notes, Five-Year Notes and Eight-Year Notes, all issued under and subject and pursuant to an indenture dated as of _________, 2007 (herein called the "Indenture"), duly executed and delivered by the Company to MainSource Bank, Trustee (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Notes.

If an Event of Default specified in the Indenture shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable in the manner, with the effect and subject to the conditions provided in the Indenture.

Noteholders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, holders of a majority in principal amount of the Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold notice to Noteholders of any continuing default (except a default in payment, principal or interest) if it determines that withholding notice is in the best interests of the Noteholders.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Notes: provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any Note, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any coin or currency other than that hereinbefore provided, without the consent of the holder of each Note so affected, (ii) make any change in the provisions of the Indenture dealing with redemption of the Notes that adversely affect the rights of Noteholders, (iii) make any change in Section 7.04 or 7.07 or 10.02 of the Indenture, or (iv) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Notes then outstanding. It is also provided in the Indenture that prior to any declaration accelerating the maturity of the Notes, the holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the holders of all of the Notes waive any past default or Event of Default under the Indenture and its consequences except a default in the payment of principal, interest premium or redemption price of any of the Notes. Any such consent or waiver by the holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such holder and upon all future holders and owners of this Note and any Notes which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

The Notes are subject to redemption prior to maturity in whole or in part, at any time on or after January 1, 2008, at the option of the Company, at one hundred percent (100%) of the principal amount together with accrued and unpaid interest to the redemption date.
If the Company elects to redeem only a portion of the outstanding Notes those Notes to be redeemed shall be selected by lot by the Company and by such other method as the Company deems appropriate.

If the date fixed for redemption is an interest payment date, the interest payable on such date shall be paid to the person in whose name this Note is registered at the close of business on the day immediately preceding such interest payment date as provided in the Indenture. Notice to holders of Notes to be redeemed shall be given by mailing to such holders a notice of such redemption at their last address as it shall appear on the books maintained for registration of the Notes, all as provided in the Indenture. Any notice which is mailed in the manner provided in the Indenture shall be conclusively presumed to have been given whether or not the holder receives such notice and failure to duly give such notice by mail, or any defect in such notice, to the holder of any note designated for redemption shall not affect the validity of the proceedings for redemption of any other Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium on and interest on this Note at the places, at the respective times, at the rate and in the coin or currency herein prescribed.

If, under certain circumstances, the Company fails to maintain a certain specified minimum Total Shareholders' Equity, the Company shall be required to offer to purchase a portion of the aggregate principal amount of Notes outstanding plus accrued interest to the date of purchase, as provided in, and subject to the terms of, the Indenture.

If a Change of Control (as defined in the Indenture) shall occur, the Company shall be required to offer to purchase all or a portion of the aggregate principal amount of Notes outstanding plus accrued interest to the date of purchase, as provided in, and subject to the terms of, the Indenture.

The Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indenture).

The Notes are issuable in registered form without coupons in denominations of $1,000 and any multiple of $1,000.

In the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge, this Note may be exchanged for an equal aggregate principal amount of Notes having the same maturity of other authorized denominations at the office or agency of the Company for such exchange in Hamilton or a contiguous County, Indiana.

Upon due presentment for registration of transfer of this Note at the office or agency of the Company for such registration in Carmel, Indiana, a new Note or Notes of authorized denominations for an equal aggregate principal amount and having the same maturity will be issued to the transferee in exchange herefor, subject to the limitations provided herein or in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company and the Trustee may deem and treat the person in whose name this Note is registered as the absolute owner hereof for the purpose of receiving payment hereof or on account hereof or of interest hereon and for all other purposes. The Registrar for the Notes may refuse to transfer or exchange this Note during the period ten days prior to maturity or any interest payment date or to the mailing of any notice for redemption or during the period after mailing of any notice of redemption or after a holder has made an election to have this Note redeemed.

The Company, the Trustee, any Paying Agent and any Note Registrar may deem and treat the registered holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment of the principal hereof and, subject to the provisions on the face hereof, interest hereon and for all other purposes, and neither the Company nor the Trustee nor any Paying Agent nor any Note Registrar shall be affected by any notice to the contrary. All payments made to or upon the order of such registered holder shall, to the extent thereof, effectively satisfy and discharge the Company's liability for moneys payable on this Note.

Except as expressly provided to the contrary in the Guaranty Agreements entered into by Estridge Development Company, Inc. and Paul E. Estridge Corp. (the "Guarantors") in favor of and for the benefit of the Trustee, as agent for the Noteholders, and the Reimbursement Agreement entered into between Paul E. Estridge and the Guarantors, no recourse for the payment of the principal of or interest on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the

Company in the Indenture or any indenture supplemental thereto or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any member, manager, incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released by each holder of this Note.

When a successor company assumes all obligations of its predecessor under the Notes and the Indenture, the predecessor company will be released from those obligations.

This Note shall be governed by and construed in accordance with the laws of the State of Indiana.

The Company will furnish to any Noteholder upon written request and without charge a copy of the Indenture. Requests may be made to the Company, 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032, Attn: Chief Financial Officer.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto

[____]
Please print or typewrite name and address including postal zip code of assignee

Social Security or other identifying number of Assignee: [__________________]

the within Note does hereby irrevocably constitute

[____] Attorney
to transfer said Note on the books kept for registration of said Note, with full power of substitution in the Premises.

Dated: [__________________]

____
NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within Note in every particular, without alteration or enlargement or any change whatsoever.

Signature Guaranteed: ____________________
NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company.

Exhibit 3.2

Form of Indenture of Trust

THE ESTRIDGE GROUP, INC.

and

MAINSOURCE BANK

INDENTURE OF TRUST

Dated as of ________________, 2007

$5,000,000

Aggregate Principal Amount

of

Series 2007 Subordinated Notes

TABLE OF CONTENTS

This INDENTURE OF TRUST dated as of ___________, 2007, between THE ESTRIDGE GROUP, INC., a corporation organized in the State of Indiana ("Company"), and MAINSOURCE BANK, an Indiana banking association ("Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company's Series 2007 Subordinated Notes ("Notes"):

ARTICLE 1. DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions.

"Accrued Interest" means any interest earned with respect to any Notes which has not been paid to or upon the written order of the registered Holder thereof.

"Affiliate" means any Insider or any entity directly or indirectly controlled by an Insider or any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, including but not limited to Estridge Development Company, Inc. and Paul E. Estridge Corp.

"Agent" means any Registrar, Paying Agent, or Co-Registrar.

"Board of Directors" means the Board of Directors of the Company or any authorized committee of the Board.

"Change of Control" means (i) the sale, lease, exchange or transfer of all or substantially all of the Company's assets (in one transaction or a series of transactions) to any person or related group of persons as a result of which the Affiliates immediately prior to such transaction or series of transactions do not beneficially own at least a majority interest in such assets immediately after such transaction or series of transactions; or (ii) the consummation of any consolidation, merger or sale of common stock of the Company other than a consolidation, merger or sale of common stock of the Company in which either the Affiliates immediately prior to the transaction or the senior officers of the Company as of the date of this Indenture have, directly or indirectly, at least a majority interest of the continuing or surviving corporation immediately after such transaction.

"Company" means the party named as such above until a successor replaces it and thereafter means the successor.

"Consolidated Net Income" for any period means the aggregate amount of net income of the Company and its Subsidiaries for such period determined in accordance with generally accepted accounting principles.

"Default" means any event which is, or after notice or passage of time would be, an Event of Default.

"Holder" means a person in whose name a Note is registered.

"Indenture" means this Indenture of Trust as amended from time to time.

"Insider" means any person owning directly or indirectly 10% or more of the Company.

"Notes" means the Notes described above issued under this Indenture.

"Officers' Certificate" means a certificate signed by two Officers, one of whom must be the President, the Treasurer or a Vice-President of the Company.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

"Principal" of a Note means the unpaid principal balance of such Note.

"Qualified Investments" means any of the following which at the time are legal investments for the Trustee under the laws of the State of Indiana, and on which the Company is not the obligor: (a) obligations of the federal government or its agencies; (b) regulated mutual funds or investment trusts that are invested solely in government obligations; (c) time deposits in or certificates of deposit issued by any national or state bank (including the Trustee, acting in its commercial banking capacity), having combined capital, surplus and undivided profits of at least $10,000,000, the deposits of which are insured by the Federal Deposit Insurance Corporation ("FDIC") or any successor agency, or time deposits in or certificates of deposit issued by any federal savings and loan association or state building and loan association, the deposits of which are insured by the Federal Savings and Loan Insurance Corporation, or any successor agency (the "FSLIC"), but only to the extent that such time deposits or certificates of deposit are fully insured by the FDIC or FSLIC; or (d) bonds, notes or other securities the issuer or guarantor of which has a rating of "A" or higher by Standard & Poors Corporation or Moody's Investors Service.

"SEC" means the Securities and Exchange Commission.

"Senior Indebtedness" means the principal of and interest on any indebtedness, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed by the Company for money borrowed from others (including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages or under letters of credit or similar commitments) or in connection with the acquisition by it of any other business, property or entity and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing such indebtedness expressly provides that such indebtedness is not superior in right of payment to the principal of and interest on the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (i) indebtedness of or amounts owed by the Company for compensation to employees, or for goods and materials purchased in the ordinary course of business, or for services, (ii) indebtedness of the Company to any Affiliate of the Company, or (iii) indebtedness of the Company to any of the Company's Subsidiaries or from one Subsidiary to another for money borrowed or advances from each Subsidiary.

"Subsidiary" or "Subsidiaries" means any entity, at least a majority of the shares of voting stock or membership interests of which shall at the time be owned, directly or indirectly by the Company and any limited liability company or partnership controlled by the Company directly or indirectly as general partner or otherwise, including but not limited to Ameritage LLC, First Mile Services, LLC and Estridge Design Services, LLC.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) as in effect on the date shown above.

"Total Shareholders' Equity" or "Equity" means the amount of total consolidated shareholders' equity of the Company, as set forth on the most recent consolidated balance sheet of the Company, including the equity noted as "minority interest in variable interest entities" on such balance sheet, determined in accordance with generally accepted accounting principles.

"Trust Officer" means the Chairman of the Board, the President or any other officer or authorized representative of the Trustee assigned by the Trustee to administer its corporate trust matters.

"Trustee" means MainSource Bank and any successor Trustee hereunder.

Section 1.02. Other Definitions.

Term	Defined in Section
"Change of Control Offer"	3.04
"Equity"	3.03
"Event of Default"	7.01
"Legal Holiday"	11.07
"Offer"	3.03
"Offer Amount"	3.03
"Officer"	11.07
"Paying Agent"	2.03
"Purchase Date"	3.03
"Registrar"	2.03
"U.S. Government Obligations"	9.01

Section 1.03. Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

Section 1.04. Rules of Construction. Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

(c) "or" is not exclusive;

(d) words in the singular include the plural, and in the plural include the singular; and

(e) provisions apply to successive events and transactions.

ARTICLE 2. THE NOTES

Section 2.01. Form and Dating. The Notes shall be substantially in the form of "Exhibit A" which is part of this Indenture. The provisions of the Notes are incorporated by reference herein and made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, and the Trustee shall authorize the removal of legends from the Notes or shall issue replacement Notes without legends at such time as the legends are no longer legally required as evidenced to the Trustee by an Opinion of Counsel. Each Note shall be dated as of the date of its authentication.

Section 2.02. Execution and Authentication. Two officers shall sign the Notes for the Company by manual or facsimile signature. If an officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trust Officer of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture. The Trustee shall authenticate Notes for original issue up to the aggregate principal amount of $5,000,000 upon a written order of the Company signed by an Officer. The aggregate principal amount of Notes outstanding at any time may not exceed that amount except as provided in Section 2.08. The Notes shall be issued in denominations of $1000 and multiples thereof. The Three-Year Notes shall have a maturity date of __________, 2010, and an interest rate of ____%; the Five-Year Notes shall have a maturity date of ____________, 2012, and an interest rate of ____%; and the Eight-Year Notes shall have a maturity date of ____________, 2015, and an interest rate of ____%. The Three-Year Notes, the Five-Year Notes and the Eight-Year Notes shall be limited to $5,000,000 in aggregate principal amount. The Trustee shall be the authenticating agent for authenticating Notes.

Section 2.03. Registrar, Ownership, and Paying Agent. The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar"), and shall appoint an agent to whom Notes may be presented for payment ("Paying Agent") provided that at least one Paying Agent has a place of business in Indianapolis, Indiana or a county contiguous to Marion County, Indiana. The Registrar shall keep a register of the Notes and of their transfer and exchange. The ownership of Notes shall be proved by the register kept by the Registrar. The Company, the Trustee and any Paying Agent may treat the person in whose name a Note is registered as the owner for all purposes and neither the Company nor the Trustee nor any Paying Agent shall be affected by notice to the contrary. The Company may appoint one or more Co-Registrars, and one or more additional Paying Agents. The term "Paying Agent" includes any additional paying agent. The Company may act as Paying Agent, Registrar or Co-Registrar. Upon any bankruptcy proceeding relative to the Company, the Trustee shall act as the sole Paying Agent. The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture. The Company hereby appoints the Trustee as a Paying Agent and Registrar.

Section 2.04. Paying Agent to Hold Money in Trust. The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Notes or the Trustee all money held by the Paying Agent for the payment of Principal or interest on the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may, by written request, require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent shall have no further liability for the money. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as a Registrar and Paying Agent.

Section 2.05. Notes Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of holders of Notes. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of holders of Notes.

Section 2.06. Transfer and Exchange. When Notes are presented to the Registrar or a Co-Registrar with a request to register, transfer or to exchange Notes for equal principal amount of Notes of other denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met.

The Registrar may refuse to register a transfer of a Note during the period ten (10) days prior to a maturity date or the mailing of notice of a redemption or during the period after mailing of notice of a redemption or after a Holder has made an election to have a Note redeemed or during the period ten (10) days preceding any interest payment date. A transfer which is not registered on the books of the Registrar shall be ineffective as between the Company, the Trustee, the Registrar, the Paying Agent and the Holder of the Note, and the registered owner shall continue to be treated as the Holder. To permit registrations of transfers and exchanges, the Company shall issue and the Trustee shall authenticate Notes at the Registrar's request. The Company may charge a reasonable fee for any registration of transfer or exchange (including the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer or exchange and any other expenses in connection therewith) but not for any exchange pursuant to Section 2.10, 3.11, or 10.04.

Section 2.07. Replacement Notes. If any mutilated Note is surrendered to the Trustee, the Company shall issue and the Trustee shall authenticate and deliver in exchange therefore a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding. If the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond shall be furnished by the Holder which is sufficient in the judgment of both to protect the Company, the Trustee, any Agent or any authenticating agent from any loss which any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.

Every replacement Note issued pursuant to the provisions of this Section 2.07 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionally with any and all other Notes duly issued hereunder.

Section 2.08. Outstanding Notes. The Notes outstanding at any time are all the Notes authenticated by the Trustee except for (a) those canceled by it, (b) those delivered to it for cancellation, and (c) those described in this Section as not outstanding.

If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.

If Notes are considered paid under Section 4.01, they cease to be outstanding and interest on them ceases to accrue.

Except as provided in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate holds the Note.

Section 2.09. Treasury Notes. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such directions, waiver or consent, only Notes which the Trustee knows are so owned shall be so disregarded.

Section 2.10. Temporary Notes. Until definitive Notes are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate and deliver definitive Notes in exchange for temporary Notes.

Section 2.11. Cancellation. The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in the manner specified in Section 3.12. Subject to Section 2.10, the Company may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation.

Section 2.12. Defaulted Interest. If the Company fails to make a payment of interest on the Notes, it shall pay such interest thereafter in any lawful manner. It may pay such interest, plus any interest payable on it, to the persons who are Holders on a subsequent special record date. The Company shall fix such special record date and payment date by written notice to the Trustee. Such special record date shall not be less than ten (10) days prior to the payment date of such defaulted interest. The Company shall notify the Trustee, in writing, of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment. Such money shall be held in trust by the Trustee for the benefit of the person or persons entitled to such defaulted interest as provided in this section. At least five (5) days before such record date, the Company shall mail to the Holders a notice that states the record date, payment date and amount of such interest to be paid.

Section 2.13. Guarantees of Obligations. All obligations of the Company pursuant to this Indenture and with respect to the Notes are being guaranteed by two (2) Affiliates of the Company, Estridge Development Company, Inc., and Paul E. Estridge Corp. (the "Guarantors"), pursuant to Guaranty Agreements, all of even date herewith and executed by the Guarantors in favor of the Trustee and for the benefit of the Noteholders. The Trustee is authorized to execute, deliver, comply with and enforce the Guaranty Agreement and any amendments to the Guaranty Agreement, provided such execution, delivery, compliance and enforcement is not inconsistent with the terms of this Indenture.

ARTICLE 3. REDEMPTION

The Notes shall be subject to redemption prior to maturity only as provided in this Article.

Section 3.01. Optional Redemption Prior to Maturity; Redemption Price. The Company may, at its option, at any time and from time to time on or after January 1, 2008, redeem outstanding Notes in whole or in part for a price equal to the outstanding principal amount of the Notes being redeemed together with Accrued Interest to the redemption date.

Section 3.02. Redemption at Death Notes owned by a deceased Holder may be tendered to the Company for redemption within sixty (60) days after the date of death by delivery of the Notes to the Trustee along with a written demand for redemption. The Trustee shall promptly notify the Company of any such redemption request. Notes tendered for redemption under this provision will be redeemed for a price equal to the outstanding principal balance plus Accrued Interest to the redemption date, provided the Company shall not be obligated to redeem more than $100,000 in Notes in any twelve (12) month period on a first tendered, first redeemed basis. If the redemption request in any twelve (12) month period exceeds $100,000, the excess requests shall carry over to the subsequent twelve (12) month period unless the Holder indicates in writing to the contrary. Subject to the foregoing, the Company shall redeem Notes tendered in respect of a Holder of the Note within sixty (60) days from the date it receives notice of the request for redemption from the Trustee.

Section 3.03. Maintenance of Total Shareholders' Equity. If the Total Shareholders' Equity of the Company at the end of any two (2) consecutive fiscal quarters is less than $20.0 million, then the Company shall, within sixty (60) days following the end of such fiscal quarter, engage a consultant or other financial advisor satisfactory to the Trustee to assist the Company in its efforts to increase Equity. If the Equity drops to less than $13.0 million for four (4) consecutive fiscal quarters following the Company's engagement of the consultant or advisor, then the Company shall offer to redeem (the "Offer") on the last day of the fiscal quarter next following such fourth fiscal quarter (and on the last day of each fiscal quarter thereafter until such time as Equity shall equal or exceed $13.0 million) (each, a "Redemption Date") ten percent (10%) of the aggregate principal amount of Notes then outstanding (the "Offer Amount") at a redemption price equal to their principal amount plus Accrued Interest to the respective

Redemption Date. The Company may credit against its obligation to redeem Notes pursuant to this Section the principal amount of (i) Notes acquired by the Company and surrendered for cancellation otherwise than pursuant to this Section and (ii) Notes redeemed or called for redemption pursuant to Section 3.01 or 3.02. In no event shall the failure to meet the Equity stated above at the end of any fiscal quarter be counted toward the making of more than one Offer.

The Company shall provide the Trustee with notice of the Offer at least sixty (60) days before any such Redemption Date. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of an Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer. The notice, which shall govern the terms of the Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(a) that the Offer is being made pursuant to this Section 3.03;

(b) the Offer Amount, the redemption price and the Redemption Date;

(c) that any Note not tendered or accepted for payment will continue to Accrue interest;

(d) that Holders electing to have a Note redeemed pursuant to an Offer will be required to surrender the Note to the Paying Agent at the address specified in the notice at least five (5) days before the Redemption Date;

(e) that if Notes in a Principal amount in excess of the Offer Amount are tendered pursuant to the Offer, the Company shall redeem Notes on a pro rata basis (with adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000 or integral multiples of $1,000 shall be redeemed; and

(f) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Purchase Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Offer, (ii) deposit with the Paying Agent money sufficient to pay the redemption price of all Notes or portions thereof so accepted and (iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.04. Offer to Purchase upon Change in Control. If at any time there shall occur a Change of Control, the Company shall make an offer (the "Change of Control Offer") to each Holder to redeem in $1,000 increments such Holder's Notes at a redemption price equal to 100% of the aggregate principal amount thereof plus Accrued Interest, if any, to the date of redemption, which shall not be more than ninety (90) days after the occurrence of the Change of Control.

The Company will provide the Trustee with notice of the Change of Control Offer within thirty (30) days following a Change of Control. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of a Change of Control Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Change of Control Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer. The notice, which shall govern the terms of the Change of Control Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(a) that the Change of Control Offer is being made pursuant to this Section 3.04;

(b) the Offer Amounts, the redemption price and the Redemption Date;

(c) that any Note not tendered or accepted for payment will continue to Accrue interest;

(d) that Holders electing to have a Note redeemed pursuant to a Change of Control Offer will be required to surrender the Note to the Paying Agent at the address specified in the notice at least five (5) days before the Redemption Date; and

(e) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Redemption Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted and (iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.05. Notices to Trustee. If Notes are to be redeemed pursuant to Section 3.01, Section 3.02, Section 3.03 or Section 3.04, the Company shall notify the Trustee of the redemption date and the Principal amount of Notes to be redeemed. The Company's notice shall specify the circumstances pursuant to which it intends to redeem Notes. In addition, if Notes are to be redeemed pursuant to Section 3.01, the Company shall deliver to the Trustee an Officers' Certificate certifying resolutions of the Board of Directors authorizing the redemption and an Opinion of Counsel with respect to the due authorization of such redemption and that such redemption is being made in accordance with this Indenture and the Notes and does not violate any other agreement binding on the Company.

If the Company wants to credit against any such redemption Notes it has not previously delivered to the Trustee for cancellation, it shall deliver the Notes with the notice.

Section 3.06. Selection of Notes to be Redeemed. If less than all the Notes are to be redeemed pursuant to Section 3.01 or Section 3.03, the Trustee shall select the Notes to be redeemed pro rata or by lot or such other method as it deems fair and appropriate. The Trustee shall make the selection from Notes outstanding and not previously called for redemption, in the case of a redemption pursuant to Section 3.01, or from Notes tendered in response to an Offer, in the case of a redemption pursuant to Section 3.03. Notes and portions of them it selects shall be in amounts of $1,000 or whole multiples of $1,000. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.07. Notice of Redemption. At least thirty (30) days but not more than sixty (60) days before a redemption date pursuant to Section 3.01, the Company shall mail a notice of redemption to each Holder whose Notes are to be redeemed at the Holder's last address as it appears upon the register and shall send a copy to the Trustee.

The notice shall identify the Notes to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price and that Accrued Interest, if any, will be paid up to the redemption date;

(c) the name and address of the Paying Agent;

(d) that the Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and Accrued Interest, if any;

(e) that, unless the Company defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date; and

(f) if any Note is being redeemed in part, the portion of the principal amount (equal to $1,000 or any integral multiple thereof) of such Note to be redeemed and that, on or after the redemption date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense.

Section 3.08. Effect of Notice of Redemption. Once notice of redemption is mailed, Notes called for redemption become due and payable on the specified redemption date at the redemption price.

Section 3.09. Deposit of Redemption Price. At least one business day before the redemption date, the Company shall deposit with the Paying Agent money (which shall be in immediately available funds and which must be received by such Paying Agent prior to 3:00 p.m., Indianapolis time) sufficient to pay the redemption price on all Notes to be redeemed on that date. The Paying Agent shall return to the Company any money or property not required for that purpose.

Section 3.10. Notes Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Notes to be redeemed shall, on the specified redemption date, become due and payable at the redemption price as provided herein upon surrender of such Notes for redemption. If any Notes called for redemption shall not be paid upon surrender thereof for redemption, the Principal and Accrued Interest shall, until paid or duly provided for, bear interest from the redemption date at the rate set forth in the Notes, if legally permissible, until payment in full of the redemption price.

Section 3.11. Notes Redeemed in Part. Upon surrender of a Note that is redeemed in part, the Trustee shall authenticate for the Holder a new Note or Notes equal in aggregate principal amount to the unredeemed portion of the Note surrendered.

Section 3.12. Cancellation. All Notes which have been redeemed pursuant to this Article shall be canceled and cremated or otherwise destroyed by the Trustee and shall not be reissued, and counterparts of a certificate of cremation or other destruction evidencing such destruction shall be furnished by the Trustee to the Company.

Section 3.13. Notes Tendered but not Redeemed. Any Notes tendered for redemption under Section 3.02 or Section 3.03 but not redeemed as a result of the repurchase limitations shall be returned to the Holder and shall continue to be outstanding hereunder.

ARTICLE 4. COVENANTS

Section 4.01. Payment of Notes. The Company shall punctually pay the Principal and Accrued Interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal and Accrued Interest shall be considered paid on the date due if the Paying Agent holds on that date money sufficient to pay all Principal and Accrued Interest then due.

The Company shall pay interest on overdue Principal at the rate borne by the Notes; it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02. Debt Service Reserve Fund. On the date Notes are first issued hereunder, the Company shall deposit a sum equal to six (6) months interest on the Notes in the Debt Service Reserve Fund (the "Fund") established by the Trustee for use to pay Principal and Accrued Interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. If the amount available in the Debt Service Reserve Fund is at any time less than six (6) months interest on the Notes, the Company shall within ninety (90) days after receipt of notice of such deficiency, deposit sufficient monies with the Trustee in order to bring the balance of the Debt Service Reserve Fund back to a sum equal to six (6) months interest.

Upon deposit with the Trustee of monies sufficient to pay all Principal and Accrued Interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under this Indenture, or upon the making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Debt Service Reserve Fund, except monies necessary to pay Principal and Accrued Interest on the outstanding Notes, shall be remitted to the Company.

The Trustee shall invest such amounts being held in the Fund in Qualified Investments pending their use and the Trustee is authorized to withdraw monies from the Fund at any time to the extent monies provided by the Company are insufficient to pay Principal and Accrued Interest on the Notes when due. So long as there shall be no Event of Default hereunder and the Company shall maintain the required amount in the Fund, the Trustee shall remit to the Company from time to time any interest or other amounts earned on the Fund.

Section 4.03. Annual Reports.

(a) The Company shall file with the Trustee and Indiana Securities, LLC (the "Placement Agent"), within five (5) days of availability, but in no event later than 90 days from the end of each fiscal year, the internal unaudited financial statements for such year and in no event later than 120 days from the end of the fiscal year its audited financial statements for such year reported on and certified by an independent certified accountant with, at most, a qualification related to FIN 46. Upon written request from any Holder, the Placement Agent shall send to such Holder copies of the Company's audited financial statements.

(b) So long as any of the Notes remain outstanding, the Company shall cause any quarterly or other financial report prepared by the Company for general distribution to the shareholders of the Company, excluding internal management reports, to be filed with the Trustee and the Placement Agent. Upon written request from any Holder, the Placement Agent shall send to such Holder a copy of any reports filed by the Company with the Placement Agent.

Section 4.04. Compliance Certificate.

(a) The Company shall deliver to the Trustee and the Placement Agent within ninety (90) days after the end of each fiscal year of the Company, an Officers' Certificate, stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions or conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge and the status thereof).

(b) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon (but in any case within ten (10) days of) becoming aware of any Default, Event of Default or default in the performance of any covenant, agreement or condition contained in this Indenture, an Officers' Certificate specifying such Default or Event of Default and the status thereof.

Section 4.05. Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, and will cause each of its Subsidiaries to pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges, if any, levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property; provided, however, that neither the Company nor any Subsidiary shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings; and provided, further, that adequate book reserves (in the opinion of the Company's independent accountants) have been established with respect thereto; and provided, further, that the Company's or such Subsidiary's title to, and right to use, such property is not materially adversely affected thereby.

Section 4.06. Maintenance of Properties. The Company will cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however that nothing in this Section shall prevent the Company from discontinuing the maintenance and operation of any such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders.

Section 4.07. Restricted Payments. The Company shall not make any distribution or payment on its shares of common stock or to its shareholders, as shareholders (other than distributions to shareholders to the extent necessary to pay the shareholders' income tax liabilities associated with the Company and distributions payable in additional shares of common stock), or purchase, redeem or otherwise acquire or retire for value any shares of common stock of the Company (collectively, "Restricted Payments"), if, at the time of such Restricted Payment, after giving effect thereto, a Default or an Event of Default shall have occurred and be continuing.

Section 4.08. Corporate Existence. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and will comply with all laws applicable to it, provided, however, that nothing in this Section shall prevent (i) the merger of any Subsidiary with or into the Company or (ii) any consolidation or merger of the Company with or into another entity or (iii) the sale, transfer or lease of all or substantially all of the assets of the Company or (iv) the dissolution and liquidation of the Company following such a transfer or sale so long as the provisions of Section 3.04 and Section 5.01 are observed.

Section 4.09. Prepayments of Affiliate Debt. The Company will not, and will not cause or permit any Subsidiary to, prepay any indebtedness owed to an Affiliate of the Company but principal payments required by the terms of applicable promissory notes may be made, provided that at the time of such payment and after giving effect to such payment, no Default or Event of Default shall have occurred or be continuing.

Section 4.10. Transactions with Affiliates. Notwithstanding any other provision hereof, the Company will not, and will not cause or permit any Subsidiary to, directly or indirectly, enter into any transaction including but not limited to any loan, advance, capital contribution or transfer with any Affiliate of the Company outside of the ordinary course of the Company's business, unless determined in good faith by the Board of Directors by resolution to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of the Holders (and a copy of such resolution is delivered to this Trustee with an Officer's Certificate).

Section 4.11. Transfers of Material Assets. The Company will not, and will not cause or permit any Subsidiary to, sell, lease, transfer or otherwise dispose of, in any transaction or series of transactions outside the Company's ordinary course of business, any material portion of its property or assets (including interests in its Subsidiaries) outside the ordinary course of business unless such transaction or series of transactions is determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary (and a copy of such resolution is delivered to the Trustee with an Officer's Certificate).

ARTICLE 5. SUCCESSORS

Section 5.01. When Company May Merge, Etc. The Company shall not consolidate or merge with or into, or transfer, sell or lease all or substantially all of its assets to any person unless (1) the entity formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer the properties and assets of the Company substantially as an entirety (i) shall have its principal office in the United States of America, (ii) shall, after giving effect to such consolidation, merger, conveyance or transfer, have a net worth equal to or greater than that of the Company immediately prior to the transaction and (iii) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the Principal of, and Accrued Interest on all the outstanding Notes and the performance of every covenant of this Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; (3) the provisions of Section 3.04, if applicable, shall have been complied with; and (4) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

ARTICLE 6. SUBORDINATION

Section 6.01. Agreement to Subordinate. The Company, for itself and its successors, and each Holder, by accepting Notes, agrees that the payment of the Principal and Accrued Interest on or any other amounts due on the Notes are subordinated and subject in right of payment to the extent and in the manner stated in this Article 6, to the prior payment in full of all Senior Indebtedness. Each Holder by accepting Notes authorizes and directs the Trustee on behalf of such Holder to take such action as may be necessary or appropriate to effectuate, as between the holders of Senior Indebtedness and such Holder, the subordination provided in this Article 6 and appoints the Trustee attorney-in-fact for such Holder for such purpose.

This Article 6 shall constitute a continuing offer to all Persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness and such holders are made obligees hereunder and they and/or each of them may enforce such provisions.

Section 6.02. Company Not to Make Payments with Respect to Notes in Certain Circumstances. Upon the maturity of any Senior Indebtedness by lapse of time, acceleration (unless waived) or otherwise, all principal thereof and interest thereon shall first be paid in full, or such payment duly provided for in cash or in a manner satisfactory to the holders of such Senior Indebtedness, before any payment is made on account of the Principal of or Accrued Interest on the Notes or to acquire any of the Notes.

In the event that notwithstanding the provisions of this Section 6.02 the Company shall make any payment to the Trustee on account of the Principal of or Accrued Interest on the Notes after the happening of a default in payment of the principal of or interest on Senior Indebtedness then, unless and until such default shall have been cured or waived or shall have ceased to exist, such payment (subject to the provisions of Sections 6.06 and 6.07) shall be held by the Trustee, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Senior Indebtedness (pro rata as to each of such holders on the basis of the respective amounts of Senior Indebtedness held by them) or their representative or the trustee under the indenture or other agreement (if any) pursuant to which Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any default in the payment of principal of or interest on any Senior Indebtedness, provided that the effectiveness and enforceability of the provisions of this Article 6 shall not be conditioned on the Company giving or having given such notice.

Section 6.03. Notes Subordinated to Prior Payment of All Senior Indebtedness on Dissolution, Liquidation or Reorganization of the Company. Upon any distribution of assets of the Company in any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

(a) the holders of all Senior Indebtedness shall first be entitled to receive payment in full of the principal thereof and interest due thereon before the Holders of the Notes are entitled to receive any payment on account of the principal of or interest on the Notes;

(b) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustee on behalf of the Holders of the Notes would be entitled except for the provisions of this Article 6, including any such payment or distribution which may be payable or deliverable by reason of the payment of the Notes, shall be paid by the liquidating trustee or agent or other Person making such payment or distribution directly to the holders of the Senior Indebtedness or their representative, or to the trustee under any indenture under which Senior Indebtedness may have been issued (pro rata as to each such holder, representative or trustee on the basis of the respective amounts of unpaid Senior Indebtedness held or represented by each), to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution or provisions therefore to the holders of such Senior Indebtedness; and

(c) in the event that notwithstanding the foregoing provisions of this Section 6.03, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Notes, shall be received by the Trustee or the Holders of the Notes on account of principal of or interest on the Notes before all Senior Indebtedness is paid in full, or effective provision made for its payment, such payment or distribution (subject to the provisions of Section 6.06 and 6.07) shall be received and held in trust for and shall be paid over to the holders of the Senior Indebtedness remaining unpaid or unprovided for or their representative, or to the trustee under any indenture under which such Senior Indebtedness may have been issued (pro rata as provided as in subsection (b) above), for application to the payment of such Senior Indebtedness until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution or provision therefore to the holders of such Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of the Company.

Section 6.04. Noteholders to be Subrogated to Rights of Holders of Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated equally and ratably to the rights of the holders of the Senior Indebtedness to receive payments or distributions of assets of the Company applicable to the Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and for the purpose of such subrogation no payments or distributions to the holders of the Senior Indebtedness by or on behalf of the Company or by or on behalf of the Holders of the Notes by virtue of this Article 6 which, but for this Article 6, would have been made to the Holders of the Notes shall, as among the Company, its creditors other than holders of the Senior Indebtedness and the Holders of the Notes, be deemed to be payment by the Company to or on account of the Senior Indebtedness, it being understood that the provisions of this Article 6 are intended solely for the purpose of defining the relative rights of the Holders of the Notes, on the one hand, and the holders of the Senior Indebtedness on the other hand.

Section 6.05. Obligation of the Company Unconditional. Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall impair, as between the Company and the Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Notes the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of the Notes and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 6 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy. Upon any distribution of assets of the Company referred to in this Article 6, the Trustee, subject to the provisions of Section 8.01 and 8.02, and the Holders of the Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating trustee or agent or other Person making any distribution to the Trustee or the Holders of the Notes, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 6.

Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall affect the obligation of the Company to make, or prevent the Company from making, at any time except during the pendency of any dissolution, winding up, liquidation or reorganization proceeding, and except during the continuance of any default specified in Section 6.02 (not cured or waived), payments at any time of the Principal of or Accrued Interest on the Notes.

Section 6.06. Knowledge of Trustee. Notwithstanding any provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of monies to or by the Trustee until two days after the Trustee shall have received written notice thereof from the Company, any Noteholder or any Paying Agent or the holder or representative of any class of Senior Indebtedness.

Section 6.07. Application by Trustee of Monies Deposited with It. If at least two days prior to the date on which by the terms of this Indenture any monies deposited with the Trustee or any Paying Agent may become payable for any purpose (including, without limitation, the payment of either the principal of or the interest on any Note) the Trustee shall not have received with respect to such monies the notice provided for in Section 6.06, then the Trustee shall have full power and authority to receive such monies and to apply the same to the purpose for which they were received and shall not be affected by any notice to the contrary which may be received by it on or after such date. This Section shall be construed solely for the benefit of the Trustee and Paying Agent and shall not otherwise affect the rights of holders of such Senior Indebtedness.

Section 6.08. Subordination Rights Not Impaired by Acts or Omissions of Company or Holders of Senior Indebtedness. No right of any present or future holders of any Senior Indebtedness to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with. The holders of Senior Indebtedness may extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefore and release, sell or exchange such security and otherwise deal freely with the Company, all without affecting the liabilities and obligations of the parties to this Indenture or the Holders. No provision in any supplemental indenture which affects the superior position of the holders of the Senior Indebtedness shall be effective against the holders of the Senior Indebtedness who have not consented thereto.

Section 6.09. Noteholders Authorize Trustee to Effectuate Subordination of Notes. Each Holder of Notes by acceptance thereof authorizes and expressly directs the Trustee on its, his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article 6 and appoints the Trustee its, his or her attorney-in-fact for such purpose, including, in the event of any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise) tending towards liquidation of the business and assets of the Company, the immediate filing of a claim for the unpaid balance of its, his or her Notes in the form required in said proceedings and cause said claim to be approved. If the Trustee does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of the time to file such claim or claims, then the holders of Senior Indebtedness have the right to file and are hereby authorized to file an appropriate claim for and on behalf of the Holders of said Notes.

Section 6.10. Right of Trustee to Hold Senior Indebtedness. The Trustee shall be entitled to all of the rights set forth in this Article 6 in respect of any Senior Indebtedness at any time held by it to the same extent as any other holder of Senior Indebtedness and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

Section 6.11. Article Six Not to Prevent Events of Default. The failure to make a payment on account of Principal or Accrued Interest by reason of any provision in this Article 6 shall not be construed as preventing the occurrence of any Event of Default under Section 7.01.

ARTICLE 7. DEFAULTS AND REMEDIES

Section 7.01. Events of Default. An "Event of Default" occurs if:

(a) the Company defaults in the payment of Accrued Interest on any Notes when the same becomes due and payable;

(b) the Company defaults in the payment of the Principal of any Notes when the same becomes due and payable at maturity, upon redemption or otherwise;

(c) the Company fails to comply with any of its other agreements in the Notes or the Indenture and the Default continues for the period and after the notice specified below;

(d) a court having jurisdiction in the premises enters (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of sixty (60) consecutive days;

(e) the Company commences a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent, or consents to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or files a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or consents to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) the Company defaults under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000, including but not limited to Senior Indebtedness, and such default shall be the result of the Company's failure to pay any portion of the principal or interest of such indebtedness when due (after the expiration of any applicable grace period with respect thereto) or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(g) one or more judgments or decrees entered against the Company or any Subsidiary ordering payment (not paid or fully covered by insurance) of $25,000 or more in the case of one such judgment or decree and $250,000 or more in the aggregate for all such judgments and decrees for the Company and all its subsidiaries and all such judgments and decrees have not been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof.

A Default under clause (c) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Notes notify the Company of the Default and the Company does not cure the Default within thirty (30) days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 7.02. Acceleration. If an Event of Default (other than an Event of Default described in paragraphs (d) and (e) of Section 7.01 of this Indenture) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by written notice to the Company and the Trustee, may declare the principal of and Accrued Interest on all the Notes to be due and payable. Upon such declaration the Principal and Accrued Interest shall become immediately due and payable. In case of an Event of Default described in paragraph (d) or paragraph (e) of Section 7.01 of this Indenture, such amount shall be due and payable without any declaration or any act on the part of the Trustee or the Holders. Holders of a majority in principal amount of the Notes by notice to the Trustee (or the Trustee acting alone if the Trustee declared the acceleration) may rescind an acceleration and its consequences if (i) the rescission would not conflict with any judgment or decree, (ii) all existing Events of Default have been cured or waived except nonpayment of principal or Accrued Interest that has become due solely because of the acceleration, (iii) to the extent the payment of such Accrued Interest is lawful, interest on overdue installments of Accrued Interest and overdue principal, which has become due otherwise than by the declaration of acceleration, has been paid, and (iv) in the event of the cure or waiver of a Default or Event of Default under Section 7.01(f), the Trustee shall have received an Officers' Certificate or an Opinion of Counsel that such Default or Event of Default has been cured or waived.

Section 7.03. Other Remedies. If an Event of Default occurs and is continuing, the Trustee may, subject to Article 6, pursue any available remedy to collect the payment of Principal or Accrued Interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default or a Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 7.04. Waiver of Past Defaults. The Holders of a majority in principal amount of the Notes by notice to the Trustee may waive an existing Default and its consequences except a Default in the payment of the principal of, redemption price or interest on any Notes which may only be waived by all affected Holders of Notes and the Trustee.

Section 7.05. Control of Majority. The Holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Holders of Notes, or would involve the Trustee in personal liability. The Company may, but shall not be obligated to fix a record date for the purpose of determining the Holders entitled to vote on the direction of any such proceeding.

Section 7.06. Limitation on Suits. A Holder of Notes may pursue a remedy with respect to this Indenture or the Notes only subject to Article 6 and only if:

(a) the Holder gives to the Trustee notice of a continuing Event of Default;

(b) the Holders of at least 25% in principal amount of the Notes make a request to the Trustee to pursue the remedy;

(c) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(d) the Trustee does not comply with the request within sixty (60) days after receipt of the request and the offer of indemnity; and

(e) during such sixty (60) day period the Holders of a majority in principal amount of the Notes do not give the Trustee a direction inconsistent with the request.

A Holder of Notes may not use this Indenture to prejudice the rights of another Holder of Notes or to obtain a preference or priority over another Holder of Notes.

Section 7.07. Rights of Holders to Receive Payment. Subject to the provisions of Article 6 and Section 7.02 of this Indenture, notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal and interest on the Notes, on or after the respective due dates expressed in the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

Section 7.08. Collection Suit by Trustee. If an Event of Default occurs and is continuing, the Trustee, subject to Article 6, may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid on the Notes.

Section 7.09. Trustee May File Proofs of Claim.

(a) In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relating to the Company or the property of the Company, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have given written notice of any demand on the Company for the payment of overdue principal or interest), subject to Article 6, shall be entitled and empowered, by intervention in such proceeding or otherwise,

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(ii) to collect and receive any monies or other securities or property payable or deliverable upon the conversion or exchange of the Notes or upon any such claims and to distribute the same; and any receiver, assignee, trustee, liquidator, sequestrator (or other similar official) in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 8.06 of this Indenture.

(b) Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.10. Priorities. If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

First: to the Trustee for amounts due under Section 8.06 hereof;

Second: to Holders of Notes for amounts due and unpaid on the Notes for Principal and Accrued Interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for Principal and Accrued Interest, respectively; and

Third: to the Company.

The Trustee may, from time to time, fix record dates and payment dates for any such payments to Holders of Notes. Pending payment, the Trustee shall hold such monies in trust and invest and reinvest them in Qualified Investments.

Section 7.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This

Section does not apply to a suit by the Company, the Trustee, a suit by a Holder pursuant to Section 7.06, or a suit initiated by Holders of more than 10% in principal amount of the Notes.

ARTICLE 8. TRUSTEE

Section 8.01. Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b) Except during the continuance of an Event of Default:

(i) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

(ii) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liability for its own gross negligent action, its own gross negligent failure to act, or its own willful misconduct, except that:

(i) This paragraph does not limit the effect of paragraph (b) of this Section.

(ii) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(iii) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 7.05 of this Indenture.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

(e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it.

Section 8.02. Rights of Trustee.

(a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document, unless it has reason to believe such fact or matter is falsely represented.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Certificate or Opinion or both.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

Section 8.03. Individual Rights of Trustee. The Trustee in its individual, trust, or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with the like rights. However, the Trustee is subject to Section 8.09 of this Indenture.

Section 8.04. Trustee's Disclaimer. The Trustee makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company's use of the proceeds from the Notes, and it shall not be responsible for any statement in the Notes other than its authentication.

Section 8.05. Notice of Defaults. If a Default occurs and is continuing and if the Trustee has received notice of the Default, the Trustee shall mail to Holders a notice of the Default within sixty (60) days after it occurs. Except in the case of a Default in payment on any Notes, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the best interest of Holders.

Section 8.06. Compensation and Indemnity. The Company shall promptly pay to the Trustee, upon request, from time to time reasonable compensation for its services. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

The Company shall indemnify the Trustee against any loss or liability incurred by it in connection with its services hereunder, except as set forth in the next paragraph. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity.

The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence, bad faith, or willful misconduct.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on the Notes. Such lien shall survive the satisfaction and discharge of this Indenture or any other termination under any bankruptcy law.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 7.01(d) or (e) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy law.

Section 8.07. Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

The Trustee may resign by so notifying the Company. The Holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee and the Company. The Company may remove the Trustee if:

(a) the Trustee fails to comply with Section 8.09;

(b) the Trustee is adjudged a bankrupt or an insolvent;

(c) a receiver or public officer takes charge of the Trustee or its property; or

(d) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one (1) year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

If a successor Trustee does not take office within sixty (60) days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% of principal amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 8.09 hereof, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders of the Notes. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 8.06.

Section 8.08. Successor Trustee by Merger, Etc. If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 8.09. Eligibility; Disqualification. This Indenture shall always have a Trustee who is qualified or eligible to be qualified under TIA §301 et seq., and is a corporation organized and doing business under the laws of the United States or any State or Territory or of the District of Columbia or a corporation or other person permitted to act as trustee by the SEC which (A) is authorized under such laws to exercise corporate trust powers, and (B) is subject to supervision or examination by Federal, State, Territorial, or District of Columbia authority. (TIA § 310(a)(1)). The Trustee is subject to TIA § 310(b), including the optional provision permitted by the second sentence of TIA § 310(b),(9). Section 11.07 lists any excluded indenture or trust agreement.

Section 8.10. Annual Accounting. Once each year and more frequently, if necessary, the Trustee shall render an accounting to the Company of all funds held by the Trustee in respect of Notes.

ARTICLE 9. DISCHARGE OF INDENTURE

Section 9.01. Termination of Company's Obligations.

(a) Subject to paragraph (b) of this Section 9.01, the Company may terminate all of its obligations under this Indenture if:

(i) the Notes all mature within one year or all of them have been called for redemption under arrangements satisfactory to the Trustee for giving notice of redemption; and

(ii) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest on the Notes to maturity or redemption, as the case may be.

(b) Notwithstanding the foregoing, the Company's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 4.01, 8.06, 8.07 and 9.03, and in Article 11, shall survive until the Notes are no longer outstanding. Thereafter the Company's obligations in Section 8.06 and 9.03 shall survive.

(c) After a deposit the Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under this Indenture except for those surviving obligations specified above.

(d) In order to have money available on a payment date to pay Principal or Accrued Interest on the Notes, the U.S. Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option.

(e) "U.S. Government Obligations" means direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

Section 9.02. Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 9.01, and shall invest any money earnings in U.S. Government Obligations conforming to the requirements of Section 9.01. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Notes.

Section 9.03. Repayment to Company. The Trustee and the Paying Agent shall promptly pay to the Company upon request any excess money or securities held by them at any time.

The Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of Principal or Accrued Interest that remains unclaimed for three (3) years after the redemption or payment date; provided, however, that the Trustee or such Paying Agent shall, upon written request and at the expense of the Company, cause to be published once, in a newspaper of general circulation in Indianapolis, Indiana or mailed to each Holder, notice that such money remains unclaimed and that, after a date specified therein, which shall be not less than fifteen (15) days from the date of such publication or mailing, any unclaimed balance of such money then remaining shall be repaid to the Company. After payment to the Company, Holders of Notes entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

Section 9.04. Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 9.01 and 9.02 of this Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit has occurred pursuant to Section 9.01 of this Indenture until such time as the Trustee or Paying Agent is permitted to apply such money or U.S. Government Obligations in accordance with Section 9.01 of this Indenture; provided, however, that if the Company has made any payment of interest or on principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of the Notes to receive payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 10. AMENDMENTS

Section 10.01. Without Consent of Holders. The Company and the Trustee may amend this Indenture or the Notes without the consent of any Holders of Notes:

(a) to cure any ambiguity, defect or inconsistency with any other provision herein;

(b) to comply with Sections 5.01 and Article 11; or

(c) to make any change that does not adversely affect the rights of any Holders of Notes.

(d) After an amendment to this Indenture becomes effective, the Company shall promptly mail a notice to the Holders of the Notes briefly describing the amendment.

Section 10.02. With Consent of Holders. The Company, when duly authorized by its Board of Directors, and the Trustee may amend this Indenture with the written consent of the Holders of at least 66 2/3% in Principal amount of the Notes. However, without the consent of each Holder, an amendment under this Section may not:

(a) reduce the amount of Notes whose Holders must consent to an amendment;

(b) reduce the rate of or change the time for payment of interest, including any defaulted interest, on any Notes;

(c) reduce the principal of or change the fixed maturity of any Notes or change the date on which or circumstances in which any Note may be subject to redemption, or reduce the redemption price thereof;

(d) make any Notes payable in currency other than that stated in the Notes;

(e) make any change in Article 3 or Section 7.04, 7.07 or this Section 10.02; or

(f) waive a Default in the payment of the principal of, or interest on, any Note.

After an amendment under this Section becomes effective, the Company shall mail to Holders of Notes a notice briefly describing the amendment.

Section 10.03. Revocation and Effect of Consents. Until an amendment or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Notes, even if notation of the consent is not made on any Notes. However, any such Holder or subsequent Holder may revoke the consent as to his Note or portion of a Note if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. An amendment or waiver becomes effective upon receipt by the Trustee of (i) an Officers' Certificate certifying that the Holders of the requisite Principal amount of Notes have consented to such amendment or waiver, and (ii) the written consents from the Holders of the requisite percentage in Principal amount of Notes; and thereafter binds every Holder of Notes and shall bind subsequent Holders of the Notes whether or not they had notice of the amendment or waiver.

Section 10.04. Notation on or Exchange of Notes. The Trustee may place an appropriate notation about an amendment or waiver on any Notes thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall authenticate new Notes that reflect the amendment or waiver.

ARTICLE 11. MISCELLANEOUS

Section 11.01. Notices. Any notice or communication by the Company or the Trustee to the other is duly given if in writing and hand delivered or mailed by first-class mail to the other's address stated in Section 11.07. The Company or the Trustee by notice to the other may designate additional or different address for subsequent notice or communications.

Any notice or communication to a Holder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

Any notice or communication by a Holder to either the Company or the Trustee shall be hand delivered or mailed by first class mail to the address stated in Section 11.07 or any additional or different address notice of which has been given to the Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it shall mail copy to the Trustee and each Agent at the same time.

All other notices or communications shall be in writing.

Section 11.02. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(a) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedents have been complied with.

Section 11.03. Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that the person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 11.04. Rules by Trustee and Agents. The Trustee may make reasonable rules for action by a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 11.05. Legal Holidays. A "Legal Holiday" is a Saturday, a Sunday or a day on which Trustee is not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 11.06. Duplicate Originals. The parties may sign any number of copies of this Indenture. One signed copy is enough to prove this Indenture.

Section 11.07. Variable Provisions.

"Officer" means the Chairman, President, any Vice-President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.

The Company initially appoints the Trustee Paying Agent and Registrar.

The first certificate pursuant to Section 4.04 shall be for the fiscal year ending on September 30, 2007.

The Company's address is:

The Estridge Group, Inc.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Attention: Chief Financial Officer

The Trustee's address is:

MainSource Bank
112 North Meridian Street
Portland, Indiana 47371
Attention: Corporate Trust

Section 11.08. Proof of Acts. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee, and, where it is hereby expressly required, to the Company. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by an officer of a corporation or a member of a partnership, on behalf of such corporation or partnership, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

Section 11.09. Governing Law. The laws of the State of Indiana shall govern this Indenture and the Notes.

Section 11.10. Successors. All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 11.11. Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 11.12. Table of Contents, Headings, Etc. The Table of Contents, cross-reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.13. Benefits of Indenture. Nothing in this Indenture or the Notes shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or legal or equitable right, remedy or claim under this Indenture.

SIGNATURES

THE ESTRIDGE GROUP, INC.

By: ______________________________
Paul Estridge, Jr., President

Attest: ______________________________
Secretary

MAINSOURCE BANK

By: ______________________________

Printed: ______________________________

Title: ______________________________

Attest: ______________________________
Trust Officer

KD_IM-846461_4.DOC

Exhibit 3.3

Form of Corporate Guarantee

GUARANTY AGREEMENT

This GUARANTY AGREEMENT (this "Guaranty") is entered into as of ____________, 2007 by ____________________, an Indiana corporation (the "Guarantor"), in favor of and for the benefit of the Trustee, as agent for the Noteholders (as each term is defined below).

WHEREAS, the Guarantor is an affiliate of The Estridge Group, Inc.;

WHEREAS, The Estridge Group, Inc. is offering a minimum of $2,650,000 and a maximum of $5,000,000 in the aggregate principal amount of Series 2007 Subordinated Notes due 2010, Series 2007 Subordinated Notes due 2012 and Series 2007 Subordinated Notes due 2015 (collectively the "Notes");

WHEREAS, the Guarantor has agreed to guaranty the Notes upon the terms described herein and as described in the Offering Circular of The Estridge Group, Inc. (the "Offering Circular").

NOW THEREFORE, in consideration of the covenants, representations, warranties and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their heirs, successors and assigns, agree as follows:

SECTION 1. DEFINITIONS.

Capitalized terms used herein and not otherwise defined have the meanings given in the Offering Circular. As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

"Bankruptcy Code" shall mean Chapter 11 of Title 11 of the Federal Bankruptcy Code.

"Environmental Laws" shall mean any and all U.S. federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Governmental Authority" shall mean (a) the government of (i) the United States of America, or any State or other political subdivision thereof, or (ii) any jurisdiction in which the Guarantor conducts all or any part of its business, or which asserts jurisdiction over any properties of the Guarantor, or (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

"Guaranteed Obligations" shall have the meaning given in Section 2.1.

"Guaranty" shall mean this Guaranty, as amended, restated or otherwise modified from time to time.

"Hazardous Material" shall mean any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

"Guarantor" shall mean ____________, an Indiana corporation and any successor thereto.

"Indenture" shall mean that certain Indenture dated ___________, 2007 between the Issuer and the Trustee.

"Issuer" shall mean The Estridge Group, Inc., 14300 Clay Terrace Boulevard, Carmel, Indiana 46032.

"Material" shall mean material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Guarantor and its subsidiaries, taken as a whole.

"Material Adverse Effect" shall mean a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Guarantor, or (b) the ability of the Guarantor to perform its obligations under this Guaranty or the ability of the Issuer to perform its obligations under the Offering Circular, the Indenture or the Notes, or (c) the validity or enforceability of this Guaranty, the Offering Circular, the Indenture or the Notes.

"Noteholders" shall mean the persons who purchase the Notes pursuant to the Offering Circular and any person in whose name the Notes are registered with the Trustees from time to time.

"Notes" shall have the meaning given in the recitals hereto.

"Trustee" shall mean MainSource Bank, Greensburg, Indiana.

SECTION 2. GUARANTY.

Section 2.1. <u>Guarantee of Payment and Performance of Obligations</u>. The Guarantor hereby irrevocably, unconditionally and jointly and severally guarantees to each Noteholder the due and punctual payment in full of (i) the principal and interest on (including interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Issuer, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), and any other amounts due under, the Notes when and as the same shall become due and payable (whether at stated maturity or by required or optional prepayment or by acceleration or otherwise) and (ii) any other sums which may become due under the terms and provisions of the Offering Circular, the Indenture or the Notes (all such obligations described in clauses (i) and (ii) above are herein called the "Guaranteed Obligations"). The guaranty in the preceding sentence is an absolute, present and continuing guaranty of payment and not merely of collectibility and is in no way conditional or contingent upon any attempt to collect from the Issuer or any other guarantor of the Notes or upon any other action, occurrence or circumstance whatsoever. In the event that the Issuer shall fail so to pay any of the Guaranteed Obligations, the Guarantor agrees to pay the same when due to the Noteholders entitled thereto, without demand, presentment, protest or notice of any kind, in lawful money of the United States of America, at the place for payment specified in the Notes. Each default in payment of principal or interest on any Note shall give rise to a separate cause of action hereunder and separate suits may be brought hereunder as each cause of action arises.

The Guarantor hereby agrees to pay and to indemnify and save each Noteholder harmless from and against any damage, loss, cost or expense (including attorneys' fees) which such Noteholder may incur or be subject to as a consequence, direct or indirect, of (i) any breach by the Guarantor or the Issuer of any warranty, covenant, term or condition in, or the occurrence of any default under this Guaranty, the Indenture or the Notes, together with all expenses resulting from the compromise or defense of any claims or liabilities arising as a result of any such breach or default, and (ii) any legal action commenced to challenge the validity or enforceability of this Guaranty, the Indenture or the Notes.

Section 2.2. Obligations Absolute. The obligations of the Guarantor hereunder shall be primary, absolute, irrevocable and unconditional, irrespective of the validity, regularity or enforceability of the Notes, shall not be subject to any counterclaim, setoff, deduction or defense based upon any claim the Guarantor may have against the Issuer or any Noteholder or otherwise, and shall remain in full force and effect without regard to, and shall not be released, discharged or in any way affected by, any circumstance or condition whatsoever (whether or not the Guarantor shall have any knowledge or notice thereof), including, without limitation: (a) any amendment, modification of or supplement to the Notes (except that the obligations of the Guarantor hereunder shall apply to the Notes as so amended, modified or supplemented) or any assignment or transfer of any thereof or of any interest therein, or any furnishing, acceptance or release of any security for the Notes; (b) any waiver, consent, extension, indulgence or other action or inaction under or in respect of the Notes; (c) any bankruptcy, insolvency, readjustment, composition, liquidation or similar proceeding with respect to the Issuer or its property; (d) any merger or consolidation of any of the Guarantor or any of its subsidiaries with any other subsidiary or with any other entity or any sale, lease or transfer of any or all of the assets of the Guarantor or any of its subsidiaries to any person; (e) any failure on the part of the Issuer for any reason to comply with or perform any of the terms of any other agreement with the Guarantor; or (f) any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. The Guarantor covenants that its obligations under this Guaranty will not be discharged except by payment in full of all of the Guaranteed Obligations.

Section 2.3. Waiver. The Guarantor unconditionally waives to the fullest extent permitted by law, (a) notice of acceptance hereof, of any action taken or omitted in reliance hereon and of any defaults by the Issuer in the payment of any amounts due under the Notes, and of any of the matters referred to in Section 2.2 hereof; (b) all notices which may be required by statute, rule of law or otherwise to preserve any of the rights of each Noteholder against the Guarantor, including, without limitation, presentment to or demand for payment from the Issuer or the Guarantor with respect to any Note, notice to the Issuer or the Guarantor of default or protest for nonpayment or dishonor and the filing of claims with a court in the event of the bankruptcy of the Issuer; (c) any right to the enforcement, assertion or exercise by any Noteholder of any right, power or remedy conferred in this Guaranty or the Notes; (d) any requirement or diligence on the part of any Noteholder; and (e) any other act or omission or thing or delay to do any other act or thing which might in any manner or to any extent vary the risk of the Guarantor or which might otherwise operate as a discharge of the Guarantor.

Section 2.4. Obligations Unimpaired. The Guarantor authorizes the Noteholders, without notice or demand to the Guarantor and without affecting its obligations hereunder, from time to time (a) to renew, compromise, extend, accelerate or otherwise change the time for payment of, or otherwise change the terms of, all or any part of the Notes or any other instrument referred to therein; (b) to exercise or refrain from exercising any rights against the Guarantor and others; and (c) to apply any sums, by whomsoever paid or however realized, to the payment of the principal and interest on the Notes and any other Guaranteed Obligations. The Guarantor waives any right to require the Noteholders to proceed against any additional or substitute guarantors or any other person or to pursue any other remedy available to such Noteholders.

Section 2.5. Subrogation; Subordination.

(a) The Guarantor will not (i) exercise any rights which it may have acquired by way of subrogation under this Guaranty, by any payment made hereunder or otherwise, or (ii) accept any payment on account of such subrogation rights, or any rights of reimbursement or indemnity unless and until all of the obligations, undertakings or conditions to be performed or observed by the Issuer pursuant to the Indenture and the Notes at the time of the Guarantor's exercise of any such right shall have been performed, observed or paid in full.

(b) The Guarantor hereby subordinates the payment of all debt and other obligations of the Issuer owing to the Guarantor, whether now existing or hereafter arising, including, without limitation, all rights and claims described in this Sections 2.5, to the indefeasible payment in full of all Guaranteed Obligations.

(c) If any amount or other payment is made to or accepted by the Guarantor in violation of the preceding Sections 2.5(a) or (b), such amount shall be deemed to have been paid to the Guarantor for the benefit of, and held in trust for the benefit of, the Noteholders and shall be paid over to the Noteholders, to be applied to the Guaranteed Obligations, whether matured or unmatured. The Guarantor acknowledges that it will receive benefits from the sale of the Notes by the Issuer and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits.

Section 2.6. Reinstatement of Guaranty. This Guaranty shall continue to be effective, or be reinstated, as the case may be, if and to the extent at any time payment, in whole or in part, of any of the sums due to any Noteholder for principal or interest on the Notes or any of the other Guaranteed Obligations is rescinded or must otherwise be restored or returned by such Noteholder upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the

Issuer, or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Issuer or any substantial part of its property, or otherwise, all as though such payments had not been made. If an event permitting the acceleration of the maturity of the principal amount of the Notes shall at any time have occurred and be continuing and such acceleration shall at such time be prevented or the right of any Noteholder to receive any payment under any Note shall at such time be delayed or otherwise affected by reason of the pendency against the Issuer of a case or proceeding under a bankruptcy or insolvency law, for purposes of this Guaranty and the Guarantor's obligations hereunder, the maturity of such principal amount shall be deemed to have been accelerated with the same effect as if the Noteholders had accelerated the same in accordance with the terms of the Note, and the Guarantor shall forthwith pay such accelerated principal amount and accrued interest, if any, thereon and any other amounts guaranteed hereunder.

Section 2.7. Reimbursement Agreement. In the event that the Guarantor, for any reason whatsoever, fails to timely satisfy its obligations under this Guaranty, the Trustee, may, but shall not be required to, direct the Guarantor to enforce the provisions of that certain Reimbursement Agreement, dated _________, between the Guarantor and Paul E. Estridge whereby Paul E. Estridge will also become liable for the payment of the Guaranteed Obligations.

SECTION 3. AFFIRMATIVE COVENANTS.

The Guarantor covenants that so long as any of the Notes are outstanding:

Section 3.1. Financial and Business Information. To the extent such information has not previously been provided by the Issuer in its consolidated financial statements, the Guarantor shall deliver to each the Trustee and the Placement Agent:

(a) Quarterly Statements -- within 60 days after the end of each quarterly fiscal period in each fiscal year of the Guarantor (other than the last quarterly fiscal period of each such fiscal year), a copy of:

(1) a consolidated balance sheet of the Guarantor as of the end of such quarter, and

(2) consolidated statements of earnings, retained earnings and cash flows of the Guarantor for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally;

(b) Annual Statements -- within 120 days after the end of each fiscal year of the Guarantor, a copy of,

(1) a consolidated balance sheet of the Guarantor, as of the end of such year, and

(2) consolidated statements of earnings, retained earnings and cash flows of the Guarantor, for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP;

(c) Notice of Default or Event of Default -- promptly, and in any event within five (5) business days after a responsible officer of the Issuer or the Guarantor becomes aware of the existence of any default or event of default or that any person has given any notice or taken any action with respect to a claimed default hereunder or that any person has given any notice or taken any action with respect to a claimed default of the type referred to in Section _____ of the Indenture, a written notice specifying the nature and period of existence thereof and what action the Guarantor is taking or proposes to take with respect thereto; and

(d) Notices from Governmental Authority -- promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Guarantor from any Federal or state Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect.

Section 3.2. Compliance with Law. The Guarantor will comply with all laws, ordinances or governmental rules or regulations to which it is subject, including, without limitation, Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of its properties or to the conduct of its business, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.3. Insurance. The Guarantor will maintain, with insurers reasonably determined by the Guarantor in good faith to be financially sound and reputable, insurance with respect to its properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

Section 3.4. Maintenance of Properties. The Guarantor will maintain and keep, or cause to be maintained and kept, its properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Guarantor from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Guarantor has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.5. Payment of Taxes and Claims. The Guarantor will file all tax returns required to be filed in any jurisdiction and pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on it or any of its properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Guarantor, provided that the Guarantor shall not be required to pay any such tax, assessment, charge, levy or claim if (a) the amount, applicability or validity thereof is contested by the Guarantor on a timely basis in good faith and in appropriate proceedings, and the Guarantor has established adequate reserves therefor in accordance with GAAP on the books of the Guarantor or (b) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

Section 3.6. Corporate Existence, Etc. The Guarantor will at all times preserve and keep in full force and effect its corporate existence.

SECTION 4. NEGATIVE COVENANTS.

The Guarantor covenants that so long as any of the Notes are outstanding:

Section 4.1. Nature of Business. The Guarantor will not engage in any business if, as a result, the general nature of the business in which the Guarantor would then be engaged would be substantially changed from the general nature of the business in which the Guarantor is engaged on the effective date of this Guaranty.

Section 4.2. Transactions with Affiliates. The Guarantor will not enter into directly or indirectly any Material transaction or Material group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any affiliate, except in the ordinary course and pursuant to the reasonable requirements of the Guarantor's business and upon fair and reasonable terms no less favorable to the Guarantor than would be obtainable in a comparable arm's-length transaction with a person not an affiliate.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE GUARANTOR.

The Guarantor represents and warrants to each Noteholder that:

Section 5.1. Organization; Power and Authority. The Guarantor is a corporation duly incorporated and validly existing under the laws of the State of Indiana, and is duly qualified and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Guarantor has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Guaranty and to perform the provisions hereof.

Section 5.2. Authorization, Etc. This Guaranty has been duly authorized by all necessary corporate action on the part of the Guarantor, and this Guaranty constitutes, a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3. Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Guarantor of this Guaranty will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any lien in respect of any property of the Guarantor under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, articles of incorporation, charter or by-laws, or any other Material agreement or instrument to which the Guarantor is bound or by which the Guarantor or any of its properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to the Guarantor or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Guarantor.

Section 5.4. Governmental Authorizations, Etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Guarantor of this Guaranty, other than those consents, approvals or authorizations obtained and those registrations, filings or declarations made on or before the effective date.

Section 5.5. Litigation; Observance of Agreements, Statutes and Orders. (a) there are no actions, suits or other proceedings pending or, to the knowledge of the Guarantor, threatened against or affecting the Guarantor or any property of the Guarantor in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, (b) the Guarantor is not in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or in violation of any applicable law, ordinance, rule or regulation (including, without limitation, Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.6. Taxes. The Guarantor has filed all income tax returns that are required to have been filed in any jurisdiction, and has paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon it or its property, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not, individually or in the aggregate, Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Guarantor has established adequate reserves in accordance with GAAP. The Guarantor knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Guarantor in respect of United States or other taxes for all fiscal periods are adequate.

Section 5.7. Title to Property; Leases. The Guarantor has good and sufficient title to its properties that, individually or in the aggregate, are Material, in each case free and clear of liens prohibited by this Guaranty. All leases that, individually or in the aggregate, are Material are valid and subsisting and are in full force and effect in all material respects.

Section 5.8. Environmental Matters. The Guarantor has no knowledge of any claim nor has it received any notice of any claim, and no proceeding has been instituted raising any claim against the Guarantor or any of its real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to each Noteholder in writing:

(a) The Guarantor has no knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by the Guarantor or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) The Guarantor has not stored any Hazardous Materials on real properties now or formerly owned, leased or operated by it nor has it disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c) All buildings on all real properties now owned, leased or operated by the Guarantor are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

SECTION 6. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Guaranty, the purchase or transfer by any subsequent holder of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent Noteholder, regardless of any investigation made at any time by or on behalf of any subsequent Noteholder. All statements contained in any certificate or other instrument delivered by or on behalf of the Guarantor pursuant to this Guaranty shall be deemed representations and warranties of the Guarantor under this Guaranty. Subject to the preceding sentence, this Guaranty embodies the entire agreement and understanding between the holders of the Notes and the Guarantor and supersede, all prior agreements and understandings relating to the subject matter hereof.

SECTION 7. AMENDMENT AND WAIVER.

This Guaranty may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Guarantor and the Trustee, as the Trustee is permitted to act pursuant to the Indenture, except that no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, amend any of Section 2 hereof.

SECTION 8. NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by facsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (charges prepaid). Any such notice must be sent:

(1) if to the Trustee as agent for the Noteholders, to the address specified for such communications in the Indenture, or at such other address as the Trustee shall have specified to the Guarantor in writing,

(2) if to the Guarantor, to ______________, Attention: __________, or at such other address as the Guarantor shall have specified to the holder of each Note in writing.

Notices under this Section will be deemed given only when actually received.

SECTION 9. SUBMISSION TO JURISDICTION, JUDGMENTS, ETC.

The Guarantor hereby irrevocably consents and submits to the exclusive jurisdiction of any court located within the State of Indiana sitting in Hamilton County and the United States District Court for the Southern District of Indiana and irrevocably agrees that all actions or proceedings relating to this Guaranty may be litigated in such courts and the Guarantor irrevocably waives any objection which it may have based on improper venue or forum non conveniens to the conduct of any proceeding in any such court.

SECTION 10. MISCELLANEOUS.

Section 10.1. Successors and Assigns. All covenants and other agreements contained in this Guaranty by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

Section 10.2. Payments Due on Non-Business Days. Anything in this Guaranty to the contrary notwithstanding, any payment of principal or interest on any Note that is due on a date other than a business day shall be made on the next succeeding business day without including the additional days elapsed in the computation of the interest payable on such next succeeding business day.

Section 10.3. Severability. Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.4. Construction.

(a) Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any person, or which such person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such person.

(b) Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Guaranty, the same shall be done in accordance with GAAP, to the extent applicable, except where such principles are inconsistent with the requirements of this Guaranty.

Section 10.5. Counterparts. This Guaranty may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 10.6. Governing Law. This Guaranty shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Indiana excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

IN WITNESS WHEREOF, this Guaranty has been duly executed as of the date first set forth above.

"GUARANTOR"

____

By: ___________________________

Its: ___________________________

KD_IM-856003_5.DOC

Exhibit 10.1

Consent of Krieg DeVault LLP (contained in 11.1)

Exhibit 10.2

Consent and Certification of Indiana Securities, LLC

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by The Estridge Group, Inc., pursuant to Regulation A in connection with a proposed offering of a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2007 Subordinated Notes to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement, with respect to the undersigned, its managers and officers or members, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Indiana Securities, LLC

By: Frank D. Neese
Frank D. Neese, Manahger

Dated: May 2, 2007

KD_IM-960406_1.DOC

Exhibit 11.1

Opinion of Krieg DeVault LLP

KRIEG · DEVAULT LLP
ATTORNEYS AT LAW

May 2, 2007

MainSource Bank, Trustee
For the benefit of the Holders of the Series 2007 Subordinated
Notes Due 2010, 2012 and 2015
112 North Meridian Street
Portland, Indiana 47371

RE: Issuance of up to $5 Million of Offered Securities

Ladies and Gentlemen:

We have represented The Estridge Group, Inc. ("TEG"), Estridge Development Company, Inc. ("EDC") and Paul E. Estridge Corp. ("P Corp") (collectively, the "Company") as special counsel in connection with the preparation and filing of an Offering Statement on Form 1-A (the "Offering Statement") with the Securities and Exchange Commission, under the Securities Act of 1933, as amended (the "Act"), for the purpose of issuing up to an aggregate of $5,000,000 of (i) unsecured debt securities of TEG (the "Notes") and (ii) guarantees by EDC and P Corp of the Notes pursuant to a Guarantee Agreement to be executed by TEG and P Corp (the "Guarantees"). The Notes and Guarantees are collectively referred to herein as the "Offered Securities."

The Offered Securities will be sold and issued in accordance with the Offering Statement.

In connection with this opinion, we have reviewed (a) the Company's Articles of Incorporation and By-Laws, and (b) such other records, documents, instruments and information as we have in our judgment deemed relevant. In our review, we have assumed the following: (i) the authenticity of original documents and the genuineness of all signatures, (ii) the conformity to the originals of all documents submitted to us as copies, and (iii) the truth, accuracy and completeness of the records, documents, instruments, certificates and information which we have reviewed. We have also assumed that the Offering Statement will have become qualified under the Act.

Based upon the foregoing, and subject to the exceptions, qualifications and limitations stated herein, we advise you that, in our opinion, when (i) the Offering Statement has become qualified under the Act, (ii) any such class or series of Offered Securities has been duly issued and sold, and payment has been received for such Offered Securities in the manner contemplated in the Offering Statement and any applicable amendments thereto (including any post-effective amendments), (iii) the Indenture of Trust and Guarantee Agreements relating to the Notes have been duly executed and delivered, and (iv) the Notes have been duly executed and authenticated in accordance with the Indenture of Trust and issued and sold as contemplated in the Offering Statement; then the Notes and the Guarantees will constitute valid and binding obligations of the Company enforceable in accordance with their respective terms subject to (x) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, (y) general principals of equity (regardless of whether considered in a proceeding at law or in equity) and (z) the qualification that the remedy of specific performance and injunctive or other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought.

This opinion is limited to the matters stated herein, and no opinion is to be implied or may be inferred beyond the matters expressly stated. This opinion opines upon Indiana law, including the Indiana constitution, all applicable provisions of the statutory provisions and reported judicial decisions interpreting those laws.

We hereby consent to the use of this opinion as an exhibit to the Offering Statement and to the reference made to us in the Offering Statement and in the Prospectus under the caption "Legal Matters." In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

Krieg DeVault LLP

KRIEG DeVAULT LLP

END